07045295

1-14446

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2007.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

p.G.
2-1-07

PROCESSED
FEB 28 2007
THOMSON FINANCIAL

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

SEC MAIL PROCESSING SECTION
FEB 2 3 2007
WASH, D.C.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ___√___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank and its affiliates filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: February 23, 2007

By: ______________________
Name: Rasha El Sissi
Title: Associate Vice President, Legal

TD Bank Financial Group

A different kind of bank



151st Annual Report 2006

Economic profit (loss)
(millions of Canadian dollars)



$1,400
1,200
1,000
800
600
400
200
0
-200
01
02
03
04
05
06

(millions of Canadian dollars)	2006
Economic profit	$1,309

Total shareholder return
(percent)



60%
50
40
30
20
10
0
-10
-20
01
02
03
04
05
06

(percent)	2006
Average of four other major Canadian banks	[illegible]
TD Bank	20.3%

2004	2003	2002	2001	2000	1999	1998	1997	inc./(dec.) 2006/2005
$ 10,656	$ 9,861	$ 10,072	$ 10,671	$ 9,877	$ 8,860	$ 6,084	$ 5,441	$ 1,207
2,232	989	(160)	1,300	969	2,938	1,076	1,057	2,352
2,485	1,945	1,414	2,075	–	–	–	–	493
892	415	(160)	549	–	–	–	–	247
$311,027	$273,532	$278,040	$287,838	$264,818	$214,417	$181,831	$163,852	$27,704
100,306	108,217	120,633	127,118	130,160	108,484	105,106	102,885	11,897
12,668	11,576	11,556	11,912	11,099	10,700	7,688	6,757	3,766
32,126	28,784	18,942	22,587	26,119	20,937	13,638	15,337	7,056
$ 3.39	$ 1.51	$ (.25)	$ 2.05	$ 1.53	$ 4.81	$ –	$ –	$ 3.14
3.77	2.98	2.18	3.27	–	–	–	–	.52
1.36	1.16	1.12	1.09	.92	.72	.66	.56	.20
19.31	17.64	17.91	18.97	17.83	17.25	12.94	11.38	4.48
48.98	43.86	29.35	35.94	41.95	33.75	22.95	25.83	9.40
15.1%	54.4%	(15.7)%	(11.9)%	27.4%	50.3%	(9.0)%	69.1%	3.1bps
18.5%	8.7%	(1.3)%	11.3%	8.9%	34.3%	15.0%	16.6%	10.2bps
20.6	17.1	11.6	18.0	–	–	–	–	(.9)
33.9	33.9	25.8	48.8	–	–	–	–	1.8
16.7	14.1	10.1	16.3	–	–	–	–	(.5)
.7	.3	–	.4	.4	1.4	.6	.7	.6
2.4	1.4	.5	1.4	–	–	–	–	.1
12.6	10.5	8.1	8.4	7.2	10.1	7.2	6.6	1.9
4.1	4.2	4.2	4.1	4.2	5.0	4.2	4.1	.6
75.1	84.8	77.0	81.1	82.3	51.5	65.0	62.2	(14.3)
66.0	69.5	67.3	67.1	–	–	–	–	(2.8)
(.3)	.2	2.2	.7	.4	.3	.5	.4	.3

[2] Adjusted to reflect the one-for-one stock dividend paid on July 31, 1999.
[3] As the information is not reasonably determinable, amounts for years prior to 1999 have not been calculated to give effect to dilution under the treasury stock method.
[4] Includes customers' liability under acceptances.
[5] Tangible common equity is total shareholders' equity and less average intangibles and goodwill of $9.3 billion for 2006 (2005 – $6.8 billion; 2004 – $4.7 billion; 2003 – $5.7 billion; 2002 – $6.7 billion; 2001 – $7.3 billion).

CONTENTS

THE YEAR AT A GLANCE[1]

Net income (loss) available to common shareholders
(millions of Canadian dollars)



$5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
-500
97 98 99 00 01 02 03 04 05 06

(millions of Canadian dollars)	2006
Net income available to common shareholders – reported	$4,581
Net income available to common shareholders – adjusted	[illegible]

Diluted earnings[3] and dividends per share
(Canadian dollars)



$7
6
5
4
3
2
1
0
-1
97 98 99 00 01 02 03 04 05 06

(Canadian dollars)	2006
Diluted earnings per share – reported	$6.34
Diluted earnings per share – adjusted	4.66
Dividends per share	[illegible]

FINANCIAL HIGHLIGHTS[1]

(millions of Canadian dollars, except as noted)	2006	2005
Results of operations		
Total revenues – reported	**$ 13,104**	$ 11,897
Net income (loss) available to common shareholders – reported	**4,581**	2,229
Net income available to common shareholders – adjusted	**3,354**	2,861
Economic profit (loss)	**1,309**	1,062
Financial position at year end		
Total assets	**$392,914**	$365,210
Total risk-weighted assets	**141,879**	129,982
Total shareholders' equity	**19,632**	15,866
Market capitalization	**46,704**	39,648
Per common share[2] (Canadian dollars)		
Diluted earnings[3] – reported	**$ 6.34**	$ 3.20
Diluted earnings – adjusted	**4.66**	4.14
Dividends	**1.78**	1.58
Book value	**26.77**	22.29
Closing market price	**65.10**	55.70
Total shareholder return	**20.3%**	17.2%
Financial ratios (percent)		
Return on total common equity – reported	**25.5%**	15.3%
Return on total common equity – adjusted	**18.7**	19.6
Return on tangible equity[5] – adjusted	**38.6**	36.8
Return on invested capital – adjusted	**15.6**	16.1
Return on total assets	**1.2**	.6
Return on risk-weighted assets – adjusted	**2.5**	2.4
Tier 1 capital to risk-weighted assets	**12.0**	10.1
Common equity to total assets	**4.9**	4.3
Efficiency ratio – reported	**59.5**	73.8
Efficiency ratio – adjusted	**62.2**	65.0
Provision for credit losses as a % of net average loans[4]	**.3**	–

[1] Results prepared in accordance with GAAP are referred to as "reported". Adjusted earnings (excluding "items of note", net of tax, from reported results), economic profit (loss) and return on invested capital are not defined terms under GAAP and therefore, may not be comparable to similar terms used by other issuers. See "How the Bank Reports" and "Economic Profit and Return on Invested Capital" in the accompanying Management's Discussion and Analysis for further explanation. Adjusted earnings are presented from 2001 to allow for sufficient years for historical comparison. Adjusted earnings shown for years prior to 2006 reflect adjustments for amortization of intangibles and certain identified items as previously disclosed by the Bank for the applicable period. See "How the Bank Reports" and the "Ten-year Statistical Review" sections for reconciliation with reported results.

A different kind of bank

ORGANIC GROWTH driving shareholder value today and for the future

BEST RETURN FOR RISK UNDER-TAKEN

Best-in-class Canadian retail operations

A top 10 bank in North America by market capitalization

TD Bank Financial Group

Wholesale bank delivering **high return on capital invested**

Focused U.S. growth strategy

14 million + customers worldwide served by over 58,000 dedicated employees

OPERATING WITH EXCELLENCE

We're proud to say we think we're a different kind of bank. Different in how we run and grow our businesses. Different in the way we deliver excellent returns to our shareholders and provide outstanding service to our customers. And different in what we do to give back to our communities and make TD a great place to work for our employees. Through that difference we're building the better bank.

A key advisor

Canetic Resources Trust in Calgary, led by President & CEO Paul Charron, has grown through numerous strategic acquisitions to become the third largest conventional oil and gas royalty trust in North America. For more than 5 years, TD Securities has been a lead advisor, underwriter and lender to Canetic, helping facilitate the company's growth plans in a competitive industry.



Paul Charron,
Canetic Resources Trust,
President and CEO


TD'S PREMIUM RETAIL EARNINGS MIX IN 2006
U.S. Retail 12%
Wholesale 19%
Canadian Retail 69%

13%
adjusted earnings per share growth



Growing strategically

TD has proven that with superior execution of its strategy, and focus and hard work, one bank can consistently gain revenue and market share from its peers. We focus on growing and investing in our businesses for the long term, while delivering on tough short term earnings goals. That approach is why TD is a top ten bank in North America.

145
new domestic wealth management advisors in 2006



Miss Mildred Clare,
TD Waterhouse
Private Trust client

Loyalty built on service and trust

Having witnessed the Great Depression and several bull and bear markets since then, Miss Mildred Clare holds a personal philosophy that you should do what you like to do in life and surround yourself with people you trust. From her first deposit at TD's Montreal Westmount branch in 1914, to her weekly meetings with her TD Waterhouse Private Trust advisor, at 96, Miss Clare truly values the importance of building relationships.

TD named one of Canada's best brands
The Globe and Mail

#1
in overall customer service & customer satisfaction
Synovate survey
JD Power & Associates



South Asian Festival, 2006

Leading web bank with more than
4.5 million
online customers

Supporting events that matter to our diverse customers



Building relationships

Paying serious attention to what counts for our customers and communities is important to TD. That's helped us build our reputation for exceptional service. We have a culture that believes in and constantly focuses on our customers. A majority of our employees participate in share ownership and they understand that we all work for the same person – the TD shareholder.



50 more Small Business Advisors added in 2006

TD named one of the BEST WORK PLACES in Canada

Canadian Business

Opened **31** new TD Canada Trust branches across Canada in 2006

POWERFUL CANADIAN RETAIL OPERATIONS ENGINE

#1 or #2

market share in most retail products

#1

discount brokerage



TD Banknorth



TD AMERITRADE
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A FOCUSED U.S. GROWTH STRATEGY

A top 3 player in the U.S. on-line brokerage business combined with a bank that has over 600 branches in northeastern U.S.

Over 85%

participation in our annual TD Pulse opinion survey where employee feedback helps TD strive to be a great place to work



Gave a book to every grade 1 student in Canada through **TD Book Week**

2,500+

new state-of-the-art Automated Banking Machines installed across Canada, offering five language choices, greater security features, audio guidance and more.





TD SECURITIES closing in on being a top 3 dealer in Canada

$61 million

invested in training and developing our people so we can better serve our customers

Surveyed over

400,000

customers and asked them for feedback through our **Customer Service Index** in 2006.



Creating opportunity

At TD it's incredibly important to us to listen to our customers so we can anticipate and identify opportunities that best meet their evolving needs. The same applies to our employees, as we invest in their learning and development, and strive to make TD a great place to work.

Facilitating growth

A maker of precision equipment used to manufacture flat screen products such as cell phones and laptops, Azores Corp. in Wilmington, MA, led by President & CEO Elvino da Silveira, saw the potential of pursuing international expansion. Requiring financing to fulfill a milestone order from a customer in Taiwan, Azores faced challenges securing a banking partner. Taking the time to understand all aspects of the business and its growth plans, TD Banknorth was able to support Azores' export business to Asia, which has led to a five-fold increase in sales since 2004.



Elvino
AZORES

Elvino da Silveira,
Azores Corp.,
President and CEO



Canada Trust
My Accounts
Customer Service
Products & Services
The right mix of
mutual func
can help get
you there
with confiden
NEW TD® / AAdvantage®
Platinum Visa Card
Live Free with epost

#1
customer internet bank in Canada
Rated by Global Finance

100
TD employees helped prepare skilled new immigrants to find work in their fields through the **Mentoring Partnership** program.

TD MUTUAL FUNDS
4th largest among all peers in Canada



TO OUR SHAREHOLDERS

Chairman of the Board's Message

2006 was another outstanding year for TD Bank Financial Group – one that saw the Bank build value for our shareholders, deliver exceptional service to our customers, and invest in our businesses and the future.



The Bank's strong financial performance led TD's Board to increase the total dividend per share to $1.78, an increase of 12.7% over last year. In 2006, TD's total shareholder return was 20.3%. Over the past three years, we have increased the dividend 6 times for a total increase of 50%, and the Bank's total shareholder return has increased 62.3%, a testament to TD's earnings strength.

FOCUS ON THE FUTURE

TD continued to invest for the future in 2006, in part, through a U.S. growth strategy in TD Banknorth and TD Ameritrade. Reflecting the importance of these investments, our directors worked closely with the management teams of TD Bank Financial Group, TD Banknorth and TD Ameritrade, providing strategic counsel and advice. The Board remains confident that TD's management is executing on a two-pronged U.S. growth platform that will enhance shareholder value for the long term.

LEADING THE WAY IN GOVERNANCE

TD has made many governance enhancements in recent years that have ensured that both the Board and management goals are aligned and focused on their responsibilities to shareholders. I'm pleased to report that in 2006, TD was recognized for having one of Canada's top boards by *The Globe and Mail*'s Corporate Governance Rankings. TD was also the recipient of the 2006 Best Governance Award from *Investor Relations (IR) Magazine* in Canada. This external recognition is the result of the commitment that our directors and senior executives have made to leadership in corporate governance.

I'm also proud to recognize that the Bank attained Sarbanes Oxley (SOX) 404 certification this year, which strengthens the financial controls we have throughout TD. This certification involved a tremendous amount of work by TD employees, our auditors, and with the oversight of the Board's Audit Committee.

In 2006, the Board also refined TD's director evaluation processes, further improving how directors receive feedback. This work refines our framework for providing constructive input, improving directors' individual skills and how the Board functions as a whole.

The Board believes TD success is based on a culture of integrity which starts with the principle "tone at the top". Setting the tone is not about doing one specific thing; it involves a combination of policies, procedures and behavioral leadership that spreads throughout an organization. For example, an important first step in building a culture is developing a Code of Conduct and Ethics that resonates with employees. In 2006, the TD Board played a role in setting the right tone by overseeing the update of these standards of integrity, honesty and professionalism.

THE RIGHT BALANCE OF OVERSIGHT AND STRATEGIC COUNSEL

As your Chairman, I'm more focused than ever on running the Board in a way that delivers the most strategic value to TD and our shareholders. In the past few years, all boards have spent tremendous energy on the compliance and due diligence functions, sometimes at the expense of time devoted to the advisory assistance that boards can provide to management. While the oversight functions are being fully carried out, the TD Board placed additional emphasis on engaging our directors in strategic discussions to ensure that the Bank benefited from their collective experience.

CHANGES TO THE BOARD

The Board was delighted to welcome Irene Miller as a director this year. Irene brings a U.S. perspective to the table that I have no doubt will benefit our organization and our shareholders in the years ahead. Also on behalf of the Board, I'd like to thank Mickey Cohen, who retired as a director in 2006, for his outstanding service to TD. His contributions over the years as Lead Director, Chair of our Corporate Governance Committee, and a member of the Management Resources and Risk Committees were invaluable.

OUR PEOPLE ARE THE DIFFERENCE

On behalf of the Board, I would like to sincerely thank Ed Clark, his management team and all employees across TD for another tremendous year. The results TD produced in 2006 don't happen without the dedication of an exceptional group of people who work hard every day to make us a better financial institution.



John M. Thompson
Chairman of the Board of Directors

TO OUR SHAREHOLDERS

President and CEO's Message

We're proud of what we accomplished in 2006. We're proud to be one of the top 10 largest banks in North America based on market capitalization. And we're proud to say we think we're a different kind of bank.



For us, being different means being the better bank – a leading North American financial institution with an integrated, customer focus. Every day we want to run our bank better than we did the previous day, and better than our competition. 2006 was another strong year for TD Bank Financial Group – and with it, we moved that much closer to being the better bank that we envision.

STRIVING TO BE BETTER

We're offering our shareholders a financial services company which is also a growth company. We believe five key factors make us a growth company different from the others.

- We have a balanced and actively managed risk strategy that delivers the best return for each dollar of risk that we take on.
- We build strong franchise businesses, embed in each of them the same philosophy of what to do, and focus on their organic growth.
- We are an organization that truly revolves around the customer – one that knows it all starts with customers, and anticipating and meeting their needs.
- We are committed to operational excellence. Shareholder value in financial services is created by executing better. That's why we're constantly looking at our processes and figuring out how to do them better.
- We build for the future. Our leaders at TD are not just focused on meeting short-term performance targets. They know they must invest in the future at the same time.

This approach delivered strong results to our shareholders in 2006. We said we were going to grow earnings per share by 7 to 10%. That's exactly what we did – and more. I'm extremely pleased to tell you that TD grew adjusted earnings per share 13% in 2006. We increased our overall adjusted earnings by 18% over the previous year. We were able to do this because each of our businesses is doing what they said they would do.

DOMESTIC BUSINESSES THAT DELIVER

Our Canadian retail operations continue to be a powerhouse for us. Our Canadian Personal and Commercial bank, coupled with our Canadian Wealth Management business, delivered record earnings this year. We're a powerful player in this field and we firmly believe in this model.

That's why we opened 31 new retail branches in 2006, and added hundreds more customer-facing employees. Our customers are telling us they like what we're doing. They have named us *#1 in overall customer service* in Canada, the #1 consumer internet bank in Canada, and one of the country's most trusted and respected brands.

We're also very pleased with our Wholesale Bank's current position. We're quickly closing in on being a top three dealer in Canada. We seized the number one position in equity block trading and fixed income trading, and we're a top three advisor in mergers and acquisitions. We also reached a major milestone this year, completing our exit of the global structured products businesses. This means we now have a derivatives business that will deliver strong rates of return with less risk.

U.S. PLATFORM POSITIONED FOR GROWTH

Growing in the United States, through TD Banknorth and TD Ameritrade, is an important part of our future. We're very positive about both TD Banknorth's and TD Ameritrade's potential to grow organically and deliver value to our shareholders.

One of this year's biggest challenges certainly had to be TD Banknorth's performance. It was not as strong as we would have liked. The banking climate in the United States continues to be difficult. That's why the TD Banknorth team is focused *on organic growth* opportunities – on building the better bank versus the bigger one. It will take hard work. It will take some time. But we have the experience, proven track record and strong leadership team to make it happen.

In many ways, the environment that's been challenging TD Banknorth has had a positive effect on TD Ameritrade, who delivered its fourth consecutive year of record earnings growth. In TD Ameritrade, we have one of the top three on-line brokerage businesses in the United States and clearly an operation with enormous potential.

As I reflect on 2006, I'm encouraged by the action we took this year to continue building a distinct and strong presence in the United States.

EMPLOYEES STRIVING TO MAKE A DIFFERENCE

Our success at TD comes from our 58,000 people. Every time I meet with employees, I'm struck by the force of their passion for the job, their commitment to our customers, and their pride in our organization. We simply have a wonderful team of people. They make us different. They make us a better bank. On behalf of TD's senior management and Board of Directors, I'd like to sincerely thank all of our TD employees around the globe for a job exceedingly well done.

ANOTHER STRONG YEAR

In 2006 we showed we are a different kind of bank – staffed by spirited employees and backed up by a powerful brand. We have better growth at lower risk than our competitors, we've proven ourselves as an earnings growth leader, and we have a strong base on which to grow our U.S. platform.

Next year we'll remain steadfast in our commitment to make TD stronger for our successors than the TD we inherited. With all that we achieved in 2006 I have no doubt we strengthened this great institution for our shareholders, our customers, and our employees – both today and for the future.



W. Edmund Clark
President and Chief Executive Officer

OUR VISION

To be the better bank

OUR GUIDING PRINCIPLES

Be customer driven
Respect each other
Execute with excellence
Know our business
Enhance our brand
Increase shareholder value

PERFORMANCE INDICATORS

We follow principles that help us achieve our vision. Performance indicators focus effort, communicate our priorities and benchmark performance as TDBFG strives to be the better bank. The following tables highlight performance against these indicators in 2006 and our priorities in 2007.

2006 PERFORMANCE INDICATORS	RESULTS[1]
Financial	
• Deliver above peer average total shareholder return[2]	**TDBFG return 20.3%, peer average 22.7%**
• Grow earnings per share by 7% to 10%	**13% growth**
• Grow economic profit	**23% growth**
Business operations	
• Grow revenue faster than expenses	**5% gap in growth rates**
• Enhance the risk profile of the Bank (as measured by a return on risk-weighted assets that is above the peer average)	**TDBFG return 2.46%, peer average 1.93%[3]**
• Invest in core businesses to improve efficiency and effectiveness	**Refer to Business Segment Analysis for details**
Customer	
• Invest in core businesses to enhance the customer experience	**Refer to Business Segment Analysis for details**
• Grow the percentage of employees in customer-facing roles	**69% of net new employees were customer facing, bringing total to 66.9%**
• Increase customer satisfaction	**Customer satisfaction score rose to 87.4 in 2006 from 86.8 in 2005**
Employee	
• Improve employee engagement score year-over-year	**Employee engagement score rose to 4.12 in Fall 2006 from 4.08 in Fall 2005[4]**
• Enhance the employee experience by: – Listening to our employees – Building employment diversity – Providing a healthy, safe and flexible work environment – Providing competitive pay, benefits and performance-based compensation – Investing in training and development	**Refer to 2006 TDBFG Corporate Responsibility Report (published in March 2007) for details**
Community	
• Support our communities by: – Promoting children's health and education – Protecting and preserve the environment – Volunteering time for social services organizations and initiatives	**Refer to 2006 TDBFG Corporate Responsibility Report (published in March 2007) for details**
• Donate minimum of 1% of domestic pre-tax profits (three-year average) to charitable and not-for-profit organizations	**1.3%, or $32.9 million, in donations**

[1] Performance indicators that include an earnings component are based on TDBFG's full year adjusted earnings (except as noted) as explained in "How the Bank Reports" in the accompanying MD&A. For peers, earnings have been adjusted on a comparable basis to exclude identified non-underlying items other than Q1/06 impact of reserves for hurricane claims.

[2] Total shareholder return is measured on a one-year basis.

[3] Return on risk-weighted assets measure is as at July 31, 2006 YTD for comparison purposes. TDBFG's return on risk-weighted assets for 2006 was also 2.46%.

[4] Scale for the employee engagement score is from 1 to 5.

2007 PERFORMANCE INDICATORS

Financial
- Deliver above peer average total return to shareholders
- Grow earnings per share by 7% to 10%
- Deliver above peer average return on risk-weighted assets

Business operations
- Grow revenue faster than expenses
- Invest in core businesses to improve efficiency and effectiveness

Customer
- Invest in core businesses to enhance the customer experience
- Grow the percentage of employees in customer-facing roles
- Increase customer satisfaction

Employee
- Enhance the employee experience by:
  – Listening to our employees
  – Building employment diversity
  – Providing a healthy, safe and flexible work environment
  – Providing competitive pay, benefits and performance-based compensation
  – Invest in training and development
- Improve the employee engagement score year-over-year

Community
- Promoting children's health and education
- Protecting and preserve the environment
- Volunteering time for social services organizations and initiatives
- Donate minimum of 1% of domestic pre-tax profits (three-year average) to charitable and not-for-profit organizations

There has been one change made to the performance indicators in our scorecard for 2007 compared to the measures that were in place for 2006. Economic profit has been excluded, because there is no direct comparison between TD and its peers. Economic profit continues to be an important internal measure.

Statement of Corporate Governance Practices

AT A GLANCE OVERVIEW

- **We have a strong, independent Chairman with a clear leadership mandate in corporate governance.**
- **The Board oversees management, considers and approves on a continuous basis strategic alternatives and plans, and approves all major strategy and policy recommendations for TDBFG.**
- **The Board is responsible for setting the tone for a culture of integrity and compliance throughout TDBFG.**
- **The Board, its committees, the committee Chairs and the Chairman of the Board operate under written charters setting out their responsibilities.**
- **The Board continuously renews itself with high calibre candidates with diverse skills and experience.**
- **The Audit Committee of the Board, not management, is responsible for the relationship with the shareholders' auditor.**

The Board of Directors and the management of TD Bank Financial Group are committed to leadership in corporate governance. We have designed our corporate governance policies and practices to be sure we are focused on our responsibilities to our shareholders and on creating long term shareholder value.

We can assure you that TDBFG's policies and practices meet or exceed applicable legal requirements. We continuously monitor all proposed new rules and modify our policies and practices to meet any additional requirements. An overview of our corporate governance structure is set out below.

OVERVIEW OF CORPORATE GOVERNANCE STRUCTURE AT TDBFG

This diagram is a simple overview of the corporate governance structure at TDBFG.



Shareholders
APPOINT
Shareholders' Auditor
ELECT
REPORT
Corporate Governance Committee
Board of Directors
Audit Committee
APPOINT
APPOINT
Management Resources Committee
Risk Committee
APPOINT
Management

OTHER PLACES TO FIND INFORMATION ABOUT CORPORATE GOVERNANCE AT TDBFG

Read our Chairman of the Board's Message to Shareholders at page 6.

Corporate Governance – Go to the Corporate Governance section of our web site – www.td.com/governance – there you will find information on our corporate governance practices, including our Corporate Governance Guidelines, our Director Independence Policy, our Code of Conduct and Ethics and a summary of significant differences between our governance practices and those required of U.S. domestic issuers listed on the New York Stock Exchange.

Proxy Circular – Read our Proxy Circular – in February 2007 it will be mailed to shareholders and available on our web site.

Annual Special Meeting – Attend our Annual Special Meeting – March 29, 2007 in Montreal, Quebec, Canada – or watch the webcast through our web site – www.td.com/investor.

Corporate Responsibility Report – Read our 2005 report – it documents our corporate citizenship activities throughout the year. The 2006 report will be released and available on our web site in February 2007 – www.td.com/community.

ROLE OF THE CHAIRMAN OF THE BOARD

Mr. John Thompson is the Chairman of the Board at TDBFG. The Chairman of the Board is appointed annually by the non-management directors of the Board. He is independent and his role as Chairman of the Board is to facilitate the functioning of the Board independently of management and to maintain and enhance the quality of our corporate governance at TDBFG. His key responsibilities are set out in the Charter of the Chairman of the Board which is available on our website. He also serves as Chair of the Corporate Governance Committee, is a member of the Management Resources Committee and is an *ex officio* member of the Audit Committee and Risk Committee.

Mr. Thompson served as Vice Chairman of IBM Corporation until 2002, having previously been the Chairman and Chief Executive Officer of IBM Canada Ltd. In addition to being a director of Royal Philips Electronics N.V. and The Thomson Corporation, Mr. Thompson is a trustee of The Hospital for Sick Children in Toronto. Mr. Thompson has been a member of the Board of TDBFG since 1988.

THE DIRECTORS' KEY RESPONSIBILITIES

In addition to having the requisite skills and experience, all non-management directors must meet the qualifications for directors set out in the Position Description for Directors of TDBFG. Under the Position Description, directors are expected to serve TDBFG and the long-term interests of its shareholders by supervising the management of the business and affairs of TDBFG. In doing so, the directors are expected to:

- Meet the highest ethical and fiduciary standards;
- Demonstrate independence from management;
- Be knowledgeable and inquisitive about the issues facing TDBFG;
- Apply good sense and sound judgment to help make wise decisions; and
- Display commitment through attendance at, preparation for and participation in meetings.

Directors are expected to fulfill these objectives through accountability, integrity, independence, involvement, contribution and commitment to the Bank and its shareholders.

Directors are also subject to the Bank's Code of Conduct and Ethics.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Our directors* are listed below. Our Proxy Circular for the 2007 Annual Meeting will set out the director candidates proposed for election at the meeting and additional information about each candidate including education, other principal directorships, TDBFG committee membership, stock ownership and attendance at Board and committee meetings.

William E. Bennett
Corporate Director and Retired
President and Chief Executive Officer
Draper & Kramer, Inc.
Chicago, Illinois

Hugh J. Bolton
Chair of the Board
EPCOR Utilities Inc.
Edmonton, Alberta

John L. Bragg
Chairman, President and
Co-Chief Executive Officer
Oxford Frozen Foods Limited
Oxford, Nova Scotia

W. Edmund Clark
President and Chief Executive Officer
The Toronto-Dominion Bank
Toronto, Ontario

Wendy K. Dobson
Professor and Director
Institute for International Business
Joseph L. Rotman School of
Management, University of Toronto
Toronto, Ontario

Darren Entwistle
President and Chief Executive Officer
TELUS Corporation
Vancouver, British Columbia

Donna M. Hayes
Publisher and Chief Executive Officer
Harlequin Enterprises Limited
Toronto, Ontario

Henry H. Ketcham
Chairman of the Board
President and Chief Executive Officer
West Fraser Timber Co. Ltd.
Vancouver, British Columbia

Pierre H. Lessard
President and Chief Executive Officer
METRO INC.
Montréal, Québec

Harold H. MacKay
Counsel
MacPherson Leslie & Tyerman LLP
Regina, Saskatchewan

Brian F. MacNeill
Chairman of the Board
Petro-Canada
Calgary, Alberta

Irene R. Miller
Chief Executive Officer
Akim, Inc.
New York, New York

Roger Phillips
Corporate Director and Retired
President and Chief Executive Officer
IPSCO Inc.
Regina, Saskatchewan

Wilbur J. Prezzano
Corporate Director and
Retired Vice Chairman
Eastman Kodak Company
Charleston, South Carolina

William R. Ryan
Chairman and
Chief Executive Officer**
TD Banknorth Inc.
Portland, Maine
Vice Chair and Group Head, U.S.
Personal and Commercial Banking
The Toronto-Dominion Bank
Toronto, Ontario

Helen K. Sinclair
Chief Executive Officer
BankWorks Trading Inc.
Toronto, Ontario

John M. Thompson
Chairman of the Board
The Toronto-Dominion Bank
Toronto, Ontario

* as of December 1, 2006
** On March 1, 2007, Mr. Bharat Masrani, currently President of TD Banknorth Inc., will assume the role of CEO of TD Banknorth Inc. Mr. Ryan will continue in his role as Chairman of the Board.

COMMITTEE	MEMBERS*	KEY RESPONSIBILITIES
Corporate Governance Committee	**John M. Thompson** (Chair) **Wendy K. Dobson** **Darren Entwistle** **Harold H. MacKay** **Brian F. MacNeill**	**Responsibility for corporate governance of TDBFG:** • Set the criteria for selecting new directors and the Board's approach to director independence; • Identify individuals qualified to become Board members and recommend to the Board the director nominees for the next annual meeting of shareholders; • Develop and, where appropriate, recommend to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at TDBFG; • Review and recommend the compensation of the directors of TDBFG; • Satisfy itself that TDBFG communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy; • Facilitate the evaluation of the Board and committees.
Management Resources Committee	**Brian F. MacNeill** (Chair) **Henry H. Ketcham** **Pierre H. Lessard** **Wilbur J. Prezzano** **Helen K. Sinclair** **John M. Thompson**	**Responsibility for management's performance evaluation, compensation and succession planning:** • Discharge, and assist the Board in discharging, the responsibility of the Board relating to executive compensation as set out in this Committee's charter; • Set performance objectives for the CEO, which encourage TDBFG's long-term financial success and regularly measure the CEO's performance against these objectives; • Determine the recommended compensation for the CEO and certain executive officers in consultation with independent advisors who help this Committee set competitive compensation that meets TDBFG's hiring, retention and performance objectives; • Review candidates for CEO and recommend the best candidate to the Board as part of the succession planning process for the position of CEO; • Oversee the selection, evaluation, development and compensation of other members of senior management; • Produce a report on executive compensation for the benefit of shareholders, which is published in TDBFG's annual proxy circular and review, as appropriate, any other major public disclosures concerning executive compensation.
Risk Committee	**Roger Phillips** (Chair) **William E. Bennett** **Hugh J. Bolton** **Harold H. MacKay** **Wilbur J. Prezzano**	**Supervising the management of risk of TDBFG:** • Identify and monitor the key risks of TDBFG and evaluate their management; • Approve risk management policies that establish the appropriate approval levels for decisions and other checks and balances to manage risk; • Satisfy itself that policies are in place to manage the risks to which TDBFG is exposed, including market, operational, liquidity, credit, insurance, regulatory and legal risk, and reputational risk; • Provide a forum for "big-picture" analysis of future risks including considering trends; • Critically assess TDBFG's business strategies and plans from a risk perspective
Audit Committee	**Hugh J. Bolton**** (Chair) **William E. Bennett** **John L. Bragg** **Donna M. Hayes** **Irene R. Miller** **Helen K. Sinclair**	**Supervising the quality and integrity of TDBFG's financial reporting:** • Oversee reliable, accurate and clear financial reporting to shareholders; • Oversee internal controls – the necessary checks and balances must be in place; • Be directly responsible for the selection, compensation, retention and oversight of the work of the shareholders' auditor – the shareholders' auditor reports directly to this Committee; • Listen to the shareholders' auditor, internal auditor and the chief compliance officer, and evaluate the effectiveness and independence of each; • Oversee the establishment and maintenance of processes that ensure TDBFG is in compliance with the laws and regulations that apply to it as well as its own policies; • Act as the Audit Committee and Conduct Review Committee for certain subsidiaries of TDBFG that are federally-regulated financial institutions and insurance companies; • Receive reports on and approve, if appropriate, certain transactions with related parties.

* as of December 1, 2006
** Designated Audit Committee Financial Expert

This Management's Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operational results of TD Bank Financial Group (the Bank) for the year ended October 31, 2006, compared with the corresponding periods. This MD&A should be read in conjunction with our Consolidated Financial Statements and related Notes. This MD&A is dated December 7, 2006. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's annual Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles.

Certain comparative amounts have been restated to conform with the presentation adopted in the current year.

Additional information relating to the Bank, including the Bank's Annual Information Form, is available on the Bank's website at www.td.com, on SEDAR at www.sedar.com, and on the U.S. Securities and Exchange Commission's website at *www.sec.gov (EDGAR filers section).*

Caution regarding forward-looking statements

From time to time, the Bank makes written and oral forward-looking statements, including in this MD&A, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank's objectives and targets for 2007 and beyond, and strategies to achieve them, the outlook for the Bank's business lines, and the Bank's anticipated financial performance. The economic assumptions for 2007 for each of our business segments are set out in this MD&A under the headings "Economic Outlook" and "Business Outlook and Focus for 2007". Forward-looking statements are typically identified by words such as "believe", "expect", "anticipate", "intend", "estimate", "plan", "may" and "could". By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in this MD&A and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; legislative and regulatory developments; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels, the Bank's ability to execute its integration, growth and acquisition strategies, including those of its subsidiaries, particularly in the U.S., changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; technological changes; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply; and management's ability to anticipate and manage the risks associated with these factors and execute the Bank's strategies. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank's results. For more information, see the discussion starting on page 56 of this MD&A. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank's forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

FINANCIAL RESULTS OVERVIEW

TD Bank Financial Group delivered exceptional financial results in 2006. Each of our businesses contributed to shareholder value.

CORPORATE OVERVIEW

TD Bank Financial Group (the Bank) is one of the largest financial services providers in North America, offering comprehensive retail and commercial banking, wealth management and wholesale banking products and services. The Bank's operations and activities are organized around operating groups: Canadian Personal and Commercial Banking; U.S. Personal and Commercial Banking; Wholesale Banking; and Wealth Management. The U.S. Personal and Commercial Banking segment was created from the acquisition of a majority stake in TD Banknorth Inc. (TD Banknorth) in 2005.

HOW THE BANK REPORTS

The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP) and refers to results prepared in accordance with GAAP as the "reported basis" or "reported".

The Bank also utilizes "adjusted basis" or "adjusted" earnings or net income to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted earnings, the Bank removes items of note, net of income taxes, from reported earnings. The items of note relate to items which management does not believe are indicative of underlying business performance. The items of note are listed in Table 2. The items of note include the Bank's amortization of intangible assets, which primarily relates to the TD Banknorth acquisition in 2005, the acquisition of Hudson United Bancorp (Hudson) by TD Banknorth in 2006 and the Canada Trust acquisition in 2000. The Bank believes that adjusted earnings provides the reader with a better understanding of how management views the Bank's performance. As explained, adjusted earnings are different from reported results determined in accordance with GAAP. Adjusted earnings, items of note and related terms used in this MD&A are not defined terms under GAAP, and, therefore, may not be comparable to similar terms used by other issuers. Table 2 provides a reconciliation between the Bank's earnings and its reported results and adjusted results.

TABLE 1 **OPERATING RESULTS – REPORTED**

(millions of Canadian dollars)	**2006**	2005	2004
Net interest income	**$ 6,371**	$ 6,008	$ 5,773
Other income	**6,733**	5,889	4,883
Total revenues	**13,104**	11,897	10,656
Dilution gain, net	**1,559**	–	–
Provision for credit losses	**(409)**	(55)	386
Non-interest expenses	**(8,727)**	(8,782)	(8,007)
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of associated company	**5,527**	3,060	3,035
Provision for income taxes	**(874)**	(699)	(803)
Non-controlling interests, net of income taxes	**(184)**	(132)	–
Equity in net income of associated company, net of income taxes	**134**	–	–
Net income – reported	**4,603**	2,229	2,232
Preferred dividends	**(22)**	–	–
Net income available to common shareholders – reported	**$ 4,581**	$ 2,229	$ 2,232

TABLE 2	RECONCILIATION OF NON-GAAP MEASURES[1]		

Adjusted net income to reported results
Operating results – adjusted

(millions of Canadian dollars)	**2006**	2005	2004
Net interest income[2]	**$ 6,371**	$ 6,021	$ 5,773
Other income[3]	**6,774**	6,015	4,961
Total revenues	**13,145**	12,036	10,734
Provision for credit losses[4]	**(441)**	(319)	(336)
Non-interest expenses[5]	**(8,172)**	(7,825)	(7,081)
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of associated company	**4,532**	3,892	3,317
Provision for income taxes[6]	**(1,107)**	(899)	(832)
Non-controlling interests, net of income taxes[7]	**(211)**	(132)	–
Equity in net income of associated company, net of income taxes[8]	**162**	–	–
Net income – adjusted	**3,376**	2,861	2,485
Preferred dividends	**(22)**	–	–
Net income available to common shareholders – adjusted	**3,354**	2,861	2,485
Items of note affecting net income, net of income taxes			
Amortization of intangibles[9]	**(316)**	(354)	(477)
Dilution gain on Ameritrade transaction, net of costs	**1,665**	–	–
Dilution loss on the acquisition of Hudson by TD Banknorth	**(72)**	–	–
Balance sheet restructuring charge in TD Banknorth	**(19)**	–	–
Wholesale Banking restructuring charge	**(35)**	(29)	–
Hedging impact due to AcG-13	**7**	17	(50)
General allowance release	**39**	23	43
Non-core portfolio loan loss recoveries (sectoral related)	–	127	426
Loss on structured derivative portfolios	–	(100)	–
Tax charges related to reorganizations	–	(163)	–
Other tax items	**(24)**	98	–
Preferred share redemption	–	(13)	–
Initial set up of specific allowance for credit card and overdraft loans	**(18)**	–	–
Litigation charge	–	(238)	(195)
Total items of note	**1,227**	(632)	(253)
Net income available to common shareholders – reported	**$ 4,581**	$ 2,229	$ 2,232

Reconciliation of reported earnings per share (EPS) to adjusted EPS

(millions of Canadian dollars)	**2006**	2005	2004
Diluted – reported	**$ 6.34**	$ 3.20	$ 3.39
Items of note affecting income (as above)	**(1.70)**	.91	.38
Items of note affecting EPS only[10]	**.02**	.03	–
Diluted – adjusted	**$ 4.66**	$ 4.14	$ 3.77
Basic – reported	**$ 6.39**	$ 3.22	$ 3.41

[1] Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

[2] Adjusted net interest income excludes the following item of note: 2005 – $13 million loss on preferred share redemption.

[3] Adjusted other income excludes the following items of note: 2006 – $11 million pre-tax gain on the hedging impact due to AcG-13; $52 million loss on balance sheet restructuring charge in TD Banknorth; 2005 – $27 million gain on the hedging impact due to AcG-13; and $153 million loss on structured derivative portfolios; 2004 – $78 million loss on the hedging impact due to AcG-13.

[4] Adjusted provisions for credit losses exclude the following items of note: 2006 – $60 million loss on general allowance release; $28 million initial set up of specific allowance for credit card and overdraft loans; 2005 – $35 million general allowance release; $229 million loss on non-core portfolio loan loss recoveries (sectoral related). 2004 – $67 million general allowance release; and $655 million non-core portfolio loan loss recoveries (sectoral related).

[5] Adjusted non-interest expenses exclude the following items of note: 2006 – $505 million amortization of intangibles; $50 million Wholesale Banking restructuring charges; 2005 – $546 million amortization of intangibles; $368 million litigation charge; and $43 million Wholesale Banking restructuring charge; 2004 – $626 million amortization of intangibles and $300 million litigation charge.

[6] For reconciliation between reported and adjusted provisions for income taxes, see Table 11.

[7] Adjusted non-controlling interests exclude the following items of note: 2006 – $12 million amortization of intangibles; $15 million balance sheet restructuring charge in TD Banknorth.

[8] Equity in net income of associated company excludes the following items of note: 2006 – $28 million amortization of intangibles.

[9] See additional information in Table 3.

[10] 2006 – one-time adjustment for the impact of TD Ameritrade earnings, due to the one month lag between fiscal quarter ends. The results of the Bank include its equity share in TD Ameritrade from January 25, 2006 to September 30, 2006. 2005 – adjustment for the impact of TD Banknorth earnings, due to the one month lag between fiscal quarter ends.

TABLE 3	AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES		
(millions of Canadian dollars)	**2006**	2005	2004
TD Canada Trust	**$207**	$301	$454
TD Banknorth reported amortization of intangibles	**72**	35	–
Less: non-controlling interests	**12**	2	–
Net amortization of intangibles	**60**	33	–
TD Ameritrade (included in equity in net income of associated company)	**28**	–	–
Other	**21**	20	23
Amortization of intangibles, net of income taxes[1]	**$316**	$354	$477

[1] Amortization of intangibles is included in the Corporate segment.

ECONOMIC PROFIT AND RETURN ON INVESTED CAPITAL

The Bank utilizes economic profit as a tool to measure shareholder value creation. The Bank's goal is to achieve positive and growing economic profit.

Return on invested capital (ROIC) is a variation on the economic profit measure that is useful in comparison to the equity cost of capital. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank's goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.

Economic profit and ROIC are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers. Table 4 reconciles between the Bank's economic profit, ROIC and adjusted net income. Adjusted net income and related terms are discussed in the "How the Bank Reports" section.

TABLE 4	RECONCILIATION OF ECONOMIC PROFIT, RETURN ON INVESTED CAPITAL AND ADJUSTED NET INCOME		
(millions of Canadian dollars)	**2006**	2005	2004
Average common equity	**$17,983**	$14,600	$12,050
Average cumulative goodwill/intangible assets amortized, net of income taxes	**3,540**	3,213	2,834
Average invested capital	**21,523**	17,813	14,884
Rate charged for invested capital	**9.5%**	10.1%	10.7%
Charge for invested capital	**$ (2,045)**	$ (1,799)	$ (1,593)
Net income available to common shareholders – reported	**$ 4,581**	$ 2,229	$ 2,232
Items of note impacting income, net of income taxes	**(1,227)**	632	253
Net income available to common shareholders – adjusted	**$ 3,354**	$ 2,861	$ 2,485
Economic profit	**$ 1,309**	$ 1,062	$ 892
Return on invested capital	**15.6%**	16.1%	16.7%

2006 SIGNIFICANT EVENTS

Acquisition of VFC Inc.

Effective May 15, 2006, the Bank owned all of the issued and outstanding common shares of VFC Inc. (VFC), a leading provider of automotive purchase financing and consumer instalment loans. The acquisition of VFC's issued and outstanding common shares resulted in a total purchase consideration of $328 million, comprising cash paid, common shares of the Bank issued and acquisition costs. The acquisition was accounted for by the purchase method. VFC's results are reported in the Canadian Personal and Commercial Banking segment.

VFC's results for the period from acquisition to October 31, 2006 have been consolidated with the Bank's results.

TD Banknorth

In 2006, TD Banknorth repurchased 8.5 million of its own shares for $290 million and the Bank acquired 1 million additional shares of TD Banknorth for $34 million in the course of open-market purchases. In addition to the TD Banknorth shares acquired by the Bank in relation to the Hudson transaction (described below), the Bank began reinvesting in TD Banknorth's dividend reinvestment program in November 2005 and, as at October 31, 2006, had acquired 4 million shares of TD Banknorth pursuant to the program. As at October 31, 2006, the Bank's ownership interest in TD Banknorth was 57%, an increase from 55.5% as at October 31, 2005.

On November 20, 2006, the Bank announced its intention to acquire all of the outstanding common shares of TD Banknorth that it does not already own. The acquisition will be accounted for by the purchase method. The offer provides minority shareholders of TD Banknorth cash of US$32.33 per TD Banknorth share. Total consideration will be approximately $3.6 billion. The offer is subject to approval by regulators and TD Banknorth shareholders and, if approved, is expected to close by April 30, 2007. Upon completion of the going-private transaction, TD Banknorth will become a wholly-owned subsidiary of the Bank.

We project that the Bank's earnings per share (EPS) accretion, on a reported basis, for the proposed transaction would be $0.02 per share for the six months in 2007 and $0.12 per share in 2008. The accretion on the Bank's EPS, on an adjusted basis, which in this case is before the amortization of intangibles, is projected to be $0.05 per share for the six months in 2007 and $0.16 per share in 2008.[1]

Hudson United Bancorp

On January 31, 2006, TD Banknorth completed the acquisition of Hudson United Bancorp (Hudson) for total consideration of $2.2 billion, consisting of cash consideration of $1,073 million and the remainder in TD Banknorth common shares. The cash consideration was funded by the sale of TD Banknorth common shares to the Bank. TD Banknorth consolidates the financial results of Hudson. The transaction resulted in a dilution loss for the Bank of $72 million.

Interchange Financial Services Corporation

On April 13, 2006, TD Banknorth announced an agreement to acquire Interchange Financial Services Corporation (Interchange) for US$480.6 million cash consideration. The deal is expected to close in TD Banknorth's first calendar quarter of 2007.

Cash for the transaction will be financed primarily through TD Banknorth's sale of approximately 13 million of its common shares to the Bank at a price of US$31.17 per share, for approximately US$405 million. Based on the Bank's ownership interest as at October 31, 2006, the impact of this transaction is expected to bring the Bank's percentage ownership of TD Banknorth to 59.3%.

TD Waterhouse U.S.A. and Ameritrade

On January 24, 2006, the Bank closed the transaction involving the sale of its U.S. brokerage business, TD Waterhouse U.S.A., at a fair market value of $2.69 billion to Ameritrade Holding Corporation (Ameritrade) in exchange for a 32.5% ownership in the combined legal entity operating under the name "TD Ameritrade". The transaction resulted in a net dilution gain on sale of $1.67 billion after-tax during the year ($1.64 billion pretax).

In connection with the transaction, TD Waterhouse Canada acquired 100% of Ameritrade's Canadian brokerage operations for $77 million cash consideration.

Pursuant to the terms of the TD Ameritrade Stockholders Agreement, the Bank's beneficial ownership of TD Ameritrade is currently limited to 39.9% of the outstanding voting securities. This limit will increase to 45% in January 2009.

The Bank acquired 44.4 million shares for $939.1 million through open market purchases, which resulted in the Bank's ownership interest in TD Ameritrade increasing to 39.8% as at October 31, 2006.

The Bank reports its investment in TD Ameritrade using the equity method of accounting. The fiscal periods of the Bank and TD Ameritrade are not coterminus. The Bank's equity share of TD Ameritrade's results from the acquisition date to September 30, 2006, has been reported in the Bank's results for the fiscal year.

On September 14, 2006, the Bank announced an arrangement with Lillooet Limited (Lillooet), a company sponsored by Royal Bank of Canada, pursuant to which the Bank hedged the price risk related to 27 million shares of TD Ameritrade. The number of shares hedged and the hedge price was determined based on market conditions over a specified hedging establishment period.

The purpose of the arrangement with Lillooet is to provide the Bank with price protection in the event it decides to increase its beneficial ownership in TD Ameritrade in 2009. The arrangement provides that Lillooet must make a payment to the Bank in early 2009 in the event that the trading price of TD Ameritrade shares is in excess of a specific amount. If the trading price of TD Ameritrade shares is below such amount, the Bank will be required to pay Lillooet an amount related to such difference. The arrangement is scheduled to be settled in 2009, subject to acceleration or early termination in certain circumstances. The arrangement does not provide the Bank any right to acquire, or any voting or other ownership rights with respect to, any shares of TD Ameritrade.

Lillooet is a variable interest entity and the Bank is its primary beneficiary. Accordingly, the Bank has consolidated Lillooet's financial statements in its Consolidated Financial Statements.

As a result of consolidation, TD Ameritrade shares held by Lillooet have been included in the Bank's reported investment in TD Ameritrade and the Bank has also recognized the income of TD Ameritrade related to the 0.3% of TD Ameritrade shares owned by Lillooet as at September 30, 2006. At November 15, 2006, Lillooet owned 27 million shares of TD Ameritrade, representing 4.5% of the outstanding common shares of TD Ameritrade.

[1] Projections are based on Institutional Brokers' Estimate System (IBES) consensus estimates for the Bank for 2007 and 2008 and assume an April 2007 closing. Projections for TD Banknorth are based on the low-end of previously disclosed TD Banknorth management guidance for 2007, and for 2008, a growth rate of 8% on core cash earnings derived from IBES estimates. Projections are subject to risks and uncertainties that may cause actual results to materially differ. See the "Caution regarding forward-looking statements" on page 11 and "Risk Factors That May Affect Future Results" starting on page 56.

FINANCIAL RESULTS OVERVIEW

Net Income

AT A GLANCE OVERVIEW

- **Reported net income was $4,603 million, up $2,374 million, or 107%, from 2005.**
- **Adjusted net income was $3,376 million, up $515 million, or 18%, from 2005.**

Reported net income was $4,603 million, compared with $2,229 million in 2005. Adjusted net income was $3,376 million, compared with $2,861 million in 2005. The increase in reported net income was significantly impacted by the dilution gain of $1,665 million (net of income taxes) realized on the sale of TD Waterhouse U.S.A. to Ameritrade. The remaining increase is largely a result of overall improved results of our operating segments compared with last year. Additionally in 2005 net income was negatively impacted by the litigation charge due to Enron-related claims. The improvement in adjusted net income was driven by higher net income in each of our operating segments, partially offset by a loss in the corporate segment. Canadian Personal and Commercial Banking had a $264 million increase in net income, compared with 2005 on strong volume growth across most products and higher deposit margins. U.S. Personal and Commercial Banking adjusted net income grew by $97 million, largely due to the inclusion of a full year's results of TD Banknorth in 2006, compared with seven months last year. Wealth Management delivered an increase of $158 million in net income, mainly due to growth in assets under management in the Canadian business and higher net income from the investment in TD Ameritrade compared with net income from TD Waterhouse U.S.A. in 2005. Wholesale Banking had an increase in adjusted net income of $113 million, led by its domestic franchise business, foreign exchange and energy trading businesses, and robust security gains.

Reported diluted earnings per share were $6.34, compared with $3.20 in 2005. Adjusted diluted earnings per share were $4.66, an increase of 13%, compared with $4.14 in 2005. The increase in diluted earnings per share was a result of the higher adjusted net income, partially offset by the impact of an increase in the average number of common shares outstanding. The average number of common shares outstanding on a diluted basis was 723 million in 2006, compared with 696 million in 2005.

AMERITRADE AND TD WATERHOUSE U.S.A. TRANSACTION – IMPACT ON REVENUE AND EXPENSES

As discussed on page 15, on January 24, 2006, the Bank sold its U.S. brokerage business, TD Waterhouse U.S.A., to Ameritrade in exchange for a minority stake in TD Ameritrade. The investment in TD Ameritrade is accounted for using the equity method, and the Bank's share of net income is reported on the single line "Equity in net income of associated company." This accounting treatment results in a reduction of both revenue and expenses compared with last year, because 2005 included the revenue and expenses of TD Waterhouse U.S.A.

U.S. GAAP (see Note 29 of the Consolidated Financial Statements)

Net income available to common shareholders under U.S. GAAP was $4,559 million, compared with $4,581 million under Canadian GAAP. The difference in net income available to common shareholders is primarily due to the net income impact of the U.S. GAAP requirement to record guarantees issued by the Bank as liabilities measured at fair value on the Consolidated Balance Sheet. Other adjustments made to U.S. GAAP net income primarily relate to reclasses between U.S. and Canadian GAAP and they have no net income impact.

The Consolidated Statement of Comprehensive Income is a U.S. GAAP requirement, with no current Canadian GAAP equivalent. Changes in the Bank's other comprehensive income are primarily driven by the U.S. GAAP requirement to record unrealized gains and losses on available-for-sale securities, changes in gains and losses on derivative instruments designated as cash flow hedges and unrealized foreign currency translation gains and losses through the Consolidated Statement of Comprehensive Income.

FINANCIAL RESULTS OVERVIEW

Revenues

AT A GLANCE OVERVIEW

- **Total revenues increased by $1,207 million, or 10%, from the prior year.**
- **Net interest income was up $363 million, or 6%, from the prior year.**
- **Other income was up $844 million, or 14%, from the prior year.**

Total revenues were $13,104 million, an increase of 10% from 2005. The growth was a result of both organic business growth and acquisitions as 2006 had a full year inclusion of TD Banknorth, compared with a partial year in 2005.

NET INTEREST INCOME

Net interest income was $6,371 million in 2006, a year-over-year increase of $363 million or 6%. The increase was primarily a result of higher volumes and improved margins in Canadian Personal and Commercial Banking. Additionally, there was an increase in the U.S. Personal and Commercial Banking segment due to the inclusion of a full year of TD Banknorth results and the acquisition of Hudson by TD Banknorth. Partially offsetting these increases was a reduction in Wholesale Banking due to lower trading-related net interest income and Wealth Management had lower net interest income due to the sale of TD Waterhouse U.S.A. to Ameritrade.

Net Interest Margin

The net interest margin declined by seven basis points in 2006, from 2.09% to 2.02%. This was largely a result of lower trading-related net interest income, which declined by $522 million. Excluding trading-related net interest income and trading-related assets, the net interest margin was up slightly, compared with 2005. This was a result of overall margin improvements in Canadian Personal and Commercial Banking, particularly on deposits, which benefited from a higher interest rate environment in the first half of the year. This increase was partially offset by the margin compression in U.S. Personal and Commercial Banking results and tighter corporate credit spreads in Wholesale Banking.

Net interest income
(millions of Canadian dollars)


$7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
04
05
06

TABLE 5	ANALYSIS OF CHANGE IN NET INTEREST INCOME					
(millions of Canadian dollars)	**2006 vs 2005**			2005 vs 2004		
	Favourable (unfavourable) due to change in			Favourable (unfavourable) due to change in		
	Average volume	**Average rate**	**Net change**	Average volume	Average rate	Net change
Total earning assets	**$1,332**	**$1,461**	**$2,793**	$1,634	$ 10	$1,644
Total interest-bearing liabilities	**(742)**	**(1,688)**	**(2,430)**	(525)	(884)	(1,409)
Net interest income	**$ 590**	**$ (227)**	**$ 363**	$1,109	$(874)	$ 235

TABLE 6 NET INTEREST INCOME ON AVERAGE EARNING BALANCES[1]

(millions of Canadian dollars)			2006			2005			2004
	Average balance	**Interest**	**Average[2] rate**	Average balance	Interest	Average[2] rate	Average balance	Interest	Average[2] rate
Earning assets									
Deposits with banks	**$ 11,680**	**$ 302**	**2.59%**	$ 10,654	$ 415	3.90%	$ 7,760	$ 517	6.66%
Securities									
Investment	**40,172**	**1,782**	**4.44**	32,354	1,503	4.65	27,678	1,219	4.40
Trading	**76,679**	**2,653**	**3.46**	77,906	2,536	3.26	71,188	2,438	3.42
Total securities	**116,851**	**4,435**	**3.80**	110,260	4,039	3.66	98,866	3,657	3.70
Securities purchased under reverse repurchase agreements	**30,910**	**1,413**	**4.57**	27,253	907	3.33	28,306	734	2.59
Loans									
Mortgages	**60,325**	**3,131**	**5.19**	58,033	2,807	4.84	52,155	2,625	5.03
Consumer instalment and other personal	**62,797**	**4,036**	**6.43**	55,975	3,067	5.48	45,215	2,373	5.25
Credit card	**3,830**	**509**	**13.29**	2,690	323	12.01	2,289	271	11.84
Business and government	**28,562**	**1,743**	**6.10**	23,288	1,218	5.23	20,778	955	4.60
Total loans	**155,514**	**9,419**	**6.06**	139,986	7,415	5.30	120,437	6,224	5.17
Total earning assets	**$314,955**	**$15,569**	**4.94%**	$288,153	$12,776	4.43%	$255,369	$11,132	4.36%
Interest-bearing liabilities									
Deposits									
Personal	**$132,135**	**$ 3,027**	**2.29%**	$122,032	$ 2,509	2.06%	$108,586	$ 2,077	1.91%
Banks	**15,874**	**661**	**4.16**	14,683	462	3.15	16,166	309	1.91
Business and government	**105,252**	**3,393**	**3.22**	99,827	2,158	2.16	81,139	1,467	1.81
Total deposits	**253,261**	**7,081**	**2.80**	236,542	5,129	2.17	205,891	3,853	1.87
Subordinated notes and debentures	**6,956**	**388**	**5.58**	5,626	328	5.83	5,731	312	5.44
Obligations related to securities sold short and under repurchase agreements	**44,287**	**1,603**	**3.62**	34,499	1,164	3.37	34,730	1,024	2.95
Preferred shares and capital trust securities	**1,790**	**126**	**7.04**	2,215	147	6.64	2,672	170	6.36
Total interest-bearing liabilities	**$306,294**	**$ 9,198**	**3.00%**	$278,882	$ 6,768	2.43%	$249,024	$ 5,359	2.15%
Total net interest income		**$ 6,371**	**1.94%**		$ 6,008	2.00%		$ 5,773	2.21%

[1] Net interest income includes dividends on securities.
[2] Calculation is subject to rounding.

OTHER INCOME

Other income was $6,733 million in 2006, an increase of $844 million, or 14%, from 2005.

Investment and securities services revenues decreased by $246 million, or 10%, from 2005, primarily due to a decrease in discount brokerage fees of $322 million, or 37%, from 2005, mainly as a result of the sale of TD Waterhouse U.S.A. to Ameritrade. This decrease was partially offset by an increase in securities and full service brokerage revenues of $61 million, or 7%, mainly due to higher trading revenues, solid growth in assets under administration, resulting in higher fee-based commissions and trailer fees.

Credit fees increased by $28 million, or 8%, from 2005, primarily due to higher credit administration fees and fee initiatives in Canadian Personal and Commercial Banking. Investment securities gains were up $63 million, or 26%, from 2005, due to strong results from the equity investment portfolio. Trading income increased by $650 million, which was largely offset by a decrease in trading-related net interest income. See the discussion on trading-related income in the following section. Service charges increased by $150 million, or 19%, from 2005, largely due to repricing initiatives and account growth. Income from loan securitizations decreased by $68 million, or 16%, from 2005 as higher gains on the sale from increased Home Equity Line of Credit (HELOC) securitizations was more than offset by losses in mortgage-backed securities due to the higher interest rate environment. Card services revenues increased by $104 million, or 37%, from 2005, primarily due to increased net retail sales and fee initiatives. Insurance revenues, net of claims, increased by $70 million, or 8%, from 2005, primarily due to improved loss ratio and better reinsurance results. Trust fees increased by $19 million, or 17%, from 2005, primarily due to the inclusion of full year results for TD Banknorth. Foreign exchange (non-trading) increased by $42 million, or 40%, from 2005, mainly due to higher spread revenue in Canadian Personal and Commercial Banking.

TABLE 7	OTHER INCOME			
(millions of Canadian dollars)				2006 vs 2005
	2006	2005	2004	% change
Investment and securities services:				
Discount brokerage	**$ 544**	$ 866	$ 985	(37.2)%
Securities and full service brokerage	**988**	927	738	6.6
Mutual funds	**639**	624	573	2.4
Credit fees	**371**	343	343	8.2
Net investment securities gains	**305**	242	192	26.0
Trading income (loss)	**797**	147	(153)	442.2
Service charges	**937**	787	673	19.1
Loan securitizations	**346**	414	390	(16.4)
Card services	**383**	279	172	37.3
Insurance, net of claims	**896**	826	593	8.5
Trust fees	**130**	111	78	17.1
Other	**397**	323	299	22.9
Total	**$6,733**	$5,889	$4,883	14.3%

TRADING-RELATED INCOME

Trading-related income, which is the total of net interest income on trading positions and trading income reported in other income, increased by $128 million, or 21%, from 2005. The increase was a result of a $153 million loss incurred in 2005 due to a reduction in the estimated value and exit of certain structured derivatives portfolios. Excluding this item, underlying trading-related income was down marginally, as improved results from foreign exchange trading were offset by weaker results from the interest rate and credit portfolios.

The mix of trading-related income between net interest income and trading income reported in other income is largely dependent upon levels of interest rates, which drives the funding costs of our trading portfolios. Generally, as interest rates rise, net interest income declines and trading income reported in other income increases. Management believes that the total trading-related income is the appropriate measure of trading performance.

TABLE 8	TRADING-RELATED INCOME[1]			
(millions of Canadian dollars)				2006 vs 2005
	2006	2005	2004	% change
Net interest income	**$ (65)**	$457	$1,037	(114.2)%
Other income	**797**	147	(153)	442.2
Total trading-related income	**$732**	$604	$ 884	21.2%
By product				
Interest rate and credit portfolios	**$362**	$370	$ 559	(2.2)%
Foreign exchange portfolios	**306**	248	230	23.4
Equity and other portfolios	**64**	(14)	95	557.1
Total trading-related income	**$732**	$604	$ 884	21.2%
Trading-related revenues as a percentage of total revenues	**5.6%**	5.1%	8.3%	

[1] Trading-related income includes both trading income reported in other income and net interest income derived from trading instruments.

FINANCIAL RESULTS OVERVIEW

Expenses

AT A GLANCE OVERVIEW

- **Reported non-interest expenses decreased by $55 million, or 1%, from 2005.**
- **Efficiency ratio was 59.5%, improving by 19% from the prior year.**

NON-INTEREST EXPENSES

Reported non-interest expenses for 2006 were $8,727 million, compared with $8,782 million in 2005, down $55 million. The decrease in expenses was primarily due to the sale of TD Waterhouse U.S.A. to Ameritrade and the $365 million contingent litigation reserve related to Enron that was recognized in 2005. These decreases were partially offset by the inclusion of full year expenses for TD Banknorth and the acquisition of Hudson by TD Banknorth. On an adjusted basis, operating expenses increased from last year, mainly as a result of higher operating expenses in Canadian Personal and Commercial Banking due to strong volume growth. Refer to Table 9 for information on expenses by category.

Looking at specific items, salaries and employee benefits rose $267 million, or 6%, during the year, reflecting a $156 million increase in salaries, a $68 million increase in incentive compensation, and a $43 million increase in pension and other employee benefits. This increase resulted from increased business volume due to organic growth and new acquisitions. Occupancy costs were up $25 million, or 4%, due to new branches and acquisitions. Brokerage-related fees decreased $62 million, or 27%, from 2005, due to the sale of TD Waterhouse U.S.A. to Ameritrade. Capital and business taxes increased by $38 million, or 23%, from the prior year, due largely to higher capital taxes related to growth in the Bank's capital. Other expenses decreased by $314 million, or 33%, from last year, mainly because of the contingent litigation reserve in 2005, as noted in the previous paragraph.

The amortization of intangibles decreased by $41 million to $505 million, compared with $546 million in 2005, due to lower intangibles related to the Canada Trust acquisition, partially offset by the Bank's new acquisitions.

EFFICIENCY RATIO

Efficiency ratio measures the efficiency of operations. The ratio is calculated by taking expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation.

The Bank's overall efficiency ratio improved to 59.5% from 73.8% in 2005 and 75.1% in 2004 due to revenue growth exceeding expense growth. The dilution gain related to the sale of TD Waterhouse U.S.A. had a material impact on the improvement in 2006. Excluding this item, the ratio still improved compared with 2005 as revenue growth exceeded expense growth. In 2006, the improvement is consistent with our goal to prudently manage our cost base, while also continually investing for future growth. The Bank's consolidated efficiency ratio is affected by shifts in its business mix. Canadian Personal and Commercial Banking was the largest contributor to the improvement, led by strong revenue growth. The Wholesale Banking and Wealth Management ratios also improved. Wholesale Banking benefited from the exit of its structured products portfolios and higher overall revenue. Wealth Management improved due to the sale of TD Waterhouse U.S.A. and also experienced growth in revenue in excess of expenses in the domestic business. U.S. Personal and Commercial Banking had a weaker efficiency ratio in 2006 as declining revenues in the core business impacted the ratio.

Non-interest expenses
(millions of Canadian dollars)



$10,000
8,000
6,000
4,000
2,000
0
04
05
06

Efficiency ratio
(percent)



100%
80
60
40
20
0
04
05
06

TABLE 9 NON-INTEREST EXPENSES AND EFFICIENCY RATIO

(millions of Canadian dollars)				2006 vs 2005
	2006	2005	2004	% change
Salaries and employee benefits				
Salaries	**$2,700**	$2,544	$2,254	6.1%
Incentive compensation	**1,207**	1,139	1,084	6.0
Pension and other employee benefits	**578**	535	442	8.0
Total salaries and employee benefits	**4,485**	4,218	3,780	6.3
Occupancy				
Rent	**371**	373	353	(.5)
Depreciation	**160**	147	134	8.8
Property tax	**21**	17	14	23.5
Other	**149**	139	111	7.2
Total occupancy	**701**	676	612	3.7
Equipment				
Rent	**200**	192	165	4.2
Depreciation	**183**	175	160	4.6
Other	**216**	242	237	(10.7)
Total equipment	**599**	609	562	(1.6)
Amortization of intangible assets	**505**	546	626	(7.5)
Restructuring costs	**50**	43	(7)	16.3
Marketing and business development	**470**	469	384	.2
Brokerage-related fees	**164**	226	228	(27.4)
Professional and advisory services	**510**	494	446	3.2
Communications	**201**	205	207	(2.0)
Other				
Capital and business taxes	**205**	167	141	22.8
Postage	**121**	108	100	12.0
Travel and relocation	**87**	78	62	11.5
Total other	**629**	943	866	(33.3)
Total other	**1,042**	1,296	1,169	(19.6)
Total expenses	**$8,727**	$8,782	$8,007	(.6)%
Efficiency ratio – reported	**59.5%**	73.8%	75.1%	(1430)bps
Efficiency ratio – adjusted	**62.2**	65.0	66.0	(280)

FINANCIAL RESULTS OVERVIEW

Taxes

Reported total income and other taxes increased by $203 million, or 15%, from 2005. Income tax expense, on a reported basis, was up $175 million, or 25%, from 2005. Other taxes were up $28 million, or 4%, from 2005. Adjusted total income and other taxes were up $236 million, or 15%, from 2005. Current income tax expense, on an adjusted basis, was up $208 million, or 23%, from 2005.

The Bank's effective income tax rate, on a reported basis, was 15.8% for 2006, compared with 22.8% in 2005. The decrease was largely due to the net dilution gains in 2006, which had limited associated tax expense. Partially offsetting this item was a lower impact on the tax rate from non-taxable dividends received and international operations as compared with 2005. On an adjusted basis, the effective income tax rate was 24.4% for 2006, compared with 23.1% in 2005.

Prior to the sale of TD Waterhouse U.S.A. to Ameritrade to create TD Ameritrade, the financial statements reported the pre-tax and tax results of TD Waterhouse U.S.A. separately. TD Ameritrade results are now reported as equity in net income of associated company, net of income taxes; tax expense of $84 million for the year is not part of the tax rate reconciliation.

The Government of Canada has the practice of announcing proposed legislation and enacting it only years, in some cases, many years later. However, such enactment is often retroactive to the original announcement date although the form of the legislation may have greatly altered over the time period. Neither Canadian nor U.S. GAAP allows for any provision of the estimated impact of such proposals, even where they have a high likelihood of passage. Currently, there is a very large amount of proposed legislation which would affect the Bank. Because of its complexity and uncertainty it is not possible to estimate a total impact. Generally, however, we believe that the net impact will be favourable to the Bank.

TABLE 10 **TAXES**

(millions of Canadian dollars)	**2006**		2005		2004	
Income taxes at Canadian statutory income tax rate	**$1,934**	**35.0%**	$1,072	35.0%	$1,065	35.1%
Increase (decrease) resulting from:						
Dividends received	**(234)**	**(4.2)%**	(232)	(7.6)%	(205)	(6.8)%
Rate differentials on international operations	**(248)**	**(4.5)%**	(215)	(7.0)%	(215)	(7.1)%
Federal large corporations tax	**(3)**	**(0.1)%**	9	0.3%	12	0.4%
Items related to dilution gains and losses	**(582)**	**(10.5)%**	163	5.3%	–	–%
Future tax rate reduction – future tax assets	**34**	**0.6%**	–	–	(17)	(0.6)%
Future tax rate reduction – intangibles	**(24)**	**(0.4)%**	–	–	69	2.3%
Other	**(3)**	**(0.1)%**	(98)	(3.2)%	94	3.2%
Provision for income taxes and effective income tax rate – reported	**$ 874**	**15.8%**	$ 699	22.8%	$ 803	26.5%

TABLE 11 **RECONCILIATION OF NON-GAAP PROVISIONS FOR INCOME TAXES**

(millions of Canadian dollars)	**2006**	2005	2004
Provision for income taxes – reported	**$ 874**	$ 699	$ 803
Increase (decrease) resulting from items of note:			
Amortization of intangibles	**205**	192	149
Dilution gain on Ameritrade transaction, net of costs	**34**	–	–
Balance sheet restructuring charge in TD Banknorth	**18**	–	–
Wholesale Banking restructuring charge	**15**	14	–
Hedging impact due to AcG-13	**(4)**	(10)	28
Tax charges related to reorganizations	**–**	(163)	–
Other tax items	**(24)**	98	–
Loss on structured derivative portfolio	**–**	53	–
Litigation charge	**–**	130	105
Non-core portfolio loan loss recoveries (sectoral related)	**–**	(102)	(229)
General allowance release	**(21)**	(12)	(24)
Initial set up of specific allowance for credit card and overdraft loans	**10**	–	–
Tax effect – items of note	**233**	200	29
Provision for income taxes – adjusted	**1,107**	899	832
Other taxes:			
Payroll	**199**	222	178
Capital and premium taxes	**197**	161	133
GST and provincial	**184**	178	146
Municipal and business	**93**	84	85
Total other taxes	**673**	645	542
Total taxes – adjusted	**$1,780**	$1,544	$1,374
Effective income tax rate – adjusted	**24.4%**	23.1%	25.1%

[1] Total income and other taxes as a percentage of net income before income and other taxes.

FINANCIAL RESULTS OVERVIEW

Quarterly Financial Information

FOURTH QUARTER 2006 PERFORMANCE SUMMARY

Reported net income was $762 million for the fourth quarter of 2006, compared with $589 million in the same quarter last year. Reported diluted earnings per share were $1.04 for the quarter, compared with $0.82 in the same quarter last year. Reported return on total common equity, on an annualized basis, was 15.7%, compared with 14.8% in the same quarter last year.

Adjusted net income for the quarter was $875 million, compared with $765 million in the same quarter last year. Adjusted diluted earnings per share were $1.20 for the quarter, compared with $1.06 in the same quarter last year. Adjusted return on total common equity, on an annualized basis, was 18.1% for the quarter, compared with 19.3% in the same quarter last year.

Revenues for the quarter increased by $211 million, or 7%, from the fourth quarter of 2005, largely due to higher revenues in Canadian Personal and Commercial Banking. Revenues from TD Banknorth increased due to the acquisition of Hudson, partially offset by lower ongoing revenues due to margin compression. In addition, a $107 million loss, recorded in the fourth quarter of 2005, due to a reduction in the estimated value and the exit of certain structured products businesses in Wholesale Banking did not recur. Revenue increases were partially offset by lower Wealth Management revenue due to the sale of TD Waterhouse U.S.A. to Ameritrade.

The increase in the provision for credit losses from the fourth quarter of 2005 was largely due to a $110 million recovery in the non-core lending portfolio last year related to amounts previously provided for under sectoral provisions, which did not recur. Additionally, net provision for credit losses increased in the Canadian Personal and Commercial Banking segment and an initial set up of specific allowance of $28 million was made with respect to credit card and overdraft loans.

Expenses for the quarter decreased by $16 million from the fourth quarter of 2005, mainly as a result of the sale of TD Waterhouse U.S.A. to Ameritrade. Excluding this impact, expenses increased by approximately 8% compared with the prior year quarter. This increase was largely a result of growth in U.S. Personal and Commercial Banking, mainly related to the acquisition of Hudson by TD Banknorth and growth in Canadian Personal and Commercial Banking.

The Bank's effective tax rate was 18.7% for the quarter, compared with 28.3% in the same quarter last year. For the same quarter last year, a $138 million tax expense relating to TD Waterhouse U.S.A. was recorded to reorganize the TD Waterhouse U.S.A. group of companies which preceded the transaction with Ameritrade.

See the Bank's fourth quarter 2006 News Release, dated December 8, 2006, for a discussion of items of note for the quarter, including analysis of results by quarter by business segment.

TABLE 12 **QUARTERLY RESULTS**

(millions of Canadian dollars)				**2006**				2005
				Quarter ended				Quarter ended
	October 31	**July 31**	**April 30**	**January 31**	October 31	July 31	April 30	January 31
Net interest income	**$1,714**	**$1,623**	**$1,427**	**$1,607**	$1,641	$1,563	$1,393	$1,411
Other income	**1,580**	**1,665**	**1,691**	**1,797**	1,442	1,535	1,517	1,395
Total revenues	**3,294**	**3,288**	**3,118**	**3,404**	3,083	3,098	2,910	2,806
Provision for (reversal of) credit losses	**170**	**109**	**16**	**114**	(15)	40	20	10
Dilution gain, net	**–**	**–**	**(5)**	**1,564**	–	–	–	–
Non-interest expenses	**2,187**	**2,147**	**2,103**	**2,290**	2,203	2,577	2,057	1,945
Provision for income taxes	**175**	**235**	**244**	**220**	253	12	213	221
Non-controlling interests	**48**	**52**	**47**	**37**	53	58	21	–
Equity in net income of associated company, net of income taxes	**48**	**51**	**35**	**–**	–	–	–	–
Net income – reported	**762**	**796**	**738**	**2,307**	589	411	599	630
Adjustments for items of note, net of income taxes	**113**	**90**	**42**	**(1,472)**	176	328	73	55
Net income – adjusted	**875**	**886**	**780**	**835**	765	739	672	685
Preferred dividends	**5**	**6**	**6**	**5**	–	–	–	–
Net income available to common shareholders – adjusted	**$ 870**	**$ 880**	**$ 774**	**$ 830**	$ 765	$ 739	$ 672	$ 685
(Canadian dollars)								
Basic earnings per share								
– reported	**$ 1.05**	**$ 1.10**	**$ 1.02**	**$ 3.23**	$ .83	$ .58	$ .87	$ .96
– adjusted	**1.21**	**1.22**	**1.10**	**1.16**	1.08	1.04	1.00	1.04
Diluted earnings per share								
– reported	**1.04**	**1.09**	**1.01**	**3.20**	.82	.58	.86	.95
– adjusted	**1.20**	**1.21**	**1.09**	**1.15**	1.06	1.04	1.00	1.04
Return on common shareholders' equity	**15.7%**	**16.8%**	**16.5%**	**55.4%**	14.8%	10.4%	17.2%	19.5%
(billions of Canadian dollars)								
Average earning assets	**$ 321**	**$ 314**	**$ 318**	**$ 308**	$ 304	$ 302	$ 279	$ 267
Net interest margin as a percentage of average earning assets	**2.12%**	**2.05%**	**1.84%**	**2.07%**	2.14%	2.05%	2.05%	2.10%

BUSINESS SEGMENT ANALYSIS

Business Focus

For management reporting purposes, the Bank's operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, Wholesale Banking and Wealth Management.

Canadian Personal and Commercial Banking comprises the Bank's personal and business banking business in Canada as well as the Bank's global insurance operations (excluding the U.S.). Operating in Canada under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to approximately 11 million personal and small business customers. Products and services are provided - anywhere, anytime - through telephone and internet banking, more than 2,400 automated banking machines and a network of 1,017 branches located across Canada. TD Commercial Banking serves the needs of medium-sized Canadian businesses, customizing a broad range of products and services to meet their financing, investment, cash management, international trade and day-to-day banking needs. Under the TD Insurance and TD Meloche Monnex brands, the Bank offers in Canada a broad range of insurance products, including home and automobile coverage, life and health insurance, as well as credit protection coverage on TD Canada Trust lending products.

U.S. Personal and Commercial Banking. The Bank's approximate 57% ownership of TD Banknorth serves as the focal point of our personal and commercial banking operations in the U.S. TD Banknorth provides financial services to more than 1.5 million households in the Northeastern and mid-Atlantic regions of the U.S. Headquartered in Portland, Maine, the business comprises commercial banking, insurance agency, wealth management, mortgage banking and other financial services. TD Banknorth distributes products and services through a network of 584 branches and 754 automated banking machines. The Bank's U.S. Personal and Commercial banking operations will expand with the proposed acquisition of Interchange Financial Services Corporation in 2007. This acquisition will add approximately US $1.3 billion of tangible assets and US $1.2 billion of deposits in the New Jersey area.

Wholesale Banking serves a diverse base of corporate, government and institutional clients in key financial markets around the world. Under the TD Securities brand, Wholesale Banking provides a wide range of capital markets and investment banking products and services that include: underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and executing daily trading and investment needs.

Wealth Management provides a wide array of investment products and services through different brands to a large and diverse retail and institutional global client base. Wealth Management is one of the largest in Canada, based on market share of assets, and comprises a number of advisory, distribution and asset management businesses, including TD Waterhouse and TD Mutual Funds. Through Wealth Management's discount brokerage channels, it serves customers in Canada, the U.S. and the United Kingdom. In Canada, discount brokerage, financial planning and private client services cater to the needs of different retail customer segments through all stages of their investing life cycle. TD Mutual Funds jumped to fourth from the number six position in industry ranking and has been number two in net sales in long-term mutual funds for four years in a row. At the end of the year, Wealth Management had assets under administration of $160 billion and assets under management of $151 billion.

On January 24, 2006, the Bank closed the transaction involving the sale of its U.S. brokerage business, TD Waterhouse U.S.A. to Ameritrade. In connection with the transaction, TD Waterhouse Canada acquired 100% of Ameritrade's Canadian brokerage operations.

The Bank's other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. The Corporate segment includes activities from the non-core lending portfolio, effects of asset securitization programs, treasury management, general provisions for credit losses, elimination of taxable equivalent adjustments, corporate level tax benefits, and residual unallocated revenues, expenses and taxes. The non-core portfolio represents lending accounts where the Bank determined the risk-return relationship was unsatisfactory. As a result, the Bank has substantially wound down this portfolio.

Results of each business segment reflect revenues, expenses, assets and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted earnings where applicable, and for those segments, the Bank notes that the measure is adjusted. For further details see the "How the Bank Reports" section. For information concerning the Bank's measures of economic profit and return on invested capital, see page 14. Segmented information also appears in Note 24 to the Bank's Consolidated Financial Statements.

Net interest income, primarily within Wholesale Banking, is disclosed on a taxable equivalent basis (TEB), which means the value of non-taxable or tax-exempt income, such as dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected primarily in the Wholesale Banking segment's results is eliminated in the Corporate segment.

The "Economic Outlook" and "Business Outlook and Focus for 2007" sections provided on the following pages are based on the Bank's views and the actual outcome is uncertain. For more information, see the "Caution regarding forward-looking statements" on page 11 and the "Risk Factors That May Affect Future Results" section.

Net income by business segment
(percent)



80%
70
60
50
40
30
20
10
0
-10
-20
-30
04 05 06 04 05 06 04 05 06 04 05 06 04 05 06
Canadian Personal and Commercial Banking
U.S. Personal and Commercial Banking
Wholesale Banking
Wealth Management
Corporate

TABLE 13 RESULTS BY SEGMENT

(millions of Canadian dollars)	Canadian Personal and Commercial Banking			U.S. Personal and Commercial Banking		Wholesale Banking			Wealth Management			Corporate		
	2006	2005	2004	**2006**	2005	**2006**	2005	2004	**2006**	2005	2004	**2006**	2005	2004
Net interest income (loss)	**$4,879**	$4,342	$4,154	**$1,290**	$ 705	**$ 479**	$ 977	$1,581	**$ 377**	$ 643	$ 492	**$ (654)**	$(659)	$(454)
Other income	**2,573**	2,361	2,066	**490**	299	**1,792**	1,011	615	**1,883**	2,103	2,098	**1,554**	115	104
Total revenue	**7,452**	6,703	6,220	**1,780**	1,004	**2,271**	1,988	2,196	**2,260**	2,746	2,590	**900**	(544)	(350)
Provision for (reversal of) credit losses	**413**	373	373	**40**	4	**68**	52	41	**–**	–	–	**(112)**	(374)	(800)
Non-interest expenses	**4,086**	3,773	3,650	**1,087**	549	**1,312**	1,325	1,289	**1,575**	2,083	2,047	**667**	1,052	1,021
Income before provision for income taxes	**2,953**	2,557	2,197	**653**	451	**891**	611	866	**685**	663	543	**345**	(1,222)	(571)
Provision for (benefit of) income taxes	**987**	855	747	**222**	161	**262**	189	278	**242**	231	191	**(839)**	(737)	(413)
Non-controlling interests in subsidiaries, net of income taxes	**–**	–	–	**195**	132	**–**	–	–	**–**	–	–	**(11)**	–	–
Equity in net income of associated company, net of income taxes	**–**	–	–	**–**	–	**–**	–	–	**147**	–	–	**(13)**	–	–
Net income – reported	**1,966**	1,702	1,450	**236**	158	**629**	422	588	**590**	432	352	**1,182**	(485)	(158)
Items of note, net of income taxes	**–**	–	–	**19**	–	**35**	129	–	**–**	–	–	**(1,281)**	503	253
Net income – adjusted	**$1,966**	$1,702	$1,450	**$ 255**	$ 158	**$ 664**	$ 551	$ 588	**$ 590**	$ 432	$ 352	**$ (99)**	$ 18	$ 95
(billions of Canadian dollars) Risk-weighted assets	**$ 65**	$ 58	$ 57	**$ 32**	$ 25	**$ 34**	$ 33	$ 30	**$ 5**	$ 9	$ 9	**$ 5**	$ 4	$ 5

ECONOMIC SUMMARY AND OUTLOOK

The Canadian economy turned in a healthy performance over our fiscal year 2006. The strength was concentrated in the domestic sector, with consumer spending being supported by a 30-year low unemployment rate and solid wage gains. Business investment advanced quickly, reflecting solid corporate profit growth and declining costs for imported machinery and equipment when priced in Canadian dollars. The main factor holding back economic growth was the sustained high exchange rate that dampened exports and led to significant job losses in the manufacturing sector. The robust domestic economy led the Bank of Canada to raise rates seven times before moving to the sidelines in the summer of 2006, with the result that interest rates appear to have peaked at low levels by historical standards.

The U.S. economy expanded at a solid pace in 2006, but economic and financial conditions became less supportive to banking activities over the course of the year. Concerns about the risk of inflation encouraged the U.S. Federal Reserve to lift its benchmark Federal funds rate to 5.25%, resulting in a sustained inversion in the U.S. yield curve that acted as a key catalyst to cooling the overheated U.S. housing markets. As a consequence, economic growth has slowed heading into 2007.

Looking ahead, the dominant theme for the coming year is the lagged fallout from the U.S. housing-led economic slowdown that will, in turn, dampen economic conditions in Canada. However, we do not believe that the U.S. economy is headed for a recession. The improvement in assets and liabilities on corporate balance sheets, as well as continued fierce global competition, will likely encourage further business investment. U.S. exports are expected to be boosted by the weaker U.S. dollar and the U.S. government shows no signs of restricting its spending. The weakness in the consumer sector should also be limited by the continuation of low unemployment, further wage gains and lower energy prices. As a result, U.S. economic growth is forecast to average 2.1% over 2007, down from 3.5 per cent in 2006.

The weaker U.S. economy is expected to dampen Canadian exports, but the domestic Canadian economy is likely to remain robust. Consequently, Canadian economic growth is forecast to slow to an average pace slightly above 2% in fiscal 2007. The Canadian labour market is expected to remain strong, but the pace of job creation will likely moderate. There is a major regional dimension to the outlook, with Western Canada outperforming and Central Canada underperforming the national average. We expect the Bank of Canada to lower interest rates in the Spring of 2007. Bond yields have largely priced in the weaker economic conditions, suggesting that the downside to long-term interest rates is limited. The Canadian dollar is expected to average between 85 and 90 U.S. cents, with the currency being constrained by a pullback in commodity prices but supported by a weakening in the U.S. dollar.

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking comprises the Bank's personal and business banking business in Canada, as well as the Bank's global insurance operations (excluding the U.S.). Under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to approximately 11 million personal and small business customers.

$1,966
(millions of Canadian dollars)
Net income


$2,000
1,500
1,000
500
0
04
05
06

(percent)
Efficiency ratio


60%
50
40
30
20
10
0
04
05
06

$1,303
(millions of Canadian dollars)
Economic profit


$1,500
1,000
500
0
04
05
06



Revenues

(millions of Canadian dollars)	2006	2005[2]	2004
Insurance, net of claims	$ 911	$ 835	$ 659
○ Real estate secured lending	1,103	912	815
● Business banking	1,538	1,441	1,308
● Consumer lending	1,460	1,262	1,190
● Personal deposits	2,199	2,000	1,988
◎ Other[1]	241	253	260
Total	**$7,452**	$6,703	$6,220

[1] Other revenue includes internal commissions on sales of mutual funds and other Wealth Management products, fees for foreign exchange, safety deposit box rentals and other branch services.
[2] Certain comparative amounts have been restated to conform with the presentation adopted in the current year.

BUSINESS HIGHLIGHTS

- **Achieved revenue growth of 11%, on higher deposit margins and volume growth across most products.**
- **Entered the non-prime lending market through the acquisition of VFC in April 2006.**
- **Increased sales and service capacity through investments in infrastructure, process improvements and opening of 31 new branches.**
- **Captured the #1 market share position in personal term deposits and #2 position in Small Business Lending for loans <$250 thousand while maintaining our #1 market share presence in personal lending and non-term deposits.**
- **Achieved continued recognition as an industry leader in customer service excellence with distinctions that included:**
  - **#1 ranking in overall customer satisfaction among the big-five Canadian banks by J.D. Power and Associates[1].**
  - **#1 ranking in overall customer service quality amongst the big-five Canadian banks by market research firm Synovate[2] for the second consecutive year.**
  - **Recognized as the only financial institution in the Top 10 Best Managed Canadian Brands Survey in 2006[3].**

CHALLENGES IN 2006

- **Despite overall margin improvement, competitive pricing and customer preference for more traditional fixed-rate mortgages and higher-yield deposit products resulted in select product margin compression.**
- **Expanding competition from financial institutions other than the big-five banks, in residential mortgages, high-yield savings accounts and term deposits.**
- **Business Banking and Insurance - Hiring challenges, especially in customer-facing roles, to keep pace with business growth opportunities.**

INDUSTRY PROFILE

The personal and business banking business environment in Canada is very competitive among the five large banks with some strong regional players. The competition amongst the largest banks, combined with expanding presence of niche players, makes it difficult to sustain market share gains and distinctive competitive advantages over the long-term. Increasing customer sophistication and evolving preferences create challenges for new products to satisfy customer needs in a convenient, cost effective manner. In addition to outstanding customer service, continued success is contingent upon disciplined risk management practices and expense management. The Canadian property and casualty insurance industry features a relatively large number of participants with limited market share. The past few years have seen reduced claim costs as a percentage of premiums, leading to increases in profitability after an industry cyclical low in 2002. The life and health insurance industry in Canada and the reinsurance market internationally are more consolidated featuring a few large players.

OVERALL BUSINESS STRATEGY

The strategy for Canadian Personal and Commercial Banking has remained consistent for five years:

- Be known for a superior customer experience.
- Generate super-growth in underrepresented businesses.
- Sustain a healthy gap between revenue and expense growth.
- Deliver top tier performance through consistent double-digit earnings growth.
- Be recognized as a great place to work.

REVIEW OF FINANCIAL PERFORMANCE

Canadian Personal and Commercial Banking reported record earnings in 2006. Net income of $1,966 million for the year increased by $264 million, or 16%, from the prior year. Return on invested capital increased from 23.1% last year to 25.2% in 2006 as earnings growth exceeded the 6% growth in average invested capital. Canadian Personal and Commercial Banking contributed strongly to shareholder value by generating economic profit of $1.3 billion during the year, an improvement of $265 million, or 26%, over last year.

Revenue grew by $749 million, or 11%, over last year, mainly due to strong net interest income and fee growth. The acquisition of VFC contributed $47 million to revenue growth. The main contributors to organic revenue growth were strong, broad-based volume growth across most products and deposit-driven margin improvements from the higher interest rate environment. Higher transaction-based fees, overall deposit and credit card account growth, and competitive repricing initiatives also contributed significantly to revenue growth. These areas of growth were partially offset by competitive pricing in real estate secured lending and commercial deposits products, the impact of higher interest costs on credit cards and the scheduled wind-down of a contractual agreement to administer a lending portfolio on behalf of the Government of British Columbia.

As compared with last year, real estate secured lending average volume (including securitizations) grew by $11 billion, or 10%, credit card lending volume grew by $0.7 billion, or 18%, and personal deposit volume grew $5 billion or 5%. Business deposits grew by $4 billion, or 11%, and originated gross insurance premiums grew by $185 million or 9%. Personal loans grew by $113 million, or 1%, and business loans and acceptances grew by $1 billion or 7%. The VFC acquisition added $281 million in lending volume.

Margin on average earning assets increased from 2.96% last year to 3.04%. The acquisition of VFC contributed 0.02% to the margin improvement. Margins widened on deposits, particularly in the high-yield savings product, as interest rates increased in the first half of the year. This growth was moderated somewhat by a customer shift into lower-yield deposit products. The increased volume of lower margin real estate secured lending as a proportion of earning assets partially offset the overall margin improvement.

[1] J.D. Power and Associates is a global marketing information services firm operating in key business sectors, including market research, forecasting, consulting, training and customer satisfaction. The result was based on responses from 12,053 Canadian retail banking customers and the study includes all the largest financial institutions – banks and credit unions in Canada. Across the industry, overall banking satisfaction is determined based on six factors. These are (in order of importance): transaction methods; account setup and product offerings; facility; account statements; fees; and problem resolution.

[2] The Synovate results come from a survey which took place July 14 to August 15, 2006, using a nationally representative sample of more than 16,000 customers at banks and other financial institutions across the country. Known as the Customer Service Index, the survey has been conducted by Synovate annually since 1987.

[3] The survey asked a total of 1,000 business executives, senior managers and professionals to rate brands that are either Canadian-owned, or created in Canada. Conducted online, the survey was performed by The Strategic Counsel, in partnership with Cundari SFP, one of North America's leading design and branding agencies and Canadian Business magazine.

Provision for credit losses (PCL) increased by $40 million, or 11%, compared with last year. The acquisition of VFC accounted for $18 million of the PCL increase. Commercial and small business PCL was $21 million for the year, up $2 million, compared with the prior year, on lower business loan recoveries, and reversals, and higher write-offs. Personal PCL, excluding VFC, of $374 million was $20 million higher than last year, mainly due to robust credit card volume growth in 2006 and higher write-offs on personal loans. PCL as a percent of lending volume was at 0.25%, unchanged from last year.

Expenses increased by $313 million, or 8%, compared with last year. The VFC acquisition accounted for $14 million of the expense growth. Higher employee compensation and investments in new branches and infrastructure contributed to the increase in expenses. The VFC acquisition added 148 employees on a full-time equivalent (FTE) basis to average staffing levels compared with last year. Average staffing levels increased by 382 FTEs from last year as a result of the new branch openings and an expanded sales force. The efficiency ratio for the year was 54.8%, a 150bps improvement over last year.

TABLE 14 **CANADIAN PERSONAL AND COMMERCIAL BANKING**

(millions of Canadian dollars)	**2006**	2005	2004
Net interest income	**$4,879**	$4,342	$4,154
Provision for credit losses	**413**	373	373
Other income	**2,573**	2,361	2,066
Non-interest expenses	**4,086**	3,773	3,650
Income before provision for income taxes	**2,953**	2,557	2,197
Provision for income taxes	**987**	855	747
Net income – reported	**1,966**	1,702	1,450
Item of note, net of income taxes	**–**	–	–
Net income – adjusted	**$1,966**	$1,702	$1,450
Selected volumes and ratios			
Average loans and acceptances (billions of Canadian dollars)	**$ 128**	$ 117	$ 110
Average deposits (billions of Canadian dollars)	**$ 132**	$ 124	$ 116
Economic profit (millions of Canadian dollars)	**$1,303**	$1,038	$ 810
Return on invested capital	**25.2%**	23.1%	20.4%
Efficiency ratio	**54.8%**	56.3%	58.7%
Margin on average earning assets[1]	**3.04%**	2.96%	3.05%

[1] Including securitized assets.

KEY PRODUCT GROUPS

Personal Banking

- Personal Deposits – Despite an increasingly competitive market with a number of new entrants, the Bank improved upon its leading market share position in 2006, outpacing the industry on the strength of Chequing and Term growth while maintaining Savings volumes. The continued focus on active chequing accounts resulted in 4% annual growth.
- Consumer Lending – Volumes, excluding credit cards, were relatively unchanged and reflected underlying core portfolio growth that offset the scheduled wind-down of the Insurance Company of British Columbia financing program. Credit card purchase volume and outstanding balances increased 15% and 18%, respectively, over the previous year.
- Real Estate Secured Lending – The strong housing market drove growth in new business, while customer retention continued to improve, exceeding last year's record highs. Volume growth was slightly below estimated industry growth in a highly competitive environment.

Business Banking

- Small Business Banking & Merchant Services – Customer focus drove 5% growth in net new deposit accounts and new borrowers in 2006.
- Commercial Banking – The continuation of a favourable credit environment and investment in customer-facing resources and the sales footprint resulted in stronger loan volumes and growth in borrowers. Strong Commercial deposit growth continued, exceeding the growth rate achieved in 2005. The recent trend of favourable loan losses persisted this year with losses continuing below historic norms, similar to the levels of 2005.

Insurance

- TD Meloche Monnex aims to be the benchmark in the personal automobile and home insurance industry in Canada. Premiums grew 7% over 2005, retaining our #1 direct writer and #3 personal lines market share positions. The loss ratio increased slightly from 68.6% in 2005 to 69.3% in 2006 on continued sound underwriting practices and stable claims frequency. Loss rates increased on regulatory and competitive driven premium rate reductions and inflation-related increase in claims costs.
- TD Life Group is the leading provider of critical illness insurance in Canada with over 400,000 customers covered.

ECONOMIC OUTLOOK

- Economic conditions should remain favourable to personal and commercial banking, but loan and deposit growth is likely to be softer than in recent years.
- Personal deposits are expected to be supported by healthy growth in personal disposable income. Term deposits are likely to outperform core deposits, reflecting the impact of the past rate hikes by the Bank of Canada.
- A cooling in Canadian housing markets will likely temper mortgage growth. Nevertheless, the pace of increase should remain solid and home equity loans (HELOCs) will likely outperform traditional mortgages.
- Consumer spending is expected to slow, particularly on big ticket items. This is expected to slow growth in personal loans, but credit card loans should continue to rise at a brisk pace.
- Commercial deposits will likely be affected by slower profit growth, but they should still rise. Term deposits are expected to rise faster than core deposits.
- Business investment is expected to remain strong, maintaining demand for commercial loans but at a slower pace than in 2006. Higher business inventories and more moderate profit growth may also prove supportive to commercial borrowing, while lower business confidence will likely result in a partial offset.
- Personal and commercial banking conditions are likely to prove strongest in Western Canada.

BUSINESS OUTLOOK AND FOCUS FOR 2007

The outlook for revenue growth continues to be strong although it will moderate slightly from last year's growth on a more stable interest rate outlook. Volume growth is expected to be comparable to last year although it is susceptible to a U.S.-led economic downturn. Revenue growth will benefit from continued investments in marketing, simplified front-line processes, employee expertise to continue to build upon sales capacity, productivity improvements and new branch investments made in the last few years. PCL rates are expected to remain stable as actual credit provisions increase as a result of last year's robust credit card growth, the full year impact of VFC, a moderation in business loan recoveries and overall volume growth. Expense growth will be lower relative to last year with continued investments in new branches, people, systems and infrastructure to maintain momentum in revenue growth. Canadian Personal and Commercial Banking remains committed to sustaining a healthy gap between revenue and expense growth. Key priorities for 2007 are as follows:

- **Expand on our industry-leading customer service levels through continued investments in employee training and development programs.**
- **Leverage our strong employee base through a caring performance-based culture.**
- **Drive business solutions faster through simplified business processes and technology.**
- **Focus and entrench community spirit and involvement at all levels within the organization.**
- **Continue to develop relationships with more Canadians and deepen relationships with our existing customers and grow under-penetrated businesses.**

U.S. Personal and Commercial Banking

Operating under the TD Banknorth brand name, U.S. Personal and Commercial Banking offers a full range of banking services and products, including commercial, consumer, wealth management and insurance agency services.

$236
(millions of Canadian dollars)
Net income


$250
200
150
100
50
0
05
06

(percent)
Efficiency ratio


70%
60
50
40
30
20
10
0
05
06

$(239)
(millions of Canadian dollars)
Economic loss


$0
-50
-100
-150
-200
-250
05
06





Revenues

(millions of Canadian dollars)	2006	2005[1]
● Commercial real estate lending	$ 644	$ 299
○ Residential real estate lending	186	136
Consumer lending (including home equity loans)	550	248
● Commercial lending	562	196
● Treasury/corporate	250	199
○ Insurance	62	38
● Wealth management	74	45
Chequing and banking fees	264	141
Less: unallocated interest expense	(812)	(298)
Total	**$1,780**	$1,004

[1] For the seven month period March 1, 2005 to September 30, 2005

Assets[1]

(millions of Canadian dollars)	2006	2005
● Residential mortgages	$ 3,164	$ 3,632
○ Consumer loans	8,347	6,984
● Business and government loans	17,186	12,555
● Investment securities	5,070	5,263
Other assets	3,303	2,425
Total	**$37,070**	$30,859

[1] Excluding all goodwill and other intangibles.

BUSINESS HIGHLIGHTS

- **Reported net income was $236 million for the year. Adjusted net income was $255 million for the year resulting in a return on invested capital of 4.6%.**
- **Closed on the acquisition of Hudson on January 31, 2006 and converted Hudson's customers to TD Banknorth's systems in May 2006. At the time of acquisition, Hudson had total loans of $6 billion and total deposits of $8 billion.**
- **Launched our "Bank Freely" marketing campaign in the mid-Atlantic region to increase awareness of the TD Banknorth brand.**
- **For 2006, total loans averaged $27 billion, total deposits averaged $30 billion and the margin on average earning assets was 3.97%.**

CHALLENGES IN 2006

- **Margin compression related to increasing short-term interest rates and the continued flattening of the yield curve.**
- **Retaining/growing core deposits.**
- **Slowing commercial loan growth.**
- **Loan write-off rates increasing from historically low levels in recent years.**

INDUSTRY PROFILE

The personal and commercial banking industry in the U.S. is very competitive in all areas of the business. TD Banknorth is subject to vigorous competition from other banks and financial institutions, including savings banks, finance companies, credit unions and other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies and insurance companies. TD Banknorth is one of the largest financial institutions located in the Northeastern U.S., but the competition includes banks and other financial institutions with larger branch networks, a wider array of commercial banking services and substantially greater resources. Keys to profitability are attracting and retaining customer relationships over the long-term, effective risk management, rational product pricing, the use of technology to deliver products and services for customers anytime/anywhere, growing fee-based businesses and the effective control of operating expenses.

OVERALL BUSINESS STRATEGY

- Deliver superior customer service across all channels.
- Increase market recognition of the TD Banknorth brand.
- Focus on organic growth, particularly in core chequing accounts, commercial and small business loans, and fee-based product groups.
- Maintain strong asset quality and expense discipline.
- Over the long term, continue the acquisition strategy throughout the New England area and other niche areas of the U.S.

REVIEW OF FINANCIAL PERFORMANCE

U.S. Personal and Commercial Banking reported net income and adjusted net income of $236 million and $255 million, respectively. The item of note, excluded from adjusted earnings, was the Bank's share of a $52 million loss before tax ($34 million after-tax) on the sale of $3 billion of investment securities as part of a balance sheet restructuring designed to mitigate the interest rate risk associated with the investment portfolio. Adjusted net income increased $97 million from the prior year which included only seven months of operating results. In addition to a full year of operating results, the increase was due to the acquisition of Hudson on January 31, 2006. The benefits of these two factors were partially offset by margin compression, higher provisions for credit losses, and higher merger and consolidation costs. The annualized return on invested capital was 4.6% and the economic loss was $239 million.

Reported revenues were $1,780 million, an increase of $776 million, or 77%, from 2005. Adjusted revenues were $1,832 million, which excludes the $52 million before-tax loss ($34 million after-tax) related to the balance sheet restructuring charge, an increase of $828 million, or 82%, from 2005. The increase was primarily due to the full year of results and the acquisition of Hudson. Margin on average earning assets decreased from 4.11% in 2005 to 3.97% in 2006 due primarily to competition for loans and deposits, a flat yield curve and low-cost deposits comprising a smaller share of total deposits. Competition for loans and deposits has been high all year and growth rates have slowed.

Provision for credit losses was $40 million, up sharply from the prior year. Although asset quality remains very strong, write-offs increased during the year as net write-offs in the previous year were very low.

Expenses were $1.09 billion, an increase of $538 million over the prior year due to the full year of results, the acquisition of Hudson, and increased merger and consolidation costs. The average FTE staffing level was 8,483, compared with 7,284 last year mainly due to the acquisition of Hudson. The efficiency ratio for the year was 61.1%, compared with 54.7% in the prior year. The higher efficiency ratio was primarily due to lower revenues as a result of margin compression, increased advertising spending, and higher merger and consolidation costs.

On April 13, 2006, TD Banknorth announced that it had entered into a definitive agreement to acquire Interchange Financial Services Corporation (Interchange) for approximately U.S. $480 million in cash. Interchange has 30 bank branches in New Jersey. The acquisition is anticipated to close in January 2007.

TABLE 15 **U.S. PERSONAL AND COMMERCIAL BANKING**

(millions of Canadian dollars)	2006	2005[1]
Net interest income	**$1,290**	$ 705
Provision for credit losses	**40**	4
Other income	**490**	299
Non-interest expenses	**1,087**	549
Income before provision for income taxes	**653**	451
Provision for income taxes	**222**	161
Non-controlling interests in subsidiaries	**195**	132
Net income – reported	**236**	158
Items of note, net of income taxes[2]	**19**	–
Net income – adjusted	**$ 255**	$ 158
Selected volumes and ratios		
Average loans and acceptances (billions of Canadian dollars)	**$ 27**	$ 24
Average deposits (billions of Canadian dollars)	**$ 30**	$ 27
Economic loss (millions of Canadian dollars)	**$ (239)**	$(105)
Return on invested capital	**4.6%**	5.4%
Return on tangible common equity[3,4]	**29.0%**	29.3%
Efficiency ratio – reported	**61.1%**	54.7%
Efficiency ratio – adjusted	**62.9%**	54.7%
Margin on average earning assets	**3.97%**	4.11%

[1] For the seven month period March 1, 2005 to September 30, 2005.
[2] Items of note, net of income taxes include the following:
2006 – $19 million related to Balance Sheet restructuring charge.
[3] Return on tangible equity is as reported by TD Banknorth on a stand alone basis.
[4] 2005 return on tangible common equity is based on TD Banknorth's 2005 full fiscal year results as reported by TD Banknorth on a stand alone basis.

KEY PRODUCTS GROUPS

Community Banking

Community Banking offers a broad range of banking services and products to individuals, business and governments through branches, telephone banking and internet banking channels. Products and services include loans and loan-related services for commercial real estate, commercial businesses, residential real estate and consumers, as well as a full array of deposit products to individuals, businesses and governments, including chequing, savings, money-market, term investment, merchant services and cash management products designed to meet the needs of the customer.

The Community Banking gross revenues which comprise the majority of TD Banknorth's revenues, amounted to $2.5 billion on average loans of $27 billion and average deposits of $30 billion. The acquisition of Hudson, chequing and banking fees, and strong asset quality had a favourable impact on the performance.

Wealth Management and Investment Advisory Services

Wealth Management delivers wealth advisory, investment management and investment advisory services to both individuals and businesses. Wealth Management revenues amounted to $74 million for the year, compared with $45 million for the seven months ended September 30, 2005. Wealth management had total assets under management (including both discretionary and custodial investments) of $17.3 billion at September 30, 2006, compared with $16.7 billion at September 30, 2005.

Insurance Agency

Insurance Agency provides insurance products and services to individuals and businesses including Home Owners, Automobile, Property and Casualty and Employee Benefits and is one of the leading insurance agencies in the Northeastern U.S. Insurance Agency revenues, which are predominantly commissions earned on sales of insurance products, amounted to $62 million for the year, compared with $38 million for the seven months ended September 30, 2005.

ECONOMIC OUTLOOK

- The U.S. economy is expected to experience a mid-business cycle slowdown in the coming quarters, and the U.S. Northeast is likely to participate in this moderation.
- The weakness is likely to be concentrated in housing and consumer spending, implying softer demand for mortgage loans and personal loans.
- Continued tight labour markets are expected to keep personal income growth at a pace higher than inflation.
- Business revenues are likely to be constrained by weaker economic conditions, impacting commercial deposit growth.
- Investment in machinery and equipment is expected to slow, but remain solid. The more difficult economic times may boost demand for inventory financing.
- The economic weakness is expected to pass and conditions are expected to firm over the course of 2007. This should lead to economic conditions that are more supportive to banking in the final quarters of 2007 and in 2008.

BUSINESS OUTLOOK AND FOCUS FOR 2007

TD Banknorth expects to build on its strengths of providing superior customer service and fast, local decision making. Net interest margins are expected to remain under pressure until the yield curve steepens. Credit loss provisions are still low by historic standards and are expected to increase to approximately $17 million per quarter. Fee income and operating expenses are expected to grow modestly. The goal of U.S. Personal and Commercial Banking is to achieve consistent earnings growth over time. Key priorities for 2007 are:

- **Subject to closing, integration of Interchange into the TD Banknorth organization and complete rebranding of all Interchange locations and attainment of post acquisition revenue growth and cost reduction targets.**
- **Regain momentum in organic growth of commercial loans and core deposits, while keeping strong credit quality and competitive pricing.**
- **Manage expenses to support positive operating leverage.**
- **Improve efficiency by streamlining key business processes.**
- **Optimization of the branch network.**

BUSINESS SEGMENT ANALYSIS

Wholesale Banking

Wholesale Banking serves a diverse base of corporate, government and institutional clients in key global financial centres.

$2,271

(millions of Canadian dollars)

Total revenue



$2,500
2,000
1,500
1,000
500
0
04
05
06

(millions of Canadian dollars)

Net income



$700
600
500
400
300
200
100
0
04
05
06

$34

(billions of Canadian dollars)

Risk-weighted assets



$40
30
20
10
0
04
05
06



Revenues

(millions of Canadian dollars)	2006	2005	2004
Corporate banking	**$ 287**	$ 266	$ 303
O Investment banking and capital markets	**1,621**	1,467	1,594
● Equity investments	**363**	255	299
Total	**$2,271**	$1,988	$2,196

BUSINESS HIGHLIGHTS

- **Reported earnings up 49%, and adjusted earnings up 21%, from last year.**
- **Return on invested capital of 28%, compared to 22% in previous year.**
- **Making progress towards being a top 3 dealer in Canada:**
  - **#1 in equity block trading.**
  - **#1 in fixed-income trading.**
  - **#2 in fixed-income underwriting.**
  - **#3 in equity underwriting (full credit to bookrunner).**
  - **#3 in mergers and acquisitions (among Canadian peers).**
- **Realized strong security gains in the equity investment portfolio while also increasing the unrealized gains from the prior year.**
- **Completed the restructuring of the global structured products businesses.**
- **Continued to maintain a low credit risk profile.**

CHALLENGES IN 2006

- **Completion of restructuring activities in the global structured products businesses had a negative impact on earnings.**
- **Tightening lending margins.**
- **Reducing run rate costs while maintaining business momentum and operational excellence.**

INDUSTRY PROFILE

The wholesale banking sector in Canada is a mature market with intense competition from the Canadian banks, the large global investment banks and, to a lesser extent, small niche investment banks and dealers. In order to compete effectively, it is necessary to offer a complete package of solutions and products, with credit often being a key component of a relationship. Additionally, it is necessary to offer international expertise in order to service the Canadian based international corporate client base. There are increasing opportunities for a Wholesale Bank that offers innovative solutions and ideas which span across products and regions.

OVERALL BUSINESS STRATEGY

- Become a top 3 dealer in Canada:
  - Protect the #1 market share rankings in equity block and fixed income trading and #2 market share ranking in fixed-income underwriting.
  - Increase share of equity underwriting and merger & acquisitions industry revenues.
  - Prudently extend credit to support top 3 initiative and continue to hold credit default swap protection.
  - Continue to support domestic franchise with niche product and service offerings in the U.S., Europe and Asia.
- Grow proprietary trading in scalable and liquid markets.
- Achieve an attractive rate of return on the equity investment portfolio over a medium to long-term holding period.

REVIEW OF FINANCIAL PERFORMANCE

Reported net income was $629 million in 2006, an increase of $207 million from $422 million in the previous year. Adjusted net income was $664 million in 2006, an increase of $113 million from $551 million in the previous year.

The return on invested capital for 2006 was 28%, compared with 22% in the previous year. Economic profit for the year was $390 million compared with an economic profit of $229 million in 2005.

Wholesale Banking revenue is derived primarily from investment banking and capital markets, investing and corporate banking activities. Revenue for the year was $2,271 million, compared with $1,988 million in the previous year. Investment banking and capital markets revenues were higher than the previous year, which included a loss of $153 million related to the reduction of the estimated value and exit of certain structured derivatives portfolios. Excluding the $153 million loss in 2005, investment banking and capital markets revenues were flat year over year as strong trading revenue in foreign exchange and significant growth in equity commissions and merger and acquisitions revenue was offset by lower interest rate and credit trading and debt and equity underwriting revenues. Revenue from the equity investment portfolio increased due to higher security gains. Corporate banking revenue increased due primarily to growth of credit portfolio.

Provisions for credit losses were $68 million in 2006, an increase of $16 million from $52 million in 2005. Provisions for credit losses in the Wholesale Banking segment comprise allowances for loan losses and the accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the corporate segment. The accrual cost of credit protection in Wholesale Banking in 2006 was $48 million as compared to $52 million in 2005.

Wholesale Banking holds $2.9 billion in credit protection against the lending portfolio, a decrease of $0.3 billion from the end of last year. Wholesale Banking continues to proactively manage its credit risk through active management of the credit protection portfolio.

Risk-weighted assets of Wholesale Banking increased by $1 billion to $34 billion this year, primarily related to an increase in corporate lending exposures.

Expenses were $1,312 million, compared with $1,325 million in the previous year. The decrease related primarily to lower compensation expense, reflecting staff reductions from completion of the exit of the global structured products businesses and was partially offset by higher restructuring costs.

TABLE 16 WHOLESALE BANKING			
(millions of Canadian dollars)	**2006**	2005	2004
Net interest income	**$ 479**	$ 977	$1,581
Provision for credit losses	**68**	52	41
Other income	**1,792**	1,011	615
Restructuring costs	**50**	43	(7)
Non-interest expenses	**1,262**	1,282	1,296
Income before provision for income taxes	**891**	611	866
Provision for income taxes	**262**	189	278
Net income – reported	**629**	422	588
Items of note, net of income taxes[1]	**35**	129	–
Net income – adjusted	**$ 664**	$ 551	$ 588
Selected volumes and ratios			
Risk-weighted assets (billions of Canadian dollars)	**$ 34**	$ 33	$ 30
Economic profit (millions of Canadian dollars)	**$ 390**	$ 229	$ 278
Return on invested capital	**27.9%**	22.3%	24.7%
Efficiency ratio – reported	**57.8%**	66.6%	58.7%
Efficiency ratio – adjusted	**55.6%**	59.9%	58.7%

[1] Items of note, net of income taxes include the following: 2006 – $35 million related to restructuring charge; 2005 – $100 million related to loss on structured derivative portfolios and $29 million related to restructuring charge.

KEY PRODUCT GROUPS

Investment Banking and Capital Markets

- Investment banking and capital markets revenues, which include advisory, underwriting, trading, facilitation and execution services, increased 10% from $1,467 million in 2005 to $1,621 million in 2006.

Equity Investments

- The equity investment portfolio, comprised public and private equity, reported strong overall results in 2006 as revenue increased by 42% from $255 million in 2005 to $363 million. The increase was due to higher security gains.

Corporate Banking

- Corporate banking, which includes corporate lending, trade finance and cash management services, had a revenue increase of 8% from $266 million in 2005 to $287 million in 2006. This increase was largely due to higher net interest income from correspondent banking deposits and higher lending volumes.

ECONOMIC OUTLOOK

- Economic conditions are expected to support stable demand for capital market and investment services in 2007.
- Corporate borrowing will likely be affected by lower business confidence. However, business investment is expected to remain robust and it may become increasingly difficult for companies to finance investment from internally-generated funds.
- The continuation of relatively low interest rates should also be supportive for business borrowing.
- Mergers and acquisitions may moderate, but the high cash holdings of many companies suggest that the level of activity will remain solid.
- Credit conditions are expected to weaken slightly. However, the presence of strong corporate balance sheets should limit the trend.
- Equity markets are unlikely to deliver the double digit gains recorded in recent years and bonds are expected to return low to mid single digit returns.

BUSINESS OUTLOOK AND FOCUS FOR 2007

In 2007, Wholesale Banking will continue to focus on domestic client relationships, expanding its product and service suite and operating with excellence. The segment is expected to deliver a strong return on invested capital in 2007 with a reduced risk profile achieved through the completion of repositioning of the exited businesses.

The domestic franchise benefited in 2006 from strong equity markets and a benign credit environment. Key priorities for 2007:

- **Continue the momentum of building a top 3 dealer franchise in Canada.**
- **Seek opportunities to grow proprietary trading in scalable and liquid markets.**
- **Maintain superior rate of return on invested capital.**
- **Enhance the efficiency ratio through improved cost control.**

Wealth Management

Wealth Management provides a wide array of investment products and services through a variety of brands to a large and diverse retail and institutional global client base.

$151
(billions of Canadian dollars)

Assets under management[1]


$175
150
125
100
75
50
25
0
04
05
06

$160
(billions of Canadian dollars)

Assets under administration[2]

TD Waterhouse U.S.A.
Canadian Wealth


$350
300
250
200
150
100
50
0
04
05
06

$590
(millions of Canadian dollars)

Net income


$600
400
200
0
04
05
06



Revenues[3]

(millions of Canadian dollars)	2006	2005	2004
Discount brokerage	$ 954	$1,621	$1,611
○ Mutual funds	512	427	381
● Private client group	208	187	167
● Investment management	143	117	103
● Private investment advice	348	333	291
○ Financial planning	95	61	37
Total	**$2,260**	$2,746	$2,590

[1] Assets under management: Assets owned by customers, managed by the Bank, where the Bank makes investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations. These assets are not reported on the Bank's Consolidated Balance Sheet.

[2] Assets under administration: Assets owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made their own investment selection). These assets are not reported on the Bank's Consolidated Balance Sheet. The decline in assets under administration in 2006 was mainly due to the sale of TD Waterhouse U.S.A. to Ameritrade.

[3] Certain revenues are presented net of internal transfers.

BUSINESS HIGHLIGHTS

- **Wealth management assets under management grew $21 billion, or 16%, over the prior year, mainly due to a combination of new sales and market appreciation. Assets under administration, excluding the impact of TD Waterhouse U.S.A., increased by $27 billion, or 20%, from 2005, primarily due to growth in the sales force, net new client assets gained and market growth.**
- **Record net income of $590 million was 37% ahead of 2005, due to growth in all business lines.**
- **TD Ameritrade and TD Waterhouse U.S.A. contributed earnings of $180 million for the year, compared with TD Waterhouse U.S.A. previous year earnings contribution of $108 million.**
- **Canadian Wealth Management increased its client-facing advisors by 145, exceeding its target of 130.**
- **TD Mutual Funds jumped to fourth from the number six position in industry ranking and has been number two in net sales in long-term mutual funds for four years in a row with $3.3 billion in net fund sales.**
- **The discount brokerage operation introduced an active trader platform in Canada to target its frequent trading customers.**
- **The investment in the under-penetrated businesses, consisting of the advice-based channels, showed excellent progress as record earnings were set in this channel through a combination of new advisors and growth in assets.**
- **The United Kingdom operation was consistently profitable this year, after many years of losses, primarily due to new business gained through targeted acquisitions and strong cost controls.**

CHALLENGES IN 2006

- **Price competition, in both Canada and the U.S., continued to negatively impact commission revenue. Increased trading volumes, improved spreads and growth in margin and deposit balances, more than offset the price declines.**
- **Both Canadian and U.S. capital markets were unstable at various points in the year, due to investor concerns around the direction of interest rates, inflationary pressures, and in Canada, volatile commodity prices for energy and resources. The decline in the new issue market, due to these challenges, negatively affected revenue growth opportunities in our discount and full service brokerage operations.**

INDUSTRY PROFILE

The wealth management industry in North America is large, diverse and very competitive. Profitability is dependent on price competition, the ability to attract and retain client assets and market stability. Revenue growth exceeding cost growth continues to be a key financial goal across the industry. Increasing operating leverage and scale continues to be a priority to drive earnings. Cost management is a critical success factor in the industry and consolidation within the asset management business continues. Key events in 2006 were:

- The industry benefited from strong growth in long-term mutual fund sales and strong growth in assets in distribution channels. The large Canadian banks continue to exert ever-increasing influence on the mutual fund industry by leveraging their distribution networks.
- In Canada and the U.S., discount brokerage revenues were hampered by intense price competition, which was partially offset by strong trading volumes.
- Capital markets in North America were both buoyant and volatile during the year, creating short-term uncertainty for investors.

Longer-term trends for the wealth management industry are optimistic as benefits should be realized from an aging boomer population.

OVERALL BUSINESS STRATEGY

The strategy for Wealth Management has remained consistent for the last three years and is summarized as follows:

- Develop an integrated asset-gathering, client-focused organization.
- Continue to grow under-penetrated businesses at above average growth rates.
- Leverage the wealth brands of TD Waterhouse and TD Mutual Funds as a premier, trusted advisor.
- Develop a top tier continuum of products, services and solutions designed to meet the needs of each client segment.
- Leverage technology to enhance the systems architecture supporting the customer experience and to increase operational efficiency.
- Leverage the strong client referral relationship with Canadian Personal and Commercial Banking to ensure clients are serviced in the most appropriate distribution channel within Wealth Management.

REVIEW OF FINANCIAL PERFORMANCE

Wealth Management's net income for 2006 was $590 million, compared with $432 million in 2005, an increase of 37% which came from the equity share in TD Ameritrade and growth across the Wealth businesses. The return on invested capital for the year was 20%, compared with 16% in 2005. The economic profit for 2006 was $257 million, a significant improvement of $141 million over 2005.

Total revenue decreased by $486 million from 2005 to $2,260 million, mainly due to the sale of TD Waterhouse U.S.A. to Ameritrade, partially offset by stronger results in the domestic businesses. Domestically, interest revenue grew due to higher margin balances and client deposits, and improvement in spreads. Other revenue growth in Canadian Wealth Management was a result of higher transaction revenue and higher mutual fund fees due to asset growth. Mutual fund management fees increased as a result of 17% asset growth and the shift in portfolio mix to higher earning fund classes, while growth in assets under administration generated improved results in private investment advice and financial planning. Discount brokerage revenues increased as a result of higher margin volumes and 37% higher trading volumes, partially offset by a decline in commission per trade.

Expenses were $1,575 million in 2006, a decrease of $508 million from 2005, primarily due to the sale of TD Waterhouse U.S.A. to Ameritrade. This reduction was partially offset by higher trailer payments to sellers of the Bank's mutual funds and higher sales force compensation in private investment advice and financial planning. Efficiency ratio improved by 6.2% to 69.7% over the last year.

Assets under management of $151 billion at October 31, 2006 increased $21 billion, or 16%, from October 31, 2005 due to market growth and strong sales of mutual funds. The impact of market growth on assets under management was approximately 6%. Assets under administration totalled $160 billion at the end of the year, decreasing $155 billion, or 49%, from October 31, 2005, mainly due to the sale of TD Waterhouse U.S.A. to Ameritrade. The decline in assets under administration was partially offset by significant growth in domestic assets, mainly due to the addition of new assets in all businesses combined with market appreciation.

TABLE 17 WEALTH MANAGEMENT			
(millions of Canadian dollars)	**2006**	2005	2004
Net interest income	**$ 377**	$ 643	$ 492
Other income	**1,883**	2,103	2,098
Non-interest expenses	**1,575**	2,083	2,047
Income before provision for income taxes	**685**	663	543
Provision for income taxes	**242**	231	191
Equity in net income of associated company, net of income taxes	**147**	–	–
Net income – reported	**590**	432	352
Items of note, net of income taxes	**–**	–	–
Net income (loss) – adjusted	**$ 590**	$ 432	$ 352
Selected volumes and ratios			
Assets under administration (billions of Canadian dollars)	**$ 160**	$ 315	$ 279
Assets under management (billions of Canadian dollars)	**$ 151**	$ 130	$ 117
Economic profit (loss) (millions of Canadian dollars)	**$ 257**	$ 116	$ 25
Return on invested capital	**19.5%**	16.4%	13.0%
Efficiency ratio	**69.7%**	75.9%	79.0%

TABLE 18 WEALTH MANAGEMENT CANADA AND THE U.S.			
(millions of Canadian dollars)	**2006**	2005	2004
Canadian Wealth	**$410**	$324	$252
TD Ameritrade / TD Waterhouse U.S.A.	**180**	108	100
Net income	**$590**	$432	$352

KEY PRODUCT GROUPS

TD Waterhouse Discount Brokerage

- A leader in self-directed investing, serving customers in Canada, and the United Kingdom.
- Canadian revenue increased by $88 million, compared with 2005, as higher commission and fee revenue from a 36% increase in trading volumes, combined with higher net interest income from higher margin and client deposit balances, more than offset the impact of lower commissions per trade. The decline in commissions per trade resulted from lower pricing strategies for the active trader segment.
- Canadian expenses increased by $20 million, primarily due to higher clearing and compensation costs as a result of increased trading activity and continued investment in technology to support the active trader strategy.

TD Asset Management

- TD Mutual Funds is the second largest bank-owned mutual fund family in Canada, based on market share of assets, with $49 billion in assets under management at October 31, 2006, an increase of 17% over 2005. TD Mutual Funds jumped to fourth from the number six position in industry ranking. Revenue growth of 20% resulted from this growth in assets. Expenses increased by $50 million, primarily due to the increase in trailer payments to sellers of the Bank's funds. For the fourth year in a row, TD Mutual Funds was second in net sales in long-term mutual funds.
- TD Investment Management is recognized as one of the largest money managers in the country. Services provided include investment management to pension funds, corporations, institutions, endowments and foundations, high net worth individuals and third-party distributors. Assets under management increased by 16% over 2005. Revenue increased by 22%, primarily due to the growth in assets.

Advice-based Businesses

- TD Waterhouse Private Client Group includes trust services, private banking and private investment counsel. Increases in customer assets were responsible for a $20 million, or 11%, increase in revenue year over year. Expenses increased $12 million, or 9%, primarily due to growth in compensation levels for client-facing advisors due to higher revenues, and investment in technology to upgrade client-facing systems.
- TD Waterhouse private investment advice provides full-service brokerage services to its retail customers throughout Canada. In 2006, growth in assets under administration resulted in a $15 million, or 5%, increase in revenues compared with 2005. Expenses grew 4%, over the prior year, reflecting increases in sales force compensation as a result of increases in commissionable revenues. Continued hiring of new and experienced investment advisors also contributed to the expense growth.
- TD Waterhouse financial planning continues to grow its client-facing advisors with a 17% increase in the number of planners and a 42% increase in assets under administration in 2006. As a result, revenues increased $34 million, or 56%, in 2006 while expenses grew $20 million as the investment in growing the number of financial planners continues.

TD Ameritrade

- Wealth Management includes the results of TD Ameritrade for approximately eight months of 2006. TD Ameritrade generated record net income, excluding investment gains, for its fiscal period ended September 30, 2006, driven by strong equity markets and higher margins.
- Information on TD Ameritrade's products and services is available in TD Ameritrade's SEC filings on EDGAR at www.sec.gov/edgar.

ECONOMIC OUTLOOK

- Money market and cash instruments will benefit from the past rate hikes by the Bank of Canada, but short-term interest rates are expected to fall slightly in 2007.
- Bond yields are expected to remain in the low to mid single digit per cent range.
- Corporate profit growth is expected to slow in response to an anticipated pullback in selected commodity prices and in reaction to modestly slower economic growth.
- Strong corporate balance sheets should allow the majority of firms to bear slightly more challenging economic conditions and equity valuations generally look reasonable, both of which should limit any weakness in equities.
- Trading volumes may temporarily rise on concerns over the future strength of the economy, but these worries should diminish over the course of the year.
- Continued healthy personal income growth should be supportive to investment inflows in the coming year. Weaker economic conditions may encourage a temporary shift towards more defensive financial asset holdings.
- Financial planning and wealth management should continue to benefit from an aging population.

BUSINESS OUTLOOK AND FOCUS FOR 2007

The outlook is favourable for continued revenue growth in 2007.

Key priorities for 2007 are:

- **Improve new client asset growth by increasing the number of client-facing advisors, both through competitive hiring and training programs for new and experienced advisors.**
- **Focus on diversifying revenue stream to more stable sources such as fee-based products and net interest income, thereby placing less reliance on transactional volumes.**
- **Ensure that revenue growth exceeds expense growth through disciplined control of costs.**
- **Continue to grow our under-penetrated advice-based businesses by adding new advisors, assets and products.**
- **Maintain the momentum in mutual funds by increasing fund sales in our retail branch and external channels.**
- **Aggressively target the active trader client segment within discount brokerage, by capitalizing on our new technology platform and tailored pricing.**
- **Ameritrade will focus on successfully completing the integration of TD Waterhouse U.S.A., continuing its shift toward asset-based revenues and aggressively managing costs.**

BUSINESS SEGMENT ANALYSIS

Corporate

The Corporate segment includes activities from the non-core lending portfolio, effects of asset securitization programs, treasury management, general provisions for credit losses, elimination of taxable equivalent adjustments, corporate level tax benefits, and residual unallocated revenues, expenses and taxes.

Corporate segment results for 2006 reflected a reported net income of $1,182 million, compared with a reported net loss of $485 million in 2005. On an adjusted basis, Corporate had a net loss of $99 million for the year, compared with an adjusted net income of $18 million last year. This year-over-year decrease was driven by higher unallocated corporate expenses, securitization losses, a declining non-core lending portfolio and lower earnings on excess capital.

Included in the items of note was a $1,665 million after-tax dilution gain on the sale of TD Waterhouse U.S.A. to Ameritrade, partially offset by a $72 million after-tax dilution loss related to the acquisition of Hudson by TD Banknorth. Also included in the results was a general allowance release which was $25 million ($16 million after-tax) higher than in 2005, which more than offset the initial set up of the specific allowance for credit card and overdraft loans of $28 million ($18 million after-tax), that resulted from a change in the provisioning methodology applied by the Bank. The negative impact of scheduled reductions in the income tax rate resulted in a decrease of $24 million in future tax assets. Amortization of intangibles was lower by $41 million ($38 million after-tax). Corporate reported a $16 million ($10 million after-tax) lower negative impact related to accounting guideline (AcG-13) that requires the Bank to mark-to-market the value of credit protection on the corporate loan portfolio among other economic hedges.

Prior year results included a $365 million ($238 million after-tax) contingent litigation reserve and a $163 million tax charge relating to the TD Waterhouse reorganization, which preceded the 2006 Ameritrade transaction. Other expenses in 2005 included a $13 million preferred share redemption charge. These charges were partially offset by gains of $229 million ($127 million after-tax) realized on specific non-core portfolio loan recoveries from prior year sectoral provisions. The prior year also reflected a $98 million tax benefit that included the benefit from a court decision and a $30 million tax benefit as a result of a higher tax rate applied on sectoral provisions in 2004.

TABLE 19 **CORPORATE**

(millions of Canadian dollars)	**2006**	2005	2004
Net interest loss	**$ (654)**	$ (659)	$(454)
Reversal of credit losses	**(112)**	(374)	(800)
Other income	**1,554**	115	104
Non-interest expenses	**667**	1,052	1,021
Income (loss) before benefit of income taxes	**345**	(1,222)	(571)
Benefit of income taxes	**(839)**	(737)	(413)
Non-controlling interest in subsidiaries, net of tax	**(11)**	–	–
Equity in net income of associated company, net of income taxes	**(13)**	–	–
Net income – reported	**1,182**	(485)	(158)
Items of note, net of income taxes[1]	**(1,281)**	503	253
Net income (loss) – adjusted	**$ (99)**	$ 18	$ 95

[1] Items of note, net of income taxes include the following: 2006 – $316 million related to amortization of intangibles, $1,665 million related to dilution gain on Ameritrade transaction, net of costs, $72 million related to dilution loss on the acquisition of Hudson by TD Banknorth, $7 million related to hedging impact due to AcG-13, $39 million related to general allowance release, $24 million related to other tax items and $18 million related to initial set up of specific allowance for credit card and overdraft loans; 2005 – $354 million related to amortization of intangibles, $17 million related to hedging impact due to AcG-13, $23 million related to general allowance release, $127 million related to non-core portfolio loan loss recoveries (sectoral related), $163 million tax charges related to reorganizations, $98 million related to other tax items, $13 million related to preferred share redemption and $238 million related to litigation charge; 2004 – $477 million related to amortization of intangibles, $50 million related to hedging impact due to AcG-13, $43 million related to general allowance release, $426 million related to non-core portfolio loan loss recoveries (sectoral related) and $195 million related to litigation charge.

CORPORATE MANAGEMENT

The corporate management function of the Bank comprises audit, compliance, corporate and public affairs, economics, enterprise technology solutions (information technology), finance, human resources, legal, marketing, office of the ombudsman, real estate, risk management and security.

Banking is an increasingly complex and challenging business. The demands and expectations of our stakeholders – customers, shareholders, employees, regulators, governments and the community at large – are constantly changing. Ensuring the Bank stays abreast of emerging trends and developments is vital to maintaining stakeholders' confidence in the Bank.

Those who serve our global customers most directly in our four key businesses need strong and effective support from a wide range of functional groups, so that they can remain focused on the key priority of exceeding customer expectations. Corporate management's mandate is to provide centralized advice and counsel and to design, establish and implement processes, systems and technologies to ensure that the Bank's key businesses operate efficiently, reliably and in compliance with all applicable regulations. To accomplish this, corporate management endeavours to have the best people, processes and tools to support our businesses, customers, employees and shareholders.

2005 FINANCIAL RESULTS OVERVIEW

Summary of 2005 Performance

2005 SIGNIFICANT EVENTS

In March 2005, the Bank acquired a majority interest in TD Banknorth. 2005 was the first year TD Banknorth results were included in the Bank's results. TD Banknorth operates in Northeastern U.S. and offers a full range of banking services and products.

During 2005, the Bank added $365 million to its contingent litigation reserves for Enron-related claims. See Note 20 for more information.

REVIEW OF FINANCIAL PERFORMANCE

TABLE 20 **REVIEW OF 2005 FINANCIAL PERFORMANCE**

(millions of Canadian dollars)	Canadian Personal and Commercial Banking	U.S. Personal and Commercial Banking	Wholesale Banking	Wealth Management	Corporate	Total consolidated
Net interest income (loss)	$4,342	$ 705	$ 977	$ 643	$ (659)	$ 6,008
Other income	2,361	299	1,011	2,103	115	5,889
Total revenue	6,703	1,004	1,988	2,746	(544)	11,897
Provision for (reversal of) credit losses	373	4	52	–	(374)	55
Non-interest expenses	3,773	549	1,325	2,083	1,052	8,782
Income before provision for income taxes	2,557	451	611	663	(1,222)	3,060
Provision for (benefit of) income taxes	855	161	189	231	(737)	699
Non-controlling interests in subsidiaries, net of income taxes	–	132	–	–	–	132
Equity in net income of associated company, net of income taxes	–	–	–	–	–	–
Net income – reported	1,702	158	422	432	(485)	2,229
Items of note, net of income taxes	–	–	129	–	503	632
Net income – adjusted	$1,702	$ 158	$ 551	$ 432	$ 18	$ 2,861

Net interest income on a reported basis was $6,008 million in 2005, a year-over-year increase of $235 million or 4%. Higher asset volumes added $1,109 million to net interest income in 2005. However, changes in rates reduced net interest income by $874 million. The overall increase in net interest income primarily related to the Bank's acquisition of TD Banknorth. The inclusion of seven months of net interest income from TD Banknorth contributed $705 million.

Other income, on a reported basis, was $5,889 million in 2005, an increase of $1,006 million, or 21%, from 2004. The improvement was primarily due to higher trading income, insurance revenues, card services revenues, securitization income, investment and securities services income, mutual fund management fees and securities and full service brokerage fees. The increase was partially offset by a loss due to a reduction in the estimated value and the exit of certain structured derivative portfolios in connection with the repositioning of the Bank's global structured products businesses and a decrease in discount brokerage fees due to a decline in commissions per trade, lower average trades per day and the impact of foreign exchange in TD Waterhouse U.S.A. The improvement in trading income was largely a result of an increase in trading revenue within the Wholesale Banking credit and equity trading businesses.

Non-interest expenses, on a reported basis, were $8,782 million compared with $8,007 million in 2004, up $775 million or 10%. The inclusion of results from the TD Banknorth acquisition contributed $549 million to this expense increase. Increases in salaries and employee benefits, occupancy costs, equipment costs, professional advisory services, other expenses due to the recognition of $365 million of expense related to contingent litigation reserves increases related to Enron, increases in restructuring costs and marketing and business development contributed to the expense increase. The impact of the amortization of intangibles on the Bank's reported expenses was $546 million, compared with $626 million in 2004.

Income tax expense, on a reported basis, was $699 million in fiscal 2005, down $104 million from 2004. The Bank's effective income tax rate was 22.8% for fiscal 2005, compared with 26.5% in 2004.

BALANCE SHEET

The Bank, with 80% of its assets in Canada in 2005, increased assets by $54 billion, or 17.4%, to $365 billion at the end of 2005.

2005 Financial Performance by Business Line

Canadian Personal and Commercial Banking reported a net income increase in 2005 of $252 million from 2004. A positive spread of five percentage points between revenue and expense growth combined with strong credit performance resulted in 17% earnings growth. Return on invested capital increased from 20.4% in 2004 to 23.1% in 2005 as earnings growth exceeded the 4% growth in average invested capital. The segment contributed strongly to shareholder value by generating additional economic profit during 2005 of $228 million over 2004.

Revenue grew by $483 million over 2004. Volume growth across most banking products was the main contributor to revenue growth and was particularly strong in business deposits and real estate secured lending. Volume growth was partly offset by lower margins. Also contributing to higher revenue were growth in banking and credit card service and transaction fees and insurance revenue growth through improved claims experience and new sales. The acquisition of the insurance business from Liberty Mutual in 2004 contributed $57 million to revenue growth in 2005.

As compared with 2004, real estate secured lending average volume (including securitizations) grew by $10 billion and personal deposit volume grew $4 billion, while other personal loans were relatively flat. Business deposits grew by $3 billion, while business loans and acceptances grew by $725 million. Originated gross insurance premiums grew by $242 million.

Margin on average earning assets decreased from 3.05% in 2004 to 2.96% in 2005, primarily due to a change in product mix as volume growth was weighted towards lower margin products, such as real estate secured lending and guaranteed investment savings accounts.

Provision for credit losses (PCL) comprised $354 million from personal loans and $19 million from business loans. PCL was unchanged compared with 2004. PCL as a percent of credit volume improved to 0.25% from 0.27% in 2004.

Expenses increased by $123 million from 2004. The Liberty insurance acquisition accounted for $37 million of expense growth. Employee compensation, marketing, systems projects and organic insurance business volume growth were the main factors contributing to the remaining expense increase, partially offset by synergies and lower integration expenses related to the branches acquired from Laurentian Bank in 2004. Average FTE staffing levels increased by 704, compared with 2004, primarily due to the growth in insurance business (including the acquisition) and the addition of sales and service personnel in branches and call centres. The efficiency ratio for 2005 was 56.3%, an improvement of 2.4 percentage points over 2004.

U.S. Personal and Commercial Banking net income for the seven month period to September 30, 2005, was $158 million, the annualized return on invested capital was 5.4% and the economic loss was $105 million.

Total revenues were $1.0 billion. The margin on average earning assets was 4.11% and benefited from balance sheet de-leveraging in February 2005. Consumer loan growth was solid, while commercial loan growth slowed late in the year and residential mortgage loans declined.

PCL was $4 million, reflecting strong asset quality.

Expenses were $549 million, including $10 million of merger related charges. The average FTE staffing level was approximately 7,284. The efficiency ratio was 54.7%.

Wholesale Banking net income in 2005 decreased by $166 million from 2004. The return on invested capital for 2005 was 22.3%, compared with 24.7% in 2004. Economic profit for 2005 was $229 million, compared with $278 million in 2004.

Revenue decreased by $208 million from 2004. Capital markets and investment banking revenues were lower, largely due to the impact of losses of $153 million incurred due to a reduction of the estimated value and exit of certain structured derivatives portfolios. Excluding these items, revenue was up slightly on significant growth in equity underwriting and equity facilitation revenues, partially offset by weaker trading revenue in the equity, credit and interest rate portfolios. Revenue from the equity investment portfolios decreased as higher security gains were more than offset by lower interest, dividend and other income. Lending revenue decreased as margins came under pressure due to high investor demand for assets relative to corporate borrowing requirements.

PCL increased by $11 million and were attributed solely to costs of credit protection. The credit quality of the portfolio remained strong. Wholesale Banking held $3.2 billion in credit protection against the lending portfolio, a decrease of $1.3 billion from 2004.

Expenses increased by $36 million, primarily as a result of a $43 million restructuring charge, compared with a $7 million restructuring release in 2004. The underlying change in expenses, before the impact of restructuring, was a decrease of $14 million, a result of lower variable compensation related to weaker performance in the capital markets businesses, partially offset by higher operating expenses related to infrastructure improvements.

Wealth Management net income for 2005 increased by $80 million from 2004 as a result of growth across the Wealth businesses. The return on invested capital for the year was 16.4%, compared with 13% in 2004. The economic profit improved by $91 million over 2004.

Total revenue increased by $156 million from 2004 due to strong growth in advice-based and asset management businesses. Mutual fund management fees increased, primarily as a result of 20% asset growth and the shift in portfolio mix to higher earning fund classes while growth in assets under administration generated improved results in private investment advice and financial planning. Trade volumes in discount brokerage declined 3% while interest revenue increased, primarily due to higher margin balances and increased deposit spreads.

Expenses increased by $36 million from 2004, primarily due to higher trailer payments to sellers of the Bank's mutual funds and higher sales force compensation in private investment advice and financial planning businesses.

Assets under management at October 31, 2005 increased $13 billion from October 31, 2004, primarily due to strong sales of mutual funds and growth in institutional assets. Assets under administration at the end of the year increased $36 billion from October 31, 2004, primarily due to the addition of new assets in discount brokerage, private investment advice and financial planning.

Corporate reported a net loss of $485 million in 2005, driven primarily by an increase in the Bank's contingent litigation reserve of $365 million related to Enron, amortization of intangibles of $546 million and a tax charge of $163 million relating to the TD Waterhouse reorganization that preceded the Ameritrade transaction in the first quarter of 2006. Other expenses included a preferred share redemption premium charge of $13 million. These losses were partially offset by gains realized in the non-core portfolio relating to loan loss recoveries previously provided for under sectoral provisions in U.S. subsidiaries of $229 million, a general allowance release of $35 million and gains of $27 million resulting from the impact of hedging relationships accounting guideline (AcG-13). Favorable tax items of $98 million included the benefit of a court decision and a $30 million tax benefit as a result of a higher tax rate applied on sectoral provisions in 2004.

GROUP FINANCIAL CONDITION

Balance Sheet Review

Total assets were $393 billion as at October 31, 2006, $28 billion or 8% higher than October 31, 2005. At October 31, 2006, total assets primarily comprised loans (net of allowance for credit losses) of $161 billion, or 41% of total assets, trading assets of $77 billion, or 20% of total assets, investment securities of $47 billion, or 12% of total assets, and securities purchased under reverse repurchase agreements of $31 billion, or 8% of total assets. Total average interest-earning assets were $315 billion, compared with $288 billion in 2005. Total liabilities increased $24 billion, comprising a $14 billion, or 6%, increase in deposits and a $8 billion, or 8%, increase in other liabilities, and an increase in subordinated notes and debentures of $2 billion, or 34%. In addition, at October 31, 2006, total shareholders' equity increased $4 billion to $20 billion, up 24% from the prior year.

TABLE 21 **SELECTED CONSOLIDATED BALANCE SHEET ITEMS**

(millions of Canadian dollars)	**As at October 31, 2006**	As at October 31, 2005
Securities	**$124,458**	$108,096
Securities purchased under reverse repurchase agreements	**30,961**	26,375
Loans (net of allowance for credit losses)	**160,608**	152,243
Deposits	**260,907**	246,981

FACTORS AFFECTING ASSETS AND LIABILITIES

The Hudson acquisition by TD Banknorth in January 2006, added total assets and liabilities of $12 billion each to the Bank's Consolidated Balance Sheet.

As a result of the sale of TD Waterhouse U.S.A. to Ameritrade, the Bank's total assets and total liabilities decreased by $5 billion and $7 billion, respectively. Subsequent to the sale, the Bank continued to manage certain deposits related to TD Ameritrade clients and retained these deposits on its Consolidated Balance Sheet. These deposits grew over the year as the Bank built stronger relationships with TD Ameritrade clients. As a result, the deposits managed by the Bank increased by $2 billion, compared with October 31, 2005. The deposits managed by the Bank on behalf of TD Ameritrade's clients are used to fund part of the assets on the Bank's Consolidated Balance Sheet. This led to an increase in assets of $2 billion, compared with October 31, 2005.

The Bank also enters into structured transactions on behalf of clients and the assets are recorded on the Bank's Consolidated Balance Sheet for which market risk is transferred to third parties through total return swaps. As at October 31, 2006, assets under such arrangements amounted to $16 billion, compared with $14 billion in 2005. The Bank also acquires market risk on certain assets through total return swaps without acquiring the cash instruments directly. Assets under such arrangements amounted to $5 billion as at October 31, 2006, unchanged from 2005. Market risk for all such positions is tracked and monitored, and regulatory market risk capital is required. The assets sold under these arrangements (excluding equity derivatives), discussed in the "Off-balance Sheet Arrangements" section are included in this amount. See Note 19 for more details on derivative contracts.

Securities and securities purchased under reverse repurchase agreements increased by $16 billion, or 15%, and $5 billion, or 17%, respectively over 2005. The increase was attributable to portfolio growth of $6 billion in government and government-insured securities, $7 billion in equity securities and $4 billion in other debt securities.

Loans (net of allowance for credit losses) at October 31, 2006 were $161 billion, up $8 billion, or 5%, from the prior year. Hudson contributed $6 billion of the growth. The increase represents significant growth in credit card and business and government loan portfolios, of $2 billion and $6 billion, respectively. The increase in credit card loans is a result of an increase in the number of active VISA accounts. The acquisition of Hudson contributed $4 billion of the increase in business and government loans. Consumer installment and other personal loans increased $343 million due to growth in indirect lending and sales of overdraft protection attributable to the launch of the Bank's new "Pay-As-You-Go" product. Residential mortgages, including securitizations, increased by $2 billion, or 1%, from 2005. The growth in residential mortgages is attributable to a strong real estate market. Bank-originated securitized assets not included on the balance sheet amounted to $28 billion, compared with $24 billion last year.

Other assets were up $1 billion or 2% year-over-year. This was due mainly to our investment in TD Ameritrade and goodwill recognized from the Hudson acquisition, partially offset by a lower trading derivatives revaluation balance.

Deposits were $261 billion, up $14 billion, or 6%, from the prior year. The increase in total deposits was driven by a $15 billion increase in personal deposits and an increase in bank deposits of $3 billion, partially offset by a decrease in business and government deposits of $4 billion. The increase in personal deposits is composed of an increase in personal non-term deposits of $7 billion and an increase in personal term deposits of $8 billion. The growth in deposits primarily reflects the effects of organic growth and the acquisition of Hudson, partially offset by the impact of foreign currency translation. Hudson contributed $8 billion of deposits at the time of acquisition.

Other liabilities increased by $8 billion or 8%. The growth was attributable to a $7 billion increase in obligations related to securities sold under repurchase agreements, a $3 billion increase in obligations related to securities sold short, offset by a decrease in other liabilities of $1 billion. Hudson contributed $4 billion of other liabilities at the time of acquisition.

Subordinated notes and debentures were up by $2 billion, compared with 2005, due to the issuance of various subordinated notes and debentures.

Non-controlling interests in subsidiaries consist entirely of the minority interest in TD Banknorth.

Shareholders' equity rose by $4 billion, or 24%, from the prior year, primarily due to growth in retained earnings of $3 billion, and a common share issuance during the year related to the dividend reinvestment plan, stock options exercises and the VFC acquisition, partially offset by the foreign currency translation adjustments.

U.S. GAAP

Total assets under U.S. GAAP were $401 billion as at October 31, 2006, $8 billion higher than under Canadian GAAP. The difference was primarily due to non-cash collateral. Under U.S. GAAP, certain non-cash collateral received in securities lending transactions is recognized as an asset and a liability is recorded for the obligation to return the collateral. Under Canadian GAAP, non-cash collateral received as part of a security lending transaction is not recognized in the Consolidated Balance Sheet. Total liabilities under U.S. GAAP were $375 billion as at October 31, 2006, $4 billion higher than under Canadian GAAP. The increase is mainly due to the U.S./Canadian GAAP difference for derivative instruments recorded in other liabilities. Under U.S. GAAP, all of the Bank's non-trading derivatives are required to be recorded on the Consolidated Balance Sheet at fair value. Under current Canadian GAAP, only certain non-trading derivatives are recorded on the Consolidated Balance Sheet.

GROUP FINANCIAL CONDITION

Credit Portfolio Quality

AT A GLANCE OVERVIEW

- **Loans and acceptances portfolio net of allowances for credit losses was $169 billion, up $11 billion or 7% from the prior year.**
- **Impaired loans after specific allowance were $239 million, up $43 million or 22%.**
- **Provision for credit losses was $409 million, compared with $55 million in 2005.**
- **Total allowances for credit losses increased by $24 million, or 2%, to $1,317 million in 2006.**

LOAN PORTFOLIO

Overall in 2006 the Bank's credit quality remained stable as a result of buoyant economic conditions in North America, established business and risk management strategies and a continuing low interest rate environment. The Bank experienced a low level of new impaired loan formations during the year.

During 2006, the loans and acceptances portfolio continued to be diversified between retail and business and government. The Bank increased its credit portfolio by $11 billion, or 7%, from the prior year, largely due to a 20% increase globally in business and government loans and acceptances. Loans authorized and amounts outstanding to small and mid-sized business customers are provided in Table 22 below.

TABLE 22 **LOANS TO SMALL AND MID-SIZED BUSINESS CUSTOMERS**

(millions of Canadian dollars)

	Loans authorized			Amount outstanding		
Loan amount	**2006**	2005	2004	**2006**	2005	2004
(thousands of Canadian dollars)						
0 – 24	**$ 1,200**	$ 1,137	$ 1,054	**$ 621**	$ 589	$ 522
25 – 49	**1,075**	1,000	768	**665**	648	445
50 – 99	**1,722**	1,582	1,308	**976**	931	727
100 – 249	**3,714**	3,251	2,701	**2,260**	1,988	1,608
250 – 499	**3,449**	3,100	2,484	**2,022**	1,798	1,452
500 – 999	**3,757**	3,235	2,537	**1,924**	1,653	1,286
1,000 – 4,999	**11,285**	9,735	6,969	**5,226**	4,457	3,185
Total[1]	**$26,202**	$23,040	$17,821	**$13,694**	$12,064	$9,225

[1] Personal loans used for business purposes are not included in these totals.

The retail business portfolio continued to be the dominating category for lending activity. During the year, the portfolio, which primarily comprised residential mortgages and consumer installments and other personal loans, increased by $3 billion, or 2%, and totalled $121 billion at year end. The growth was primarily due to the expansion of the Canadian market that grew 6% as a result of continuing good demand for domestic consumer lending products, adding $6 billion to the portfolio. This helped offset a decline in the U.S. retail business.

The total retail portfolio represents 71% of net loans, including acceptances, compared with 75% in 2005 and 79% in 2004. This portfolio declined in overall percentage as a result of growth in business and government loans. Residential mortgages represented 32% of the portfolio in 2006, compared with 33% in 2005 and 40% in 2004. Consumer installment and other personal loans were 40% of total loans, compared with 41% in 2005 and 39% in 2004. The portion of business and government credit exposure increased to 29% in 2006, from 25% in 2005 and 21% in 2004, mainly due to an increase in activity in the domestic markets and growth in the US real estate sector.

The majority of credit risk exposure relates to the loan and acceptances portfolio, however, the Bank also engages in activities that have off-balance sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 21.

TABLE 23 LOANS AND ACCEPTANCES, NET OF ALLOWANCE FOR CREDIT LOSSES BY INDUSTRY SECTOR[1]

				Percentage of total		
(millions of Canadian dollars, except percentage amounts)	**2006**	2005	2004	**2006**	2005	2004
Canada						
Residential mortgages	**$ 50,220**	$ 49,067	$ 51,374	**29.7%**	31.0%	39.7%
Consumer instalment and other personal	**59,199**	54,063	46,814	**35.0**	34.2	36.2
Total residential and personal	**109,419**	103,130	98,188	**64.7**	65.2	75.9
Real estate development						
Commercial and industrial	**958**	1,326	1,343	**.6**	.9	1.0
Residential	**2,183**	1,608	1,395	**1.3**	1.0	1.1
Retail	**347**	388	346	**.2**	.2	.3
Real estate services	**263**	267	251	**.2**	.2	.2
Total real estate	**3,751**	3,589	3,335	**2.3**	2.3	2.6
Agriculture	**2,243**	2,187	2,155	**1.3**	1.4	1.7
Apparel and textile	**303**	309	270	**.2**	.2	.2
Automotive	**1,330**	1,283	1,404	**.8**	.8	1.1
Cable	**278**	386	543	**.2**	.2	.4
Chemical	**479**	424	435	**.3**	.3	.3
Construction	**912**	754	764	**.5**	.5	.6
Financial	**3,299**	3,745	1,983	**1.9**	2.4	1.5
Food, beverage and tobacco	**1,498**	1,367	1,233	**.9**	.9	1.0
Forestry	**508**	530	427	**.3**	.3	.3
Government	**557**	537	464	**.3**	.3	.4
Health and social services	**1,680**	1,264	1,130	**1.0**	.8	.9
Media and entertainment	**2,078**	1,201	904	**1.2**	.8	.7
Metals and mining	**975**	451	464	**.6**	.3	.4
Oil and gas	**2,678**	1,205	863	**1.5**	.8	.7
Retail	**1,105**	1,020	1,071	**.7**	.6	.8
Sundry manufacturing	**859**	810	905	**.5**	.5	.7
Telecommunications	**120**	21	60	**.1**	–	–
Transportation	**543**	520	448	**.3**	.3	.3
Utilities	**482**	558	613	**.3**	.3	.5
All other loans	**1,505**	1,738	1,935	**.9**	1.1	1.4
Total business and government	**27,183**	23,899	21,406	**16.1**	15.1	16.5
Total Canada	**136,602**	127,029	119,594	**80.8**	80.3	92.4
United States						
Residential mortgages	**3,165**	3,625	–	**1.9**	2.3	–
Consumer instalment and other personal	**8,336**	11,258	4,294	**4.9**	7.1	3.3
Total residential and personal	**11,501**	14,883	4,294	**6.8**	9.4	3.3
Real estate development						
Residential	**1,614**	1,498	16	**1.0**	.9	–
Real estate services	**8,894**	6,009	–	**5.3**	3.8	–
Total real estate	**10,508**	7,507	16	**6.3**	4.7	–
Agriculture	**118**	103	–	**.1**	.1	–
Apparel and textile	**64**	39	–	**–**	–	–
Automotive	**309**	317	52	**.2**	.2	–
Cable	**195**	161	145	**.1**	.1	.1
Chemical	**272**	208	–	**.2**	.1	–
Construction	**295**	291	5	**.2**	.2	–
Financial	**842**	1,280	772	**.5**	.9	.6
Food, beverage and tobacco	**236**	198	103	**.1**	.1	.1
Forestry	**350**	178	68	**.2**	.1	.1
Government	**110**	290	328	**.1**	.2	.3
Health and social services	**337**	369	–	**.2**	.3	–
Media and entertainment	**478**	448	183	**.3**	.3	.1
Metals and mining	**177**	193	10	**.1**	.1	–
Oil and gas	**290**	192	152	**.2**	.1	.1
Retail	**321**	214	–	**.2**	.1	–
Sundry manufacturing	**457**	448	74	**.3**	.3	–
Telecommunications	**233**	230	111	**.1**	.1	.1
Transportation	**210**	197	31	**.1**	.1	–
Utilities	**231**	292	476	**.1**	.2	.4
All other loans	**2,905**	1,491	207	**1.6**	1.0	.2
Total business and government	**18,938**	14,646	2,733	**11.2**	9.3	2.1
Total United States	**30,439**	29,529	7,027	**18.0**	18.7	5.4
Other International						
Consumer instalment and other personal	**8**	9	11	**–**	–	–
Total residential and personal	**8**	9	11	**–**	–	–
Automotive	**–**	83	–	**–**	.1	–
Cable	**63**	–	77	**–**	–	.1
Chemical	**–**	52	60	**–**	–	.1
Construction	**–**	6	1	**–**	–	–
Financial	**918**	755	1,728	**.5**	.5	1.3
Food, beverage and tobacco	**116**	97	102	**.1**	.1	.1
Forestry	**2**	3	18	**–**	–	–
Government	**–**	14	–	**–**	–	–
Media and entertainment	**180**	199	252	**.1**	.1	.2
Metals and mining	**288**	110	18	**.2**	.1	–
Sundry manufacturing	**–**	1	22	**–**	–	–
Telecommunications	**29**	51	140	**–**	–	.1
Transportation	**110**	52	47	**.1**	–	–
Utilities	**487**	217	182	**.2**	.1	.2
All other loans	**42**	25	152	**–**	–	.1
Total business and government	**2,235**	1,665	2,799	**1.2**	1.0	2.2
Total Other International	**2,243**	1,674	2,810	**1.2**	1.0	2.2
Total	**$169,284**	$158,232	$129,431	**100.0%**	100.0%	100.0%
Percentage change	**7.0%**	22.3%	3.8%			

[1] Based on geographic location of unit responsible for recording revenue.

CONCENTRATION OF CREDIT RISK

Geographically, the credit portfolio remains highly concentrated in Canada. In 2006, the percentage of loans held in Canada was 80%, compared with 80% in 2005 and 92% in 2004. The remaining balance is predominantly in the U.S. Exposure in the United Kingdom, Asia, Australia and New Zealand is limited.

As indicated in Table 24, the largest Canadian exposure is in Ontario, at 50% of total loans in 2006, up slightly from 48% in 2005. Internationally, the largest concentration is in the U.S., which comprises 18% of total loans, remaining unchanged from 2005.

TABLE 24 LOANS AND ACCEPTANCES, NET OF ALLOWANCE FOR CREDIT LOSSES BY LOCATION OF ULTIMATE RISK

(millions of Canadian dollars, except percentage amounts)				Percentage of total		
	2006	2005	2004	**2006**	2005	2004
Canada						
Atlantic	**$ 3,560**	$ 3,637	$ 3,463	**2.1%**	2.3%	2.7%
Québec	**8,154**	8,312	7,570	**4.8**	5.3	5.9
Ontario	**83,969**	75,673	72,334	**49.6**	47.8	55.9
Prairies	**20,187**	19,150	18,424	**12.0**	12.1	14.2
British Columbia	**19,382**	19,074	17,780	**11.5**	12.0	13.7
Total Canada	**135,252**	125,846	119,571	**80.0**	79.5	92.4
United States	**29,977**	28,609	6,131	**17.7**	18.1	4.7
Other International						
United Kingdom	**846**	1,039	904	**.5**	.6	.7
Europe – other	**202**	1,095	962	**.1**	.7	.8
Australia and New Zealand	**1,424**	638	665	**.8**	.4	.5
Japan	**12**	–	–	**–**	–	–
Asia – other	**633**	573	894	**.4**	.4	.7
Latin America and Caribbean	**870**	431	303	**.5**	.3	.2
Middle East and Africa	**68**	1	1	**–**	–	–
Total Other International	**4,055**	3,777	3,729	**2.3**	2.4	2.9
Total	**$169,284**	$158,232	$129,431	**100.0%**	100.0%	100.0%

Percentage change over previous year			
Canada	**7.5%**	5.2%	5.0%
United States	**4.8**	366.6	(20.7)
Other International	**7.4**	1.3	21.5
Total	**7.0%**	22.3%	(3.8)%

As shown in Table 23, the largest business and government sector concentrations in Canada are real estate development, financial institutions and oil and gas each at 2%. Real estate development was also the leading sector of concentration in the U.S. at 6%, up 2% over last year.

IMPAIRED LOANS

A loan is considered impaired when, in management's opinion, it can no longer be reasonably assured that we will be able to collect the full amount of principal and interest when due. See Note 3 to the Consolidated Financial Statements for further details on impaired loans. Table 25 shows the impact on net interest income due to impaired loans.

TABLE 25 IMPACT ON NET INTEREST INCOME DUE TO IMPAIRED LOANS

(millions of Canadian dollars)	**2006**	2005	2004
Reduction in net interest income due to impaired loans	**$29**	$35	$49
Recoveries	**(9)**	(26)	(8)
Net reduction	**$20**	$ 9	$41

As indicated in Table 26 and Table 27, net impaired loans before general allowances were $239 million as at October 31, 2006, compared with a total of $196 million a year earlier and $271 million in 2004.

TABLE 26	IMPAIRED LOANS LESS ALLOWANCE FOR CREDIT LOSSES BY INDUSTRY SECTOR[1]					
				Percentage of total		
(millions of Canadian dollars, except percentage amounts)	**2006**	2005	2004	**2006**	2005	2004
Canada						
Residential mortgages	**$ 9**	$ 8	$ 15	**3.8%**	4.1%	5.5%
Consumer instalment and other personal	**73**	63	41	**30.5**	32.2	15.2
Total residential and personal	**82**	71	56	**34.3**	36.3	20.7
Real estate development						
Commercial and industrial	**–**	2	4	**–**	1.0	1.4
Residential	**–**	1	1	**–**	.5	.4
Total real estate	**–**	3	5	**–**	1.5	1.8
Agriculture	**12**	49	46	**5.0**	25.0	17.0
Apparel and textile	**–**	1	(2)	**–**	.5	(.7)
Automotive	**18**	9	13	**7.6**	4.6	4.8
Chemical	**–**	11	1	**–**	5.6	.4
Construction	**2**	1	4	**.8**	.5	1.4
Financial	**–**	–	–	**–**	–	–
Food, beverage and tobacco	**1**	1	(8)	**.4**	.5	(3.0)
Forestry	**34**	–	1	**14.3**	–	.4
Health and social services	**–**	–	1	**–**	–	.4
Media and entertainment	**–**	–	3	**–**	–	1.1
Metals and mining	**2**	–	2	**.8**	–	.7
Oil and gas	**–**	–	3	**–**	–	1.1
Retail	**3**	1	1	**1.3**	.5	.4
Sundry manufacturing	**2**	–	9	**.8**	–	3.3
Telecommunications	**–**	–	–	**–**	–	–
Transportation	**1**	–	1	**.4**	–	.4
Utilities	**–**	–	–	**–**	–	–
All other loans	**3**	–	3	**1.3**	–	1.1
Total business and government	**78**	76	83	**32.7**	38.7	30.6
Total Canada	**160**	147	139	**67.0**	75.0	51.3
United States						
Real estate development						
Commercial and industrial	**21**	23	–	**8.8**	11.8	–
Residential	**9**	1	–	**3.8**	.5	–
Shopping Centres	**1**	1	–	**.4**	.5	–
Real Estate Services	**6**	4	–	**2.5**	2.0	–
Total real estate	**37**	29	–	**15.5**	14.8	–
Apparel and textile	**1**	–	–	**.4**	–	–
Automotive	**1**	–	–	**.4**	–	–
Cable	**–**	–	–	**–**	–	–
Chemical	**–**	–	–	**–**	–	–
Construction	**6**	3	–	**2.5**	1.5	–
Financial	**1**	–	15	**.4**	–	5.5
Food, beverage and tobacco	**2**	1	–	**.8**	.5	–
Forestry	**–**	1	–	**–**	.5	–
Health and social services	**1**	–	–	**.4**	–	–
Media and entertainment	**2**	1	–	**.8**	.5	–
Metals and mining	**3**	4	–	**1.3**	2.1	–
Retail	**2**	–	–	**.8**	–	–
Sundry manufacturing	**13**	6	–	**5.5**	3.1	–
Telecommunications	**–**	–	–	**–**	–	–
Transportation	**3**	1	–	**1.3**	.5	–
Utilities	**–**	1	88	**–**	.5	32.5
All other loans	**7**	2	12	**2.9**	1.0	4.4
Total business and government	**79**	49	115	**33.0**	25.0	42.4
Total United States	**79**	49	115	**33.0**	25.0	42.4
Other International						
Cable	**–**	–	17	**–**	–	6.3
Total business and government	**–**	–	17	**–**	–	6.3
Total Other International	**–**	–	17	**–**	–	6.3
Total net impaired loans before general allowances	**239**	196	271	**100.0%**	100.0%	100.0%
Less: general allowances	**1,145**	1,140	917			
Total net impaired loans	**$ (906)**	$ (944)	$ (646)			
Net impaired loans as a % of common equity	**(4.7)%**	(6.0)%	(5.1)%			

[1] Based on geographic location of unit responsible for recording revenue.

Net impaired loans after specific and general allowances were $(906) million, compared with $(944) million for 2005 and $(646) million for 2004. The overall impaired loans coverage decreased by a nominal $38 million from the prior year.

TABLE 27 **IMPAIRED LOANS LESS ALLOWANCE FOR CREDIT LOSSES BY LOCATION[1]**

(millions of Canadian dollars, except percentage amounts)	**2006**	2005	2004	Percentage of total **2006**	2005	2004
Canada						
Atlantic	**$ 3**	$ 2	$ 2	**1.3%**	1.0%	.7%
Québec	**8**	7	3	**3.3**	3.6	1.1
Ontario	**130**	99	91	**54.4**	50.5	33.6
Prairies	**9**	33	36	**3.8**	16.8	13.3
British Columbia	**10**	6	7	**4.2**	3.1	2.6
Total Canada	**160**	147	139	**67.0**	75.0	51.3
United States	**79**	49	115	**33.0**	25.0	42.4
Other International	**–**	–	17	**–**	–	6.3
Total net impaired loans before general allowances	**239**	196	271	**100.0%**	100.0%	100.0%
Less: general allowances	**1,145**	1,140	917			
sectoral allowances	**–**	–	–			
Total net impaired loans	**$ (906)**	$ (944)	$(646)			
Net impaired loans as a % of net loans[2]	**(.5)%**	(.6)%	(.5)%			

[1] Based on geographic location of unit responsible for recording revenue.
[2] Includes customers' liability under acceptances.

ALLOWANCE FOR CREDIT LOSSES

Total allowance for credit losses consists of specific and general allowances carried on the Consolidated Balance Sheet. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains the allowance at levels that management believes is adequate to absorb losses in the lending portfolio. Individual problem accounts, general economic conditions, as well as the sector and geographic mix of the lending portfolio are all considered by management in assessing the appropriate allowance levels.

Specific Allowance

The Bank establishes specific allowances for impaired loans when a loss is likely or when the estimated realizable value of the loan is less than its recorded value, based on discounting expected future cash flows. Allowances for personal credit portfolios are based on delinquency and type of security. Specific allowances for credit losses are established to reduce the book value of loans to estimated realizable amounts in the normal course of business.

Specific allowances for the wholesale and commercial portfolios are borrower specific and reviewed quarterly. For the retail portfolio, allowances are calculated on an aggregated facility basis, using a formula that takes recent loss experience into account.

During 2006, specific allowances increased by $19 million or 12%, resulting in a total specific allowance of $172 million. Allowances for credit losses are more fully described in Note 3 to the Consolidated Financial Statements.

General Allowance

A general allowance is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans or credits not yet specifically identified as impaired. The level of general allowance reflects exposures across all portfolios and categories. General allowance is reviewed on a quarterly basis using credit risk models developed by the Bank. The level of allowances is based on the probability of a borrower defaulting on a loan obligation (loss frequency), the loss if default occurs (loss severity) and the expected exposure at the time of default.

For the wholesale and commercial portfolios, allowances are computed at the borrower level. The loss if default occurs is based on the security of the facility. Exposure at default is a function of current usage, the borrower's risk rating and the committed amount. For the retail portfolio, the general allowance is calculated on a portfolio-level and is based on a statistical estimate of loss using historical loss and recovery data models and forecast balances. Ultimately, the general allowance is established on the basis of expected losses and is directly related to the variance of losses and the inherent product characteristics in each portfolio. Models are validated against historical experience and are updated at least annually. The general allowance methodology is annually approved by the Board of Directors.

At October 31, 2006 our general allowance for loan losses was $1,145 million, largely unchanged from $1,140 million at October 31, 2005.

Previously, where losses were not adequately covered by the general allowance, sectoral allowances for credit losses were established by the Bank. These allowances were for industry sectors and geographical regions that have experienced adverse events or changes in economic conditions, even though the loans comprising each group are not classified as impaired. In 2006, the Bank had no requirement for sectoral allowances.

PROVISION FOR CREDIT LOSSES

The provision for credit losses is the amount charged to the specific and general allowances for credit losses during the year to bring the total allowance to a level that management considers adequate to absorb all probable credit-related losses in the Bank's loan portfolio. The net provision for the year is reduced by any recoveries from impaired loans.

The Bank recorded provisions for credit losses of $409 million in 2006, compared with provisions of $55 million in 2005 and a reversal of credit losses of $386 million in 2004. Table 28 provides a summary of provisions charged to the Consolidated Statement of Income.

TABLE 28 PROVISION FOR CREDIT LOSSES

(millions of Canadian dollars)	**2006**	2005	2004
New provisions[1]	**$604**	$352	$ 459
Reversal of sectoral provision	**–**	–	(505)
Reversal of general provision			
TD Bank	**(60)**	(35)	(67)
TD Banknorth	**(6)**	(17)	–
Recoveries			
Sectoral	**(7)**	(229)	(150)
Specific	**(122)**	(16)	(123)
Total provision for (recovery of) credit losses	**$409**	$ 55	$(386)

[1] Total new provisions include specific provisions for credit losses related to VFC and credit card and overdraft loans, $18 million and $28 million respectively.

Total new provisions were $604 million in 2006, compared with $352 million in 2005. Total provision for credit losses as a percentage of net average loans was .25% in fiscal 2006, compared to .04% in 2005 and (.30) % in 2004.

TABLE 29 PROVISION FOR CREDIT LOSSES BY LOCATION[1]

(millions of Canadian dollars, except percentage amounts)	**2006**	2005	2004	Percentage of total **2006**	Percentage of total 2005	Percentage of total 2004
Canada						
Atlantic	**$ 15**	$ 11	$ 11	**3.7%**	20.0%	(2.8)%
Québec	**24**	29	15	**5.9**	52.7	(3.9)
Ontario	**299**	227	238	**73.1**	412.7	(61.6)
Prairies	**34**	36	38	**8.3**	65.5	(9.8)
British Columbia	**39**	29	37	**9.5**	52.7	(9.7)
Total Canada	**411**	332	339	**100.5**	603.6	(87.8)
United States	**51**	(205)	39	**12.4**	(372.7)	(10.1)
Other International						
United Kingdom	**(1)**	(13)	(43)	**(.2)**	(23.7)	11.1
Australia	**(4)**	–	9	**(1.0)**	–	(2.3)
Asia	**–**	(7)	(2)	**–**	(12.7)	.5
Total Other International	**(5)**	(20)	(36)	**(1.2)**	(36.4)	9.3
General provision	**(48)**	(52)	(67)	**(11.7)**	(94.5)	17.4
Sectoral provision (net of transfer to specifics)	**–**	–	(661)	**–**	–	171.2
Total	**$409**	$ 55	$(386)	**100.0%**	100.0%	100.0%
Provision for credit losses as a % of net average loans[2]						
Canada						
Residential mortgages	**(.01)%**	.02%	.01%			
Personal	**.66**	.64	.73			
Business and other	**.14**	(.01)	.12			
Total Canada	**.32**	.27	.29			
United States	**.17**	(.98)	.50			
Other International	**(.22)**	(.94)	(1.30)			
General provision	**(.03)**	(.04)	(.05)			
Sectoral provision	**–**	–	(.52)			
Total	**.25%**	.04%	(.30)%			

[1] Based on geographic location of unit responsible for recording revenue.
[2] Includes customers' liability under acceptances.

TABLE 30 **PROVISION FOR CREDIT LOSSES BY INDUSTRY SECTOR**[1]

(millions of Canadian dollars, except percentage amounts)	**2006**	2005	2004	Percentage of total **2006**	2005	2004
Canada						
Residential mortgages	**$ (3)**	$ 12	$ 3	**(.7)%**	11.2%	.9%
Consumer instalment and other personal	**379**	307	311	**83.0**	287.0	90.9
Total residential and personal	**376**	319	314	**82.3**	298.2	91.8
Real estate development						
Commercial and industrial	**(7)**	1	–	**(1.5)**	.9	–
Residential	**1**	–	–	**.2**	–	–
Total real estate	**(6)**	1	–	**(1.3)**	.9	–
Agriculture	**(1)**	3	(5)	**(.2)**	2.8	(1.5)
Apparel and textile	**3**	–	1	**.7**	–	.3
Automotive	**4**	–	7	**.9**	–	2.0
Chemical	**(9)**	3	(2)	**(2.0)**	2.8	(.6)
Construction	**1**	2	3	**.2**	1.9	.9
Financial	**1**	–	–	**.2**	–	–
Food, beverage and tobacco	**1**	1	2	**.2**	.9	.6
Forestry	**28**	–	–	**6.1**	–	–
Health and social services	**1**	1	1	**.2**	.9	.3
Media and entertainment	**1**	–	2	**.2**	–	.6
Metals and mining	**1**	–	3	**.2**	–	.9
Oil and gas	**–**	–	3	**–**	–	.9
Retail	**2**	1	2	**.4**	.9	.6
Sundry manufacturing	**1**	2	3	**.2**	1.9	.9
Telecommunications	**–**	(4)	7	**–**	(3.7)	2.0
Transportation	**–**	1	(1)	**–**	.9	(.3)
Utilities	**–**	–	–	**–**	–	–
All other loans	**7**	2	(1)	**1.6**	1.9	(.3)
Total business and government	**35**	13	25	**7.6**	12.1	7.3
Total Canada	**411**	332	339	**89.9**	310.3	99.1
United States						
Consumer instalment and other personal	**34**	12	1	**7.5**	11.2	.3
Total residential and personal	**34**	12	1	**7.5**	11.2	.3
Real estate development						
Commercial and industrial	**3**	1	–	**.7**	.9	–
Residential	**2**	–	–	**.4**	–	–
Real estate services	**4**	–	–	**.9**	–	–
Total real estate	**9**	1	–	**2.0**	.9	–
Cable	**–**	–	(30)	**–**	–	(8.8)
Chemical	**–**	–	7	**–**	–	2.0
Construction	**1**	(1)	–	**.2**	(.9)	–
Food, beverage and tobacco	**–**	1	–	**–**	.9	–
Health and social services	**–**	–	–	**–**	–	–
Media and entertainment	**1**	–	–	**.2**	–	–
Metals and mining	**–**	2	(2)	**–**	1.9	(.6)
Retail	**–**	1	–	**–**	.9	–
Sundry manufacturing	**4**	1	–	**.9**	.9	–
Telecommunications	**–**	(14)	(20)	**–**	(13.1)	(5.8)
Transportation	**1**	–	–	**.2**	–	–
Utilities	**–**	(202)	78	**–**	(188.7)	22.8
All other loans	**1**	(6)	5	**.2**	(5.6)	1.5
Total business and government	**17**	(217)	38	**3.7**	(202.8)	11.1
Total United States	**51**	(205)	39	**11.2**	(191.6)	11.4
Other International						
Automotive	**–**	–	(4)	**–**	–	(1.2)
Cable	**–**	(9)	2	**–**	(8.4)	.6
Financial	**–**	(11)	(11)	**–**	(10.3)	(3.2)
Media and entertainment	**(4)**	–	–	**(.9)**	–	–
Retail	**(1)**	–	–	**(.2)**	–	–
Telecommunications	**–**	–	2	**–**	–	.6
Utilities	**–**	–	(25)	**–**	–	(7.3)
Total business and government	**(5)**	(20)	(36)	**(1.1)**	(18.7)	(10.5)
Total Other International	**(5)**	(20)	(36)	**(1.1)**	(18.7)	(10.5)
Total before general and sectoral provisions	**457**	107	342	**100.0%**	100.0%	100.0%
General provision (reversal)	**(48)**	(52)	(67)			
Sectoral provision (reversal) (including transfer to specifics)	**–**	–	(661)			
Total	**$409**	$ 55	$(386)			

[1] Based on geographic location of unit responsible for recording revenue.

Capital Position

TABLE 31 CAPITAL STRUCTURE AND RATIOS

(millions of Canadian dollars)	**2006**	2005	2004
Tier 1 capital			
Retained earnings	**$13,725**	$10,650	$ 9,540
Foreign currency translation adjustments	**(918)**	(696)	(265)
Common shares	**6,334**	5,872	3,373
Additional adjustment for dealer holding TD Bank shares	**(78)**	(29)	(121)
Qualifying preferred shares	**1,319**	895	1,310
Contributed surplus	**66**	40	20
Qualifying non-controlling interests in subsidiaries	**2,395**	1,632	–
Capital trust securities	**1,250**	1,250	1,250
Less: goodwill and intangibles in excess of 5% limit	**(7,014)**	(6,508)	(2,467)
Total Tier 1 capital	**17,079**	13,106	12,640
Tier 2 capital			
Subordinated notes and debentures	**6,900**	5,138	5,644
General allowance for credit losses included in capital	**1,145**	1,137	878
Less: amortization of subordinated notes and debentures	**(182)**	(39)	(212)
Total Tier 2 capital	**7,863**	6,236	6,310
Investment in regulated insurance subsidiaries	**(1,262)**	(1,043)	(819)
Substantial investments in unconsolidated subsidiaries	**(5,065)**	(1,072)	(1,036)
First loss protection	**(53)**	(44)	(189)
	(6,380)	(2,159)	(2,044)
Total regulatory capital	**$18,562**	$17,183	$16,906
Regulatory capital ratios			
Tier 1 capital	**12.0%**	10.1%	12.6%
Total capital	**13.1**	13.2	16.9
Assets to capital multiple[1]	**19.9**	19.9	17.1
Tangible common equity	**$12,938**	$ 9,567	$ 9,000
Tangible common equity as a percentage of risk-weighted assets	**9.1%**	7.4%	9.0%

[1] Total assets plus off-balance sheet credit instruments, such as letters of credit and guarantees less investments in associated corporations and goodwill and net intangibles divided by total regulatory capital.

THE BANK'S GOALS ARE TO:

- Provide sufficient capital to maintain the confidence of investors and depositors, while providing the Bank's common shareholders with a satisfactory return.
- Be an appropriately capitalized institution, as measured internally, defined by regulatory authorities and compared with the Bank's peers.
- Achieve the lowest overall cost of capital consistent with preserving the appropriate mix of capital elements to meet target capitalization levels.
- Maintain strong ratings.

CAPITAL SOURCES

The Bank's capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank's preferred shareholders, holders of hybrid capital instruments and holders of the Bank's subordinated debt.

CAPITAL MANAGEMENT

Group Risk Management manages capital for the Bank and is responsible for acquiring, maintaining and retiring capital. The Board of Directors oversees capital policy and management.

ECONOMIC CAPITAL

The Bank's internal measure of required capital is called economic capital or invested capital. Economic capital comprises risk-based capital required to fund losses that could occur under extremely adverse economic or operational conditions, and investment capital that has been used to fund acquisitions or investments in fixed assets.

The Bank uses internal models to determine how much risk-based capital is required for credit, market, trading, banking book interest rate, operational, business and other identified risks. Risk-based capital differs from regulatory capital because it applies to deposit products, as well as asset products, and it applies to operational and insurance risks, as well as credit and market risks. Regulatory capital is set by regulations established by the Superintendent of Financial Institutions Canada (OSFI).

Within the Bank's measurement framework, our objective is to hold risk-based capital to cover unexpected losses to a high level of confidence and ratings standard. Unlike rating agency and regulatory capital measures, economic capital refers solely to common equity capital. Since losses flow through the Consolidated Statement of Income, the Bank ensures it has sufficient common equity to absorb worst-case losses.

The Bank makes business decisions based on the return on economic capital, while also ensuring that, in aggregate, regulatory and rating agency requirements and capital available are kept in balance.

REGULATORY CAPITAL

Tier 1 Capital

Tier 1 capital was $17.1 billion at October 31, 2006, up from $13.1 billion last year. The increase was primarily due to strong earnings and as a result of the TD Ameritrade transaction, including the dilution gain of $1,665 million. Cumulative foreign exchange adjustments unfavourably affected retained earnings by $918 million as at October 31, 2006. The Bank raised $518 million of common shares during the year, including

$328 million from the dividend reinvestment plan and $70 million related to the acquisition of VFC. The Bank also repurchased four million common shares at a cost of $264 million in 2006 through a normal course issuer bid. The Bank issued $425 million of First Preferred Shares, Series O, and redeemed all 16,065 First Preferred Shares, Series I during the year. See Notes 12 and 13 to the Bank's Consolidated Financial Statements for more details.

Tier 2 Capital

The Bank redeemed two subordinated debentures during the year, the first for $150 million and the second for $800 million. The Bank also issued three new subordinated debentures: one Tier 2A qualifying note for $800 million, and two Tier 2B issues for $1billion and $500 million, respectively. See Note 11 to the Bank's Consolidated Financial Statements for more details.

DIVIDENDS

The Bank's dividend policy is approved by the Board of Directors. During the year, the Bank increased its quarterly dividend twice and as at October 31, 2006, the quarterly dividend was $.48 per share, consistent with the Bank's current target payout range of 35-45% of adjusted earnings. Cash dividends declared and paid during 2006 totalled $1.78 per share (2005 – $1.58; 2004 – $1.36). As at October 31, 2006, 717.4 million common shares were outstanding (2005 – 711.8 million; 2004 – 655.9 million). The Bank's ability to pay dividends is subject to the Bank Act and the regulations of the OSFI. Note 13 to the Bank's Consolidated Financial Statements provides further details.

RATINGS

In October, 2006 Dominion Bond Rating Service (DBRS) upgraded the Bank's long-term senior debt rating to AA. Both Standard & Poor's (S&P) and Moody's Investors Service (Moody's) modified their outlooks for the Bank's rating to positive from stable during the year. As at October, 2006, the Bank's long-term ratings were: Fitch (AA-), Moody's (Aa3), DBRS (AA) and S&P (A+).

Capital ratios are measures of financial strength and flexibility.

OSFI defines two primary ratios to measure capital adequacy, the Tier 1 capital ratio and the total capital ratio. OSFI sets target levels for Canadian banks as follows:

- The Tier 1 capital ratio is defined as Tier 1 capital divided by risk-weighted assets (RWA). OSFI has established a target Tier 1 capital requirement of 7%.
- The total capital ratio is defined as total regulatory capital divided by RWA. OSFI has established a target total capital requirement of 10%.

The Bank's Tier 1 and total capital ratios were 12.0% and 13.1%, respectively, on October 31, 2006, compared with 10.1% and 13.2% on October 31, 2005. The year-over-year change was influenced by several factors, including growth in capital as described above, and increases in RWA (most notably from TD Banknorth's acquisition of Hudson). The Bank's investment in TD Ameritrade is deducted from total capital, which has a material impact on the total capital ratio. The Bank exceeded its medium-term target for Tier 1 capital of 8–8.5%.

OSFI measures the capital adequacy of Canadian banks according to its instructions for determining risk-adjusted capital, RWA and off-balance sheet exposures. This approach is based on the Bank for International Settlements' (BIS) agreed framework for achieving a more consistent way to measure the capital adequacy and standards of banks engaged in international business.

RISK-WEIGHTED ASSETS

Risk-weighted assets (RWA) are determined by applying OSFI-prescribed risk-weights to balance sheet assets and off-balance sheet financial instruments according to credit risk of the counterparty. RWA also include an amount for the market risk exposure associated with the Bank's trading portfolio. The Bank's total RWA increased by $11.9 billion, or 9.2%, in 2006 from the prior year.

TABLE 32 RISK-WEIGHTED ASSETS

(millions of Canadian dollars)		**2006**		2005		2004
	Balance	**Risk-weighted balance**	Balance	Risk-weighted balance	Balance	Risk-weighted balance
Balance sheet assets						
Cash resources and other	**$ 10,782**	**$ 1,905**	$ 13,418	$ 2,435	$ 9,038	$ 1,582
Securities	**124,458**	**4,792**	108,096	4,955	98,280	4,155
Securities purchased under reverse repurchase agreements	**30,961**	**1,562**	26,375	559	21,888	589
Loans (net)	**160,608**	**91,436**	152,243	82,713	123,924	61,251
Customers' liability under acceptances	**8,676**	**8,676**	5,989	5,896	5,507	5,414
Other assets	**57,429**	**8,881**	59,089	7,695	52,390	6,208
Total balance sheet assets	**$392,914**	**$117,252**	$365,210	$104,253	$311,027	$ 79,199
Off-balance sheet assets						
Credit instruments		**14,818**		13,419		9,031
Derivative financial instruments		**6,647**		7,201		6,268
Total off-balance sheet assets		**21,465**		20,620		15,299
Total risk-weighted asset equivalent						
– credit risk		**138,717**		124,873		94,498
– market risk		**3,162**		5,109		5,808
Total risk-weighted assets		**$141,879**		$129,982		$100,306

TABLE 33	OUTSTANDING SHARE DATA[1]
As at October 31, 2006	Number of shares
Preferred shares	
Class A preferred shares issued by the Bank (thousands of shares):	
Series M	14,000
Series N	8,000
Series O	17,000
Preferred shares issued by TD Mortgage Investment Corporation (thousands of shares):	
Non-cumulative preferred shares, Series A	350
Total preferred shares	39,350
Capital Trust Securities	
Trust units issued by TD Capital Trust (thousands of shares):	
Series 2009	900
Total Capital Trust Securities	900
Common shares outstanding (millions of shares)	717.4
Stock options (millions of shares)	
– vested	12.9
– non-vested	5.4

[1] For further details, including the principal amount, conversion and exchange features, and distributions, see Notes 12, 13 and 14 to the Bank's Consolidated Financial Statements.

REVISED BASEL II CAPITAL ACCORD

In 2004, the Basel Committee on Banking Supervision finalized the new Basel capital framework to replace the accord originally introduced in 1988 and supplemented in 1996. The underlying principles of the new framework are intended to be suitable for application to banks of varying levels of complexity and sophistication. The framework will allow qualifying banks to determine capital levels consistent with the manner in which they measure, manage and mitigate risks. The new framework provides a spectrum of methodologies, from simple to advanced, for the measurement of both credit and operational risk. More advanced measurement of risks should result in regulatory and economic capital being more closely aligned. In addition, the framework includes provisions for changes to the computation of Tier 1 and total capital.

The objective of the framework is to reward more rigorous and accurate risk management by reducing the regulatory capital that is required under weaker or less sophisticated approaches. While the overall objective of the new framework is to neither increase nor decrease the level of overall capital in the system, some financial institutions will see an increase in regulatory capital, while others will see a decrease. The impact will depend upon the particular institution's asset mix, risk and loss experience.

The Bank is in the process of collecting, analyzing and reporting the necessary data and is on track to meet the requirements of the new framework as applied to the Canadian context by our regulator. For Canadian banks, formal implementation is expected in 2008.

GROUP FINANCIAL CONDITION

Off-balance Sheet Arrangements

In the normal course of operations, the Bank engages in a variety of financial transactions that, under GAAP, are either not recorded on the Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance sheet arrangements involve, among other risks, varying elements of market, credit and liquidity risk which are discussed in the Managing Risk section on pages 57 to 66 of this MD&A. Off-balance sheet arrangements are generally undertaken for risk management, capital management and/or funding management purposes and include securitizations, commitments, guarantees, and contractual obligations.

SPECIAL PURPOSE ENTITIES

The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank's financial assets, to assist our clients in securitizing their financial assets, and to create investment products for our clients. SPEs may be organized as trusts, partnerships or corporations and they may be formed as qualifying special purpose entities (QSPEs) or variable interest entities (VIEs). When an entity is deemed a VIE, under the CICA accounting guideline the entity must be consolidated by the primary beneficiary. See Note 6 to the Consolidated Financial Statements for further information regarding the accounting guideline for VIEs.

Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. In a typical securitization structure, the Bank sells assets to a SPE and the SPE funds the purchase of those assets by issuing securities to investors. SPEs are typically set up for a single, discrete purpose, are not operating entities and usually have no employees. The legal documents that govern the transaction describe how the cash earned on the assets held in the SPE must be allocated to the investors and other parties that have rights to these cash flows. The Bank is involved in SPEs through the securitization of its own assets, securitization of third-party assets and other financial transactions.

Certain of the Bank's securitizations of its own assets and of third-party assets are structured through QSPEs. QSPEs are trusts or other legal vehicles that are demonstrably distinct from the Bank, have specified permitted activities, defined asset holdings and may only sell or dispose of selected assets in automatic response to limited conditions. QSPEs are not consolidated by any party including the Bank.

The Bank monitors its involvement with SPEs through the Reputational Risk Committee. The Committee is responsible for the review of structured transactions and complex credits with potentially significant reputational, legal, regulatory, accounting or tax risks, including transactions involving SPEs.

SECURITIZATION OF BANK-ORIGINATED ASSETS

The Bank securitizes residential mortgages, personal loans, credit card loans and commercial mortgages to enhance our liquidity position, to diversify sources of funding and to optimize the management of the balance sheet. Details of these securitizations are as follows.

Residential Mortgage Loans

The Bank securitizes residential mortgages through the creation of mortgage-backed securities (MBS) and the eventual transfer to VIEs. The Bank continues to service the securitized mortgages and may be exposed to the risks of the transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as they are all government guaranteed. We retain interests in the excess spread on the sold MBS and continue to service the mortgages underlying these MBS for which we receive benefits, equivalent to market-based compensation.

As at October 31, 2006, the Bank had outstanding securitized residential mortgages of $17.9 billion as compared with $15.5 billion in fiscal 2005. The carrying value of our retained interests in securitized residential mortgage loans at October 31, 2006, was $128.4 million compared to $273 million in 2005.

Co-ownership Structures

The Bank securitizes real estate secured personal loans, credit card loans and commercial mortgages through a co-ownership structure. Through this structure, ownership interests in a homogenous pool are sold to SPEs. The ownership interest entitles the SPE to a portion of the loan collections used to pay its expenses and obligations to the holders of its asset-backed securities. Although the Bank's interests in the receivables are no longer on our balance sheet, we maintain the client account and retain the relationship. The securitization of our real estate secured personal loans and credit card receivables is a sale from a legal perspective and qualifies for sale treatment from an accounting perspective. At the time of sale these receivables are removed from our balance sheet resulting in a gain or loss reported in non-interest income on the Consolidated Statement of Income.

For the securitization of real estate secured personal loans the Bank provides credit enhancement through its retained interest in the excess spread of the QSPE and in some cases by providing letters of credit. The Bank's interest in the excess spread of the QSPEs and the letters of credit is subordinate to obligations of the holders of the asset-backed securities and absorbs losses with respect to the real estate personal loans before payments to noteholders are affected. As at October 31, 2006, the Bank had outstanding securitized real estate personal loans of $8 billion as compared with $4.8 billion as at October 31, 2005. The carrying value of our retained interests in securitized real estate personal loans at October 31, 2006, was $61.7 million, compared with $32 million as at October 31, 2005.

For credit card securitizations the Bank provides credit enhancement to the QSPE through its retained interests in the excess spread. The Bank's interest in the excess spread of the QSPE is subordinate to the QSPE's obligations to the holders of its asset-backed securities and absorbs losses with respect to the credit card loans before payments to the noteholders are affected. If the net cash flows are insufficient, the Bank's loss is limited to an interest-only strip that arises from the calculation of the gain or loss at the time receivables are sold. As at October 31, 2006, the Bank had outstanding securitized credit card receivables of $800 million as compared with $1.3 billion as at October 31, 2005. The carrying value of our retained interests in securitized credit card receivables at October 31, 2006, was $7.03 million, compared with $24 million as at October 31, 2005.

The Bank sells commercial mortgages in collateral pools, to a SPE. The SPE finances the purchase of these pools by way of issuing ownership certificates that carry varying degrees of subordination and which, when rated, range from AAA to B-, and unrated. The ownership certificates represent undivided interests in the collateral pool, and the SPE, having sold all undivided interests available in the pool, retains none of the risk of the collateral pools. The sale of our commercial mortgages to the SPE constitutes an accounting sale and since we neither control the SPE nor carry any residual risks/returns in the mortgages, we do not consolidate the SPE.

The Bank also securitizes commercial mortgages through sales to VIEs. As at October 31, 2006, $165 million of our originated commercial mortgages had been securitized through a VIE sponsored by us, while $55 million of commercial mortgages had been sold to a third-party sponsored VIE. The Bank's interest in the excess spread, cash collateral account, and the commercial mortgages of the VIE sponsored by us is subordinate to the VIE's obligations to the holders of its asset-backed securities. The Bank's interest in the excess spread of the third-party sponsored VIE is subordinate to the VIE's obligations to the holders of its asset-backed securities.

Total bank-originated securitized assets not included on the Consolidated Balance Sheet amounted to $27.9 billion, compared with $23.9 billion a year ago. Further details are provided in Note 4 to the Bank's Consolidated Financial Statements. If these securitizations were to be terminated, the Bank would experience capital implications of maintaining the assets on the Consolidated Balance Sheet and be exposed to the assets' full operational, financial and market risks.

CAPITAL TRUSTS

We sponsor SPEs to raise capital, including TD Capital Trust II Securities - Series 2012-1 (TD CaTS II) issued by TD Capital Trust II (Trust II), which is a VIE. As the Bank is not the primary beneficiary of Trust II, the Bank does not consolidate it for accounting purposes. For further details on this capital trust activity and the terms of TD CaTS II issued and outstanding, see Note 12 to the Consolidated Financial Statements.

SECURITIZATION OF THIRD PARTY-ORIGINATED ASSETS

The Bank assists its clients in securitizing their financial assets through SPEs administered by the Bank. The Bank may provide credit enhancement, swap facilities or liquidity facilities to the resulting SPEs as well as securities distribution services. Liquidity facilities are only available in the event of a general market disruption and the probability of loss is negligible. The Bank does not provide employees to the SPEs, nor does it have ownership interests in these SPEs and all fees earned in respect of these activities are on a market basis. If these securitizations were to be terminated, the Bank would experience a reduction in securitization income.

Our principal relationship with SPEs comes in the form of administering multi-seller asset-backed commercial paper conduit programs (multi-seller conduits) totaling $10.3 billion as at October 31, 2006, and $9.7 billion as at October 31, 2005. We currently administer four multi-seller conduits. We are involved in the multi-seller conduit markets because they generate a favourable risk-adjusted return for us. Our clients primarily utilize multi-seller conduits to diversify their financing sources and to reduce funding costs by leveraging the value of high-quality collateral.

CREATION OF OTHER INVESTMENT AND FINANCING PRODUCTS

The Bank sells trading securities to VIEs in conjunction with its balance sheet management strategies. The Bank holds a significant variable interest in these VIEs, but is not considered to be the primary beneficiary, and as a result does not consolidate these VIEs. Also, the Bank does not retain effective control over the assets sold. Assets sold under such arrangements at October 31, 2006 amounted to $1 billion as compared with $1 billion in 2005. The Bank enters into total return swaps with the sale counterparties in respect of the assets sold. Market risk for all such transactions is tracked and monitored.

The Bank is also involved in Collateralized Debt Obligation vehicles (CDOs). In relation to these CDOs, the Bank may serve in the capacity of an underwriter, a third-party investor or a derivative counterparty. CDOs raise capital by issuing debt securities and use their capital to invest in portfolios of securities and derivatives. Any net income or loss is shared by the CDOs' variable interest holders. The CDOs we manage may from time to time purchase collateral assets originated by us or third parties. We do not consolidate these CDOs. We recognize fee income from structuring and collateral management services and, where indicated, interest income from investments in individual CDOs.

In addition, the Bank offers equity-linked notes, credit-linked notes, interest-linked notes, and commodity-linked notes to various VIEs and third-party clients. The Bank's exposure to risk from these transactions is not significant.

The Bank through The Canada Trust Company acts as a trustee for personal and corporate trusts. In the capacity as a trustee, fees are earned.

The Bank also sponsors numerous mutual funds. The Bank acts as the administrator of these funds and does not guarantee the principal or return to investors on these funds.

The Bank also offers other financial products to clients. These financial products are, on occasion, created using a VIE as issuer or obligor of the financial products. The Bank may provide certain administrative services and other financial products to the VIEs in exchange for market rate compensation.

GUARANTEES

In the normal course of business, we enter into various guarantee contracts to support our clients. These guarantees, with the exception of related premiums, are kept off-balance sheet unless a provision is needed to cover probable losses. Our significant types of guarantee products are financial and performance standby letters of credit, assets sold with recourse, credit enhancements, written options and indemnification agreements. Note 20 to the Consolidated Financial Statements provides detailed information about the Bank's guarantees.

COMMITMENTS

The Bank enters into various commitments to meet the financing needs of the Bank's clients and to earn fee income. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit and commitments to extend credit. These products may expose the Bank to liquidity, credit and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Note 20 to the Bank's Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to commit.

CONTRACTUAL OBLIGATIONS

The Bank has contractual obligations to make future payments on operating and capital lease commitments and certain purchase obligations. These contractual obligations impact the Bank's short-term and long-term liquidity and capital resource needs. All contracts, with the exception of operating lease commitments (those where we are committed to purchase determined volumes of goods and services), are reflected on the Bank's Consolidated Balance Sheet. Table 34 below summarizes our contractual obligations.

TABLE 34 CONTRACTUAL OBLIGATIONS BY REMAINING MATURITY

					2006	2005
(millions of Canadian dollars)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total
Deposits[1]	**$ 202,655**	**$39,306**	**$17,387**	**$ 1,559**	**$ 260,907**	$246,981
Subordinated notes and debentures	**1**	**1**	**228**	**6,670**	**6,900**	5,138
Operating lease commitments	**309**	**551**	**373**	**561**	**1,794**	1,829
Capital trust securities	**–**	**–**	**900**	**–**	**900**	900
Network service agreements	**154**	**462**	**–**	**–**	**616**	657
Automated banking machines	**68**	**180**	**55**	**–**	**303**	371
Contact centre technology	**15**	**61**	**83**	**55**	**214**	–
Software licensing and equipment maintenance	**81**	**54**	**–**	**–**	**135**	–
Total	**$ 203,283**	**$40,615**	**$19,026**	**$ 8,845**	**$ 271,769**	$255,876

[1] As the timing of deposits payable on demand, and deposits payable after notice, is non-specific and callable by the depositor, obligations have been included as less than one year.

GROUP FINANCIAL CONDITION

Financial Instruments

As a financial institution, the Bank's assets and liabilities are substantially comprised of financial instruments. Financial assets of the Bank include, but are not limited to, cash resources, investment and trading securities, loans and derivatives while financial liabilities include deposits, obligations related to securities sold short, obligations related to securities sold under repurchase agreements, derivative instruments and subordinated debt.

The Bank uses financial instruments for both trading and non-trading activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking proprietary trading positions with the objective of earning a profit. Trading financial instruments include trading securities and trading derivatives. Non-trading financial instruments include the Bank's lending portfolio, investment securities, hedging derivatives and financial liabilities. Trading financial instruments are measured at fair value in the Bank's Consolidated Financial Statements while non-trading financial instruments are carried at cost. This reflects how the Bank manages its businesses internally. For details on how fair values of financial instruments are determined, refer to the Critical Accounting Estimates section on page 67.

The use of financial instruments allows the Bank to earn profits in interest and fee income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, equities and foreign exchange risks. For a more detailed description on how the Bank manages its risk, refer to the Managing Risk section on pages 57 to 66.

RISK FACTORS AND MANAGEMENT

Risk Factors That May Affect Future Results

In addition to the risks described in the Managing Risk section, there are numerous other risk factors, many beyond our control, that could cause our results to differ significantly from our plans, objectives and estimates. Some of these factors are described below. All forward-looking statements, by their very nature, including those in this MD&A, are subject to inherent risks and uncertainties, general and specific, which may cause the Bank's actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed below and others are noted on the Caution Regarding Forward-Looking Statements on page 11 of this MD&A.

INDUSTRY FACTORS

General Business and Economic Conditions in the Regions in Which We Conduct Business

The Bank operates in Canada, the U.S. and other countries. As a result, the Bank's earnings are significantly affected by the general business and economic conditions in the geographic regions in which it operates. These conditions include short-term and long-term interest rates, inflation, fluctuations in the debt and capital markets, exchange rates, the strength of the economy, threats of terrorism and the level of business conducted in a specific region. For example, in an economic downturn characterized by higher unemployment and lower family income, corporate earnings, business investment and consumer spending, the demand for our loan and other products would be adversely affected and the provision for credit losses would likely increase, resulting in lower earnings. Similarly, a natural disaster could result in a potential increase in claims which could adversely affect our results.

Currency Rates

Currency rate movements in Canada, the U.S. and other jurisdictions in which the Bank does business may have an adverse impact on the Bank's financial position as a result of foreign currency translation adjustments and on the Bank's future earnings. For example, the rising value of the Canadian dollar may negatively affect our investments and earnings in the U.S., including the Bank's investment in TD Banknorth Inc. and TD Ameritrade Holding Corporation. The rising Canadian dollar may also adversely affect the earnings of the Bank's small business, commercial and corporate clients in Canada.

Monetary Policy

The Bank's earnings are affected by the monetary policies of the Bank of Canada and the Federal Reserve System in the U.S. and other financial market developments. Changes in the supply of money and the general level of interest rates can impact the Bank's profitability. A change in the level of interest rates affects the interest spread between the Bank's deposits and loans and as a result impacts the Bank's net interest income. Changes in monetary policy and in the financial markets are beyond the Bank's control and difficult to predict or anticipate.

Level of Competition

The Bank's performance is impacted by the level of competition in the markets in which it operates. The Bank currently operates in a highly competitive industry. Customer retention can be influenced by many factors, such as the pricing of products or services, changes in customer service levels and changes in products or services offered.

Changes in Laws and Regulations, and Legal Proceedings

Changes to laws and regulations, including changes in their interpretation or implementation, could affect the Bank by limiting the products or services it can provide and increasing the ability of competitors to compete with its products and services. Also, the Bank's failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and damage the Bank's reputation. Judicial or regulatory judgments and legal proceedings against the Bank may also adversely affect its results.

Accuracy and Completeness of Information on Customers and Counterparties

In deciding whether to extend credit or enter into other transactions with customers and counterparties, the Bank may rely on information furnished by them, including financial statements and other financial information. The Bank may also rely on the representations of customers and counterparties as to the accuracy and completeness of that information. The Bank's financial condition and earnings could be negatively impacted to the extent it relies on financial statements that do not comply with GAAP, that are materially misleading, or that do not fairly present, in all material respects, the financial condition and results of operations of the customers and counterparties.

Accounting Policies and Methods Used by the Bank

The accounting policies and methods the Bank utilizes determine how the Bank reports its financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Such estimates and assumptions may require revisions, and changes to them may materially adversely affect the Bank's results of operations and financial condition.

BANK SPECIFIC FACTORS

New Products and Services to Maintain or Increase Market Share

The Bank's ability to maintain or increase its market share depends, in part, on its ability to adapt products and services to evolving industry standards. There is increasing pressure on financial services companies to provide products and services at lower prices. This can reduce the Bank's net interest income and revenues from fee-based products and services. In addition, the widespread adoption of new technologies could require the Bank to make substantial expenditures to modify or adapt existing products and services. The Bank might not be successful in introducing new products and services, achieving market acceptance of its products and services, and/or developing and maintaining loyal customers.

Acquisitions and Strategic Plans

The Bank regularly explores opportunities to acquire other financial services companies or parts of their businesses directly or indirectly through the acquisition strategies of its subsidiaries. The Bank's or a subsidiary's ability to successfully complete an acquisition is often subject to regulatory and shareholder approvals and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted. Acquisitions can affect future results depending on management's success in integrating the acquired business. If the Bank or its subsidiary encounters difficulty in integrating the acquired business, maintaining the appropriate level of governance over the acquired business or finding appropriate leadership within the acquired entity, this can prevent the Bank from realizing expected revenue increases, cost savings, increases in market share and other projected benefits from the acquisition. The Bank's financial performance is also influenced by its ability to execute strategic plans developed by management. If these strategic plans do not meet with success or there is a change in strategic plans, the Bank's earnings could grow more slowly or decline.

Ability to Attract and Retain Key Executives

The Bank's future performance depends to a large extent on its ability to attract and retain key executives. There is intense competition for the best people in the financial services sector. There is no assurance that the Bank will be able to continue to attract and retain key executives, employed by the Bank or an entity acquired by the Bank, although this is the goal of the Bank's management resources' policies and practices.

Business Infrastructure

Third parties provide key components of the Bank's business infrastructure such as Internet connections and network access. Given the high volume of transactions we process on a daily basis, certain errors may be repeated or compounded before they are discovered and successfully rectified. Despite the contingency plans we have in place, disruptions in Internet, network access or other voice or data communication services provided by these third parties could adversely affect the Bank's ability to deliver products and services to customers and otherwise conduct business.

RISK FACTORS AND MANAGEMENT

Managing Risk

EXECUTIVE SUMMARY

Financial services involves prudently taking risks in order to generate profitable growth. At the Bank, our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while putting significant emphasis on investing in our businesses to ensure we can meet our future growth objectives. Our businesses thoroughly examine the various risks to which they are exposed and assess the impact and likelihood of those risks. We respond by developing business and risk management strategies for our various business units taking into consideration the risks and business environment in which we operate.

WHAT ARE THE RISKS INVOLVED IN OUR BUSINESSES?

Through our businesses and operations, the Bank is exposed to a broad number of risks that have been identified and defined in our Enterprise Risk Framework. This framework forms the foundation for the setting of appropriate risk oversight processes and the consistent communication and reporting of key risks that could have an impact on the achievement of our business objectives and strategies.

THE ENTERPRISE RISK FRAMEWORK



Strategic Risk
Credit Risk
Market Risk
Operational Risk
Insurance Risk
Regulatory & Legal Risk
Reputational Risk
Liquidity Risk

As illustrated, the Enterprise Risk Framework sets out the major categories of risk to which we are exposed, and how they are interrelated.

WHO MANAGES RISK

We have a risk governance structure in place that assigns ownership of risk and outlines the accountabilities of directors, officers and employees involved in risk management. Our structure ensures that important information about risks flows up from the business units and oversight functions to the Senior Executive Team and the Board of Directors.

Board of Directors
- Provides oversight.

Risk Committee of the Board
- Approves risk management policies.
- Monitors management of risks.
- "Big Picture" analysis of risk trends

Senior Executive Team
- Monitors and evaluates risk.
- Identifies significant risks.
- Responsible for managing risk across the Bank.

Executive Committees
(See below)

Audit
- Provides independent assurance.

Compliance
- Provides independent review.

Risk Management
- Sets enterprise-level policies and standards that reflect the risk appetite of the Bank.
- Monitors and reports on enterprise-level risks.

Business Units
- Responsible for owning and managing risk.
- Set and implement policies consistent with enterprise-level policy.

Executive Committees

Business Performance Review Committee • Chaired by the President and Chief Executive Officer. • Reviews overall strategies and operating performance.	**Operational Risk Oversight Committee** • Chaired by the Chief Risk Officer.[1] • Responsible for the oversight of all operational risk management and legislative compliance activities of the Bank.	**Investment Committee** • Chaired by the Chief Risk Officer.[1] • Reviews the performance of all significant investments, including the Bank's own portfolio and client mandates, managed by internal and external portfolio managers.	**Asset/Liability Committee** • Chaired by the Chief Risk Officer.[2] • Responsible for the oversight of the Bank's non-trading market risk, consolidated liquidity and funding position and consolidated capital position including foreign exchange capital hedging.
Reputational Risk Committee • Chaired by the Chief Risk Officer.[3] • Reviews and approves reputational risk issues as well as complex structured product transactions, and establishes and monitors policy involving reputational risk.	**Disclosure Committee** • Chaired by the Executive Vice President and Chief Financial Officer. • Responsible for ensuring appropriate controls and procedures are in place to permit timely, reliable and compliant disclosure to regulators, shareholders and the market.	**Enterprise Committee** • Chaired by the President and Chief Executive Officer. • Responsible for coordinating enterprise-wide corporate functions and execution of merger and acquisition transactions.	**Domestic Shared Services Committee** • Chaired by the Vice Chair, Corporate Operations. • Responsible for effectively leveraging services shared by the Canadian-based businesses.

[1] Currently chaired by the Vice Chair, Corporate Operations, on an interim basis.
[2] Currently chaired by the Executive Vice President and Chief Financial Officer, on an interim basis.
[3] Currently chaired by the Executive Vice President and General Counsel, on an interim basis.

OUR RISK GOVERNANCE STRUCTURE ESTABLISHES THAT:

- The Board of Directors and its Risk Committee are responsible for overseeing the formation and nurturing by management of an effective risk management culture throughout the organization. Together, they set the Bank's appetite for risk through the regular review and approval of appropriate enterprise-level risk management policies.
- The Senior Executive Team of the Bank, chaired by the President and Chief Executive Officer is responsible for monitoring, evaluating and managing risk across the Bank as a whole.
- The President and Chief Executive Officer and the Chief Risk Officer, with the support of other members of the Senior Executive Team, are accountable for identifying significant risks and communicating them to the Board of Directors.
- Executive Committees provide enterprise-level oversight for key risks and exposures through the review and endorsement of risk management policies, strategies and control activities. The Executive Committees ensure there are sufficient and qualified risk management resources across the Bank to meet our risk management objectives. These committees meet regularly and hold special meetings where warranted.
- The corporate risk management function, headed by the Chief Risk Officer, is responsible for setting enterprise-level policies and practices that reflect the risk appetite of the Bank. Risk Management also monitors and reports on discrete business and enterprise-level risks that could have a significant impact on the Bank's well being. The Chief Risk Officer either chairs or is a member of the risk focused Executive Committees.
- On an interim basis, the responsibilities of the Chief Risk Officer are shared among certain senior members of the Risk Management team.
- The Audit and Compliance functions independently monitor and report to management and the Board of Directors on the effectiveness of risk management policies, procedures and internal controls.
- Each business unit owns and is accountable for managing risk within the business unit, and is responsible for escalating significant risk issues as appropriate. Business management and risk management professionals in each business unit ensure that policies, processes and internal controls are in place to manage not only the business but also the risks inherent in that business.

HOW WE MANAGE RISK

The Bank has a comprehensive and proactive risk management approach that combines the experience and specialized knowledge of individual business units, risk professionals and the corporate oversight functions. Our approach is designed to promote a strong risk management culture and ensure alignment to the Bank's strategic objectives. It includes:

- Maintaining appropriate enterprise-wide risk management policies and practices including guidelines, requirements and limits to ensure risks are managed to acceptable levels.
- Subjecting risk management policies to regular review and evaluation by the Executive Committees and review and approval by the Risk Committee of the Board.
- An integrated enterprise-wide risk monitoring and reporting process that communicates key elements of the Bank's risk profile, both quantitatively and qualitatively, to senior management and the Board of Directors.
- Maintaining risk measurement methodologies that support risk quantification, including Value-at-Risk analysis, scenario analysis and stress-testing.
- Annual self-assessments by significant business units and corporate oversight functions of their key risks and internal controls. Significant risk issues for the Bank are identified, escalated and monitored as needed.
- Supporting appropriate performance measurement that allocates risk-based economic capital to businesses and charges a cost against that capital.
- Actively monitoring internal and external risk events to assess whether our internal controls are effective.
- Independent and comprehensive reviews conducted by the Audit department of the quality of the internal control environment and compliance with established risk management policies and procedures.

HOW RISK IS MANAGED AT TD BANKNORTH

As a publicly traded company, TD Banknorth actively manages risk within its own governance structure according to the risks inherent in its business. The Bank maintains oversight of the governance and management of TD Banknorth risks in a number of ways. Two of the Bank's independent directors and the Chief Executive Officer are also members of TD Banknorth's Board. One of these independent directors is a member of its Board Risk Committee. Semi-annually, the Chief Risk Officer of TD Banknorth provides an overview of TD Banknorth's risk profile to the Bank's Risk Committee of the Board, and TD Banknorth risk reports are reviewed quarterly at the Bank's Risk Committee meetings.

At the management level, functions such as Risk Management, Compliance and Audit have established protocols that facilitate the exchange of information between the two companies. In particular, senior TD Banknorth Risk Management staff, including the Chief Risk Officer, meets regularly with their Bank Risk Management counterparts to discuss current and emerging risk issues. The Bank's Chief Auditor reviews all TD Banknorth audit reports and provides information on significant TD Banknorth audit and risk issues to the Bank's Audit Committee of the Board quarterly. The Bank's Chief Compliance Officer meets regularly with TD Banknorth's senior compliance staff to review key compliance issues, activities and reports. Additionally, TD Banknorth's asset/liability management activities are based on the Bank's models and measurement processes.

HOW RISK IS MANAGED AT TD AMERITRADE

Although the Bank does not have a controlling interest in TD Ameritrade, it does have oversight of the risk function through appropriate board and management governance and protocols.

The Bank appoints five of the twelve TD Ameritrade directors, and this number currently includes our Chief Executive Officer, Vice Chairman for Corporate Operations, and an independent Bank director. TD Ameritrade bylaws, which state that future Chief Executive Officer appointments require approval of two-thirds of the Board, ensure the selection of TD Ameritrade's Chief Executive Officers will require the support of TD. The directors we appoint participate in a number of TD Ameritrade Board committees, including chairing the Audit and the Compensation Committees.

Management's oversight processes and protocols are aligned to coordinate necessary inter company information flow. In addition to regular communication at the Chief Executive Officer level, monthly operating reviews of TD Ameritrade permit the Bank to examine and discuss their operating results and key risks. As well, certain functions, such as Internal Audit, Finance and Compliance, have relationship protocols that allow for the sharing of information on risk and control issues. Quarterly reports to our Audit Committee and Risk Committee include comments on any significant audit and risk issues at TD Ameritrade.

The following pages describe the key risks the Bank faces and how they are managed.

Strategic Risk

Strategic risk is the potential for loss arising from ineffective business strategies, the absence of integrated business strategies, the inability to implement those strategies, and the inability to adapt the strategies to changes in the business environment.

The most significant strategic risks faced by the Bank are monitored, assessed, managed and mitigated by senior management, with oversight by the Board.

WHO MANAGES STRATEGIC RISK

The Senior Executive Team manages the Bank's strategic risk. The Senior Executive Team is composed of the most senior executives of the Bank, representing every significant business and corporate oversight function.

The Bank's overall strategy is established by the President and Chief Executive Officer and the Senior Executive Team, in consultation with and subject to approval by the Board of Directors. In addition, the Enterprise Committee is responsible for the execution of merger and acquisition transactions. Each executive who manages a significant business or function is responsible for managing strategies within that area, and for ensuring that they are aligned with the Bank's overall strategy. They are also accountable to the President and Chief Executive Officer and the Senior Executive Team for monitoring, managing and reporting on business risks inherent in their respective strategies.

The President and Chief Executive Officer reports to the Board on the implementation of Bank strategies, identifying business risks within those strategies and how they are managed.

HOW WE MANAGE STRATEGIC RISK

The strategies and operating performance of the Bank's significant business units and corporate oversight functions are reviewed by the Senior Executive Team in business performance review sessions. The frequency with which strategies are reviewed in these sessions depends on the risk profile and the magnitude of the business or function concerned.

Credit Risk

Credit risk is the potential for financial loss if a borrower or counterparty in a transaction fails to meet its obligations.

Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit or transaction that involves settlements between the Bank and other parties or financial institutions – such as derivative transactions and securities inventories – exposes the Bank to some degree of credit risk. For this reason, we lend exclusively on a relationship basis, and we manage all of our businesses in a disciplined and conservative manner, with a strict focus on economic returns for all client relationships.

Our primary objective is to create a thorough, transparent and methodological approach to credit risk in order to better understand, select and dynamically manage our exposures to deliver reduced earnings volatility.

Our strategy is to ensure strong central oversight of credit risk in each business, reinforcing a culture of accountability, independence and balance.

WHO MANAGES CREDIT RISK

The responsibility for credit risk management is enterprise-wide in scope. A strong risk management culture has been integrated into the daily routines, decision making and strategy setting of the businesses within the Bank. Understanding and managing credit risk is the responsibility of each and every business.

Credit risk control functions are integrated into the businesses to reinforce ownership of credit risk, but report jointly to the business head and Risk Management to ensure objectivity and accountability. These groups are primarily responsible for adjudication, subject to compliance with established policies, exposure guidelines and discretionary limits, and adherence to established standards of credit assessment.

Independent oversight of credit risk is provided by Risk Management, through the development of centralized policies to govern and control portfolio risks and more product specific policies as required.

The Risk Committee of the Board ultimately oversees the management of credit risk and approves all major credit risk policies of the Bank.

HOW WE MANAGE CREDIT RISK

Credit Risk is managed through a centralized infrastructure based on:

- The centralized approval, by Risk Management, of all credit risk policies and the discretionary limits of officers throughout the Bank for extending lines of credit.
- The establishment of guidelines to monitor and limit concentrations in the portfolios in accordance with the Board-approved, enterprise-wide policies governing country risk, industry risk and group exposures.
- The development and implementation of models and policies for establishing Borrower and Facility Risk Ratings to quantify the level of risk and facilitate its management in our Commercial Banking and Wholesale Banking businesses.

These models are reviewed on a regular basis to ensure ongoing appropriateness, accuracy and validity.

- Implementation of dynamic management processes to monitor country, industry and counterparty risk ratings which include daily, monthly and quarterly review requirements of larger credit exposures.
- Approval of the scoring techniques and standards used in extending personal credit.

COUNTRY RISK

Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, trade-related finance, as well as repatriation of the Bank's capital in that country. The Bank currently has counterparty exposure in 63 countries with the majority of the exposure in North America. Country risk ratings are based on approved risk rating models and expert judgment and are used to establish country exposure guidelines covering all aspects of credit exposure, across all businesses. Country risk ratings are dynamically managed and subject to a detailed review on at least an annual basis.

INDUSTRY RISK

As part of our credit risk strategy, we establish industry and group limits for credit exposure against specific industry sectors. A systematic approach is used to limit industry concentrations and ensure diversification of the Bank's loan portfolio. Industry exposure guidelines are a key element of this process as they limit exposure based on an internal risk rating score. The rating is determined through the use of our industry risk rating model and detailed industry analysis.

If several industry segments are affected by common risk factors, we assign a single exposure guideline to them. In addition, for each industry, Risk Management assigns a concentration limit, which is a percentage of the Bank's total wholesale and commercial exposure. We regularly review industry risk ratings to ensure that they properly reflect the risk of the industry.

COUNTERPARTY RISK

Through the use of segment specific models and expert judgement, the Bank assigns each borrower a Borrower Risk Rating which reflects the probability of default of the borrower. The Borrower Risk Rating determines the amount of credit exposure the Bank is prepared to take to the borrower. In addition, using a model-based approach, each credit facility extended to a borrower is assigned a Facility Risk Rating to reflect the expected loan recovery rates by assessing the collateral and/or asset values supporting the facility.

For accounts where exposures include derivatives, we use master netting agreements and/or collateral whenever possible to reduce our exposures.

We use a risk-adjusted return on capital model to assess the return on credit relationships according to the structure and maturity of the loans and the internal ratings of the borrowers involved. We review the established risk ratings and return on capital for each borrower at least once every year.

CREDIT DERIVATIVES

We use credit derivatives to mitigate credit risk in our portfolio. Credit derivatives allow the Bank to transfer risk associated with an underlying asset to another obligor in a synthetic transaction. The obligor is paid a fee to take on this credit risk while the Bank retains the underlying credit asset.

Credit default protection is generally only purchased from strong investment grade counterparties. When terms of the protection match the terms of the underlying asset, the notional exposure of the underlying credit facility is reduced by the notional amount of the protection.

PERSONAL CREDIT

The personal credit portfolios are large segments, which include residential mortgages, unsecured loans, credit card receivables, and small business credits. These portfolios are made up of a large number of relatively small accounts. Thus, credit risk is evaluated most efficiently through statistically-derived analytical models and decision strategies. Requests for personal credit are processed using automated credit scoring systems or, for larger and more complex transactions, are directed to underwriters in regional credit centres who operate within clear authority limits. Once retail credits are funded they are continually monitored with quantitative customer management programs to identify changes in risk and provide opportunities that increase risk-adjusted performance. The centralized quantitative review of personal credit has resulted in well-balanced portfolios with predictable risk performance.

Consistent with its strategy of efficient quantitative evaluation of personal credit, the Bank channels a large portion of its technology investment in the platform for retail applications, loan fulfillment, and customer account management. This ongoing investment not only improves the Bank's ability to manage retail credit losses within predictable ranges, it also strengthens the control environment that reduces the potential for operational errors. The infrastructure investment also provides more complete, timely and accurate management information, permitting measurable improvement in the management of credit risk. Thus, the Bank's personal credit strategy is to leverage the disciplined management of the personal credit portfolio with state-of-the-art systems, methods and processes.

CLASSIFIED RISK/IMPAIRED LOANS

Classified risk refers to loans and other credit exposures that pose a higher than normal credit risk. A loan is considered impaired when, in management's opinion, we can no longer be reasonably assured that we will be able to collect the full amount of principal and interest when due.

We establish specific allowances for impaired loans when a loss is likely or when the estimated value of the loan is less than its recorded value, based on discounting expected future cash flows. Allowances for personal credit portfolios are based on delinquency and type of security.

See the Credit Portfolio Quality section on pages 44 to 50.

Market Risk

Market risk is the potential for loss from changes in the value of financial instruments. The value of a financial instrument can be affected by changes in interest rates, foreign exchange rates, equity and commodity prices and credit spreads.

We are exposed to market risk in our trading and investment portfolios, as well as through our non-trading activities. In our trading and investment portfolios we are active participants in the market, seeking to realize returns for the Bank through careful management of our positions and inventories. In our non-trading activities we are exposed to market risk through the transactions that our customers execute with us.

MARKET RISK IN TRADING ACTIVITIES

The four main trading activities that expose us to market risk are:

- Market making: We provide markets for a large number of securities and other traded products. We keep an inventory of these securities to buy from and sell to investors, profiting from the spread between bid and ask prices. Profitability is driven by trading volumes.
- Sales: We provide a wide variety of financial products to meet the needs of our clients, earning money on these products from mark ups and commissions. Profitability is driven by sales volumes.

- Arbitrage: We take positions in certain markets or products and offset the risk in other markets or products. Our knowledge of various markets and products and how they relate to one another allows us to identify and benefit from pricing anomalies.
- Positioning: We aim to make profits by taking positions in certain financial markets in anticipation of changes in those markets. This is the riskiest of our trading activities and we use it selectively.

WHO MANAGES MARKET RISK IN TRADING ACTIVITIES

Primary responsibility for managing market risk lies with Wholesale Banking, with oversight from Trading Risk Management within Risk Management.

The Market Risk and Capital Committee is chaired by the Senior Vice President, Trading Risk Management and includes members of senior management from Wholesale Banking and Audit. They meet regularly to conduct a review of the market risk profile of our trading businesses, approve changes to risk policies, review underwriting inventories, and review the usage of capital and assets in Wholesale Banking.

The Risk Committee of the Board oversees the management of market risk and periodically approves all major market risk policies.

HOW WE MANAGE MARKET RISK IN TRADING ACTIVITIES

Managing market risk is a key part of our business planning process. We begin new trading operations or expand existing ones only if the risk has been thoroughly assessed and is judged to be within our risk tolerance and business expertise, and if the appropriate infrastructure is in place to monitor, control and manage the risk.

Trading Limits

We set trading limits that are consistent with the approved business plan for each business and our tolerance for the market risk of that business. In setting limits we take into account market volatility, market liquidity, trader experience and business strategy. Limits are prescribed at the desk level, portfolio level, business line level and in Wholesale Banking in aggregate.

Our primary trading limits are sensitivity and specialized limits, such as notional limits, credit spread limits, yield curve shift limits, price and volatility shift limits. A variety of other limits are also reviewed.

Another primary measure of trading limits is Value-at-Risk (VaR). VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time. We use VaR to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities.

At the end of each day, risk positions are compared with risk limits and all instances where trading limits have been exceeded are reported. Any excesses are escalated and managed according to market risk policies and procedures. For selected high-impact excesses, there is an immediate escalation process to the Chief Risk Officer.

Calculating VaR

We estimate VaR by creating a distribution of potential changes in the market value of the current portfolio. We value the current portfolio using the most recent 251 trading days of market price and rate changes. VaR is then computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.

The graph below discloses daily VaR usage.[1]

Value-at-Risk
(millions of Canadian dollars)


0
VaR (General)
-5
-10
-15
-20
Nov 1/05
Dec 1/05
Jan 1/06
Feb 1/06
Mar 1/06
Apr 1/06
May 2/06
Jun 1/06
Jul 1/06
Aug 1/06
Sept 1/06
Oct 3/06
Oct 31/06

[1] *VaR data excludes TD Ameritrade.*

TABLE 35 VALUE-AT-RISK

For the years ended October 31				2006				2005
(millions of Canadian dollars)	**Year-end**	**Average**	**High**	**Low**	Year-end	Average	High	Low
Interest rate risk	**$(4.0)**	**$(8.2)**	**$(14.0)**	**$(3.5)**	$ (7.3)	$(8.2)	$(13.7)	$(5.2)
Equity risk	**(6.0)**	**(5.6)**	**(10.8)**	**(3.3)**	(5.5)	(5.6)	(10.0)	(3.6)
Foreign exchange risk	**(1.2)**	**(2.1)**	**(4.4)**	**(0.5)**	(1.9)	(2.8)	(6.2)	(0.9)
Commodity risk	**(1.0)**	**(1.3)**	**(4.2)**	**(0.4)**	(0.8)	(1.0)	(2.8)	(0.4)
Diversification effect[1]	**5.0**	**7.3**	**n/m[2]**	**n/m[2]**	4.8	8.1	n/m[2]	n/m[2]
General Market Value-at-Risk	**$(7.2)**	**$(9.9)**	**$(14.8)**	**$(6.2)**	$(10.7)	$(9.5)	$(15.8)	$(5.9)

[1] The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification effect.

[2] Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stress Testing

Our trading business is subject to an overall global stress test limit. As well, each global business has a stress test limit, and each broad risk class has an overall stress test limit. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences or introduce large but plausible moves in key market risk factors.

Stress tests are produced and reviewed regularly with the Chief Risk Officer, and with the Market Risk and Capital Committee.

MARKET RISK IN INVESTMENT ACTIVITIES

We are also exposed to market risk in the Bank's own investment portfolio and in the merchant banking business. Risks are managed through a variety of processes, including identification of our specific risks and determining their potential impact. Policies and procedures are established to monitor, measure and mitigate those risks.

WHO MANAGES RISK IN INVESTMENT ACTIVITIES

The Risk Committee of the Board reviews and approves the investment policies and limits for the Bank's own portfolio and for the merchant banking business. The Investment Committee regularly reviews the performance of the Bank's investments and assesses the success of the portfolio managers.

HOW WE MANAGE RISK IN INVESTMENT ACTIVITIES

We use advanced systems and measurement tools to manage portfolio risk. Risk intelligence is embedded in the investment decision-making process by integrating performance targets, risk/return tradeoffs and quantified risk tolerances. Analysis of returns identifies performance drivers such as sector and security exposures, as well as the impact of certain processes such as the execution of trades.

MARKET RISK IN NON-TRADING BANKING TRANSACTIONS

We are exposed to market risk when we enter into non-trading banking transactions with our customers. These transactions primarily include deposit taking and lending, which are also referred to as "asset and liability" positions.

Asset/Liability Management

Asset/liability management deals with managing the market risks of our traditional banking activities. Market risks primarily include interest rate risk and foreign exchange risk.

WHO IS RESPONSIBLE FOR ASSET/LIABILITY MANAGEMENT

The Treasury and Balance Sheet Management department measures and manages the market risks of our non trading banking activities, with oversight from the Asset/Liability Committee, which includes the Executive Vice President and Chief Financial Officer as well as other senior executives, and is chaired by the Chief Risk Officer (currently, it is chaired by the Chief Financial Officer on an interim basis). The Risk Committee of the Board periodically reviews and approves all asset liability management market risk policies and compliance with approved risk limits.

HOW WE MANAGE OUR ASSET AND LIABILITY POSITIONS

When Bank products are issued, risks are measured using a fully hedged option-adjusted transfer-pricing framework that allows treasury and balance sheet management to measure and manage product risk within a target risk profile. The framework also ensures that business units engage in risk-taking activities only if they are productive.

Managing Interest Rate Risk

Interest rate risk is the impact that changes in interest rates could have on the Bank's margins, earnings and economic value. The objective of interest rate risk management is to ensure that earnings are stable and predictable over time. To this end, the Bank has adopted a disciplined hedging approach to managing the net income contribution from its asset and liability positions including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:

- Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value.
- Measuring the contribution of each Bank product on a risk-adjusted, fully-hedged basis, including the impact of financial options, such as mortgage commitments, that are granted to customers.
- Developing and implementing strategies to stabilize net income from all personal and commercial banking products.

We are exposed to interest rate risk when asset and liability principal and interest cash flows have different payment or maturity dates. These are called "mismatched positions." An interest-sensitive asset or liability is repriced when interest rates change or when there is cash flow from final maturity, normal amortization, or when customers exercise prepayment, conversion or redemption options offered for the specific product.

Our exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise options such as prepaying a loan before its maturity date.

Interest rate risk is measured using various interest rate "shock" scenarios to estimate the impact of changes in interest rates on both the Bank's annual Earnings at Risk (EaR) and Economic Value at Risk (EVaR). EaR is defined as the change in the Bank's annual net interest income from a 100-basis-point unfavourable interest-rate shock due to mismatched cash flows. EVaR is defined as the difference in the change in the present value of the Bank's asset portfolio and the change in the present value of the Bank's liability portfolio, including off-balance-sheet instruments, resulting from a 100-basis-point unfavourable interest-rate shock.

Valuations of all asset and liability positions, as well as off-balance-sheet exposures, are performed regularly. Our objectives are to protect the present value of the margin booked at the time of inception for fixed rate assets and liabilities, and to reduce the volatility of net interest income over time.

The interest rate risk exposures from instruments with closed (non-optioned) fixed rate cash flows are measured and managed separately from embedded product options. Projected future cash flows include the impact of modeled exposures for:

- An assumed maturity profile for the Bank's core deposit portfolio.
- The Bank's targeted investment profile on its net equity position.
- Liquidation assumptions on mortgages other than from embedded pre-payment options.

The objective of portfolio management within the closed book is to eliminate cash flow mismatches, thereby reducing the volatility of net interest income.

Product options, whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits, expose the Bank to a significant financial risk.

Our exposure from freestanding mortgage rate commitment options is modelled based on an expected funding ratio derived from historical experience. We model our exposure to written options embedded in other products, such as the rights to prepay or redeem, based on analysis of rational customer behaviour. We also model an exposure to declining interest rates resulting in margin compression on certain interest rate-sensitive demand deposit accounts. Product option exposures are managed by purchasing options or through a dynamic hedging process designed to replicate the payoff on a purchased option.

The following graph shows our interest rate risk exposure (EVaR) on all instruments within the financial position, i.e. the closed (non-optioned) instruments plus product options. In 2006, the portfolio was most sensitive to an immediate and sustained 100-basis point decrease in rates. Had this occurred, the economic value of shareholders' equity would have decreased by $51 million, after tax. In contrast, the portfolio in 2005 was more sensitive to a 100-basis point increase in rates, which would have caused an after-tax decrease of $36 million. During the year ending October 31, 2006, the EVaR for the total portfolio ranged from $24 to $53 million.The current exposure represents a small proportion of Board approved limits and represents a closely-hedged portfolio based on product assumptions.

All instruments portfolio
Economic Value at Risk After Tax – Oct 31, 2006 and Oct 31, 2005
(millions of Canadian dollars)



$40
0
-40
-80
-120
-160
Change in present value
2006
2005
2005: -36 million
2006: -51 million
-2.0
-1.5
-1
-0.5
0
0.5
1.0
1.5
2.0
Rate shift %

Excludes TD Banknorth, includes TD Bank USA (as of Sept. 30, 2006)

For the Earnings at Risk measure (not shown on the graph), a 100-basis point decrease in rates on October 31, 2006 would have reduced pre-tax net income by $0.5 million in the next 12 months. In 2005, the Bank was also most exposed to a decrease in rates, which would have reduced pre-tax income by $15 million.

Managing Non-trading Foreign Exchange Risk
Foreign exchange risk refers to losses that could result from changes in foreign currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.

We are exposed to non-trading foreign exchange risk from our investments in foreign operations, and when our foreign currency assets are greater or less than our liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact the Bank's reported net income and equity, and also the Bank's capital ratios. Our objective is to minimize these impacts.

Minimizing the impact of an adverse foreign exchange rate change on reported equity will cause some variability in capital ratios, due to the amount of RWA that are denominated in a foreign currency. If the Canadian dollar weakens, the Canadian-dollar equivalent of the Bank's RWA in a foreign currency increases, thereby increasing the Bank's capital requirement. For this reason, the foreign exchange risk arising from the Bank's net investments in foreign operations is hedged to the point where capital ratios change by no more than a tolerable amount for a given change in foreign exchange rates. The tolerable amount increases as the Bank's capital ratio increases.

WHY PRODUCT MARGINS FLUCTUATE OVER TIME
As explained above, the Bank's approach to asset/liability management locks in margins on fixed rate loans and deposits as they are booked. It also mitigates the impact of an instantaneous interest-rate shock on the level of net interest income to be earned over time as a result of cash flow mismatches and the exercise of embedded options. Despite this approach, however, the margin on average earning assets can change over time for the following reasons:

- Margins earned on new and renewing fixed-rate products relative to the margin previously earned on matured products will affect the existing portfolio margin.
- The weighted-average margin on average earning assets will shift due to changes in the mix of business.
- Changes in the prime-Bankers' Acceptances basis and the lag in changing product prices in response to changes in wholesale rates may have an impact on margins earned.
- The general level of interest rates will impact the return the Bank generates on its modeled maturity profile for core deposits and the investment profile for its net equity position as it evolves over time. The general level of interest rates is also a key driver of some modeled option exposures, and will affect the cost of hedging such exposures.

The Bank's approach tends to moderate the impact of these factors over time, resulting in a more stable and predictable earnings stream.

Net interest income simulation modeling is employed to assess the level and changes in net interest income to be earned over time under various interest rate scenarios. It also includes the impact of projected product volume growth, new margin and product mix assumptions.

Liquidity Risk

Liquidity risk is the risk that we cannot meet a demand for cash or fund our obligations as they come due. Demand for cash can arise from withdrawals of deposits, debt maturities and commitments to provide credit. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

The Bank must always ensure that it has access to enough readily available funds to cover its financial obligations as they come due and to sustain and grow its assets and operations both under normal and stress conditions. In the unlikely event of a funding disruption, the Bank needs to be able to continue to function without being forced to sell too many of its assets. The process that ensures adequate access to funds is known as the management of liquidity risk.

WHO MANAGES LIQUIDITY RISK
The Asset/Liability Committee oversees the Bank's liquidity risk management program. It ensures that an effective management structure is in place to properly measure and manage liquidity risk. In addition, a Global Liquidity Forum, comprising senior management from Finance, Treasury and Balance Sheet Management, Risk Management and Wholesale Banking, identifies and monitors our liquidity risks. When necessary, the Forum recommends actions to the Asset/Liability Committee to maintain our liquidity position within limits in both normal and stress conditions.

[2, 3] EVAR and EAR information excludes the impact of TD Banknorth exposures.

The Bank has one global liquidity risk policy, but the major operating areas measure and manage liquidity risks as follows:

- The Treasury and Balance Sheet Management department is responsible for consolidating and reporting the Bank's global liquidity risk position and for managing the Canadian Personal and Commercial Banking liquidity position.
- Wholesale Banking is responsible for managing the liquidity risks inherent in the wholesale banking portfolios.
- TD Bank USA is responsible for managing its liquidity position.
- Each area must comply with the Global Liquidity Risk Management policy that is periodically reviewed and approved by the Risk Committee of the Board.

HOW WE MANAGE LIQUIDITY RISK

The Bank's overall liquidity requirement is defined as the amount of liquidity required to fund expected cash outflows as well as a prudent liquidity reserve to fund potential cash outflows in the event of a disruption in the capital markets or other event that could affect our access to liquidity. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.

We measure liquidity requirements using a conservative base case scenario to define the amount of liquidity that must be held at all times for a specified minimum period. This scenario provides coverage for 100% of our unsecured wholesale debt coming due, as well as other potential deposit run-off and related liabilities. We also use an extended liquidity coverage test to ensure that we can fund our operations on a fully collateralized basis for a period up to one year.

We meet liquidity requirements by holding assets that can be readily converted into cash, and by managing our cash flows. To qualify for liquidity purposes, assets must be currently marketable, of sufficient credit quality and available for sale. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets needed for collateral purposes or those that are similarly unavailable are not included for liquidity purposes.

While each of our major operations has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on a global basis to ensure consistent and efficient management of liquidity risk across all of our operations. On October 31, 2006 our consolidated surplus liquid asset position up to 90 days was $18.8 billion, compared with a surplus liquid asset position of $23.6 billion on October 31, 2005. Our surplus liquid asset position is the Bank's total liquid assets less the Bank's unsecured wholesale funding requirements, potential non-wholesale deposit run-off and contingent liabilities coming due in 90 days.

If a liquidity crisis were to occur, we have contingency plans in place to ensure that we can meet all our obligations as they come due.

FUNDING

The Bank has a large base of stable retail and commercial deposits, making up over 63% of our total funding. In addition, we have an active wholesale funding program to provide access to widely diversified funding sources, including asset securitization. The Bank's wholesale funding is diversified geographically, by currency and by distribution network. We maintain limits on the amounts of deposits that we can hold from any one depositor so that we do not overly rely on one or a small group of customers as a source of funding. We also limit the amount of wholesale funding that can mature in a given time period.

In 2006, the Bank securitized and sold $3.0 billion of mortgages and $3.5 billion of lines of credit. In addition, the Bank issued $3.7 billion of other medium and long-term funding, $2.3 billion of subordinated debt and $0.4 billion of preferred shares.

Insurance Risk

Insurance risk is the risk of loss due to actual insurance claims exceeding the insurance claims expected in product pricing. This risk can arise due to improper estimation or selection of the underlying risks, poor product design, extreme or catastrophic events, as well as the inherent randomness associated with the risks insured.

Insurance by nature involves the distribution of products that transfer individual risks with the expectation of a return built into the insurance premiums earned. We are exposed to insurance risk in our property and casualty insurance business and our life and health insurance and reinsurance businesses.

WHO MANAGES INSURANCE RISK

Primary responsibility for managing insurance risk lies with senior management within the insurance business units, with oversight from Risk Management. The Audit Committee of the Board of Directors acts as the Audit and Conduct Review Committee for the Canadian insurance company subsidiaries. The insurance company subsidiaries also have their own separate boards of directors, as well as independent appointed Actuaries, that provide additional risk management oversight.

HOW WE MANAGE INSURANCE RISK

We maintain a number of policies and practices to manage insurance risk. Sound product design is an essential element. The vast majority of risks insured are short-term in nature, i.e. they do not involve long term pricing guarantees. Geographic diversification and product line diversification are important elements, as well. Reinsurance protection is purchased to further minimize exposure to fluctuations in claims, notably the exposure to natural catastrophes in the property and casualty insurance business. We also manage risk through effective underwriting and claim adjudication practices, ongoing monitoring of experience, and stress testing scenario analysis.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

Operating a complex financial institution exposes our businesses to a broad range of operational risks, including: failed transaction processing and documentation errors, fiduciary and information breaches, technology failures, business disruption, theft and fraud, workplace safety and damage to physical assets originating from internal or outsourced business activities. The impact can result in financial loss, reputational harm or regulatory censure and penalties.

Managing operational risk is imperative and essential to creating and sustaining shareholder value, operating efficiently and providing reliable, secure and convenient access to financial services. This involves ensuring the Bank maintains an effective operational risk management framework of policies, processes, resources and internal controls for managing operational risk to acceptable levels.

WHO MANAGES OPERATIONAL RISK

Risk Management is responsible for the design and maintenance of the Bank's overall operational risk management framework that sets out the enterprise level governance processes, policies and practices to identify, assess, report, mitigate and control operational risk. Risk Management facilitates appropriate monitoring and reporting of the Bank's operational risk exposures to senior management, the Operational Risk Oversight Committee and the Risk Committee of the Board.

The Bank also maintains specialist groups who focus exclusively on managing specific operational risk exposures that require targeted mitigation activities. These areas are responsible for setting enterprise-level policies and maintaining appropriate oversight in particular areas such as business continuity, outsourcing management, technology risk management and information security.

The senior management of individual business units have primary accountability for the ongoing management of operational risk in accordance with the Bank's operational risk management policies. Each business unit and corporate area has an independent risk management function that implements the operational risk management framework consistent with the nature and scope of the operational risks to which the area is exposed. Each business unit has a Risk Management Committee comprising the senior executives in the unit, providing oversight on operational risk management issues and initiatives.

HOW WE MANAGE *OPERATIONAL RISK*

Through the operational risk management framework, the Bank maintains a system of comprehensive policies, processes and methodologies to manage operational risk to acceptable levels and emphasize proactive management practices. Key operational risk management practices include:

Risk and Control Self-Assessment

Internal control serves as one of the primary lines of defense in safeguarding the Bank's employees, customers, assets, information and preventing and detecting errors and fraud. The Risk and Control Self-Assessment is a process adopted by each of our businesses to proactively identify key operational risks to which they are exposed and assess whether there are appropriate internal controls in place to mitigate these risks. Management also uses the results of this process to ensure their businesses maintain effective internal controls in compliance with the Bank's policies.

Operational Risk Event Monitoring

Operational risk event monitoring is important to maintain our awareness of the risks we encounter and to assist management in taking constructive action to reduce our exposure to future losses. The Bank uses a centralized reporting system to monitor and report on internal and external operational risk events. This event data is analyzed to determine trends for benchmarking, and to gain an understanding of the types of risks our businesses and the Bank as a whole face.

Risk Reporting

Risk Management, in partnership with business management, facilitates regular reporting of risk-related metrics up to senior management and the Board of Directors that provides transparent indicators regarding the level and direction of risk throughout the Bank. Significant operational risk issues and action plans are systematically tracked and reported to ensure management accountability and attention is maintained.

Insurance

Risk Management actively manages a broad portfolio of insurance and other risk financing instruments to provide additional protection from loss. Risk Management assesses the type and level of corporate and third-party insurance coverage that is required to ensure it meets our tolerance for risk and statutory requirements. This includes conducting in-depth risk and financial analysis and identifying opportunities to transfer our risk where appropriate.

Technology and Information

Managing the operational risk exposures related to our use of technology and information is of significant importance to the Bank. Technology and information is used in virtually all aspects of our business and operations including creating and supporting new markets, competitive products and delivery channels. Technology and information risk exposures associated with the operational integrity and security of our information, systems and infrastructure are actively managed through the implementation of enterprise-level technology risk and information security management programs that are patterned on industry best practices and the Bank's operational risk management framework. These management programs include robust threat and vulnerability assessments, security and disciplined change management practices.

Business Continuity Management

Business Continuity Management is a vital and integral part of the Bank's operational risk management framework. It includes maintaining enterprise-wide business continuity management practices, which allows the executive and senior management to continue to manage and operate their business under adverse conditions, by the execution of resilient strategies, recovery objectives, business continuity and crisis management plans and communication protocols. All areas of the Bank maintain and regularly test business continuity plans to address the loss or failure of any component on which critical functions depend.

Outsourcing Management

Outsourcing is any arrangement where a service provider performs a business activity, function or process on behalf of the Bank, that a bank could normally be expected to perform itself. Outsourcing business activities are beneficial to the Bank by providing access to leading technology, specialized expertise, economies of scale and operational efficiencies. While these arrangements bring benefits to our businesses and customers, we recognize that there are attendant risks that need to be managed. To minimize our exposure to risks related to outsourcing, we maintain an enterprise-level outsourcing risk management program that includes specifying minimum standards for due diligence and ongoing monitoring of service providers, according to significance of the particular outsourcing arrangement.

Regulatory and Legal Risk

Regulatory risk is the risk of non-compliance with applicable legislation, regulation and regulatory directives. Legal risk is the risk of non-compliance with legal requirements, including the effectiveness of preventing and handling litigation.

Financial services is one of the most closely regulated industries, and the management of a financial services business, such as ours, is expected to meet high standards in all business dealings and transactions. As a result, we are exposed to regulatory risk in virtually all of our activities. The Bank and its subsidiaries are also involved in various legal actions in the ordinary course of business, many of which are loan-related. Failure to meet regulatory requirements not only poses a risk of regulatory censure or penalty, and may lead to litigation, but also puts the reputation of the Bank as a whole at risk. Financial penalties, judicial or regulatory judgments and other costs associated with legal proceedings may also adversely affect the earnings of the Bank.

Regulatory and legal risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return. It occurs as part of the normal course of operating our businesses.

WHO MANAGES REGULATORY AND LEGAL RISK

Proactive management of regulatory risk is carried out primarily through an enterprise-wide regulatory risk management framework called the "Legislative Compliance Management Framework" (LCM). The Compliance department is responsible for the LCM. Under the LCM, business unit management is responsible for managing day-to-day regulatory risk. They are required to demonstrate compliance with all regulatory requirements, and they receive advice and assistance from the corporate oversight functions, including Legal, Compliance and Audit.

Internal and external counsel also work closely with the business units in daily operations to identify areas of potential legal risk, to draft and negotiate legal agreements to manage those risks, to provide advice on the performance of legal obligations under agreements, and to manage litigation to which the Bank and its subsidiaries are a party.

HOW WE MANAGE REGULATORY AND LEGAL RISK

Business units manage day-to-day regulatory and legal risk primarily by setting the appropriate tone at the top with respect to compliance, establishing and maintaining appropriate policies and procedures, and monitoring for compliance. The corporate oversight functions also promote a compliance culture within the Bank by:

- Communicating regulatory requirements and emerging compliance risks to each business unit.
- Ensuring that business units have appropriate policies and procedures in place and that staff are trained to meet regulatory requirements, as well as the effectiveness of internal controls.
- Independently monitoring and testing the business units for adherence to the policies, procedures and requirements, as well as the effectiveness of internal controls.
- Tracking, escalating and reporting significant issues and findings to senior management and the Board.

Compliance with regulatory requirements is also documented through a formal business unit management certification process. In addition to ongoing monitoring and review processes, Canadian business units annually review regulatory requirements relating to the unit's governing legislation and update their risk assessments and the controls that they have in place to mitigate those risks. The higher the risk, the more rigorous the control process must be to minimize the risk of non-compliance. Their assessments are also reviewed by the Compliance department to evaluate the effectiveness of the business unit controls. Once the annual review process is completed, senior management of the business unit certify in writing whether they are in compliance with applicable regulatory requirements, or whether any gaps or weaknesses exist – in which case an action plan must be established and implemented to remedy the gap or weakness.

While it is not possible to completely eliminate legal risk, the legal function strives to ensure that the business units understand the potential risks, and actively seek to manage them in order to reduce the Bank's exposure. In addition, legal risk associated with the handling of litigation is managed by:

- Use of appropriate experts and external counsel.
- Regular review of matters by the Legal department with the business involved and others as needed.
- With respect to the effect of litigation on the Bank's financial condition and related reporting, quarterly review of matters by the Legal department and General Counsel with the Finance department and other areas of management, the shareholders' auditors and, if material, the Audit Committee.

Reputational Risk

Reputational risk is the potential that negative publicity, whether true or not regarding an institution's business practices, actions or inactions, will or may cause a decline in the institution's value, liquidity or customer base.

A company's reputation is a valuable business asset in its own right, essential to optimizing shareholder value and, as such, is constantly at risk. Reputational risk cannot be managed in isolation from other forms of risks, since all risks can have an impact on reputation, which in turn can impact the brand, earnings and capital. Credit, market, operational, insurance, liquidity, regulatory and legal risks must all be managed effectively in order to safeguard the Bank's reputation.

As business practices evolve to address new operating environments with respect to reputational risk, we, like others in our industry, have strengthened our focus in this area. We have an enterprise-wide reputational risk management policy, approved by the Risk Committee of the Board, which establishes a framework under which each business unit identifies reputational issues, which are then considered at the appropriate committees including the Reputational Risk Committee. In our wholesale business, we also have defined and documented a process to approve structured transactions. The process involves committees with representation from the businesses and control functions, and includes consideration of all aspects of a new Structured Product, including reputational risk.

WHO MANAGES REPUTATIONAL RISK

Ultimate responsibility for the Bank's reputation lies with the Senior Executive Team and the executive committees that examine reputational risk as part of their ongoing mandate. However, every employee and representative of the Bank has a responsibility to contribute in a positive way to the Bank's reputation. This means ensuring that ethical practices are followed at all times, that interactions with our stakeholders are positive and that the Bank complies with applicable policies, legislation and regulations. Reputational risk is most effectively managed when every individual works continuously to protect and enhance the Bank's reputation.

Basel II

Basel II is a new framework developed in 2004 by the Basel Committee on Banking Supervision. The goal of the framework is to improve the consistency of capital requirements internationally, make regulatory capital more risk sensitive, and promote improved risk management practices for internationally active banking organizations. The Bank has dedicated qualified resources on this project to meet the requirements of Basel II.

ACCOUNTING STANDARDS AND POLICIES

Critical Accounting Estimates

The Bank's accounting policies are essential to understanding its results of operations and financial condition. A summary of the Bank's significant accounting policies is presented in the Notes to the Consolidated Financial Statements. Some of the Bank's policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank's Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. In addition, the Bank's critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management's judgment and estimates include accounting for loan losses, accounting for the fair value of financial instruments held in trading portfolios, accounting for income taxes, the valuation of investment securities, accounting for securitizations and variable interest entities, the valuation of goodwill and intangible assets, accounting for pensions and post-retirement benefits, and contingent liabilities.

ACCOUNTING FOR LOAN LOSSES

Accounting for loan losses is an area of importance given the size of the Bank's loan portfolio. The Bank has two types of allowances against loan losses – specific and general. Loan impairment is recognized when the Bank determines, based on its identification and evaluation of problem loans and accounts, that the timely collection of all contractually due interest and principal payments is no longer assured. Judgment is required as to the timing of designating a loan as impaired and the amount of the required specific allowance. Management's judgment is based on its assessment of probability of default, loss given default and exposure at default. Changes in these estimates, due to a number of circumstances, can have a direct impact on the provision for loan losses and may result in a change in the allowance. Changes in the allowance, if any, would primarily impact the Canadian Personal and Commercial Banking, the U.S. Personal and Commercial Banking and the Wholesale Banking segments. Reviews by regulators in Canada and the U.S. bring a measure of uniformity to specific allowances recorded by banks.

General allowance requires management's judgment and the provision depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition and other relevant indicators. In establishing the appropriateness of general allowance, in addition to management's judgment, the Bank refers to an internally developed model that utilizes parameters for probability of default, loss given default and usage given default. If these parameters were independently increased or decreased by 10%, then the model would indicate an increase or decrease to the aggregate corporate and commercial allowance of $43 million for probability of default, $43 million for loss given default and $16 million for usage given default, respectively.

The Managing Risk section on pages 57 to 66 of this MD&A provides a more detailed discussion regarding credit risk. Also, see Note 3 to the Bank's Consolidated Financial Statements for additional disclosures regarding the Bank's allowance for credit losses.

ACCOUNTING FOR THE FAIR VALUE OF FINANCIAL INSTRUMENTS HELD IN TRADING PORTFOLIOS

The Bank's trading securities, obligations related to securities sold short and trading derivatives are carried at fair value in the Consolidated Balance Sheet with the resulting realized and unrealized gains or losses recognized immediately in other income. See Notes 2, 17 and 19 to the Bank's Consolidated Financial Statements for more details.

The fair value of exchange-traded financial instruments is based on quoted market prices, adjusted for daily margin settlements, where applicable. Note 17 to the Bank's Consolidated Financial Statements provides disclosures of the estimated fair value of all financial instruments at October 31, 2006.

The fair value for a substantial majority of financial instruments held in trading portfolios is based on quoted market price or valuation models that use independently observable market parameters. Independently observable market parameters include interest rate yield curves, foreign exchange rates and option volatilities. The valuation models incorporate prevailing market rates and prices on underlying instruments with similar maturities and characteristics and take into account factors, such as counterparty credit quality, liquidity and concentration. Certain derivatives are valued using models with unobservable market parameters, where the parameters estimated are subject to management's judgment. These derivatives are normally not actively traded and are complex. For example, certain credit products are valued using models with parameters, such as correlation and recovery rates, that are unobservable. Uncertainty in estimating the parameters can impact the amount of revenue or loss recorded for a particular position. Where a market parameter is not observable, the Bank defers all of the inception profit.

Management's judgement is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded derivatives.

The Bank has controls in place to ensure that the valuations derived from the models are appropriate. These include independent review and approval of valuation models and independent review of the valuations by qualified personnel. As the market for complex derivative products develops, the pricing for these products becomes more transparent, resulting in refinement of valuation models.

We believe that the estimates of fair value are reasonable, given the process for obtaining multiple quotes of external market prices, consistent application of models over a period of time, and the controls and processes described above. The valuations are also validated by past experience and through the actual cash settlement of contracts. This policy primarily impacts the Wholesale Banking. For a discussion of market risk, refer to page 60 of this MD&A.

ACCOUNTING FOR INCOME TAXES

Accounting for current income taxes requires the Bank to exercise judgement for issues relating to certain complex transactions, known issues under discussion with tax authorities and matters yet to be settled in court. As a result, the Bank maintains a tax provision for contingencies and regularly assesses the adequacy of this tax provision.

Future income taxes are recorded to account for the effects of future taxes on transactions occurring in the current period. The accounting for future income taxes impacts all of the Bank's segments and requires judgement in the following key situations:

- Future tax assets are assessed for recoverability. The Bank records a valuation allowance when it believes, based on all available evidence, that it is more likely than not that all of the future tax assets recognized will not be realized prior to their expiration. The amount of the future income tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would record an additional valuation allowance to reduce its future tax assets to the amount that it believes can be realized. The magnitude of the valuation allowance is significantly influenced by the Bank's forecast of future profit generation, which drives the extent to which it will be able to utilize the future tax assets.

- Future tax assets are calculated based on tax rates expected to be in effect in the period in which they will be realized. Previously recorded tax assets and liabilities need to be adjusted when the expected date of the future event is revised based on current information.
- The Bank has not recognized a future income tax liability for undistributed earnings of certain operations as it does not plan to repatriate them. Estimated taxes payable on such earnings in the event of repatriation would be $454 million at October 31, 2006.

VALUATION OF INVESTMENT SECURITIES

The Bank's investment securities comprise both publicly traded securities and investments in private equity securities that are not publicly traded. Under GAAP, investment securities are carried at cost or amortized cost and are adjusted to net realizable value to recognize other-than-temporary impairment.

The Bank discloses the estimated fair value of investment securities in Note 2 to the Consolidated Financial Statements. Valuation of publicly traded securities is determined by using quoted market prices, which fluctuate from one reporting period to another. Valuation of private equity investments requires management's judgement due to the absence of quoted market prices, inherent lack of liquidity and the longer-term nature of such investments. Private equity investments are initially recorded at cost and compared with fair value on a periodic basis. Fair value is determined using valuation techniques, including discounted cash flows and a multiple of earnings before taxes, depreciation and amortization. Management applies judgement in the selection of the valuation methodology and the various inputs to the calculation, which may vary from one reporting period to another. These estimates are monitored and reviewed on a regular basis by us for consistency and reasonableness. Any imprecision in these estimates can affect the resulting fair value. The inherent nature of private equity investing is that management's valuation will change over time as the underlying investment matures and an exit strategy is developed and realized. Estimates of fair value may also fluctuate due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

Investment securities are written down to their net realizable value when there is an impairment in value that is considered to be other than temporary in nature. The determination of whether or not other-than-temporary impairment exists is a matter of judgement. We review these investment securities regularly for possible impairment that is other than temporary and this review typically includes an analysis of the facts and circumstances of each investment and the expectations for that investment's performance. Specifically, impairment of the value of an investment may be indicated by conditions, such as a prolonged period during which the quoted market value of the investment is less than its carrying value, severe losses by the investee in the current year or current and prior years, continued losses by the investee for a period of years, suspension of trading in the securities or liquidity or going concern problems of the investee. All segments of the Bank are impacted by this accounting policy.

ACCOUNTING FOR SECURITIZATIONS AND VARIABLE INTEREST ENTITIES

There are two key determinations relating to accounting for securitizations. The first key determination is in regard to bank-originated securitized assets. A decision must be made as to whether the securitization should be considered a sale under GAAP. GAAP requires that specific criteria be met in order for the Bank to have surrendered control of the assets and thus be able to recognize a gain or loss on sale. For instance, the securitized assets must be isolated from the Bank and placed beyond the reach of the Bank and its creditors, even in the case of bankruptcy or receivership. In determining the gain or loss on sale, management estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by management. If actual cash flows are different from our estimate of future cash flows then the gains or losses on the securitization recognized in income will be adjusted. Retained interests are taken into income over the life of the securitized asset. Note 4 to the Bank's Consolidated Financial Statements provides additional disclosures regarding securitizations, including a sensitivity analysis for key assumptions. For 2006, there were no significant changes to the key assumptions used in estimating the future cash flows. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

The second key determination is whether the VIE should be consolidated. All of the Bank's securitization trusts are considered VIEs. Current GAAP requires consolidation of a VIE only when the Bank is the primary beneficiary, exposed to a majority of the VIE's expected losses or entitled to a majority of the VIE's expected residual returns, or both. In addition, if the VIE is a QSPE then the Bank does not consolidate the VIE. Management uses judgment to estimate the expected losses and expected residual returns in order to determine if the Bank retains substantially all of the residual risk and rewards of the VIE. Under current GAAP, all of the Bank-originated assets transferred to VIEs meet the criteria for sale treatment and non-consolidation. This accounting policy impacts Canadian Personal and Commercial Banking, Wholesale Banking and the Corporate segment.

VALUATION OF GOODWILL AND INTANGIBLES

Under GAAP, goodwill is not amortized, but is instead assessed for impairment at the reporting unit level annually, and if an event or change in circumstances indicates that the asset might be impaired. Goodwill is assessed for impairment by determining whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. When the fair value of the reporting unit is less than its carrying value, the fair value of the goodwill in that reporting unit is compared to its carrying value. If the fair value of goodwill is less than its carrying value, goodwill is considered to be impaired and a charge for impairment is recognized immediately. The fair value of the Bank's reporting units are determined from internally developed valuation models that consider various factors, such as normalized and projected earnings, price earnings multiples and discount rates. Management uses judgment in estimating the fair value of reporting units and imprecision in any assumptions and estimates used in the fair value calculations could influence the determination of goodwill impairment and affect the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable in the existing environment. Where possible, fair values generated internally are compared to market information. The carrying values of the Bank's reporting units are determined by management using economic capital models to adjust net assets and liabilities by reporting unit. These models consider various factors, such as market risk, credit risk, and operational risk, and are designed to produce the equity capital a reporting unit would have if it was a stand-alone entity. The Capital Management Committee reviews the Bank's allocation of economic capital to the reporting unit.

Intangible assets that derive their value from contractual customer relationships or that can be separated and sold, and have a finite useful life, are amortized over their estimated useful life. Determining the estimated useful life of these finite life intangible assets requires an analysis of the circumstances and management judgment. Finite life intangible assets are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. Such circumstances would indicate potential intangible asset impairment and would require a cash flow analysis at that time. The finite life intangible assets would be written down to net recoverable value based on expected future cash flows. This accounting policy impacts all of the Bank's business segments. See Note 5 of the Consolidated Financial Statements for additional disclosures regarding goodwill and intangible assets.

ACCOUNTING FOR PENSIONS AND POST-RETIREMENT BENEFITS

Pension and post-retirement benefits obligation and expense is dependent on the assumptions used in calculating these amounts. The actuarial assumptions are determined by management and are reviewed annually by the Bank's actuaries. These assumptions include the discount rate, the rate of compensation increase, the overall health care cost trend rate and the expected long-term rate of return on plan assets. The discount rate used to value liabilities is based on long-term corporate AA bond yields as at the valuation date. The other assumptions are also long-term estimates. The expected long-term rate of return on plan assets assumption is based on historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the fund. As these assumptions relate to factors that are long term in nature, they are subject to a degree of uncertainty. Differences between actual experience and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the pension and post-retirement benefits expense in future years.

The following table provides the sensitivity of the accrued pension benefit obligation and the pension expense for the Bank's principal pension plan to changes in the discount rate, expected long term return on plan assets assumption and rate of compensation increase as at October 31, 2006. The sensitivity analysis provided in the table is hypothetical and should be used with caution. All of the Bank's segments are impacted by this accounting policy. For a further discussion of the key assumptions used in determining the Bank's annual pension expense and accrued benefit obligation, see Note 15 to the Consolidated Financial Statements.

(millions of Canadian dollars)	Obligation	Expense
Impact of a change of 1.0% in key assumptions		
Discount rate assumption used	5.50%	5.20%
Decrease in assumption	$ 334	$ 52
Increase in assumption	$(262)	$(39)
Expected long-term return on assets assumption used	6.75%	6.75%
Decrease in assumption	N/A	N/A
Increase in assumption	N/A	N/A
Rate of compensation increase assumption used	3.50%	3.50%
Decrease in assumption	$ (79)	$(19)
Increase in assumption	$ 90	$ 22

CONTINGENT LIABILITIES

The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business, many of which are loan-related. In management's opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

Contingent litigation loss accruals are established when it becomes probable that the Bank will incur an expense and the amount can be reasonably estimated. In addition to the Bank's management, internal and external experts are involved in assessing probability and in estimating any amounts involved. Throughout the existence of a contingency, the Bank's management or its experts may learn of additional information that may impact its assessments about probability or about the estimates of amounts involved. Changes in these assessments may lead to changes in recorded loss accruals. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts accrued for those claims.

See Note 20 to the Bank's Consolidated Financial Statements for more details.

DERIVATIVES

The impact of non-trading derivatives on net interest income and other income for the year ended October 31, 2006 is provided in Table 36 below.

TABLE 36 NON-TRADING DERIVATIVES

(millions of Canadian dollars)	Non-trading derivatives qualifying for hedge accounting	Non-trading derivatives not qualifying for hedge accounting
Net interest income (loss)	$ 53	$ –
Other income	–	39

ACCOUNTING STANDARDS AND POLICIES

Future Accounting and Reporting Changes

The Bank expects to adopt the following accounting standards in the future. See Note 1 to the Bank's Consolidated Financial Statements for more details of future accounting and reporting changes.

FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME

The CICA has issued three new accounting standards – *Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income.* These standards are substantially harmonized with U.S. GAAP and are effective for the Bank beginning November 1, 2006. The principal impacts of the standards are detailed below.

- Other comprehensive income will be a new component of shareholders' equity and a new statement entitled Statement of Comprehensive Income will be added to the Bank's primary Consolidated Financial Statements.
- Financial assets will be required to be classified as available for sale, held to maturity, trading, or loans and receivables.
- For fair value hedges where the Bank is hedging changes in the fair value of assets, liabilities or firm commitments, the change in the fair value of derivatives and hedged items attributable to the hedged risk will be recorded in the Consolidated Statement of Income.
- For cash flow hedges where the Bank is hedging the variability in cash flows related to variable rate assets, liabilities or forecasted transactions, the effective portion of the changes in the fair values of the derivative instruments will be recorded through other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.

U.S. GAAP

Accounting For Certain Hybrid Financial Instruments

Effective November 1, 2007, the Bank will be required to adopt FASB guidance on hybrid financial instruments. Under this guidance, the Bank will be able to elect to measure certain hybrid financial instruments at fair value in their entirety, with changes in the fair value recognized in net income. The fair value election will eliminate the need to separately recognize certain derivatives embedded in these hybrid financial instruments.

Accounting For Servicing Financial Assets

Effective November 1, 2007, the Bank will be required to adopt the FASB guidance on servicing financial assets. This guidance will require the Bank to measure its servicing rights at fair value initially, and allow the Bank to choose either to amortize them over the term of the servicing rights, or to re-measure them at fair value through net income. We are in the process of assessing the impact of this guidance on the Bank's Consolidated Financial Statements.

Income Taxes

Effective November 1, 2007, the Bank will be required to adopt the FASB interpretation on income taxes. The guidance provides additional information on how to recognize, measure and disclose income tax benefits and liabilities. We are in the process of assessing the impact of this guidance on the Bank's Consolidated Statements.

ACCOUNTING STANDARDS AND POLICIES

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Bank's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank's disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of October 31, 2006. Based on that evaluation, the Bank's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank's disclosure controls and procedures were effective as of October 31, 2006.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Bank's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank. The Bank's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank's assets that could have a material effect on the financial statements.

The Bank's management has used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Bank's internal control over financial reporting. Based on this assessment, management has concluded that as at October 31, 2006, the Bank's internal control over financial reporting was effective based on the applicable criteria. Management's assessment of the effectiveness of internal control over financial reporting has been audited by its independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Bank for the year ended October 31, 2006. Their report, on page 72, expresses unqualified opinions on management's assessment and on the effectiveness of the Bank's internal control over financial reporting as of October 31, 2006.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During both 2006 and the most recent interim period, there have been no changes in the Bank's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank's internal controls over financial reporting.

Consolidated Financial Statements

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The Bank's management is responsible for the integrity, consistency, objectivity and reliability of the Consolidated Financial Statements of The Toronto-Dominion Bank and related financial information presented in this Annual Report. Canadian generally accepted accounting principles as well as the requirements of the Bank Act and related regulations have been applied and management has exercised its judgment and made best estimates where appropriate.

The Bank's accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.

Management has assessed the effectiveness of the Bank's internal control over financial reporting as at October 31, 2006 using the framework found in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management has concluded that as at October 31, 2006 the Bank's internal control over financial reporting is effective.

The Bank's Board of Directors, acting through the Audit Committee which is composed entirely of independent directors, oversees management's responsibilities for the financial reporting and internal control systems.

The Bank's Chief Auditor, who has full and free access to the Audit Committee, conducts an extensive program of audits. This program supports the system of internal control and is carried out by a professional staff of auditors.

The Superintendent of Financial Institutions Canada makes such examination and enquiry into the affairs of the Bank as deemed necessary to ensure that the provisions of the Bank Act, having reference to the safety of the depositors, are being duly observed and that the Bank is in a sound financial condition.

Ernst & Young LLP, the shareholders' auditors, have audited management's assessment of the effectiveness of the Bank's internal control over financial reporting as at October 31, 2006 in addition to auditing the Bank's Consolidated Financial Statements as of the same date. Their report, which expressed an unqualified opinion on management's assessment, can be found on page 72. Ernst & Young have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising therefrom such as comments they may have on the fairness of financial reporting and the adequacy of internal controls.

W. Edmund Clark
President and
Chief Executive Officer

Colleen M. Johnston
Executive Vice President and
Chief Financial Officer

Toronto, Canada
December 7, 2006

INDEPENDENT AUDITORS' REPORT TO SHAREHOLDERS

We have audited the Consolidated Balance Sheet of The Toronto-Dominion Bank as at October 31, 2006 and the Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board, United States (PCAOB). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the PCAOB, the effectiveness of The Toronto-Dominion Bank's internal control over financial reporting as at October 31, 2006 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 7, 2006 expressed an unqualified opinion thereon.

The consolidated financial statements for the years ended October 31, 2005 and 2004 were audited by Ernst and Young LLP and PricewaterhouseCoopers LLP who expressed an opinion thereon without reservation in the report dated November 22, 2005.

Ernst & Young LLP
Chartered Accountants

Toronto, Canada
December 7, 2006

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

We have audited management's assessment, included on page 71 of this Annual Report, that The Toronto-Dominion Bank maintained effective internal control over financial reporting as at October 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Toronto-Dominion Bank's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Bank's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board, United States (PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that The Toronto-Dominion Bank maintained effective internal control over financial reporting as at October 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The Toronto-Dominion Bank maintained, in all material respects, effective internal control over financial reporting as at October 31, 2006, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB the consolidated balance sheets of The Toronto-Dominion Bank as at October 31, 2006 and the consolidated statements of income, changes in shareholders' equity and cash flows for the year ended October 31, 2006 of the Toronto-Dominion Bank and our report dated December 7, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants

Toronto, Canada
December 7, 2006

Consolidated Balance Sheet

As at October 31

(millions of Canadian dollars)	2006	2005
ASSETS		
Cash and due from banks	**$ 2,019**	$ 1,673
Interest-bearing deposits with banks	**8,763**	11,745
	10,782	13,418
Securities (Note 2)		
Trading	**77,482**	65,775
Investment	**46,976**	42,321
	124,458	108,096
Securities purchased under reverse repurchase agreements	**30,961**	26,375
Loans (Note 3)		
Residential mortgages	**53,425**	52,740
Consumer instalment and other personal	**63,130**	62,754
Credit card	**4,856**	2,998
Business and government	**40,514**	35,044
	161,925	153,536
Allowance for credit losses	**(1,317)**	(1,293)
Loans (net of allowance for credit losses)	**160,608**	152,243
Other		
Customers' liability under acceptances	**8,676**	5,989
Investment in TD Ameritrade **(Note 25)**	**4,379**	–
Trading derivatives **(Note 17)**	**27,845**	33,651
Goodwill **(Note 5)**	**7,396**	6,518
Other intangibles **(Note 5)**	**1,946**	2,124
Land, buildings and equipment **(Note 7)**	**1,862**	1,801
Other assets **(Note 9)**	**14,001**	14,995
	66,105	65,078
Total assets	**$392,914**	$365,210
LIABILITIES		
Deposits (Note 8)		
Personal	**$146,636**	$131,783
Banks	**14,186**	11,505
Business and government	**100,085**	103,693
	260,907	246,981
Other		
Acceptances	**8,676**	5,989
Obligations related to securities sold short **(Note 2)**	**27,113**	24,406
Obligations related to securities sold under repurchase agreements **(Note 2)**	**18,655**	11,284
Trading derivatives **(Note 17)**	**29,337**	33,498
Other liabilities **(Note 10)**	**17,461**	18,545
	101,242	93,722
Subordinated notes and debentures (Note 11)	**6,900**	5,138
Liabilities for preferred shares and capital trust securities (Note 12)	**1,794**	1,795
Non-controlling interests in subsidiaries (Note 25)	**2,439**	1,708
Contingent liabilities, commitments and guarantees **(Note 20)**		
SHAREHOLDERS' EQUITY		
Common shares (millions of shares issued and outstanding: **2006 – 717.4** and 2005 – 711.8) **(Note 13)**	**6,334**	5,872
Preferred shares (millions of shares issued and outstanding: **2006 – 17.0** and 2005 – nil) **(Note 13)**	**425**	–
Contributed surplus	**66**	40
Foreign currency translation adjustments	**(918)**	(696)
Retained earnings	**13,725**	10,650
	19,632	15,866
Total liabilities and shareholders' equity	**$392,914**	$365,210

The accompanying Notes are an integral part of these Consolidated Financial Statements.

W. Edmund Clark
President and
Chief Executive Officer

Hugh J. Bolton
Chair, Audit Committee

Consolidated Statement of Income

For the years ended October 31

(millions of Canadian dollars)	2006	2005	2004
Interest income			
Loans	**$10,832**	$ 8,322	$ 6,958
Securities			
Dividends	**837**	927	859
Interest	**3,598**	3,112	2,798
Deposits with banks	**302**	415	517
	15,569	12,776	11,132
Interest expense			
Deposits	**7,081**	5,129	3,853
Subordinated notes and debentures	**388**	328	312
Preferred shares and capital trust securities **(Note 12)**	**126**	147	170
Other	**1,603**	1,164	1,024
	9,198	6,768	5,359
Net interest income	**6,371**	6,008	5,773
Other income			
Investment and securities services	**2,171**	2,417	2,296
Credit fees	**371**	343	343
Net investment securities gains **(Note 2)**	**305**	242	192
Trading income (loss) **(Note 22)**	**797**	147	(153)
Service charges	**937**	787	673
Loan securitizations **(Note 4)**	**346**	414	390
Card services	**383**	279	172
Insurance, net of claims **(Note 23)**	**896**	826	593
Trust fees	**130**	111	78
Other	**397**	323	299
	6,733	5,889	4,883
Total revenues	**13,104**	11,897	10,656
Provision for (reversal of) credit losses (Note 3)	**409**	55	(386)
Non-interest expenses			
Salaries and employee benefits **(Note 15)**	**4,485**	4,218	3,780
Occupancy, including depreciation	**701**	676	612
Equipment, including depreciation	**599**	609	562
Amortization of other intangibles **(Note 5)**	**505**	546	626
Restructuring costs (reversal) **(Note 26)**	**50**	43	(7)
Marketing and business development	**470**	469	384
Brokerage-related fees	**164**	226	228
Professional and advisory services	**510**	494	446
Communications	**201**	205	207
Other **(Note 20)**	**1,042**	1,296	1,169
	8,727	8,782	8,007
Dilution gain, net (Note 25)	**1,559**	–	–
Income before provision for income taxes, non-controlling interests in subsidiaries, net of tax, and equity in net income of associated company	**5,527**	3,060	3,035
Provision for income taxes (Note 16)	**874**	699	803
Non-controlling interests in subsidiaries, net of tax	**184**	132	–
Equity in net income of associated company, net of tax (Note 25)	**134**	–	–
Net income	**4,603**	2,229	2,232
Preferred dividends	**22**	–	–
Net income available to common shareholders	**$ 4,581**	$ 2,229	$ 2,232
Average number of common shares outstanding (millions) (Note 27)			
Basic	**716.8**	691.3	654.5
Diluted	**723.0**	696.9	659.4
Earnings per share (Note 27) (in dollars)			
Basic	**$ 6.39**	$ 3.22	$ 3.41
Diluted	**6.34**	3.20	3.39
Dividends per share (in dollars)	**1.78**	1.58	1.36

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Changes in Shareholders' Equity

For the years ended October 31

(millions of Canadian dollars)	**2006**	2005	2004
Common shares (Note 13)			
Balance at beginning of year	**$ 5,872**	$ 3,373	$ 3,179
Shares issued on exercise of options	**119**	125	99
Shares issued as a result of dividend reinvestment plan	**328**	380	174
Impact of shares (acquired) sold in Wholesale Banking	**(20)**	6	(41)
Repurchase of common shares	**(35)**	–	(38)
Issued on acquisition of TD Banknorth **(Note 25)**	**–**	1,988	–
Issued on acquisition of VFC **(Note 25)**	**70**	–	–
Balance at end of year	**6,334**	5,872	3,373
Preferred shares			
Shares issued **(Note 13)**	**425**	–	–
Balance at end of year	**425**	–	–
Contributed surplus			
Balance at beginning of year	**40**	20	9
Stock options **(Note 14)**	**26**	20	11
Balance at end of year	**66**	40	20
Foreign currency translation adjustments			
Balance at beginning of year	**(696)**	(265)	(130)
Net foreign exchange losses from investments in subsidiaries and other items	**(720)**	(718)	(739)
Impact of reduction in investment in TD Waterhouse U.S.A. **(Note 25)**	**66**	–	–
Net foreign exchange gains from hedging activities	**641**	428	1,004
Provision for income taxes **(Note 16)**	**(209)**	(141)	(400)
Balance at end of year	**(918)**	(696)	(265)
Retained earnings			
Balance at beginning of year	**10,650**	9,540	8,518
Net income	**4,603**	2,229	2,232
Common dividends	**(1,278)**	(1,098)	(890)
Preferred dividends	**(22)**	–	–
Termination of equity-based compensation plan	**–**	–	(24)
Premium paid on repurchase of common shares	**(229)**	–	(312)
Other	**1**	(21)	16
Balance at end of year	**13,725**	10,650	9,540
Total shareholders' equity	**$19,632**	$15,866	$12,668

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Cash Flows

For the years ended October 31

(millions of Canadian dollars)	**2006**	2005	2004
Cash flows from (used in) operating activities			
Net income	**$ 4,603**	$ 2,229	$ 2,232
Adjustments to determine net cash from (used in) operating activities			
Provision for (reversal of) credit losses	**409**	55	(386)
Restructuring costs	**50**	43	(7)
Depreciation **(Note 7)**	**343**	322	294
Amortization of other intangibles	**505**	546	626
Stock option	**26**	20	11
Dilution gain, net	**(1,559)**	–	–
Net investment securities gains	**(305)**	(242)	(192)
Net gain on securitizations	**(119)**	(166)	(134)
Equity in net income of associated company	**(134)**	–	–
Non-controlling interests	**184**	132	–
Future income taxes **(Note 16)**	**(17)**	(261)	128
Changes in operating assets and liabilities			
Current income taxes payable	**88**	2	(440)
Interest receivable and payable **(Note 9, 10)**	**(146)**	588	(141)
Trading securities	**(11,707)**	1,118	(12,003)
Unrealized gains and amounts receivable on derivatives contracts	**5,806**	46	(5,246)
Unrealized losses and amounts payable on derivatives contracts	**(4,161)**	(375)	5,873
Other	**(252)**	1,205	377
Net cash from (used in) operating activities	**(6,386)**	5,262	(9,008)
Cash flows from (used in) financing activities			
Change in deposits	**9,246**	11,169	24,013
Securities sold under repurchase agreements	**6,665**	1,438	2,001
Securities sold short	**2,707**	5,305	2,325
Issue of subordinated notes and debentures	**2,341**	270	3
Repayment of subordinated notes and debentures	**(978)**	(1,419)	(158)
Subordinated notes and debentures (acquired) sold in Wholesale Banking	**8**	(3)	(26)
Liability for preferred shares and capital trust securities	**(1)**	(765)	(225)
Translation adjustment on subordinated notes and debentures issued in a foreign currency	**(45)**	(24)	(62)
Common shares issued on exercise of options	**119**	125	99
Common shares (acquired) sold in Wholesale Banking	**(20)**	6	(41)
Repurchase of common shares	**(35)**	–	(38)
Dividends paid in cash on common shares	**(950)**	(718)	(716)
Premium paid on common shares	**(229)**	–	(312)
Issuance of preferred shares	**425**	–	–
Dividends paid on preferred shares	**(22)**	–	–
Net cash from financing activities	**19,231**	15,384	26,863
Cash flows from (used in) investing activities			
Interest-bearing deposits with banks	**2,982**	(4,111)	(1,383)
Activity in investment securities			
Purchases	**(132,903)**	(211,782)	(227,774)
Proceeds from maturities	**112,962**	193,415	201,585
Proceeds from sales	**18,599**	14,010	19,769
Activity in lending activities			
Origination and acquisitions	**(132,864)**	(78,655)	(77,827)
Proceeds from maturities	**113,477**	62,956	63,457
Proceeds from sales	**2,691**	4,541	3,326
Proceeds from loan securitizations **(Note 4)**	**9,939**	7,365	5,564
Land, buildings and equipment	**(494)**	(814)	(207)
Securities purchased under reverse repurchase agreements	**(4,578)**	(4,487)	(4,413)
TD Banknorth share repurchase program **(Note 25)**	**(290)**	(603)	–
Acquisitions and dispositions less cash and cash equivalents acquired **(Note 25)**	**(1,980)**	(2,184)	–
Net cash used in investing activities	**(12,459)**	(20,349)	(17,903)
Effect of exchange rate changes on cash and cash equivalents	**(40)**	(28)	(16)
Net increase (decrease) in cash and cash equivalents	**346**	269	(64)
Cash and cash equivalents at beginning of year	**1,673**	1,404	1,468
Cash and cash equivalents at end of year, represented by cash and due from banks	**$ 2,019**	$ 1,673	$ 1,404
Supplementary disclosure of cash flow information			
Amount of interest paid during the year	**$ 9,085**	6,433	$ 5,468
Amount of income taxes paid during the year	**968**	968	1,509

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BANK ACT

The accompanying Consolidated Financial Statements and accounting principles followed by The Toronto-Dominion Bank (the Bank), including the accounting requirements of the Superintendent of Financial Institutions Canada, conform with Canadian generally accepted accounting principles (GAAP).

The significant accounting policies and practices followed by the Bank are:

BASIS OF CONSOLIDATION

The Consolidated Financial Statements include the assets, liabilities, results of operations and cash flows of subsidiaries and certain variable interest entities (VIEs) after elimination of intercompany transactions and balances. Subsidiaries are corporations or other legal entities effectively controlled by the Bank. The Bank uses the purchase method to account for all business acquisitions.

When the Bank does not own all of the equity of the subsidiary, the minority shareholders' interest is disclosed in the Consolidated Balance Sheet as non-controlling interest in subsidiaries and the income accruing to the minority interest holders, net of tax, is disclosed as a separate line item in the Consolidated Statement of Income.

The proportionate consolidation method is used to account for investments in which the Bank exercises joint control. Only the Bank's specific pro-rata share of assets, liabilities, income and expenses is consolidated.

Entities over which the Bank has significant influence are reported in investment securities, except for TD Ameritrade which is reported separately, and are accounted for using the equity method of accounting. The Bank's share of earnings, gains and losses realized on disposition and write downs to reflect other-than-temporary impairment in the value of such entities is reported in the Consolidated Statement of Income.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions based on information available as at the date of the financial statements. Actual results could materially differ from those estimates. Loan losses, fair value of financial instruments held in trading portfolios, consolidation of VIEs, income taxes, valuation of investment securities, securitizations, valuation of goodwill and other intangibles, pensions and post-retirement benefits and contingent liabilities are areas where management makes significant estimates and assumptions in determining the amounts to be recorded in the Consolidated Financial Statements.

TRANSLATION OF FOREIGN CURRENCIES

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates. Foreign currency income and expenses are translated at average exchange rates prevailing throughout the year. Unrealized translation gains and losses and all realized gains and losses are included in other income.

For self-sustaining foreign currency denominated operations, all assets and liabilities are translated at exchange rates in effect at the balance sheet date and all income and expenses are translated at average exchange rates for the year. Unrealized translation gains and losses relating to the Bank's self-sustaining operations, net of any offsetting gains or losses arising from hedges of these positions, and applicable income taxes, are included in shareholders' equity. On disposal of these investments, the accumulated translation gain or loss is included in other income.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and amounts due from banks. These deposits are issued by investment grade financial institutions.

REVENUE RECOGNITION

Investment and securities services includes asset management, administration and commission fees, and investment banking fees. Asset management, administration and commissions fees from investment management and related services, custody and institutional trust services and brokerage services are all recognized over the period in which the related service is rendered. Investment banking fees include advisory fees, which are recognized as income when earned, and underwriting fees, net of syndicate expenses, which are recognized as income when the Bank has rendered all services to the issuer and is entitled to collect the fee.

Card services include interchange income from credit and debit cards, annual fees and servicing fees in connection with securitization activities. Fee income is recognized as earned, except for annual fees, which are recognized over a 12-month period.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in 2006.

SPECIFIC ACCOUNTING POLICIES

To facilitate a better understanding of the Bank's Consolidated Financial Statements, significant accounting policies are disclosed in the notes where applicable with related financial disclosures. A listing of all the notes is as follows:

FUTURE ACCOUNTING AND REPORTING CHANGES

Financial Instruments, Hedges and Comprehensive Income
The CICA has issued three new accounting standards: CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; and Section 1530, Comprehensive Income. These standards are substantially harmonized with U.S. GAAP and are effective for the Bank beginning November 1, 2006. The principal impacts of the standards are as follows:

Financial assets will be classified as available for sale, held to maturity, trading, or loans and receivables. Financial liabilities will be classified as trading or other. Initially, all financial assets and financial liabilities must be recorded on the balance sheet at fair value. Subsequent measurement is to be determined by the classification of each financial asset and financial liability. Held-to-maturity assets will be limited to fixed-maturity instruments that the Bank intends to and is able to hold to maturity and will be accounted for at amortized cost using the effective interest method. Loans and receivables will also be accounted for at amortized cost using the effective interest method. Trading assets will continue to be accounted for at fair value with realized and unrealized gains and losses reported through net income. The majority of the remaining assets will be classified as available for sale and measured at fair value with unrealized gains and losses recognized through other comprehensive income. Certain assets and liabilities will be designated as trading under the fair value option.

Other comprehensive income will be a new component of shareholders' equity and a new statement entitled Statement of Comprehensive Income will be added to the Bank's primary financial statements. Comprehensive income is composed of the Bank's net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes.

The new standards require that all derivative instruments be recognized as either assets or liabilities and measured at their fair values. In addition, the new standards allow special hedge accounting for some types of transactions provided that certain criteria are met. For fair value hedges, where the Bank is hedging changes in the fair value of assets, liabilities or firm commitments, the change in the fair value of derivatives and hedged items attributable to the hedged risk will be recorded in the Consolidated Statement of Income. For cash flow hedges where the Bank is hedging the variability in cash flows related to variable-rate assets, liabilities or forecasted transactions, the effective portion of the changes in the fair values of the derivative instruments will be recorded through other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.

The CICA recently issued an exposure draft amending the transitional provisions relating to Section 3865, Hedges. The Bank will complete its determination of the transition adjustment for all three standards once the transition rules are finalized.

NOTE 2 SECURITIES

SECURITIES
Trading securities are purchased with the intention of selling in the near term. Trading securities, including trading securities sold short included in liabilities, are carried at fair value. Fair value is determined based on market value or, where market prices are not readily available, on quoted market prices for similar securities, on other third-party evidence or by using another valuation technique. Gains and losses realized on disposal and unrealized gains and losses from changes in fair value are included in trading income.

Investment securities comprise debt and equity securities purchased with the intention of holding for a period of time in accordance with the Bank's originally established investment objectives but which may be sold in response to changes in such investment objectives arising from changing market conditions. Investment securities include investments in the merchant banking portfolio that are not publicly traded and are generally held for longer terms than most other securities. Equity securities are carried at cost and debt securities at amortized cost, adjusted to net realizable value to recognize other than temporary impairment. Realized gains and losses on disposal, determined on an average cost basis, and write-downs to reflect other-than-temporary impairments in value are included in net investment securities gains (losses). Realized and unrealized gains on securities used in hedging activities are included in income in the same period as the income from the items hedged.

Dividends and interest income on all securities is recognized on the accrual basis and included in interest income. Amortization of premiums and discounts on debt securities held for investment are deferred and amortized over the life of the asset and are included in interest income.

SECURITIES PURCHASED UNDER REVERSE REPURCHASE AGREEMENTS AND SOLD UNDER REPURCHASE AGREEMENTS
Securities purchased under reverse repurchase agreements consist of the purchase of a security with the commitment by the Bank to resell the security to the original seller at a specified price. Securities sold under repurchase agreements consist of the sale of a security with the commitment by the Bank to repurchase the security at a specified price. Securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are carried at amortized cost on the Consolidated Balance Sheet. The difference between the sale price and the agreed repurchase price on a repurchase agreement is recorded as interest expense. Conversely, the difference between the cost of the purchase and the predetermined proceeds to be received on a resale agreement is recorded as interest income. The Bank takes possession of the underlying collateral, monitors its market value relative to the amounts due under the agreements and when necessary, requires transfer of additional collateral or reduction in the security balance to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Bank with the right to liquidate the collateral held.

Securities Maturity Schedule

(millions of Canadian dollars)					Remaining term to maturity[1]			
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	2006 Total	2005 Total
Investment securities								
Government and government-insured securities								
Canada	$ 5,815	$ 506	$ 269	$ 248	$ 25	$ –	$ 6,863	$ 7,074
Mortgage-backed securities	579	7,547	12,952	–	–	–	21,078	16,067
	6,394	8,053	13,221	248	25	–	27,941	23,141
Provinces	85	97	140	195	6	–	523	359
	6,479	8,150	13,361	443	31	–	28,464	23,500
Other debt securities								
Canadian issuers	83	251	325	241	24	–	924	820
U.S. Federal Government	3,732	1,262	520	90	75	–	5,679	4,217
Other foreign governments	1,191	1,230	1,005	2	–	–	3,428	3,097
Other issuers	1,204	1,646	693	184	1,815	–	5,542	7,527
	6,210	4,389	2,543	517	1,914	–	15,573	15,661
Equity securities								
Preferred shares	104	110	137	8	–	368	727	918
Common shares	–	–	–	–	18	2,194	2,212	2,242
	104	110	137	8	18	2,562	2,939	3,160
Total investment securities	12,793	12,649	16,041	968	1,963	2,562	46,976	42,321
Trading securities								
Government and government-insured securities								
Canada	2,437	3,175	666	1,183	1,533	–	8,994	7,357
Provinces	510	342	18	683	926	–	2,479	3,491
	2,947	3,517	684	1,866	2,459	–	11,473	10,848
Other debt securities								
Canadian issuers	238	346	409	1,194	1,139	–	3,326	3,077
U.S. Federal Government	81	494	559	58	–	–	1,192	650
Other foreign governments	1,075	736	152	449	189	–	2,601	3,541
Other issuers	4,342	4,463	5,157	6,028	3,193	–	23,183	18,754
	5,736	6,039	6,277	7,729	4,521	–	30,302	26,022
Equity securities								
Preferred shares	6	–	–	–	–	126	132	324
Common shares	–	–	–	–	–	35,575	35,575	28,581
	6	–	–	–	–	35,701	35,707	28,905
Total trading securities	8,689	9,556	6,961	9,595	6,980	35,701	77,482	65,775
Total securities	$21,482	$22,205	$23,002	$10,563	$8,943	$38,263	$124,458	$108,096

[1] Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

Unrealized Securities Gains and Losses

(millions of Canadian dollars)				2006				2005
	Book value	Gross unrealized gains	Gross unrealized losses	Estimated market value	Book value	Gross unrealized gains	Gross unrealized losses	Estimated market value
Investment securities								
Government and government-insured securities								
Canada	$ 6,863	$ 15	$ 5	$ 6,873	$ 7,074	$ 22	$ 16	$ 7,080
Mortgage-backed securities	21,078	64	1	21,141	16,067	24	42	16,049
	27,941	79	6	28,014	23,141	46	58	23,129
Provinces	523	5	2	526	359	5	1	363
	28,464	84	8	28,540	23,500	51	59	23,492
Other debt securities								
Canadian issuers	924	6	3	927	820	10	2	828
U.S. Federal Government	5,679	1	12	5,668	4,217	–	2	4,215
Other foreign governments	3,428	2	37	3,393	3,097	30	7	3,120
Other issuers	5,542	10	55	5,497	7,527	39	61	7,505
	15,573	19	107	15,485	15,661	79	72	15,668
Equity securities								
Preferred shares	727	108	1	834	918	93	1	1,010
Common shares	2,212	745	44	2,913	2,242	749	53	2,938
	2,939	853	45	3,747	3,160	842	54	3,948
Total investment securities	46,976	956	160	47,772	42,321	972	185	43,108
Trading securities	77,482	–	–	77,482	65,775	–	–	65,775
Total securities	$124,458	$956	$160	$125,254	$108,096	$972	$185	$108,883

Net Investment Securities Gains

(millions of Canadian dollars)	**2006**	2005	2004
Realized gains	**$406**	$293	$268
Realized losses	**(18)**	(15)	(29)
Write-downs	**(83)**	(36)	(47)
Total	**$305**	$242	$192

NOTE 3 LOANS, IMPAIRED LOANS AND ALLOWANCE FOR CREDIT LOSSES

LOANS AND IMPAIRED LOANS

Loans are recorded at cost, net of an allowance for credit losses and net of unearned income, which includes prepaid interest and loan origination fees, commitment fees and loan syndication fees, and unamortized discounts.

Loan origination fees are considered to be adjustments to loan yield and are deferred and amortized to interest income over the term of the loan. Commitment fees are amortized to other income over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are deferred and amortized to interest income over the term of the resulting loan. Loan syndication fees are recognized in other income upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment to interest income over the term of the loan.

Interest income is recorded on the accrual basis until such time as the loan is classified as impaired. When a loan is identified as impaired, the accrual of interest is discontinued.

An impaired loan is any loan where, in management's opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of the principal and interest. In addition, any loan where a payment is contractually past due 90 days is classified as impaired, other than a deposit with a bank, or a loan that is guaranteed or insured by the Government of Canada, the provincial governments in Canada or an agency controlled by anyone of these governments.

A deposit with a bank is considered impaired when a payment is contractually past due 21 days. A Government of Canada guaranteed loan is classified as impaired at 365 days in arrears.

Interest on impaired loans subsequently received is recorded initially to recover collection costs, principal balances written off and then as interest income. A loan will be reclassified back to performing status when it has been determined that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the original or restructured contractual conditions of the loan and all criteria for the impaired classification have been rectified.

ACCEPTANCES

Acceptances represent a form of negotiable short-term debt issued by customers, which the Bank guarantees for a fee. Revenue is recognized on an accrual basis.

The potential liability of the Bank under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank's recourse against the customer in the event of a call on any of these commitments is reported as an offsetting asset of the same amount.

ALLOWANCE FOR CREDIT LOSSES

The Bank maintains an allowance which it considers adequate to absorb all credit-related losses in a portfolio of instruments which are both on and off the Consolidated Balance Sheet. Assets in the portfolio which are included on the Consolidated Balance Sheet are deposits with banks, loans, mortgages and acceptances. Items which are not recorded on the Consolidated Balance Sheet include guarantees and letters of credit. The allowance, including the allowance for acceptances and off-balance sheet items, is deducted from loans in the Consolidated Balance Sheet.

The allowance consists of specific and general allowances. Specific allowances consist of provisions for losses on identifiable assets for which book values are higher than estimated realizable values. Specific provisions are established on an individual facility basis to recognize credit losses on large and medium-sized business and government loans. In these instances, the estimated realizable amount is generally measured by discounting the expected future cash flows at the effective interest rate inherent in the loan immediately prior to impairment. For personal and small business loans and credit card loans, specific provisions are calculated using a formula taking into account recent loss experience. Specific provisions for credit card loans are recorded when account balances are 90 days in arrears. Credit card loans with payments 180 days in arrears are entirely written off.

General allowances include the accumulated provisions for losses which are considered to have occurred but cannot be determined on an item-by-item or group basis. The level of the general allowance depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition and other relevant indicators. General allowances are computed using credit risk models developed by the Bank. The models consider probability of default (loss frequency), loss given default (loss severity) and expected exposure at default. This allowance, reviewed quarterly, reflects model and estimation risks in addition to management judgment.

Loans and Impaired Loans

(millions of Canadian dollars)							
2006	Gross amount of loans	Gross impaired loans	Specific allowance	Impaired loans net of specific allowance	General allowance	Total allowance for credit losses	Net amount of loans
Residential mortgages	**$ 53,425**	**$ 16**	**$ 6**	**$ 10**	**$ 33**	**$ 39**	**$ 53,386**
Consumer instalment and other personal	**63,130**	**114**	**59**	**55**	**271**	**330**	**62,800**
Credit card	**4,856**	**38**	**21**	**17**	**92**	**113**	**4,743**
Business and government	**40,514**	**243**	**86**	**157**	**749**	**835**	**39,679**
Total	**$161,925**	**$411**	**$172**	**$239**	**$1,145**	**$1,317**	**$160,608**
2005							
Residential mortgages	$ 52,740	$ 19	$ 11	$ 8	$ 37	$ 48	$ 52,692
Consumer instalment and other personal	62,754	93	50	43	247	297	62,457
Credit card	2,998	–	–	–	58	58	2,940
Business and government	35,044	237	92	145	798	890	34,154
Total	$153,536	$349	$153	$196	$1,140	$1,293	$152,243

	2006	2005
Average gross impaired loans during the year	**$ 354**	$ 455

Included in residential mortgages are Canadian government-insured mortgages of $29,433 million at October 31, 2006 (2005 – $33,219 million). Gross impaired loans include foreclosed assets held for sale with a gross carrying value of $27 million at October 31, 2006 (2005 – $21 million) and a related allowance of $12 million (2005 – $11 million).

Included in consumer instalment and other personal loans are Canadian government-insured real estate personal loans of $13,702 million at October 31, 2006 (2005 – $12,111 million).

Allowance for Credit Losses

(millions of Canadian dollars)	**2006**			2005			2004
	Specific allowance	**General allowance**	**Total**	Specific allowance	General allowance	Total	Total
Balance at beginning of year	**$153**	**$1,140**	**$1,293**	$266	$ 917	$1,183	$2,012
Acquisitions of TD Banknorth (includes Hudson) and VFC	**–**	**87**	**87**	27	289	316	–
Provision for (reversal of) credit losses	**457**	**(48)**	**409**	107	(52)	55	(386)
Write-offs[1]	**(583)**	**–**	**(583)**	(487)	–	(487)	(687)
Recoveries	**129**	**–**	**129**	245	–	245	273
Other[2]	**16**	**(34)**	**(18)**	(5)	(14)	(19)	(29)
Allowance for credit losses at end of year	**$172**	**$1,145**	**$1,317**	$153	$1,140	$1,293	$1,183

[1] For the year ended October 31, 2006, there were no write-offs related to restructured loans (2005 – nil; 2004 – $7 million).

[2] Includes foreign exchange rate changes, net of losses on loan sales.

NOTE 4 LOAN SECURITIZATIONS

When loan receivables are transferred in a securitization to a special purpose entity under terms that transfer control to third parties and consideration other than beneficial interest in the transferred assets is received, the transaction is recognized as a sale and the related loan assets are removed from the Consolidated Balance Sheet. For control to have transferred, the transferred loans must be isolated from the seller, even in the event of bankruptcy or receivership of the seller, the purchaser must have the right to sell or pledge the transferred loans or, if the purchaser is a Qualifying Special Purpose Entity (QSPE) as defined in the CICA Accounting Guideline 12, *Transfers of Receivables*, the investors of the QSPE must have the right to sell or pledge their ownership interest in the QSPE and the seller cannot retain the right to repurchase the loans and receive more than trivial benefit.

As part of the securitization, certain financial assets are retained and may consist of an interest-only strip, servicing rights and, in some cases, a cash reserve account.

A gain or loss on sale of the loan receivables is recognized immediately in other income after the effects of hedges on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the receivables involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. To obtain fair value, quoted market prices are used, where available. However, as market prices are generally not available for retained interests, fair value is determined by estimating the present value of future expected cash flows using management's best estimates of key assumptions – credit losses, prepayment rates, forward yield curves and discount rates – which are commensurate with the risks involved.

Where the Bank retains the servicing rights and the benefits of servicing are more or less than adequate, based on market expectations, a servicing asset or liability is recognized, which is amortized in proportion to and over the period of estimated servicing income.

Other retained interests are classified as investment securities and are carried at cost or amortized cost and are reviewed for impairment on a quarterly basis. Subsequent to the securitization, any retained interests that are impaired are adjusted to net realizable value, which is determined using the present value of future expected cash flows.

The following table summarizes the Bank's securitization activity. In most cases the Bank retained the responsibility for servicing the assets securitized.

New Securitization Activity

(millions of Canadian dollars)					2006					2005	2004
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Total
Gross proceeds	**$6,349**	**$6,741**	**$4,200**	**$633**	**$17,923**	$5,928	$4,208	$5,200	$661	$15,997	$14,598
Retained interests	**99**	**69**	**66**	**7**	**241**	131	30	95	–	256	236
Cash flows received on retained interests	**220**	**73**	**148**	**–**	**441**	197	50	167	4	418	386

The following table summarizes the impact of securitizations on the Bank's Consolidated Statement of Income.

Securitization Gains and Income on Retained Interests

(millions of Canadian dollars)					2006					2005	2004
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Total
Gain (loss) on sale	**$ (5)**	**$ 54**	**$ 63**	**$7**	**$119**	$ 42	$22	$ 90	$12	$166	$134
Income on retained interests	**87**	**55**	**85**	**–**	**227**	122	50	76	–	248	256
Total	**$82**	**$109**	**$148**	**$7**	**$346**	$164	$72	$166	$12	$414	$390

The key assumptions used to value the retained interests are shown in the table below.

Key Assumptions

				2006				2005				2004
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans
Prepayment rate[1]	**20.0%**	**6.1%**	**43.9%**	**8.4%**	20.0%	5.9%	41.6%	2.1%	20.0%	5.9%	40.0%	3.3%
Excess spread[2]	**.6**	**1.1**	**13.1**	**.8**	.7	1.1	13.2	–	.7	1.1	12.4	–
Discount rate	**6.0**	**4.3**	**5.6**	**5.6**	5.2	3.2	4.0	9.8	5.1	2.8	4.4	9.8
Expected credit losses[3]	**–**	**–**	**2.3**	**.1**	–	–	2.9	.1	–	–	3.0	.1

[1] Represents monthly payment rate for secured personal and credit card loans.
[2] The excess spread for credit card loans reflects the net portfolio yield, which is interest earned less funding costs and losses.
[3] There are no expected credit losses for residential mortgage loans as the loans are government-guaranteed.

During 2006, there were maturities of previously securitized loans and receivables of $7,984 million (2005 – $8,632 million, 2004 – $9,033 million). As a result, the net proceeds from loan securitizations were $9,939 million (2005 – $7,365 million, 2004 – $5,564 million).

The following table presents key economic assumptions and the sensitivity of the current fair value of retained interests originated during the year to two adverse changes in each key assumption as at October 31, 2006. As the sensitivity is hypothetical, it should be used with caution.

Sensitivity of Key Assumptions to Adverse Changes

(millions of Canadian dollars)				
2006	Residential Mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans
Fair value of retained interests	**$237**	**$ 73**	**$ 7**	**$ 8**
Discount rate	**6.0%**	**4.3%**	**5.6%**	**5.6%**
+10%	**$ (2)**	**$ (1)**	**$ –**	**$ (1)**
+20%	**(3)**	**(1)**	**–**	**(1)**
Prepayment rate	**20.0%**	**6.1%**	**43.9%**	**8.5%**
+10%	**$ (6)**	**$ (7)**	**$ (1)**	**$ –**
+20%	**(12)**	**(12)**	**(1)**	**–**
Expected credit losses	**–%**	**–%**	**2.3%**	**.1%**
+10%	**$ –**	**$ (1)**	**$ –**	**$ –**
+20%	**–**	**(1)**	**(1)**	**–**

The following table presents information about gross impaired loans and net write-offs for components of reported and securitized financial assets as at October 31.

Loans Managed

(millions of Canadian dollars)		2006				2005
	Loans[1]	Gross impaired loans	Net write offs	Loans[1]	Gross impaired loans	Net write offs
Type of loan						
Mortgage loans	**$ 69,730**	**$ 16**	**$ 2**	$ 68,168	$ 19	$ 7
Personal loans	**76,343**	**159**	**420**	71,430	131	382
Other loans	**42,452**	**243**	**57**	36,519	205	(111)
Total loans reported and securitized	**188,525**	**418**	**479**	176,117	355	278
Less: loans securitized	**27,917**	**7**	**25**	23,874	6	36
Total loans reported on the Consolidated Balance Sheet	**$160,608**	**$411**	**$454**	$152,243	$349	$242

[1] Net of allowance for credit losses.

NOTE 5 GOODWILL AND OTHER INTANGIBLES

Goodwill represents the excess purchase price paid on acquisitions over the fair value assigned to identifiable net assets, including identifiable intangible assets. Goodwill is not amortized but is assessed for impairment annually and when an event or change in circumstances indicates that the assets might be impaired. Goodwill is allocated to reporting units that are either the operating business segment or the business unit below the segment. Any goodwill impairment is identified by comparing the carrying value of the reporting unit with its fair value. Any impairment in goodwill is charged to the Consolidated Statement of Income in the period in which the impairment is identified. Annual impairment testing on goodwill determined that no impairment write-downs were required in 2006 and 2005.

Goodwill by Segment

(millions of Canadian dollars)	Canadian Personal and Commercial Banking	U.S. Personal and Commercial Banking	Wholesale Banking	Wealth Management	Total
2006					
Carrying value of goodwill at beginning of year	**$ 884**	**$4,328**	**$146**	**$1,160**	**$6,518**
Goodwill acquired during the year	**202**	**1,778**	**–**	**56**	**2,036**
Sale of TD Waterhouse U.S.A.	**–**	**–**	**–**	**(827)**	**(827)**
Foreign currency translation adjustments	**–**	**(301)**	**–**	**(30)**	**(331)**
Carrying value of goodwill at end of year	**$1,086**	**$5,805**	**$146**	**$ 359**	**$7,396**
2005					
Carrying value of goodwill at beginning of year	$ 884	$ –	$146	$1,195	$2,225
Goodwill acquired during the year	–	4,642	–	–	4,642
Foreign currency translation adjustments	–	(314)	–	(35)	(349)
Carrying value of goodwill at end of year	$ 884	$4,328	$146	$1,160	$6,518

OTHER INTANGIBLES

The Bank's intangible assets consist primarily of core deposit intangibles that represent the intangible value of depositor relationships acquired when deposit liabilities are assumed in an acquisition and term deposit, loan and mutual fund intangibles resulting from acquisitions. Intangible assets are amortized over five to 18 years, proportionate to the expected economic benefit.

All intangible assets are assessed for impairment at least annually and when an event or change in circumstances indicates that the assets might be impaired. There were no such circumstances in 2006, 2005 and 2004.

The table below presents details of the Bank's other intangible assets as at October 31:

Other Intangibles

(millions of Canadian dollars)			**2006**	2005
	Carrying value	**Accumulated amortization**	**Net carrying value**	Net carrying value
Core deposit intangible assets	**$2,577**	**$1,675**	**902**	$ 954
Other intangible assets	**4,108**	**3,064**	**1,044**	1,170
Total intangible assets[1]	**$6,685**	**$4,739**	**1,946**	$2,124

[1] Future amortization expense for the carrying amount of intangible assets is estimated to be as follows for the next five years: 2007 – $425 million, 2008 – $338 million, 2009 – $248 million, 2010 – $198 million, 2011 – $158 million.

NOTE 6 VARIABLE INTEREST ENTITIES

A VIE is an entity in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinate financial support. The Bank identifies VIEs in which it has an interest, determines whether it is the primary beneficiary of such entities and if so, consolidates them. The primary beneficiary is an entity that is exposed to a majority of the VIE's expected losses or entitled to a majority of the VIE's expected residual returns, or both.

The Bank is considered the primary beneficiary of Lillooet Limited, which is discussed in Note 25. The Bank has no other significant VIEs for which it is the primary beneficiary.

The Bank holds significant variable interests in VIEs where it is not considered the primary beneficiary. The Bank's variable interests in these non-consolidated VIEs is discussed below.

MULTI-SELLER CONDUITS

Multi-seller conduits (also referred to as customer securitization vehicles) provide customers with alternate sources of financing through the securitization of their assets. The customers sell their receivables to the conduit and the conduit funds its purchase of the receivables through issuance of short-term commercial paper to outside investors. Each seller continues to service its assets and absorb first losses. The Bank has no rights to the assets as they are owned by the conduit. The Bank may provide credit enhancements, swap facilities or liquidity facilities to the VIEs as well as securities distribution services. Liquidity facilities are only available in the event of a general market disruption and the probability of loss is negligible. The Bank does not provide the services of its employees to the VIEs, nor does it have ownership interests in these VIEs. The Bank earns fees, which are recognized on the accrual basis.

As at October 31, 2006, the Bank was the administrator for multi-seller conduits, which held a total of $11 billion (2005 – $10 billion) in assets. While the probability of loss is negligible, the Bank's maximum potential exposure to loss from these conduits through sole provision of liquidity facilities available only in the event of a general market disruption was $11 billion (2005 – $10 billion).

SINGLE-SELLER CONDUITS

The Bank uses single-seller conduits to enhance its liquidity position, to diversify its sources of funding and to optimize management of its balance sheet.

As at October 31, 2006, the Bank held variable interests in single-seller conduits with $4 billion of assets. While the probability of loss is negligible, the Bank's maximum potential exposure to loss for these conduits was $4 billion (2005 – $3 billion), through sole provision of liquidity facilities only available in the event of a general market disruption.

OTHER FINANCIAL TRANSACTIONS

The Bank sells trading securities to VIEs in conjunction with its balance sheet management strategies. The Bank does not retain effective control over the assets sold. Assets sold during the year under such arrangements amounted to $1 billion (2005 – $1 billion). The Bank enters into total return swaps with the sale counterparties in respect of the assets sold. Market risk for all such transactions is tracked and monitored.

The Bank is involved in collateralized debt obligation vehicles (CDOs). The Bank may serve in the capacity of underwriter, third-party investor or derivative counterparty. CDOs raise capital by issuing debt securities and use their capital to invest in portfolios of securities and derivatives. Any net income or loss is shared by

the CDO's variable interest holders. As at October 31, 2006, the Bank did not have a significant position in any CDO.

The Bank offers equity-linked notes and credit-linked notes to various VIEs and third-party clients. As at October 31, 2006, the Bank's exposure to risk from these transactions was not significant.

The Bank, through The Canada Trust Company, acts as a trustee for personal and corporate trusts. Fees earned by the Bank for its role as a trustee are not significant.

In addition to the transactions and products noted above, the Bank also offers other financial products, including mutual funds, to clients. These financial products are, on occasion, created using a VIE as the issuer or obligor of the financial products. The Bank may provide certain administrative services and other financial products to the VIE in exchange for market rate compensation. The Bank's position in these transactions is not considered significant.

NOTE 7 LAND, BUILDINGS AND EQUIPMENT

Buildings, equipment, furniture and fixtures, computer equipment and software and leasehold improvements are recorded at cost less accumulated depreciation. Land is recorded at cost. Gains and losses on disposal are included in other income in the Consolidated Statement of Income. When the Bank reports a gain on sale of property in which it retains a significant leasing interest, the portion of the gain which can be allocated to the leased interest is deferred and amortized to income over the remaining term of the lease. When land, building and equipment are no longer in use or considered impaired they are written down to their net recoverable amount. The Bank evaluates the carrying value of long-lived assets whenever changes in circumstances indicate that a potential impairment has occurred. Impairment is considered to have occurred if the projected undiscounted cash flows resulting from the use and eventual disposition of the assets are less than their carrying value, at which time a write-down would be recorded. There was no impairment of the Bank's land, buildings, equipment, furniture and fixtures or leasehold improvements during 2006, 2005 and 2004.

The Bank recognizes the legal obligation associated with the retirement of a long-lived asset in the period in which it occurs and can be reasonably estimated. The liability and corresponding asset are recognized at fair value. The increase in the long-lived asset is depreciated over the remaining useful life of the asset.

Depreciation methods and rates by asset category are as follows:

Asset	Depreciation rate and method
Buildings	5% or 10%, declining balance
Computer equipment	30%, declining balance
Computer software	3 to 7 years, straight-line
Furniture, fixtures and other equipment	20%, declining balance
Leasehold improvements	lesser of lease term or useful life, straight-line

(millions of Canadian dollars)			**2006**	2005
	Cost	**Accumulated depreciation**	**Net book value**	Net book value
Land	**$ 229**	**$ –**	**$ 229**	$ 180
Buildings	**760**	**355**	**405**	358
Computer equipment and software	**1,125**	**664**	**461**	482
Furniture, fixtures and other equipment	**920**	**553**	**367**	376
Leasehold improvements	**755**	**355**	**400**	405
Total	**$3,789**	**$1,927**	**$1,862**	$1,801

Accumulated depreciation at the end of 2005 was $1,795 million. Depreciation expense for buildings and equipment amounted to $343 million for 2006 (2005 – $322 million; 2004 – $294 million).

NOTE 8 DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts, some of which earn interest.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to 10 years. Accrued interest on deposits is included in other liabilities on the Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2006 were $83 million (2005 – $81 million).

Deposits by Type

(millions of Canadian dollars)				2006	2005
	Demand	Notice	Term	Total	Total
Personal	$23,633	$55,991	$ 67,012	$146,636	$131,783
Banks	1,683	93	12,410	14,186	11,505
Business and government	18,788	27,251	54,046	100,085	103,693
Total[1]	$44,104	$83,335	$133,468	$260,907	$246,981
Non-interest-bearing deposits included above					
In domestic offices				$ 6,217	$ 6,459
In foreign offices				4,328	3,067
Interest-bearing deposits included above					
In domestic offices				166,084	162,640
In foreign offices				82,870	73,577
U.S. federal funds deposited				1,408	1,238
Total[1]				$260,907	$246,981

[1] Included in deposit liabilities on the Consolidated Balance Sheet is $350 million due to TD Capital Trust II.

Term Deposits

(millions of Canadian dollars)							2006	2005
	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total	Total
Personal	$20,188	$26,327	$ 4,301	$1,334	$14,820	$ 42	$ 67,012	$ 58,742
Banks	11,798	228	203	1	32	148	12,410	8,787
Business and government	43,230	1,898	6,349	368	832	1,369	54,046	61,835
Total	$75,216	$28,453	$10,853	$1,703	$15,684	$1,559	$133,468	$129,364

NOTE 9 OTHER ASSETS

(millions of Canadian dollars)	2006	2005
Amounts receivable from brokers, dealers and clients	$ 5,458	$ 7,484
Accrued interest	1,458	1,199
Accounts receivable, prepaid expenses and other items	4,983	4,172
Insurance-related assets, excluding investments	962	1,014
Net future income tax asset	537	520
Prepaid pension expense	603	606
Total	$14,001	$14,995

NOTE 10 OTHER LIABILITIES

(millions of Canadian dollars)	2006	2005
Amounts payable to brokers, dealers and clients	$ 6,748	$ 6,677
Accrued interest	1,980	1,867
Current income taxes payable	358	270
Accounts payable, accrued expenses and other items	3,168	3,470
Insurance-related liabilities	2,959	2,681
Accrued benefit liability	581	503
Accrued salaries and employee benefits	826	1,089
Cheques and other items in transit	841	1,988
Total	$17,461	$18,545

NOTE 11 SUBORDINATED NOTES AND DEBENTURES

Subordinated notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors. In some cases, the Bank has entered into interest rate options, interest rate swaps and currency swaps to modify the related interest rate and foreign currency risks. Redemptions, cancellations, exchanges and modifications of subordinated debentures are subject to the consent and approval of the Superintendent of Financial Institutions Canada.

Interest expense is recognized on the accrual basis.

Subordinated Notes and Debentures

(millions of Canadian dollars)					
Maturity date	Interest rate (%)	Earliest redemption date	Foreign currency amount	**2006**	2005
January 2007 – August 2009	Various[1]	–		**$ 6**	$ 4
April 2033[4]	6.45%	April 2008	US$ 16 million	**18**	–
December 2010[2]	8.40%	December 2005		**–**	150
June 2011[4]	7.63%	–	US$ 200 million	**224**	232
July 2011[3]	6.00%	July 2006		**–**	796
May 2012[4]	7.00%	–	US$ 220 million	**247**	-
July 2012	6.55%	July 2007		**497**	500
September 2012	5.20%	September 2007		**550**	547
September 2013	4.54%	September 2008		**1,000**	984
August 2014	10.05%	–		**149**	149
January 2016[5]	4.32%	January 2011		**1,000**	–
October 2016[6]	4.87%	October 2011		**500**	–
June 2018	5.69%	June 2013		**897**	900
September 2022[4]	4.64%	–		**270**	270
May 2025	9.15%	–		**196**	196
February 2027[4]	8.98%	February 2007	US$ 49 million	**55**	–
February 2027[4]	9.06%	February 2007	US$ 67 million	**75**	75
May 2027[4]	10.52%	May 2007	US$ 29 million	**32**	36
June 2028[4]	7.65%	June 2008	US$ 55 million	**61**	–
July 2030[4]	11.30%	July 2010	US$ 13 million	**14**	15
October 2030[4]	10.88%	October 2010	US$ 28 million	**31**	33
February 2031[4]	10.20%	February 2011	US$ 4 million	**5**	5
July 2031[4]	9.07%	January 2007	US$ 5 million	**6**	6
April 2032[4]	8.00%	April 2007	US$ 206 million	**230**	240
April 2033[4]	6.85%	April 2008	US$ 21 million	**23**	–
March 2034[4]	8.18%	March 2009	US$ 21 million	**24**	–
October 2104[7]	4.97%	October 2015		**790**	–
				$6,900	$5,138

[1] Interest is payable at various rates, from 0% to .125%.
[2] On December 1, 2005 the Bank redeemed all the 8.4% subordinated debentures due December 2010.
[3] On July 26, 2006, the Bank redeemed all of its outstanding $800 million 6.00% subordinated debentures due July 26, 2011.
[4] Obligation of a subsidiary.
[5] On January 16, 2006, the Bank issued $1 billion 4.317% medium term notes due January 18, 2016.
[6] On April 28, 2006, the Bank issued $500 million 4.87% medium term notes due October 28, 2016.
[7] On November 1, 2005, the Bank issued $800 million 4.97% medium term notes due October 30, 2104.

REPAYMENT SCHEDULE
The aggregate maturities of the Bank's subordinated notes and debentures are as follows:

(millions of Canadian dollars)	**2006**	2005
Within 1 year	**$ 1**	$ 153
Over 1 to 2 years	**1**	1
Over 3 to 4 years	**4**	–
Over 4 to 5 years	**224**	–
Over 5 years	**6,670**	4,984
Total	**$6,900**	$5,138

NOTE 12 | LIABILITIES FOR PREFERRED SHARES AND CAPITAL TRUST SECURITIES

As required by Section 3861, *Financial Instruments – Disclosure and Presentation*, the Bank classifies preferred shares and capital trust securities, convertible into a variable number of the Bank's common shares at the holder's option, as liabilities for reporting purposes.

Preferred shares without conversion rights are not classified as liabilities and are presented in Note 13. TD Capital Trust II Securities – Series 2012-1 are not consolidated at the Bank level but are described further below.

Liabilities

(millions of Canadian dollars)	**2006**	2005
Preferred Shares		
Preferred shares issued by the Bank (thousands of shares):		
Class A – 16 Series I	**$ –**	$ –
Class A – 14,000 Series M	**350**	350
Class A – 8,000 Series N	**200**	200
	550	550
Preferred shares issued by TD Mortgage Investment Corporation (thousands of shares):		
350 non-cumulative preferred shares, Series A	**344**	345
Total Preferred Shares	**894**	895
Capital Trust Securities		
Trust units issued by TD Capital Trust (thousands of shares):		
900 Capital Trust Securities – Series 2009	**900**	900
Total Capital Trust Securities	**900**	900
Total Preferred Shares and Capital Trust Securities	**$1,794**	$1,795

PREFERRED SHARES

None of the outstanding preferred shares are redeemable at the option of the holder. Redemptions and repurchases of all preferred shares are subject to prior approval of the Superintendent of Financial Institutions Canada.

Class A First Preferred Shares, Series H

On May 3, 2004, the Bank redeemed all outstanding Class A First Preferred Shares, Series H at the price of $25.00 per share together with declared and unpaid interest of $.014589 per share for the three day period ended May 3, 2004.

Class A First Preferred Shares, Series I

On July 31, 2006, the Bank redeemed all of its 16,065 outstanding Class A First Preferred Shares, Series I at the par price of $6.25 per share.

Class A First Preferred Shares, Series J

On October 31, 2005, the Bank redeemed all 16 million Class A First Preferred Shares, Series J at the price of $25.80 per share.

Class A First Preferred Shares, Series M

On February 3, 2003, the Bank issued 14 million Series M shares for gross cash consideration of $350 million.

On or after April 30, 2009, the Bank may redeem all, or from time to time, part of the outstanding Series M shares by payment in cash of $26.00 per share if redeemed prior to April 30, 2010; $25.75 if redeemed on or after April 30, 2010 and prior to April 30, 2011; $25.50 if redeemed on or after April 30, 2011 and prior to April 30, 2012; $25.25 if redeemed on or after April 30, 2012 and prior to April 30, 2013; and $25.00 if redeemed thereafter together with the unpaid interest to the date of redemption.

On or after April 30, 2009, the Bank may convert the outstanding Series M shares in whole or in part into common shares of the Bank, determined by dividing the then applicable redemption price per Series M share together with any declared and unpaid interest to the date of conversion by the greater of $2.00 and 95% of the average trading price of such common shares at that time.

On or after October 31, 2013, each Series M share may, at the option of the holder, be converted quarterly into common shares as described above. By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with unpaid interest to the date of conversion.

Class A First Preferred Shares, Series N

On April 30, 2003, the Bank issued 8 million Series N shares for gross cash consideration of $200 million.

On or after April 30, 2009, the Bank may redeem all, or from time to time, part of the outstanding Series N shares by payment in cash of $26.00 per share if redeemed prior to April 30, 2010; $25.75 if redeemed on or after April 30, 2010 and prior to April 30, 2011; $25.50 if redeemed on or after April 30, 2011 and prior to April 30, 2012; $25.25 if redeemed on or after April 30, 2012 and prior to April 30, 2013; and $25.00 if redeemed thereafter together with unpaid interest to the date of redemption.

On or after April 30, 2009, the Bank may convert the outstanding Series N shares in whole or in part into common shares of the Bank, determined by dividing the then applicable redemption price per Series N share together with any declared and unpaid interest to the date of conversion by the greater of $2.00 and 95% of the average trading price of such common shares at that time.

On or after January 31, 2014, each Series N share may, at the option of the holder, be converted quarterly into common shares as described above. By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with unpaid interest to the date of conversion.

TD MORTGAGE INVESTMENT CORPORATION PREFERRED SHARES, SERIES A

Semi-annually, on or after October 31, 2007, TD Mortgage Investment Corporation (TDMIC) has the option of redeeming the outstanding Series A shares for $1,000 per share.

Semi-annually, on or after October 31, 2007, the Bank may exchange the outstanding Series A shares in whole into common shares of the Bank, determined by dividing $1,000 plus the declared and unpaid interest to the date of exchange by 95% of the average trading price of such common shares at that time.

Semi-annually, on or after October 31, 2007, each Series A share may, at the option of the holder, be exchanged into common shares of the Bank, determined by dividing $1,000 plus the declared and unpaid interest to the date of exchange by the greater of $1.00 and 95% of the average trading price of such common shares at that time.

By giving at least two business days of notice prior to the date of exchange to all holders who have given an exchange notice, TDMIC may redeem or the Bank may find substitute purchasers at the purchase price of $1,000 plus the declared and unpaid interest to the date of conversion.

Each Series A share may be automatically exchanged into one preferred share of the Bank without consent of the holder in the following specific circumstances: (a) TDMIC fails to pay interest on the Series A shares; (b) the Bank fails to pay interest on all of its non-cumulative preferred shares; (c) proceedings are commenced for the winding-up of the Bank; (d) the Superintendent of Financial Institutions Canada takes control of the Bank; (e) the Bank has Tier 1 capitalization of less than 5% or a total capital ratio of less than 8%; or (f) the Bank or TDMIC has failed to comply with a direction of the Superintendent of Financial Institutions Canada to increase its capital or provide additional liquidity.

Interest Distributions on Preferred Shares

(per share)	Distribution frequency	Amount
Series I	Quarterly	$.01000
Series M	Quarterly	$.29375
Series N	Quarterly	$.28750
TDMIC, Series A	Semi-annually	$32.30

CAPITAL TRUST SECURITIES – SERIES 2009

The Capital Trust Securities – Series 2009 (TD CaTS) are issued by TD Capital Trust (Trust), whose voting securities are owned 100% by the Bank. Holders of TD CaTS are eligible to receive semi-annual non-cumulative fixed cash distributions of $38 per each TD CaTS. Should the Trust fail to pay the semi-annual distributions in full, the Bank's ability to declare dividends and interest distributions on Bank common and preferred shares would be restricted.

Between June 30, 2005 and December 31, 2009, the Trust has the option of redeeming the outstanding TD CaTS for the greater of: (a) $1,000 together with unpaid distributions to the date of redemption and (b) a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on December 31, 2009 at that time plus .38% together with unpaid distributions to the date of redemption. In the event of an unfavourable change in tax or capital treatment as it applies to the Trust prior to June 30, 2005, the Trust may redeem the outstanding TD CaTS for a redemption price as calculated above. On or after December 31, 2009, the redemption price will be $1,000 together with unpaid distributions to the date of redemption. Such redemption rights are subject to the approval of the Superintendent of Financial Institutions Canada.

On or after June 30, 2010, each TD CaTS may, at the option of the holder, be converted semi-annually into one non-cumulative Class A redeemable First Preferred Share, Series A1 of the Bank. By giving at least 60 days' notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $1,000 per TD CaTS together with unpaid distributions to the date of conversion.

Each TD CaTS may be automatically exchanged into one non-cumulative Class A redeemable First Preferred Share, Series A1 of the Bank without the consent of the holder in the following circumstances: (a) proceedings are commenced for the winding-up of the Bank; (b) the Superintendent of Financial Institutions Canada takes control of the Bank; (c) the Bank has Tier 1 capitalization of less than 5% or a total capital ratio of less than 8%; or (d) the Bank fails to comply with a direction of the Superintendent of Financial Institutions Canada to increase its capital or provide additional liquidity.

The distribution rate on the Trust's securities is 7.60% per annum. The Bank has not issued any non-cumulative Class A redeemable First Preferred Share, Series A1 as at October 31, 2006. If issued, these shares would have a dividend rate of 7.6%.

TD CAPITAL TRUST II SECURITIES – SERIES 2012–1

TD Capital Trust II Securities – Series 2012–1 (TD CaTS II), are issued by TD Capital Trust II (Trust II), whose voting securities are 100% owned by the Bank. Trust II is a variable interest entity. As the Bank is not the primary beneficiary of Trust II, the Bank does not consolidate it. The senior deposit note of $350 million that was issued to Trust II is reflected in deposits on the Consolidated Balance Sheet. For regulatory purposes, the $350 million issued by Trust II is considered as part of the Bank's available capital.

Holders of TD CaTS II are eligible to receive semi-annual non-cumulative fixed cash distributions of $33.96 per TD CaTS II. Should Trust II fail to pay the semi-annual distributions in full, the Bank's ability to declare dividends on Bank common and preferred shares would be restricted. The proceeds from the issuance were invested in Bank deposits. Between December 31, 2007 and December 31, 2012, Trust II has the option of redeeming the outstanding TD CaTS II for the greater of: (a) $1,000 together with unpaid distributions to the date of redemption and (b) a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on December 31, 2012 at that time plus .38% together with unpaid distributions to the date of redemption. In the event of an unfavourable change in tax or capital treatment as it applies to Trust II prior to December 31, 2012, Trust II may redeem the outstanding TD CaTS II for a redemption price as calculated above. On or after December 31, 2012, the redemption price would be $1,000 together with unpaid distributions to the date of redemption. Such redemption rights are subject to the approval of the Superintendent of Financial Institutions Canada.

NOTE 13 SHARE CAPITAL

COMMON SHARES

The Bank is authorized by its shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.

Shares Issued and Outstanding

(millions of shares and millions of Canadian dollars)		**2006**		2005		2004
	Number of shares	**Amount**	Number of shares	Amount	Number of shares	Amount
Common:						
Balance at beginning of year	**711.8**	**$5,872**	655.9	$3,373	656.3	$3,179
Issued on exercise of options	**3.4**	**119**	4.3	125	4.4	99
Issued as a result of dividend reinvestment plan	**5.4**	**328**	7.3	380	3.8	174
Impact of shares (acquired) sold in Wholesale Banking	**(.3)**	**(20)**	–	6	(1.0)	(41)
Issued on the acquisition of TD Banknorth	**–**	**–**	44.3	1,988	–	–
Issued on the acquisition of VFC	**1.1**	**70**	–	–	–	–
Purchased for cancellation	**(4.0)**	**(35)**	–	–	(7.6)	(38)
Balance at end of year – common	**717.4**	**$6,334**	711.8	$5,872	655.9	$3,373
Preferred (Class A – Series O):						
Issued during the year	**17.0**	**$ 425**	–	–	–	–
Balance at end of year – preferred	**17.0**	**$ 425**	–	–	–	–

PREFERRED SHARES

On November 1, 2005, the Bank issued 17 million Class A First Preferred Shares, Series O shares for gross cash consideration of $425 million. On or after November 1, 2010, the Bank may redeem all, or from time to time, part of the outstanding Series O shares by payment in cash of $26.00 per share if redeemed prior to October 30, 2011; $25.75 if redeemed on or after October 30, 2011 and prior to October 30, 2012; $25.50 if redeemed on or after October 30, 2012 and prior to October 30, 2013; $25.25 if redeemed on or after October 30, 2013 and prior to October 30, 2014; and $25.00 if redeemed thereafter together with the unpaid dividends to the date of redemption.

The Series O shares pay a quarterly dividend of $.303125 per share.

NORMAL COURSE ISSUER BID

On September 18, 2006, the Bank commenced a normal course issuer bid, effective for up to one year, to repurchase for cancellation, up to four million common shares, representing approximately 0.6% of the Bank's outstanding common shares as at September 8, 2006. This bid was completed in October, 2006 after the purchase of four million shares at a cost of $264 million. There were no purchases made under the Bank's previous normal course issuer bid which expired in February, 2006.

On October 19, 2006, the Bank announced a new normal course issuer bid, subject to regulatory approval, to repurchase for cancellation up to five million common shares, representing approximately 0.7% of the Bank's then outstanding common shares.

DIVIDEND REINVESTMENT PLAN

The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank's treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank's discretion, or from the open market at market price. During the year, a total of 5 million common shares were issued from the Bank's treasury at a discount of 1.0% and an additional .4 million were issued with no discount under the dividend reinvestment plan. In 2005, 7.3 million common shares were issued from the Bank's treasury at a discount of 1%.

DIVIDEND RESTRICTIONS

The Bank is prohibited by the Bank Act from declaring dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the Bank Act or directions of the Superintendent of Financial Institutions Canada. The Superintendent of Financial Institutions Canada administers a restriction under the Bank Act on the Bank's ability to pay dividends and interest distributions on common and preferred shares which assesses the ongoing maintenance by the Bank of satisfactory regulatory capital and liquidity. The Bank does not anticipate that these conditions will restrict it from paying dividends in the normal course of business.

The Bank is also restricted from paying dividends in the event that either TD CaTs and TD CaTs II fails to pay semi-annual distributions in full to holders of their respective trust securities. In addition, the ability to pay dividends on common shares without the approval of the holders of the outstanding preferred shares is restricted unless all interest distributions and dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of interest on preferred shares or dividends on common shares.

The Bank operates various stock-based compensation plans. The Bank uses the fair value method of accounting for all stock option awards. Under this method, the Bank recognizes compensation expense based on the fair value of the options, which is determined by using an option pricing model. The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock. No compensation expense is recorded for 23.9 million stock options awarded and outstanding prior to November 1, 2002, because the Bank prospectively adopted the current accounting standard on stock-based compensation. 8.9 million of these stock options remain unexercised, as at October 31, 2006.

STOCK OPTION PLAN

The Bank maintains a stock option program for certain key employees and non-employee directors. Non-employee directors have not been granted stock options since December, 2001. Options on common shares are periodically granted to eligible employees of the Bank under the plan for terms of seven years (effective December 11, 2003) and vest over a four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the day prior to the date the options were issued. Under this plan, 12.5 million common shares have been reserved for future issuance (2005 – 14.3 million; 2004 – 16.4 million). The outstanding options expire on various dates to August 2013. A summary of the Bank's stock option activity and related information for the years ended October 31 is as follows:

Stock Option Activity

(millions of shares)	**2006**	**Weighted average exercise price**	2005	Weighted average exercise price	2004	Weighted average exercise price
Number outstanding, beginning of year	**19.9**	**$38.08**	22.1	$35.21	24.4	$32.28
Granted	**1.9**	**59.95**	2.2	49.41	2.4	40.95
Exercised	**(3.4)**	**33.78**	(4.3)	28.95	(4.4)	22.12
Forfeited/cancelled	**(.1)**	**43.38**	(.1)	38.46	(.3)	37.79
Number outstanding, end of year	**18.3**	**$41.18**	19.9	$38.08	22.1	$35.21
Exercisable, end of year	**12.9**	**$37.85**	13.2	$36.30	14.1	$33.44

The following table summarizes information relating to stock options outstanding and exercisable at October 31, 2006.

Range of Exercise Prices

	Options outstanding			Options exercisable	
	Number outstanding (millions of shares)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable (millions of shares)	Weighted average exercise price
$17.45 – $25.43	.8	1.7	$23.16	.8	$23.16
$29.80 – $40.43	5.7	4.68	34.15	4.9	34.28
$40.92 – $44.30	7.8	4.43	41.23	6.7	41.27
$49.40 – $55.90	2.1	5.00	49.40	.5	49.40
$57.75 – $60.02	1.9	6.03	59.95	–	–

The fair value of options granted was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions: (i) risk-free interest rate of 3.91% (2005 – 3.7%; 2004 – 4.10%); (ii) expected option life of 5.1 years (2005 – 5.3 years; 2004 – 5 years); (iii) expected volatility of 21.9% (2005 – 25.7%; 2004 – 27.6%); and (iv) expected dividend yield of 2.88% (2005 – 2.84%; 2004 – 2.93%). During the year, 1.9 million (2005 – 2.2 million; 2004 – 2.4 million) options were granted with a weighted average fair value of $11.26 per option (2005 – $10.64 per option; 2004 – $9.37 per option).

During the year, the Bank recognized compensation expense in the Consolidated Statement of Income of $26 million (2005 – $20 million; 2004 – $11 million) for the stock option awards granted.

OTHER STOCK-BASED COMPENSATION PLANS

The Bank operates restricted share unit plans which are offered to certain employees of the Bank. Under these plans, participants are granted restricted share units equivalent to the Bank's common shares that generally vest over three to four years. A liability is accrued by the Bank related to the restricted share units awarded and an incentive compensation expense is recognized in the Consolidated Statement of Income over the vesting period. At the maturity date, the participant receives cash representing the value of the restricted share units. The number of Bank restricted share units under these plans at October 31, 2006 is 9 million (2005 – 11 million; 2004 – 7.9 million).

The Bank also offers deferred share unit plans to eligible executives and non-employee directors. Under these plans, a portion of the participant's annual incentive award may be deferred as share units equivalent to the Bank's common stock. The deferred share units are not redeemable by the participant until retirement, permanent disability or termination of employment or directorship and must be redeemed for cash by the end of the next calendar year. Dividend equivalents accrue to the participants in the form of additional units.

As at October 31, 2006, 2.5 million deferred share units were outstanding (2005 – 2.1 million).

Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of restricted share units and deferred share units are recorded, net of the effects of related hedges, in the Consolidated Statement of Income. For the year ended October 31, 2006, the Bank recognized compensation expense, net of the effects of hedges, for these plans of $129 million (2005 – $113 million; 2004 – $93 million).

EMPLOYEE SAVINGS PLAN

The Bank also operates a share purchase plan available to employees. Under the Bank's Employee Savings Plan (ESP), employees may contribute up to 6% of their annual base earnings to a maximum of $4,500 per calendar year toward the purchase of the Bank's common shares. The Bank matches 50% of the employee contribution amount. The Bank's contributions vest once the employee has completed two years of continuous service with the Bank. For the year ended October 31, 2006, the Bank's contributions totaled $41 million (2005 – $36 million; 2004 – $33 million). As at October 31, 2006, an aggregate of 6 million common shares were held under the ESP (2005 – 5.9 million; 2004 – 5.4 million). The shares in the ESP are purchased in the open market and are considered outstanding for computing the Bank's basic and diluted earnings per share. Dividends earned on Bank common shares held by the ESP are used to purchase additional common shares for the ESP in the open market.

TD BANKNORTH

TD Banknorth Inc. (TD Banknorth) also maintains various stock option plans for key employees and non-employee directors. The options provide holders with the right to purchase common shares of TD Banknorth Inc. at a fixed price. Activity for all stock option plans is summarized below:

TD Banknorth Stock Option Activity

(millions of shares)	**2006**	**Weighted average exercise price**	2005	Weighted average exercise price
Number outstanding, beginning of year	**8.0**	**$30.38**	6.3	$28.36
Granted	**2.6**	**31.34**	2.2	36.31
Exercised	**(.5)**	**25.92**	(.4)	29.11
Forfeited/cancelled	**(.3)**	**32.80**	(.1)	35.95
Number outstanding, end of year	**9.8**	**$29.79**	8.0	$30.38
Exercisable, end of year	**6.3**	**$27.89**	5.0	$28.14

The following table summarizes information relating to stock options outstanding and exercisable at October 31, 2006.

TD Banknorth Range of Exercise Prices

	Options outstanding			Options exercisable	
	Number of shares outstanding (millions of shares)	Weighted average remaining contractual life	Weighted average exercise price	Number of shares outstanding (millions of shares)	Weighted average exercise price
$14.52 - $18.15	.2	3.2578	$15.80	.2	$15.80
$18.15 - $21.78	.6	3.4061	19.55	.6	19.55
$21.78 - $25.41	.7	4.1625	23.30	.7	23.30
$25.41 - $29.04	1.6	5.8088	26.19	1.6	26.19
$29.04 - $32.67	4.7	7.5444	31.84	2.4	31.46
$32.67 - $36.30	2.0	8.0813	34.89	.8	34.84

The fair value of options granted was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions: (i) risk-free interest rate of 4.47% (2005 – 4.17%); (ii) expected option life of 7.5 years (2005 – 7.5 years); (iii) expected volatility of 15.08% (2005 – 13.09%); and (iv) expected dividend yield of 2.78% (2005 – 2.32%). During the year, 2.6 million (2005 – 2.2 million) of options were granted with a weighted average fair value of $5.77 per option (2005 – $6.34 per option).

During the year, TD Banknorth recognized compensation expense in its income statement of $8 million (2005 – $3 million) for the stock option awards granted.

TD BANKNORTH OTHER STOCK-BASED COMPENSATION PLANS

TD Banknorth operates an equity incentive plan for directors, officers and certain employees of TD Banknorth. Under this plan, participants are granted restricted share units to be settled in cash or TD Banknorth's common shares that generally vest at the end of three years. The number of TD Banknorth restricted share units under these plans at October 31, 2006 was 1.4 million (2005 – .7 million).

TD Banknorth offers a performance-based restricted share unit plan to certain executives. This plan provides for the grant of restricted stock units tied to the market value of a common share of the Bank. The cash amount payable in respect of the performance-based restricted stock units is adjusted up or down, up to a maximum of 20%, to reflect the performance of TD Banknorth against an annual operating earnings per share growth target. As at October 31, 2006, .4 million deferred share units were outstanding (2005 – .5 million).

Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of restricted share units and deferred share units are recorded, net of the effects of related hedges, in its income statement. For the year ended October 31, 2006, TD Banknorth recognized compensation expense, net of the effects of hedges, for these plans of $19 million (2005 – $10 million).

In addition, TD Banknorth and its subsidiaries maintain 401(k) plans covering substantially all permanent employees, and an employee stock purchase plan that is available to employees with one year of service.

NOTE 15 | EMPLOYEE FUTURE BENEFITS

The Bank's principal pension plan, The Pension Fund Society of The Toronto-Dominion Bank (the Society), is a defined benefit plan for which membership is voluntary. Benefits under the plan are determined based upon the length of service and the final five year average salary of the member. As a result of the acquisition of CT Financial Services Inc. (CT), the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. Funding for both defined benefit plans is provided by contributions from the Bank and members of the plans. In addition, the Bank maintains other partially funded benefit plans for eligible employees. Related retirement benefits are paid from the Bank's assets and contributions.

The Bank also provides certain post-retirement benefits, post-employment benefits, compensated absence and termination benefits for its employees (non-pension employee benefits), which are generally non-funded. These benefits include health care, life insurance and dental benefits. Employees eligible for the post-retirement benefits are those who retire from the Bank at certain retirement ages. Some retirees may be required to pay a portion of the cost of their benefits. Employees eligible for the post-employment benefits are those on disability and maternity leave.

For the defined benefit plans and the non-pension employee benefit plans, actuarial valuations are prepared at least every three years (and extrapolated in the interim) to determine the present value of the accrued benefit liability. Pension and non-pension benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management's best estimates of investment returns on the plan's assets, compensation increases, retirement ages of employees and estimated health care costs. The discount rate used to value liabilities is based on long-term corporate AA bond yields as of the valuation date. The expense includes the cost of benefits for the current year's service, interest expense on liabilities, expected income on plan assets based on fair market values and the amortization of plan amendments on a straight-line basis over the expected average remaining service life of the employee group (expected average remaining period to full eligibility for non-pension post-retirement benefits). The excess, if any, of the net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair market value of plan assets is also amortized over the expected average remaining service life of the employee group. The expected average remaining service life of active employees of the Bank's principal pension plan and the principal non-pension post-retirement benefit plans is 10 years and 16 years respectively. The expected average remaining period to full eligibility for the principal non-pension post-retirement plans is 11 years. The cumulative difference between expense and funding contributions is reported on the Consolidated Balance Sheet in other assets or other liabilities.

For the defined contribution plans, annual pension expense is equal to the Bank's contributions to the plan.

PENSION BENEFIT PLAN

The Bank's principal pension plan is funded by contributions from the Bank and from members. In accordance with legislation, the Bank contributes amounts determined on an actuarial basis to the plan and has the ultimate responsibility for ensuring that the liabilities of the plan are adequately funded over time.

The table on the following page presents the financial position of the Bank's principal pension plan. The pension plan assets and obligations are measured as at July 31.

The Bank's contributions to the principal pension plan during 2006 were $60 million. These contributions were made in accordance with the actuarial valuation report for funding purposes as at October 31, 2004. The next valuation for funding purposes must be as of a date no later than October 31, 2007.

To develop the expected long term rate of return on assets assumption for the Bank's principal pension plan, the Bank considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the fund. This resulted in the selection of a long term rate of return on assets assumption of 6.75%.

The effect of a one percentage point increase or decrease in the expected return on assets assumption on the 2006 pension expense would be a $19 million decrease or increase, respectively.

The Bank's principal pension plan weighted average asset allocations at July 31, by asset category are as follows:

Asset Allocation

Security	**2006**	2005	2004
Equity	**62%**	60%	56%
Debt	**36**	39	43
Cash equivalents	**2**	1	1
Total	**100%**	100%	100%

For 2006 the Bank's principal pension plan's net assets included funded investments in the Bank and its affiliates which had a market value of $6 million (2005 – $6 million; 2004 – $3 million).

The investments of the Bank's principal pension plan are managed utilizing a balanced approach with the primary objective of achieving a real rate of return of 3%. Accordingly, the allowable asset mix range are detailed in the following table:

Asset Mix

Security	Acceptable range
Equity	50%-65%
Debt	30%-48%
Cash equivalents	0%-4%

The investment policy for the Bank's principal pension plan is detailed below. The plan was in compliance with its investment policy throughout the year.

Futures contracts and options can be utilized provided they do not create additional financial leverage. However, The Society invests in hedge funds, which normally will employ leverage when executing their investment strategy. Substantially all assets must have readily ascertainable market values.

The equity portfolio will be generally fully invested and broadly diversified primarily in medium to large capitalization quality companies and income trusts with no individual holding exceeding 10% of the equity portfolio at any time. Foreign equities and American Depository Receipts of similar high quality may also be included to further diversify the portfolio.

Debt instruments of a non-government entity must not exceed 10% of the total debt portfolio. Corporate debt issues generally must meet or exceed a credit rating of BBB at the time of purchase and during the holding period. There are no limitations on the maximum amount allocated to each credit rating within the debt portfolio.

Plan Benefit Obligations, Assets and Funded Status

(millions of Canadian dollars)	2006	2005	2004
Accumulated benefit obligation at end of period	**$1,783**	$1,810	$1,446
Change in projected benefit obligation			
Projected benefit obligation at beginning of period	**1,978**	1,535	1,418
Service cost – benefits earned	**71**	46	38
Interest cost on projected benefit obligation	**105**	101	94
Members' contributions	**29**	26	26
Benefits paid	**(114)**	(93)	(95)
Actuarial (gains) losses	**–**	(9)	2
Change in actuarial assumptions	**(96)**	318	44
Plan amendments	**6**	54	8
Projected benefit obligation at end of period	**1,979**	1,978	1,535
Change in plan assets			
Plan assets at fair market value at beginning of period	**1,907**	1,650	1,507
Actual income on plan assets	**67**	78	61
Gain (loss) on disposal of investments	**(113)**	286	204
Members' contributions	**29**	26	26
Employer's contributions	**60**	64	46
Increase (decrease) in unrealized gains on investments	**185**	(95)	(86)
Benefits paid	**(114)**	(93)	(95)
General and administrative expenses	**(6)**	(9)	(14)
Other	**–**	–	1
Plan assets at fair market value at end of period	**2,015**	1,907	1,650
Excess (deficit) of plan assets over projected benefit obligation	**36**	(71)	115
Unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions	**293**	416	265
Unrecognized prior service costs	**61**	62	14
Employer's contributions in fourth quarter	**14**	15	22
Prepaid pension expense	**$ 404**	$ 422	$ 416

Annual expense			
Net pension expense includes the following components:			
Service cost – benefits earned	**$ 71**	$ 46	$ 38
Interest cost on projected benefit obligation	**105**	101	94
Actual return on plan assets	**(133)**	(260)	(165)
Actuarial (gains) losses	**(96)**	309	46
Plan amendments	**6**	54	8
Difference between costs arising in the period and costs recognized in the period in respect of:			
Return on plan assets[1]	**5**	149	64
Actuarial (gains) losses[2]	**118**	(300)	(31)
Plan amendments[3]	**2**	(48)	(7)
Pension expense	**$ 78**	$ 51	$ 47
Actuarial assumptions used to determine the annual expense			
Weighted average discount rate for projected benefit obligation	**5.20%**	6.40%	6.50%
Weighted average rate of compensation increase	**3.50**	3.50	3.50
Weighted average expected long-term rate of return on plan assets[4]	**6.75**	6.75	6.75
Actuarial assumptions used to determine the benefit obligation at end of period			
Weighted average discount rate for projected benefit obligation	**5.50%**	5.20%	6.40%
Weighted average rate of compensation increase	**3.50**	3.50	3.50
Weighted average expected long term rate of return on plan assets[4]	**6.75**	6.75	6.75

[1] Includes expected return on plan assets of $128 million (2005 – $111 million; 2004 – $101 million) less actual return on plan assets of $133 million (2005 – $260 million; 2004 – $165 million).

[2] Includes loss recognized in fiscal 2006 of $22 million (2005 – $9 million; 2004 – $15 million) less actuarial (gains) losses on projected benefit obligation in the year of $(96) million (2005 – $309 million; 2004 – $46 million).

[3] Includes amortization of costs for plan amendments in fiscal 2006 of $8 million (2005 – $6 million; 2004 – $1 million) less actual cost of plan amendments in the year of $6 million (2005 – $54 million; 2004 – $8 million).

[4] Net of fees and expenses.

OTHER PENSION PLANS

CT Pension Plan

As a result of the acquisition of CT, the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. The defined benefit portion was closed to new members after May 31, 1987. CT employees joining the plan on or after June 1, 1987 were only eligible to join the defined contribution portion. Effective August 2002, the defined contribution portion of the plan was closed to new contributions from active employees and employees eligible for that plan became eligible to join the Bank's principal pension plan. Funding for the defined benefit portion is provided by contributions from the Bank and members of the plan. The pension plan assets and obligations are measured as at July 31. The following table presents the financial position of the defined benefit portion of the CT Plan.

CT Pension Plan Obligations and Assets

(millions of Canadian dollars)	**2006**	2005	2004
Projected benefit obligation at end of period	**$343**	$352	$308
Plan assets at fair market value at end of period	**358**	365	308
Prepaid pension expense	**77**	79	53
Pension expense	**5**	5	4

TD Banknorth Pension Plan

TD Banknorth has a noncontributory defined benefit retirement plan covering most permanent, full-time employees. Supplemental retirement plans have also been adopted for certain key officers. In addition, TD Banknorth and its subsidiaries sponsor limited post-retirement benefit programs which provide medical coverage and life insurance benefits to a closed group of employees and directors who meet minimum age and service requirements.

The plan assets and obligations are measured as at December 31. The following table presents the financial position of the defined benefit portion of TD Banknorth's pension plan.

TD Banknorth Plan Obligations and Assets

(millions of Canadian dollars)	**2006**	2005	2004
Projected benefit obligation at end of period	**$304**	$278	N/A
Plan assets at fair market value at end of period	**334**	307	
Prepaid pension expense	**122**	112	
Pension expense	**7**	5[1]	

[1] Pension expense for the seven months ended September 30, 2005.

Supplemental Employee Retirement Plans

The following table presents the financial position of the Bank's largest other benefit plans. These plans are supplemental employee retirement plans which are partially funded for eligible employees. The benefit plans assets and obligations are measured as at July 31.

(millions of Canadian dollars)	**2006**	2005	2004
Projected benefit obligation at end of period	**$332**	$328	$289
Plan assets at fair market value at end of period	**–**	5	9
Accrued benefit liability	**252**	226	205
Pension expense	**34**	29	28

Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

Amounts Recognized in the Consolidated Balance Sheet

(millions of Canadian dollars)	**2006**	2005
Other Assets		
Principal Pension Plan	**$404**	$422
CT Pension Defined Benefit Plan	**77**	79
TD Banknorth Defined Benefit Plan	**122**	105
Prepaid pension expense	**603**	606
Other Liabilities		
Non-Pension Post Retirement Benefit Plan	**303**	277
Supplemental Employee Retirement Plan	**252**	226
Other employee future benefits – net	**26**	–
Accrued benefit liability	**581**	503
Net amount recognized as at October 31	**$ 22**	$103

NON-PENSION POST-RETIREMENT BENEFIT PLANS

In addition to the Bank's pension plans, the Bank also provides certain health care, life insurance and dental benefits to retired employees. The table below presents the financial position of the Bank's principal non-pension post-retirement benefit plans. The principal non-pension post-retirement plan obligations are measured as at July 31.

Other Post-retirement Obligations

(millions of Canadian dollars)	**2006**	2005	2004
Change in projected benefit obligation			
Projected benefit obligation at beginning of period	**$436**	$302	$268
Service cost – benefits earned	**12**	10	9
Interest cost on projected benefit obligation	**20**	20	19
Plan amendments	**(65)**	–	–
Benefits paid	**(8)**	(7)	(8)
Actuarial (gains) losses	**(21)**	111	14
Projected benefit obligation at end of period	**374**	436	302
Unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions	**128**	157	48
Unamortized past service costs	**(59)**	–	–
Employer's contributions	**2**	2	2
Accrued benefit liability	**$303**	$277	$252
Annual expense			
Net non-pension post-retirement benefit expense includes the following components:			
Service cost – benefits earned	**$ 12**	$ 10	$ 9
Interest cost on projected benefit obligation	**20**	20	19
Actuarial (gains) losses	**(21)**	111	14
Plan amendments	**(65)**	–	–
Difference between costs arising in the period and costs recognized in the period in respect of:			
Actuarial (gains) losses[1]	**29**	(110)	(14)
Plan amendments[2]	**59**	–	–
Non-pension post-retirement benefit expense	**$ 34**	$ 31	$ 28
Actuarial assumptions used to determine the annual expense			
Weighted-average discount rate for projected benefit obligation	**5.30%**	6.60%	6.75%
Weighted-average rate of compensation increase	**3.50**	3.50	3.50
Actuarial assumptions used to determine the benefit obligation at end of period			
Weighted-average discount rate for projected benefit obligation	**5.60%**	5.30%	6.60%
Weighted-average rate of compensation increase	**3.50**	3.50	3.50

[1] Includes loss recognized in fiscal 2006 of $8 million (2005 – $1 million; 2004 – nil) less actuarial (gains) losses on projected benefit obligation in the year of $(21) million (2005 – $111 million; 2004 – $14 million).

[2] Includes amortization of costs for plan amendments in fiscal 2006 of $(6) million (2005 – nil; 2004 –nil) less actual cost of plan amendments in the year of $(65) million (2005 – nil; 2004 – nil).

The assumed health care cost increase rate for the next year used to measure the expected cost of benefits covered for the principal non-pension post-retirement benefit plans is 7.1%. The rate is assumed to decrease gradually to 4.2% by the year 2014 and remain at that level thereafter.

For 2006, the effect of a one percentage point increase or decrease in the assumed health care cost trend rate on the benefit expense is a $2 million increase and a $2 million decrease, respectively, and on the benefit obligation, a $32 million increase and a $27 million decrease, respectively.

CASH FLOWS

The Bank's contributions to its pension plans and its principal non-pension post-retirement benefit plans are as follows:

Pension Plan Contributions

(millions of Canadian dollars)	**2006**	2005	2004
Principal pension plan	**$60**	$ 57	$55
CT Defined Benefit Pension Plan	**3**	31	2
Supplemental employee retirement plans	**10**	8	8
Non-pension post-retirement benefit plans	**8**	7	8
Total	**$81**	$103	$73

Estimated Contributions

In 2007, the Bank or its subsidiaries expect to contribute $68 million to the principal pension plan, $3 million to the CT Defined Benefit Pension Plan, $34 million to the TD Banknorth Defined Benefit Pension Plan, $12 million to the Bank's supplemental employee retirement plans and $11 million for the principal non-pension post-retirement benefit plans. Future contribution amounts may change upon the Bank's review of its contribution levels during the year.

Estimated Future Benefit Payments

Estimated future benefit payments under the Bank's principal pension plan are $104 million for 2007; $104 million for 2008; $104 million for 2009; $105 million for 2010; $107 million for 2011; $564 million for 2012 to 2016.

Estimated future benefit payments under the principal non-pension post-retirement benefit plans are $11 million for 2007; $12 million for 2008; $13 million for 2009; $14 million for 2010; $15 million for 2011; $98 million for 2012 to 2016.

NOTE 16	INCOME TAXES

The Bank recognizes both the current and future income tax of all transactions that have been recognized in the Consolidated Financial Statements. Future income tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. The Bank records a valuation allowance to the extent the future tax asset exceeds the amount that is more likely than not to be realized.

Provision for Income Taxes

(millions of Canadian dollars)	**2006**	2005	2004
Provision for (benefit of) income taxes – Consolidated Statement of Income			
Current income taxes	**$ 888**	$ 960	$ 675
Future income taxes	**(14)**	(261)	128
	874	699	803
Provision for (benefit of) income taxes – Consolidated Balance Sheet[1]			
Current income taxes	**219**	96	399
Future income taxes	**(3)**	–	–
	216	96	399
Total	**$1,090**	$ 795	$1,202
Current income taxes			
Federal	**$ 600**	$ 454	$ 586
Provincial	**339**	230	289
Foreign	**168**	372	199
	1,107	1,056	1,074
Future income taxes			
Federal	**(49)**	(220)	62
Provincial	**(26)**	(105)	35
Foreign	**58**	64	31
	(17)	(261)	128
Total	**$1,090**	$ 795	$1,202

[1] Includes the foreign currency translation tax provision of $209 million in fiscal 2006 (2005 – $141 million; 2004 – $400 million). In fiscal 2005, a benefit of $45 million for the TD Banknorth currency hedging loss is recorded in goodwill.

Indicated below are the statutory income tax rates and income taxes reconciled to the effective income tax rates and provisions for income taxes that we have recorded in the Consolidated Statement of Income.

Reconciliation to Statutory Tax Rate

(millions of Canadian dollars)		**2006**		2005		2004
Income taxes at Canadian statutory income tax rate	**$1,934**	**35.0%**	$1,072	35.0%	$1,065	35.1%
Increase (decrease) resulting from:						
Dividends received	**(234)**	**(4.2)**	(232)	(7.6)	(205)	(6.8)
Rate differentials on international operations	**(248)**	**(4.5)**	(215)	(7.0)	(215)	(7.1)
Items related to dilution gains and losses	**(582)**	**(10.5)**	163	5.3	–	–
Future federal and provincial tax rate changes	**10**	**.2**	–	–	52	1.7
Federal large corporations tax	**(3)**	**(.1)**	9	.3	12	.4
Other – net	**(3)**	**(.1)**	(98)	(3.2)	94	3.2
Provision for income taxes and effective income tax rate	**$ 874**	**15.8%**	$ 699	22.8%	$ 803	26.5%

The net future tax asset which is reported in other assets is composed of:

Net Future Tax Asset

(millions of Canadian dollars)	2006	2005
Future income tax assets		
Allowance for credit losses	**$ 268**	$ 333
Premises and equipment	**237**	251
Deferred income	**12**	20
Securities	**193**	201
Goodwill	**77**	85
Employee benefits	**384**	361
Other	**248**	382
Total future income tax assets	**1,419**	1,633
Valuation allowance	**(46)**	(58)
Future income tax assets	**1,373**	1,575
Future income tax liabilities		
Intangible assets	**(678)**	(711)
Employee benefits	**(153)**	(146)
Other	**(5)**	(198)
Future income tax liabilities	**(836)**	(1,055)
Net future income tax asset[1]	**$ 537**	$ 520

[1] Included in the October 31, 2006 net *future income tax* asset are future income tax assets (liabilities) of $329 million (2005 – $254 million) in Canada, $192 million (2005 – $247 million) in the United States and $16 million (2005 – $19 million) in International jurisdictions.

Earnings of certain subsidiaries would be subject to additional tax only upon repatriation. The Bank has not recognized a future income tax liability for this additional tax since it does not currently plan to repatriate the undistributed earnings. If all the undistributed earnings of the operations of these subsidiaries were repatriated, estimated additional taxes payable would be $454 million at October 31, 2006 (2005 – $264 million).

NOTE 17 FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables present the fair value of both on- and off-balance sheet financial instruments, based on the valuation approach set out below. Fair value represents the Bank's estimate of the price at which a financial instrument could be exchanged in an arm's length transaction in the normal course of business between willing parties who are under no compulsion to act. Fair value is best evidenced by a quoted market price, if one exists. The Bank calculates fair values based on the following methods of valuation and assumptions:

For certain assets and liabilities which are short term in nature or contain variable rate features, fair value is considered to be equal to carrying value. These items are not listed below. The estimated fair value of securities, both trading and investment, is considered to be the estimated market values reported in Note 2.

The estimated fair value of loans reflects changes in interest rates which have occurred since the loans were originated and changes in the creditworthiness of individual borrowers. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at market interest rates for loans with similar credit risks. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk. For floating-rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, fair value is assumed to equal carrying value. The fair value of credit derivatives is disclosed separately in Note 19.

The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms. For deposits with no defined maturities, the Bank considers fair value to equal cash value based on book value being the equivalent to the amount payable on the reporting date. The estimated fair value of the subordinated notes and debentures is determined by reference to quoted market prices.

Financial Assets and Liabilities

(millions of Canadian dollars)		2006		2005
Consolidated Balance Sheet	**Carrying value**	**Estimated fair value**	Carrying value	Estimated fair value
Assets				
Securities	**$124,458**	**$125,254**	$108,096	$108,883
Loans	**160,608**	**160,464**	152,243	152,359
Liabilities				
Deposits	**260,907**	**260,806**	246,981	247,009
Subordinated notes and debentures	**6,900**	**7,168**	5,138	5,497

The estimated fair value of exchange-traded derivative financial instruments is based on quoted market rates. This results in minimal fair values as these instruments are effectively settled on a daily basis. The estimated fair value of over-the-counter derivative financial instruments is determined using valuation models that incorporate prevailing market rates and prices on underlying instruments with similar maturities and characteristics.

Fair value is determined using the midpoint between quoted market prices whenever possible. The market value of over-the-counter trading derivatives is estimated using well established models but is recorded net of valuation adjustments which recognize the need to cover market, liquidity, model and credit risks not appropriately captured by the models. If the model includes inputs that are not observable in the market, inception gains and losses associated with these contracts are deferred and recognized as the input becomes observable.

Fair Value of Derivative Financial Instruments (See also Note 19)

(millions of Canadian dollars)				2006		2005
	Average fair value for the year[1]		Year-end fair value		Year-end fair value	
	Positive	Negative	Positive	Negative	Positive	Negative
Derivative financial instruments held or issued for trading purposes:						
Interest rate contracts						
Forward rate agreements	$ 17	$ 17	$ 6	$ 13	$ 28	$ 19
Swaps	11,080	11,794	9,536	10,586	11,683	12,032
Options written	–	1,429	–	1,101	–	1,567
Options purchased	1,293	–	1,128	–	1,014	–
Total interest rate contracts	12,390	13,240	10,670	11,700	12,725	13,618
Foreign exchange contracts						
Forward contracts	3,747	3,653	2,837	2,717	4,656	3,727
Swaps	3,125	698	3,008	850	2,786	525
Cross-currency interest rate swaps	5,796	7,383	4,987	6,133	5,118	6,573
Options written	–	661	–	457	–	986
Options purchased	634	–	446	–	869	–
Total foreign exchange contracts	13,302	12,395	11,278	10,157	13,429	11,811
Other contracts						
Credit derivatives	711	947	938	1,169	484	674
Other contracts[2]	6,475	7,162	4,959	6,311	7,013	7,395
Fair value – trading	$32,878	$33,744	$27,845	$29,337	$33,651	$33,498
Derivative financial instruments held or issued for non-trading purposes:						
Interest rate contracts						
Forward rate agreements			1	–	–	–
Swaps			482	404	506	361
Options written			–	–	–	–
Options purchased			5	–	32	–
Total interest rate contracts			488	404	538	361
Foreign exchange contracts						
Forward contracts			523	222	697	59
Cross-currency interest rate swaps			–	–	6	612
Total foreign exchange contracts			523	222	703	671
Credit derivatives			8	36	35	42
Other contracts[2]			810	–	539	–
Fair value – non-trading			1,829	662	1,815	1,074
Total fair value			$29,674	$29,999	$35,466	$34,572

[1] The average fair value of trading derivative financial instruments for the year ended October 31, 2005 was: Positive $35,684 million and Negative $35,401 million. Averages are calculated on a monthly basis.

[2] Includes equity and commodity derivatives.

NOTE 18 INTEREST RATE RISK

The Bank earns and pays interest on certain assets and liabilities. To the extent that the assets, liabilities and financial instruments mature or reprice at different points in time, the Bank is exposed to interest rate risk. The table on the following page details the earlier of the maturity or repricing date of interest-rate sensitive instruments. Contractual repricing dates may be adjusted according to management's estimates for prepayments or early redemptions that are independent of changes in interest rates. Off-balance sheet transactions include the notional amounts only for transactions that are put into place as hedges of items not included in the trading account. Certain assets and liabilities are shown as non-rate sensitive although the profile assumed for actual management may be different. Trading securities are presented in the floating rate category.

Interest Rate Risk

(billions of Canadian dollars)

2006	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	1 year to 5 years	Over 5 years	Non-interest sensitive	Total
Assets								
Cash resources and other	$ 4.1	$ 3.4	$ .5	$ 8.0	$ –	$ –	$ 2.8	$ 10.8
Effective yield		*3.5%*	*4.7%*					
Investment securities	$ .3	$ 6.1	$ 9.9	$ 16.3	$ 26.5	$ 1.8	$ 2.4	$ 47.0
Effective yield		*4.4%*	*1.7%*		*3.7%*	*5.2%*		
Trading securities	$ 77.5	$ –	$ –	$ 77.5	$ –	$ –	$ –	$ 77.5
Securities purchased under resale agreements	$ 5.2	$ 17.7	$ 4.7	$ 27.6	$ –	$ 2.0	$ 1.3	$ 30.9
Effective yield		*4.3%*	*5.1%*			*5.5%*		
Loans	$ 15.3	$ 70.0	$ 17.8	$ 103.1	$ 51.0	$ 6.2	$ .3	$ 160.6
Effective yield		*5.7%*	*5.8%*		*5.5%*	*5.8%*		
Other	$ 37.4	$ –	$ –	$ 37.4	$ –	$ –	$ 28.7	$ 66.1
Total assets	**$139.8**	**$ 97.2**	**$ 32.9**	**$ 269.9**	**$ 77.5**	**$10.0**	**$ 35.5**	**$ 392.9**
Liabilities and shareholders' equity								
Deposits	$ 54.6	$ 78.8	$ 49.7	$ 183.1	$ 31.6	$ .9	$ 45.3	$ 260.9
Effective yield		*3.2%*	*3.9%*		*3.4%*	*4.9%*		
Obligations related to securities sold short	$ 27.1	$ –	$ –	$ 27.1	$ –	$ –	$ –	$ 27.1
Obligations related to securities sold under repurchase agreements	$ 2.6	$ 13.3	$ 2.1	$ 18.0	$ –	$ –	$ .7	$ 18.7
Effective yield		*4.1%*	*4.3%*					
Subordinated notes and debentures	$ –	$ –	$ –	$ –	$ .2	$ 6.7	$ –	$ 6.9
Effective yield					*7.1%*	*5.7%*		
Other	$ 38.0	$ –	$ .4	$ 38.4	$ .9	$ .6	$ 19.8	$ 59.7
Shareholders' equity	$ –	$ –	$ –	$ –	$ –	$ .4	$ 19.2	$ 19.6
Total liabilities and shareholders' equity	**$122.3**	**$ 92.1**	**$ 52.2**	**$ 266.6**	**$ 32.7**	**$ 8.6**	**$ 85.0**	**$ 392.9**
On-balance sheet position	**$ 17.5**	**$ 5.1**	**$(19.3)**	**$ 3.3**	**$ 44.8**	**$ 1.4**	**$(49.5)**	**$ –**
Total pay side instruments[1]	$ –	$ (93.3)	$ (18.7)	$(112.0)	$(86.8)	$ (1.5)	$ –	$(200.3)
Effective yield		*4.5%*	*2.9%*		*3.0%*	*4.2%*		
Total receive side instruments[1]	$ –	$ 81.3	$ 32.5	$ 113.8	$ 84.6	$ 1.9	$ –	$ 200.3
Effective yield		*3.7%*	*3.7%*		*2.9%*	*6.3%*		
Off-balance sheet position	**$ –**	**$ (12.0)**	**$ 13.8**	**$ 1.8**	**$ (2.2)**	**$ .4**	**$ –**	**$ –**
Net position	**$ 17.5**	**$ (6.9)**	**$ (5.5)**	**$ 5.1**	**$ 42.6**	**$ 1.8**	**$(49.5)**	**$ –**

[1] Notional principal amounts.

Interest Rate Risk by Currency

(billions of Canadian dollars)

2006	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	1 year to 5 years	Over 5 years	Non-interest sensitive	Total
Canadian currency on-balance sheet position	**$ (2.0)**	**$35.1**	**$(14.1)**	**$19.0**	**$35.3**	**$(1.0)**	**$(47.8)**	**$ 5.5**
Foreign currency on-balance sheet position	**19.5**	**(30.0)**	**(5.2)**	**(15.7)**	**9.5**	**2.4**	**(1.7)**	**(5.5)**
On-balance sheet position	**17.5**	**5.1**	**(19.3)**	**3.3**	**44.8**	**1.4**	**(49.5)**	**–**
Canadian currency off-balance sheet position	**–**	**(14.9)**	**10.9**	**(4.0)**	**27.2**	**.3**	**–**	**23.5**
Foreign currency off-balance sheet position	**–**	**2.9**	**2.9**	**5.8**	**(29.4)**	**.1**	**–**	**(23.5)**
Off-balance sheet position	**–**	**(12.0)**	**13.8**	**1.8**	**(2.2)**	**.4**	**–**	**–**
Net position	**$17.5**	**$ (6.9)**	**$ (5.5)**	**$ 5.1**	**$42.6**	**$ 1.8**	**$(49.5)**	**$ –**

Interest Rate Risk

(billions of Canadian dollars)

2005	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	1 year to 5 years	Over 5 years	Non-interest sensitive	Total
Total assets	$133.1	$100.9	$26.1	$260.1	$61.5	$7.7	$ 35.9	$365.2
Total liabilities and shareholders' equity	96.3	114.4	40.8	251.5	29.9	8.8	75.0	365.2
On-balance sheet position	36.8	(13.5)	(14.7)	8.6	31.6	(1.1)	(39.1)	–
Off-balance sheet position	–	(21.8)	21.6	(.2)	(.7)	.9	–	–
Net position	$ 36.8	$ (35.3)	$ 6.9	$ 8.4	$30.9	$ (.2)	$ (39.1)	$ –

Derivative financial instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities or other financial measures. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts.

The Bank uses these instruments to manage the risks associated with its funding and investing strategies or for trading purposes.

DERIVATIVES HELD FOR TRADING PURPOSES
The Bank enters into trading derivative contracts to meet the needs of its customers and to enter into trading positions, and in certain cases, to manage risk. Trading derivatives are recorded at fair value with the resulting realized and unrealized gains or losses recognized immediately in other income.

DERIVATIVES HELD FOR NON-TRADING PURPOSES
Derivatives used for risk management purposes are generally classified by the Bank as non-trading derivatives and receive hedge accounting treatment. Non-trading derivatives are generally recorded off-balance sheet as hedges with the realized and unrealized gains and losses resulting from these contracts recognized in income on a basis consistent with the hedged on-balance sheet financial asset or liability or the hedged off-balance sheet anticipated transaction. Premiums on purchased options are deferred at inception and amortized into other income over the contract life.

HEDGING RELATIONSHIPS
To qualify for hedge accounting, the details of the hedging relationship must be formally documented at inception of the relationship. The hedge documentation must describe the risk management objective, identify the nature of the hedging strategy, describe the hedged item, identify the specific risk(s) that are being hedged, provide a description of the hedging instrument and explain how hedge effectiveness is being assessed.

The hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. Effectiveness is evaluated on a prospective and retrospective basis. If a hedge relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in earnings.

The Bank's non-trading derivatives that have been designated in a hedging relationship and meet the effectiveness test, are considered effective. Ineffective hedging relationships and hedges not designated in a hedging relationship are carried at fair value and will result in earnings volatility.

The Bank's credit default swap portfolio with a notional value of $3 billion does not qualify for hedge accounting and has been carried at fair value. The earnings impact of derivatives not qualifying for hedge accounting was $7 million income after-tax (2005 – $17 million income after tax).

Hedges of interest rate commitments are also carried at fair value. The upfront commitment cost, net of payoffs, is deferred and amortized over the life of the underlying mortgage.

DERIVATIVE PRODUCT TYPES
The majority of the Bank's derivative contracts are over-the-counter transactions that are privately negotiated between the Bank and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.

INTEREST RATE DERIVATIVES
Forward rate agreements are over-the-counter contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.

Interest rate swaps are over-the-counter contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing the Bank's interest rate exposure, the Bank acts as both a writer and purchaser of these options. Options are transacted both over-the-counter and through exchanges.

Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

FOREIGN EXCHANGE DERIVATIVES
Foreign exchange forwards are over-the-counter contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

Foreign exchange futures contracts are similar to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

CREDIT DERIVATIVES
Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are credit default swaps (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

OTHER DERIVATIVES
The Bank also transacts equity and commodity derivatives in both the exchange and over-the-counter markets.

Equity swaps are over-the-counter contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both over-the-counter and through exchanges.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Commodity contracts include commodity forward, futures, swaps and options, such as precious metals and energy-related products in both over-the-counter and exchange markets.

NOTIONAL AMOUNTS

The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional principal amounts do not represent the potential gain or loss associated with market risk and are not indicative of the credit risk associated with derivative financial instruments.

EMBEDDED DERIVATIVES

Certain of the Bank's deposit obligations that vary according to the performance of certain equity levels or indices, may be subject to a guaranteed minimum redemption amount and have an embedded derivative. The Bank accounts for the embedded derivative of such variable obligations at fair value with changes in fair value reflected in income as they arise. The Bank does not expect any future earnings volatility as the embedded derivatives are effectively hedged.

Over-the-counter and Exchange Traded Derivative Financial Instruments

(billions of Canadian dollars)					**2006**	2005
	Trading					
Notional principal	**Over-the-counter**	**Exchange traded**	**Total trading**	**Total Non-trading**	**Total**	Total
Interest rate contracts						
Futures	**$ –**	**$279.9**	**$ 279.9**	**$ –**	**$ 279.9**	$ 267.9
Forward rate agreements	**46.1**	**–**	**46.1**	**4.8**	**50.9**	103.9
Swaps	**978.9**	**–**	**978.9**	**119.7**	**1,098.6**	1,017.5
Options written	**125.6**	**31.2**	**156.8**	**.1**	**156.9**	89.7
Options purchased	**121.8**	**22.1**	**143.9**	**22.0**	**165.9**	83.8
Total interest rate contracts	**1,272.4**	**333.2**	**1,605.6**	**146.6**	**1,752.2**	1,562.8
Foreign exchange contracts						
Futures	**–**	**1.2**	**1.2**	**–**	**1.2**	.4
Forward contracts	**254.3**	**–**	**254.3**	**30.2**	**284.5**	331.2
Swaps	**14.8**	**–**	**14.8**	**–**	**14.8**	14.2
Cross-currency interest rate swaps	**173.0**	**–**	**173.0**	**–**	**173.0**	160.6
Options written	**22.2**	**–**	**22.2**	**–**	**22.2**	35.2
Options purchased	**19.8**	**–**	**19.8**	**–**	**19.8**	44.9
Total foreign exchange contracts	**484.1**	**1.2**	**485.3**	**30.2**	**515.5**	586.5
Credit derivatives	**155.8**	**–**	**155.8**	**3.0**	**158.8**	104.4
Other contracts[1]	**113.3**	**49.3**	**162.6**	**3.2**	**165.8**	184.7
Total	**$2,025.6**	**$383.7**	**$2,409.3**	**$183.0**	**$2,592.3**	$2,438.4

[1] Includes equity and commodity derivatives.

Derivative Financial Instruments by Term to Maturity

(billions of Canadian dollars)					**2006**	2005
	Remaining term to maturity					
Notional principal	**Within 1 year**	**1 to 3 years**	**3 to 5 years**	**Over 5 years**	**Total**	Total
Interest rate contracts						
Futures	**$ 221.8**	**$ 51.6**	**$ 6.5**	**$ –**	**$ 279.9**	$ 267.9
Forward rate agreements	**46.1**	**4.7**	**–**	**.1**	**50.9**	103.9
Swaps	**418.5**	**254.0**	**206.5**	**219.6**	**1,098.6**	1,017.5
Options written	**110.5**	**19.6**	**10.9**	**15.9**	**156.9**	89.7
Options purchased	**116.6**	**25.2**	**8.5**	**15.6**	**165.9**	83.8
Total interest rate contracts	**913.5**	**355.1**	**232.4**	**251.2**	**1,752.2**	1,562.8
Foreign exchange contracts						
Futures	**1.2**	**–**	**–**	**–**	**1.2**	.4
Forward contracts	**245.1**	**29.0**	**10.4**	**–**	**284.5**	331.2
Swaps	**2.8**	**2.1**	**4.2**	**5.7**	**14.8**	14.2
Cross-currency interest rate swaps	**44.1**	**48.3**	**29.8**	**50.8**	**173.0**	160.6
Options written	**16.3**	**4.1**	**1.7**	**.1**	**22.2**	35.2
Options purchased	**14.2**	**3.8**	**1.7**	**.1**	**19.8**	44.9
Total foreign exchange contracts	**323.7**	**87.3**	**47.8**	**56.7**	**515.5**	586.5
Credit derivatives	**11.4**	**25.0**	**59.0**	**63.4**	**158.8**	104.4
Other contracts[1]	**112.1**	**39.7**	**9.3**	**4.7**	**165.8**	184.7
Total	**$1,360.7**	**$507.1**	**$348.5**	**$376.0**	**$2,592.3**	$2,438.4

[1] Includes equity and commodity derivatives.

DERIVATIVE-RELATED RISKS

Market Risk
Derivative instruments, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. This market risk is managed by senior officers responsible for the Bank's trading business and is monitored independently by the Bank's Risk Management Group.

Credit Risk
Credit risk on derivative financial instruments is the risk of a financial loss occurring as a result of a default of a counterparty on its obligation to the Bank. The treasury credit area is responsible for the implementation of and compliance with credit policies established by the Bank for the management of derivative credit exposures. Derivative-related credit risks are subject to the same credit approval, limit and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluation of counterparties as to creditworthiness, and managing the size, diversification and maturity structure of the portfolios. The credit risk of derivatives traded over-the-counter is limited by dealing with counterparties that are creditworthy, and by actively pursuing risk mitigation opportunities through the use of multi-product derivative master netting agreements, collateral and other credit mitigation techniques. In the following table, the current replacement cost, which is the positive fair value of all outstanding derivative financial instruments, represents the Bank's maximum derivative credit exposure. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors supplied by the Office of the Superintendent of Financial Institutions Canada to the notional principal amount of the instruments. The risk-weighted amount is determined by applying standard measures of counterparty credit risk to the credit equivalent amount.

Credit Exposure of Derivative Financial Instruments

(millions of Canadian dollars)			**2006**			2005
	Current replace-ment cost[1]	**Credit equivalent amount**	**Risk-weighted amount**	Current replace-ment cost[1]	Credit equivalent amount	Risk-weighted amount
Interest rate contracts						
Forward rate agreements	**$ 6**	**$ 32**	**$ 7**	$ 28	$ 47	$ 10
Swaps	**10,123**	**15,513**	**3,491**	12,429	17,468	4,077
Options purchased	**1,133**	**1,535**	**371**	1,030	1,409	297
Total interest rate contracts	**11,262**	**17,080**	**3,869**	13,487	18,924	4,384
Foreign exchange contracts						
Forward contracts	**3,261**	**7,263**	**1,673**	5,217	9,618	2,154
Swaps	**3,008**	**3,781**	**998**	2,786	3,603	1,032
Cross-currency interest rate swaps	**4,981**	**13,135**	**2,775**	5,111	12,543	2,761
Options purchased	**442**	**866**	**192**	857	1,725	358
Total foreign exchange contracts	**11,692**	**25,045**	**5,638**	13,971	27,489	6,305
Credit derivatives	**210**	**8,850**	**1,836**	332	5,994	1,329
Other contracts[2]	**4,757**	**10,502**	**3,066**	5,426	10,378	3,050
Total derivative financial instruments	**$27,921**	**$61,477**	**$14,409**	$33,216	$62,785	$15,068
Less impact of master netting agreements and collateral	**17,123**	**31,857**	**7,762**	19,282	31,145	7,900
Total	**$10,798**	**$29,620**	**$ 6,647**	$13,934	$31,640	$ 7,168

[1] Exchange traded instruments and forward foreign exchange contracts with an original maturity of 14 days or less are excluded in accordance with the guidelines of the Office of the Superintendent of Financial Institutions Canada. The total positive fair value of the excluded contracts at October 31, 2006 was $1,753 million (2005 – $2,250 million).

[2] Includes equity and commodity derivatives.

Current Replacement Cost of Derivatives

(millions of Canadian dollars)	Canada[1]		United States[1]		Other international[1]		Total	
By sector	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
Financial	**$11,356**	$13,724	**$ 82**	$ 97	**$11,252**	$13,806	**$22,690**	$27,627
Government	**2,274**	2,320	**–**	–	**248**	234	**2,522**	2,554
Other	**1,810**	1,888	**93**	121	**806**	1,026	**2,709**	3,035
Current replacement cost	**$15,440**	$17,932	**$175**	$218	**$12,306**	$15,066	**$27,921**	$33,216
Less impact of master netting agreements and collateral							**17,123**	19,282
Total							**$10,798**	$13,934

By location of ultimate risk[2]	2006	2005	2006 % mix	2005 % mix
Canada	**$ 5,278**	$ 6,020	**48.9**	43.2
United States	**1,088**	2,189	**10.1**	15.7
Other international				
United Kingdom	**1,130**	1,285	**10.4**	9.2
Europe – other	**2,363**	3,367	**21.9**	24.2
Australia and New Zealand	**568**	685	**5.3**	4.9
Japan	**54**	80	**.5**	.6
Asia – other	**10**	43	**.1**	.3
Latin America and Caribbean	**64**	90	**.6**	.6
Middle East and Africa	**243**	175	**2.2**	1.3
Total other international	**4,432**	5,725	**41.0**	41.1
Total current replacement cost	**$10,798**	$13,934	**100.0**	100.0

[1] Based on geographic location of unit responsible for recording revenue.
[2] After impact of master netting agreements and collateral.

NOTE 20 CONTINGENT LIABILITIES, COMMITMENTS AND GUARANTEES

LITIGATION

The two principal legal actions regarding Enron to which the Bank is a party are the securities class action and the bankruptcy proceeding. In 2005, the Bank agreed to settle the bankruptcy court claims in this matter for approximately $145 million (US$130 million). Payment of this settlement was made during 2006. As at October 31, 2006, the total contingent litigation reserve for Enron-related claims was approximately $464 million (US$413 million). It is possible that additional reserves above current level could be required. Additional reserves, if required, cannot be reasonably determined for many reasons, including that other settlements are not generally appropriate for comparison purposes, the lack of consistency in other settlements and the difficulty in predicting the future actions of other parties to the litigation. The Bank and its subsidiaries are involved in various other legal actions in the ordinary course of business, many of which are loan-related. In management's opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

COMMITMENTS

Credit-related Arrangements

In the normal course of business, the Bank enters into various off-balance sheet commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank's policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.

Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers.

Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the assets to which they relate.

Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans and customers' liability under acceptances.

The values of credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

Credit Instruments

(millions of Canadian dollars)	2006	2005
Financial and performance standby letters of credit	**$ 7,206**	$ 6,077
Documentary and commercial letters of credit	**942**	695
Commitments to extend credit:		
Original term to maturity of one year or less	**37,375**	32,004
Original term to maturity of more than one year	**18,809**	18,652
Total	**$64,332**	$57,428

Other Commitments
In 2004, the Bank entered into an agreement with an external party whereby the external party will operate the Bank's Automated Banking Machines (ABMs) network for seven years at a total projected cost of $451 million. Future minimum capital lease commitments for ABMs will be $68 million for 2007, $62 million for 2008, $60 million for 2009, $58 million for 2010 and $55 million for 2011.

During 2003, the Bank entered into an agreement with an external party whereby the external party will provide network and computer desktop support services for seven years. During 2006, the Bank incurred $168 million and the remaining obligation is projected to be $154 million for 2007, $154 million for 2008, $154 million for 2009 and $154 million for 2010.

In 2006, the Bank reached a seven-year agreement with an external party to provide the Bank's contact centre technology infrastructure. The Bank's obligation under the agreement is projected to be $15 million for 2007, $33 million for 2008, $28 million for 2009, $28 million for 2010 and $55 million for 2011 and thereafter.

The Bank has a number of multi-year software licensing agreements, as well as equipment maintenance agreements with external parties. The Bank's cumulative obligation under these agreements is projected to be $81 million for 2007, $36 million for 2008 and $18 million for 2009.

In addition, the Bank is committed to fund $349 million of merchant banking investments.

Long-term Commitments or Leases
The Bank has obligations under long-term non-cancellable leases for premises and equipment. Future minimum operating lease commitments for premises and for equipment, where the annual rental is in excess of $100 thousand, is estimated at $309 million for 2007; $286 million for 2008; $265 million for 2009; $203 million for 2010; $170 million for 2011 and $561 million for 2012 and thereafter.

The premises and equipment net rental expense charged to net income for the year ended October 31, 2006 was $578 million (2005 – $579 million, 2004 – $539 million).

Securities Lending
In the ordinary course of business, securities and other assets are pledged against liabilities. As at October 31, 2006, securities and other assets with a carrying value of $43 billion (2005 – $35 billion) were pledged in respect of securities sold short or under repurchase agreements. In addition, as at October 31, 2006, assets with a carrying value of $6 billion (2005 – $10 billion) were deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.

In the ordinary course of business, the Bank agrees to lend unpaid customer securities, or its own securities, to borrowers on a fully collateralized basis. Securities lent at October 31, 2006 amounted to $8 billion (2005 – $6 billion).

GUARANTEES
A guarantee is defined to be a contract that contingently requires the Bank to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement, or (iii) failure of another third party to pay its indebtedness when due.

Significant guarantees that the Bank has provided to third parties include the following:

Assets Sold With Recourse
In connection with certain asset sales, the Bank typically makes representations about the underlying assets in which the Bank may have an obligation to repurchase the assets or indemnify the purchaser against any loss. Generally, the term of these guarantees does not exceed five years.

Credit Enhancements
The Bank guarantees payments to counterparties in the event that third party credit enhancements supporting asset pools are insufficient. The term of these credit facilities do not exceed 19 years.

Written Options
Written options are agreements under which the Bank grants the buyer the future right, but not the obligation, to sell or buy at or by a specified date, a specific amount of a financial instrument at a price agreed when the option is arranged and which can be physically or cash settled.

Written options can be used by the counterparty to hedge foreign exchange, equity, credit, commodity and interest rate risks. The Bank does not track, for accounting purposes, whether its clients enter into these derivative contracts for trading or hedging purposes and has not determined if the guaranteed party has the asset or liability related to the underlying. Accordingly, the Bank cannot ascertain which contracts are guarantees under the definition contained in the accounting guideline for disclosure of guarantees. The Bank employs a risk framework to define risk tolerances and establishes limits designed to ensure that losses do not exceed acceptable, predefined limits. Due to the nature of these contracts, the Bank cannot make a reasonable estimate of the potential maximum amount payable to the counterparties. The total notional principal amount of the written options as at October 31, 2006 is $251 billion (2005 – $191 billion).

Indemnification Agreements
In the normal course of operations, the Bank provides indemnification agreements to various counterparties in transactions such as service agreements, leasing transactions, and agreements relating to acquisitions and dispositions. The Bank also indemnifies directors and officers, to the extent permitted by law, against certain claims that may be made against them as a result of their services to the Bank. Under these agreements, the Bank is required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. The nature of the indemnification agreements prevents the Bank from making a reasonable estimate of the maximum potential amount that the Bank would be required to pay such counterparties.

The table below summarizes at October 31, the maximum potential amount of future payments that could be made under the indemnification agreements without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

Maximum Potential Amount of Future Payments

(millions of Canadian dollars)	2006	2005
Financial and performance standby letters of credit	**$7,206**	$6,077
Assets sold with recourse	**822**	1,174
Credit enhancements	**197**	117
Total	**$8,225**	$7,368

NOTE 21 CONCENTRATION OF CREDIT RISK

Concentration of credit risk exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions. The Bank's portfolio could be sensitive to changing conditions in particular geographies.

(millions of Canadian dollars)	On-balance sheet assets[1]		Off-balance sheet financial instruments			
			Credit instruments[2,3]		Derivative financial instruments[4,5]	
	2006	2005	**2006**	2005	**2006**	2005
Canada	**80%**	80%	**62%**	60%	**32%**	28%
United States	**19**	19	**34**	37	**23**	27
United Kingdom	**–**	–	**1**	2	**12**	10
Europe – excluding the United Kingdom	**–**	–	**–**	–	**26**	28
Other International	**1**	1	**3**	1	**7**	7
Total	**100%**	100%	**100%**	100%	**100%**	100%
	$160,608	$152,243	**$64,332**	$57,428	**$27,921**	$33,216

[1] The real estate industry segment accounted for 8% (2005 – 7%) of the total loans and customers' liability under acceptances.

[2] At October 31, 2006, the Bank had commitments and contingent liability contracts in the amount of $64,332 million (2005 – $57,428 million). Included are commitments to extend credit totaling $56,184 million (2005 – $50,656 million), of which the credit risk is dispersed as detailed in the table above.

[3] Of the commitments to extend credit, industry segments which equaled or exceeded 5% of the total concentration were as follows at October 31, 2006: Financial institutions 45% (2005 – 45%); and real estate residential 9% (2005 – 8%).

[4] At October 31, 2006, the current replacement cost of derivative financial instruments amounted to $27,921 million (2005 – $33,216 million). Based on the location of the ultimate counterparty, the credit risk was allocated as detailed in the table above.

[5] The largest concentration by counterparty type was with financial institutions, which accounted for 81% of the total (2005 – 83%). The second largest concentration was with governments which accounted for 9% of the total. No other industry segment exceeded 5% of the total.

NOTE 22 TRADING-RELATED INCOME

Trading assets and liabilities, including derivatives, are measured at fair value, with gains and losses recognized in the Consolidated Statement of Income.

Trading-related income comprises net interest income and other income. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on security positions held, and gains and losses that are realized from the purchase and sale of securities. Non-interest income also includes realized and unrealized gains and losses on derivative instruments.

Trading-related income excludes underwriting fees and commissions on securities transactions, which are shown separately in the Consolidated Statement of Income.

Trading-related income by product line depicts trading revenue for each major trading category.

Trading-related Income

(millions of Canadian dollars)	**2006**	2005	2004
Net interest income	**$ (65)**	$457	$1,037
Other income	**797**	147	(153)
Total trading-related income	**$732**	$604	$ 884
By product			
Interest rate and credit portfolios	**$362**	$370	$ 559
Foreign exchange portfolios	**306**	248	230
Equity and other portfolios	**64**	(14)	95
Total trading-related income	**$732**	$604	$ 884

NOTE 23 INSURANCE

The majority of insurance premiums, claims, and liabilities are derived from the Bank's property and casualty insurance business. These premiums, net of reinsurance, are recognized as income on a pro-rata basis over the terms of the policies. Claims are expensed as incurred. Insurance-related liabilities, reported in other liabilities, represent unpaid claims and estimates for losses incurred but not yet reported, as determined by the appointed actuary in accordance with accepted actuarial practice.

	2006	2005	2004
Net earned premiums and fees	**$2,226**	$2,118	$1,664
Claims and related expenses	**1,330**	1,292	1,071
	$ 896	$ 826	$ 593

NOTE 24 SEGMENTED INFORMATION

For management reporting purposes, the Bank's operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, Wholesale Banking and Wealth Management.

The Canadian Personal and Commercial Banking segment comprises the Bank's personal and business banking in Canada as well as the Bank's global insurance operations (excluding the U.S.) and provides financial products and services to personal, small business, insurance, and commercial customers. The U.S. Personal and Commercial Banking segment provides commercial banking, insurance agency, wealth management, merchant services, mortgage banking and other financial services in the northeastern U.S. The Wholesale Banking segment provides financial products and services to corporate, government, and institutional customers. The Wealth Management segment provides investment products and services to institutional and retail investors and includes the Bank's equity investment in TD Ameritrade.

The Bank's other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. The Corporate segment includes activities from the non-core lending portfolio, effects of asset securitization programs, treasury management, general provisions for credit losses, elimination of taxable equivalent adjustments, corporate level tax benefits, and residual unallocated revenues, expenses and taxes.

Results of each business segment reflect revenues, expenses, assets and liabilities generated by the businesses in that segment. Due to the complexity of the Bank, its management reporting model uses various estimates, assumptions, allocations and risk-based methodologies for funds transfer pricing, inter-segment revenues, income tax rates, capital, indirect expenses and cost transfers to measure business segment results. Transfer pricing of funds is generally applied at market rates. Inter-segment revenues are negotiated between each business segment and approximate the value provided by the distributing segment. Income tax expense or benefit is generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities unique to each segment.

The Bank measures and evaluates the performance of each segment based on adjusted earnings and, where applicable, the Bank notes that the measure is adjusted. To arrive at adjusted earnings, the Bank removes "items of note", net of income tax, from earnings prepared in accordance with GAAP.

Net interest income, primarily within Wholesale Banking, is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, such as dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in the Wholesale Banking segment's results is eliminated in the Corporate segment.

Results by Business Segment

(millions of Canadian dollars) 2006	Canadian Personal and Commercial Banking	U.S. Personal and Commercial Banking	Wholesale Banking[1]	Wealth Management	Corporate[1]	Total
Net interest income	**$ 4,879**	**$ 1,290**	**$ 479**	**$ 377**	**$ (654)**	**$ 6,371**
Provision for (reversal of) credit losses	**413**	**40**	**68**	**–**	**(112)**	**409**
Other income	**2,573**	**490**	**1,792**	**1,883**	**1,554**	**8,292**
Non-interest expenses	**4,086**	**1,087**	**1,312**	**1,575**	**667**	**8,727**
Income before income taxes	**2,953**	**653**	**891**	**685**	**345**	**5,527**
Provision for (benefit of) income taxes	**987**	**222**	**262**	**242**	**(839)**	**874**
Non-controlling interests	**–**	**195**	**–**	**–**	**(11)**	**184**
Equity in net income of associated company, net of tax	**–**	**–**	**–**	**147**	**(13)**	**134**
Net income – reported	**$ 1,966**	**$ 236**	**$ 629**	**$ 590**	**$ 1,182**	**$ 4,603**
Total assets						
– balance sheet	**$138,700**	**$43,500**	**$163,900**	**$13,600**	**$33,214**	**$392,914**
– securitized	**43,158**				**(15,241)**	**27,917**
2005						
Net interest income	$ 4,342	$ 705	$ 977	$ 643	$ (659)	$ 6,008
Provision for (reversal of) credit losses	373	4	52	–	(374)	55
Other income	2,361	299	1,011	2,103	115	5,889
Non-interest expenses	3,773	549	1,325	2,083	1,052	8,782
Income (loss) before income taxes	2,557	451	611	663	(1,222)	3,060
Provision for (benefit of) income taxes	855	161	189	231	(737)	699
Non-controlling interests	–	132	–	–	–	132
Equity in net income of associated company, net of tax	–	–	–	–	–	–
Net income (loss) – reported	$ 1,702	$ 158	$ 422	$ 432	$ (485)	$ 2,229
Total assets						
– balance sheet	$131,000	$35,700	$156,700	$25,600	$16,210	$365,210
– securitized	34,451				(10,577)	23,874
2004						
Net interest income	$ 4,154	N/A	$ 1,581	$ 492	$ (454)	$ 5,773
Provision for (reversal of) credit losses	373		41	–	(800)	(386)
Other income	2,066		615	2,098	104	4,883
Non-interest expenses	3,650		1,289	2,047	1,021	8,007
Income (loss) before income taxes	2,197		866	543	(571)	3,035
Provision for (benefit of) income taxes	747		278	191	(413)	803
Non-controlling interests	–		–	–	–	–
Equity in net income of associated company, net of tax	–		–	–	–	–
Net income (loss) – reported	$ 1,450		$ 588	$ 352	$ (158)	$ 2,232
Total assets						
– balance sheet	$123,200		$148,100	$24,900	$14,827	$311,027
– securitized	29,908				(9,695)	20,213

[1] The taxable equivalent basis increase to net interest income reflected in the Wholesale Banking segment results is reversed in the Corporate segment

RESULTS BY GEOGRAPHY

For reporting of geographic results, segments are grouped into Canada, United States and International. Transactions are primarily recorded in the location responsible for recording the revenue or assets. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer.

(millions of Canadian dollars) 2006	Total revenue	Income before provision for income taxes, non-controlling interests, net of tax & equity in net income of associated company	Net income	Total assets
Canada	**$ 9,633**	**$2,423**	**$1,802**	**$255,317**
United States	**2,564**	**2,538**	**2,182**	**83,059**
Other international	**907**	**566**	**619**	**54,538**
Total	**$13,104**	**$5,527**	**$4,603**	**$392,914**
2005				
Canada	$ 8,410	$1,408	$1,117	$232,783
United States	2,624	1,246	639	74,306
Other international	863	406	473	58,121
Total	$11,897	$3,060	$2,229	$365,210
2004				
Canada	$ 7,967	$1,940	$1,368	$216,110
United States	1,559	434	259	41,506
Other international	1,130	661	605	53,411
Total	$10,656	$3,035	$2,232	$311,027

(a) VFC Inc.

Effective May 15, 2006, the Bank owned all of the issued and outstanding common shares of VFC Inc. (VFC), a leading provider of automotive purchase financing and consumer instalment loans. The acquisition of VFC's issued and outstanding common shares resulted in a total purchase consideration of $328 million, comprising cash paid, common shares of the Bank issued and acquisition costs in the amounts of $256 million, $70 million and $2 million, respectively. The acquisition was accounted for by the purchase method. VFC's results are reported in the Canadian Personal and Commercial Banking segment.

The acquisition of VFC contributed $36 million of cash and cash equivalents, $435 million of loans, $64 million of identifiable intangibles, $8 million of other assets, $325 million of secured debt and $93 million of other liabilities to the Bank's Consolidated Balance Sheet. The excess of the total purchase consideration over the fair value of the identifiable net assets acquired has been allocated entirely to goodwill. VFC's results for the period from acquisition to October 31, 2006 have been consolidated with the Bank's results.

(b) TD Banknorth

On March 1, 2005, the Bank acquired 51% of the outstanding shares of TD Banknorth for total consideration of $5,100 million, paid in cash and common shares in the amount of $3,112 million and $1,988 million, respectively. The acquisition was accounted for by the purchase method. The fiscal periods of the Bank and TD Banknorth are not coterminus. TD Banknorth's results from the March 1, 2005 acquisition date to September 30, 2005 were consolidated with the Bank's results for the year ended October 31, 2005. TD Banknorth's results for the twelve months ended September 30, 2006 were consolidated with the Bank's results for the year ended October 31, 2006. TD Banknorth is reported as a separate segment referred to as U.S. Personal and Commercial Banking.

During March 2005, TD Banknorth completed a share repurchase of 15.3 million shares. As a result of this share repurchase, the Bank increased its ownership of TD Banknorth by 4.5% resulting in a 55.5% share ownership.

The following table presents 100% of assets and liabilities of TD Banknorth as of the date of acquisition. The assets and liabilities are carried 55.5% at fair value and 44.5% at historical cost.

Acquisition of TD Banknorth Assets and Liabilities

(millions of Canadian dollars)	
Fair value of assets acquired	
Cash and cash equivalents	$ 928
Securities	6,335
Loans	24,581
Intangible assets	
Core deposit intangibles	420
Other identifiable intangibles	137
Other assets	1,683
	$34,084
Less liabilities assumed	
Deposits	28,919
Obligations related to securities sold under repurchase agreements	1,430
Other liabilities	198
Future tax liability on intangible assets	189
Subordinated notes, debentures and other debt	670
	$31,406
Less cash used in share repurchase program by TD Banknorth	603
Fair value of identifiable net assets acquired	$ 2,075
Non-controlling interest[1]	1,617
	458
Goodwill	4,642
Total purchase consideration	$ 5,100

[1] Includes $881 million of historical cost of goodwill and intangibles allocated to non-controlling interest ($831 million of goodwill; $50 million of intangibles).

Unaudited Proforma Combined Results of Operations

The following unaudited supplemental pro forma information has been prepared to give effect to the acquisition of 55.5% of TD Banknorth as if it had occurred November 1, 2004. This calculation combines the Bank's results of operations with TD Banknorth's reported earnings adjusted for core deposit and other intangibles amortization, merger-related costs, capital tax and incremental deposit interest costs.

(millions of Canadian dollars)	For the twelve months ended[1] October 31, 2005
Net interest income	$6,469
Provision for credit losses	(78)
Other income	5,976
Non-interest expenses	(9,307)
Income before provision for income taxes	3,060
Provision for income taxes	(707)
Income before non-controlling interest	2,353
Non-controlling interest	(137)
Net income available to common shares	$2,216
Earnings per share ($)	
Basic	$ 3.14
Diluted	3.11

[1] Combines the results of the Bank for the twelve months ended October 31, 2005 with the results of TD Banknorth for the twelve months ended September 30, 2005.

In 2006, TD Banknorth repurchased 8.5 million of its own shares for $290 million (US$256 million) and the Bank acquired 1 million additional shares of TD Banknorth for $34 million (US$30 million) in the course of open-market purchases. In addition to the TD Banknorth shares acquired by the Bank in relation to the Hudson United Bancorp transaction (described below), the Bank began reinvesting in TD Banknorth's dividend reinvestment program in November 2005 and, as at October 31, 2006, had acquired 3.4 million shares of TD Banknorth pursuant to the program. As at October 31, 2006, the Bank's ownership interest in TD Banknorth was 57%, an increase from 55.5% as at October 31, 2005.

Hudson United Bancorp
On January 31, 2006, TD Banknorth completed the acquisition of Hudson United Bancorp (Hudson) for total consideration of $2.2 billion (US$1.9 billion), consisting of cash consideration of $1,073 million (US$941.8 million) and the remainder in TD Banknorth common shares. The cash consideration was funded by the sale of TD Banknorth common shares to the Bank. TD Banknorth consolidates the financial results of Hudson. The transaction resulted in a dilution loss for the Bank of $72 million in 2006. The acquisition of Hudson by TD Banknorth contributed $6.0 billion of personal/business loans and mortgages, $3.2 billion of securities, $1.9 billion of goodwill and intangibles, $.8 billion of other assets, $8.4 billion of deposits and $3.5 billion of other liabilities to the Bank's Consolidated Balance Sheet.

Interchange Financial Services Corporation
On April 13, 2006, TD Banknorth announced an agreement to acquire Interchange Financial Services Corporation (Interchange) for US$480.6 million cash consideration. The deal is expected to close in TD Banknorth's first calendar quarter of 2007.

Cash for the transaction will be financed primarily through TD Banknorth's sale of approximately 13 million of its common shares to the Bank at a price of US$31.17 per share, for approximately US$405 million. Based on the Bank's ownership interest as at October 31, 2006, the impact of this transaction is expected to bring the Bank's percentage ownership of TD Banknorth to 59.3%.

(c) TD Waterhouse U.S.A. and Ameritrade
On January 24, 2006, the Bank closed the transaction involving the sale of its U.S. brokerage business, TD Waterhouse U.S.A., at a fair market value of $2.69 billion to Ameritrade Holding Corporation (Ameritrade) in exchange for a 32.5% ownership in the combined legal entity operating under the name "TD Ameritrade". The transaction resulted in a net dilution gain on sale of US$1.45 billion ($1.67 billion) after-tax during the year ($1.64 billion pre-tax).

On acquisition, the Bank's investment in TD Ameritrade less the Bank's share of TD Ameritrade's net book value was approximately $3.7 billion and consisted primarily of intangibles (approximately $930 million) and goodwill. In connection with the transaction, TD Waterhouse Canada acquired 100% of Ameritrade's Canadian brokerage operations for $77 million (US$67 million) cash consideration, which consisted primarily of intangibles and goodwill.

Pursuant to the terms of the TD Ameritrade Stockholders Agreement, the Bank's beneficial ownership of TD Ameritrade is currently limited to 39.9% of the outstanding voting securities. This limit will increase to 45% in January 2009.

The Bank acquired 44.4 million shares for $939.1 million (US$831.4 million) through open market purchases, which together with TD Ameritrade's share repurchase program, resulted in the Bank's ownership interest in TD Ameritrade increasing from 32.5% to 39.8% as at October 31, 2006.

The Bank reports its investment in TD Ameritrade using the equity method of accounting. The fiscal periods of the Bank and TD Ameritrade are not coterminus. The Bank's equity share of TD Ameritrade's results from the acquisition date to September 30, 2006, has been reported in the Bank's results for the fiscal year.

On September 14, 2006, the Bank announced an arrangement with Lillooet Limited (Lillooet), a company sponsored by Royal Bank of Canada, pursuant to which the Bank hedged the price risk related to 27 million shares of TD Ameritrade common stock. The number of shares hedged and the hedge price was determined based on market conditions over a specified hedging establishment period.

The purpose of the arrangement with Lillooet is to provide the Bank with price protection in the event it decides to increase its beneficial ownership in TD Ameritrade in 2009. The arrangement provides that Lillooet must make a payment to the Bank in early 2009 in the event that the trading price of TD Ameritrade shares is in excess of a specific amount. If the trading price of TD Ameritrade shares is below such amount, the Bank will be required to pay Lillooet an amount related to such difference. The arrangement is scheduled to be settled in 2009, subject to acceleration or early termination in certain circumstances. The arrangement does not provide the Bank any right to acquire, or any voting or other ownership rights with respect to, any shares of TD Ameritrade.

Lillooet is a variable interest entity and the Bank is its primary beneficiary. Accordingly, the Bank has consolidated Lillooet's financial statements in these Consolidated Financial Statements.

As a result of consolidation, TD Ameritrade shares held by Lillooet have been included in the Bank's reported investment in TD Ameritrade. The Bank has also recognized the income of TD Ameritrade related to the .3% of TD Ameritrade shares owned by Lillooet as at September 30, 2006. At November 15, 2006, Lillooet owned 27 million shares of TD Ameritrade, representing 4.5% of the outstanding common shares of TD Ameritrade.

For a description of transactions with TD Ameritrade, see Note 28.

NOTE 26 | RESTRUCTURING COSTS

In 2005, the Bank restructured its global structured products businesses within Wholesale Banking to reduce focus on the less profitable and more complex activities and concentrate resources on growing the more profitable areas of the business. As a result, the Bank recorded $43 million of restructuring costs in 2005. During 2006, the Bank recorded an additional $50 million of restructuring costs, consisting primarily of severance costs in relation to the restructuring of the global structured products businesses.

As at October 31, 2006, the total unutilized balance of restructuring costs of $27 million (2005 – $25 million) shown below is included in other liabilities in the Consolidated Balance Sheet.

Restructuring Costs

(millions of Canadian dollars)	Human Resources	Real Estate	Technology	2006 Total	2005 Total	2004 Total
Balance at beginning of year	**$19**	**$6**	**$–**	**$25**	$ 7	$19
Restructuring costs arising (reversed) during the year:						
Wholesale Banking	**42**	**3**	**5**	**50**	43	(7)
Wealth Management	**–**	**–**	**–**	**–**	–	–
Amount utilized during the year:						
Personal and Commercial Banking	**–**	**–**	**–**	**–**	–	–
Wholesale Banking	**42**	**1**	**5**	**48**	25	4
Wealth Management	**–**	**–**	**–**	**–**	–	1
Balance at end of year	**$19**	**$8**	**$–**	**$27**	$25	$ 7

NOTE 27 EARNINGS PER SHARE

Diluted earnings per share is calculated using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options granted by the Bank as determined under the treasury stock method. The treasury stock method determines the number of additional common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of the Bank's common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. Basic earnings per share is calculated by dividing net income applicable to common shares by the weighted average number of common shares outstanding for the period. Such potential dilution is not recognized in a loss period.

Basic and diluted earnings per share at October 31 are as follows:

Basic and Diluted Earnings per Share

	2006	2005	2004
Basic Earnings per Share			
Net income available to common shares ($ millions)	**$4,581**	$2,229	$2,232
Average number of common shares outstanding (millions)	**716.8**	691.3	654.5
Basic earnings per share ($)	**$ 6.39**	$ 3.22	$ 3.41
Diluted Earnings per Share			
Net income available to common shares ($ millions)	**$4,581**	$2,229	$2,232
Average number of common shares outstanding (millions)	**716.8**	691.3	654.5
Stock options potentially exercisable as determined under the treasury stock method[1]	**6.2**	5.6	4.9
Average number of common shares outstanding – diluted (millions)	**723.0**	696.9	659.4
Diluted earnings per share[1] ($)	**$ 6.34**	$ 3.20	$ 3.39

[1] For 2006, the computation of diluted earnings per share excluded weighted average options outstanding of 712 thousand with a weighted-average exercise price of $60.02 as the option price was greater than the average market price of the Bank's common shares. For 2005, the computation of diluted earnings per share excluded weighted-average options outstanding of 271 thousand with a weighted-average exercise price of $49.40 as the option price was greater than the average market price of the Bank's common shares. For 2004, all options outstanding were included in the computation of diluted earnings per share.

NOTE 28 RELATED-PARTY TRANSACTIONS

The Bank makes loans to its officers and directors and their affiliates. Loans to directors and certain officers are on market terms. The amounts outstanding are as follows:

(millions of Canadian dollars)	2006	2005
Personal Loans, including mortgages	**$11**	$ 6
Business Loans	**40**	45
Total	**$51**	$51

In addition, the Bank offers deferred share and other plans to non-employee directors, executives and certain other key employees. See Note 14, Stock-based Compensation, for more details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH TD AMERITRADE

Pursuant to a Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank designated five of twelve members to TD Ameritrade's Board of Directors. A description of significant transactions of the Bank and its affiliates with TD Ameritrade is set forth below.

Money Market Deposit Account Agreement

The Bank is party to a money market deposit account (MMDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade money market deposit accounts as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the MMDAs. For providing these services, the Bank paid fees of $260.6 million in 2006.

NOTE 29 RECONCILIATION OF CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accounting principles followed by the Bank, including the accounting requirements of the Superintendent of Financial Institutions Canada, conform with Canadian generally accepted accounting principles (GAAP).

As required by the U.S. Securities and Exchange Commission (SEC), the significant differences between Canadian GAAP and United States generally accepted accounting principles (U.S. GAAP) are described below.

Net Income

	For the years ended October 31		
(millions of Canadian dollars)	**2006**[1]	2005	2004
Net income based on Canadian GAAP	**$4,603**	$2,229	$2,232
Employee future benefits[a]	**(2)**	7	(3)
Securitizations[b]	**–**	(4)	(17)
Available-for-sale securities[c]	**26**	21	2
Derivative instruments and hedging activities[d]	**(5)**	(287)	(475)
Guarantees[e]	**(30)**	(22)	(13)
Liabilities and equity[f]	**126**	147	146
Amortization of intangible assets[g]	**(60)**	(35)	–
Asset retirement obligations	**–**	–	(6)
Other	**(6)**	17	(10)
Income taxes and net change in income taxes due to the above items[i]	**(5)**	128	118
Non-controlling interest[g]	**(29)**	(57)	(93)
Net income based on U.S. GAAP	**4,618**	2,144	1,881
Preferred dividends	**59**	55	53
Net income available to common shareholders based on U.S. GAAP	**$4,559**	$2,089	$1,828
Average number of common shares outstanding (millions)			
Basic – U.S. GAAP/Canadian GAAP	**716.8**	691.3	654.5
Diluted – U.S. GAAP/Canadian GAAP	**723.0**	696.9	659.4
Basic earnings per share – U.S. GAAP	**$ 6.36**	$ 3.02	$ 2.79
– Canadian GAAP	**6.39**	3.22	3.41
Diluted earnings per share – U.S. GAAP	**$ 6.31**	$ 3.00	$ 2.77
– Canadian GAAP	**6.34**	3.20	3.39

[1] For 2006, the effect of U.S. GAAP adjustments to the Canadian GAAP Consolidated Statement of Income is as follows: $202 million increase to net interest income, $61 million decrease to other income and $126 million increase to non-interest expenses.

Consolidated Statement of Comprehensive Income

	For the years ended October 31		
(millions of Canadian dollars)	**2006**	2005	2004
Net income based on U.S. GAAP	**$4,618**	$2,144	$1,881
Other comprehensive income (loss), net of income taxes			
Net change in unrealized gains and losses on available-for-sale securities[1]	**4**	(14)	16
Reclassification to earnings in respect of available-for-sale securities[2]	**–**	(4)	5
Change in unrealized foreign currency translation gains and losses[3,7]	**(222)**	(431)	(135)
Change in gains and losses on derivative instruments designated as cash flow hedges[4]	**298**	(325)	141
Reclassification to earnings of gains and losses on cash flow hedges[5]	**(12)**	10	40
Minimum pension liability adjustment[6]	**16**	(33)	(5)
Comprehensive income	**$4,702**	$1,347	$1,943

[1] Net of income taxes (benefit) of $(18) million (2005 – $40 million; 2004 – $31 million).

[2] Net of income taxes (benefit) of nil (2005 – $2 million; 2004 – $2 million).

[3] Net of income taxes (benefit) of $209 million (2005 – $141 million; 2004 – $400 million).

[4] Net of income taxes (benefit) of $83 million (2005 – $149 million; 2004 – $76 million).

[5] Net of income taxes (benefit) of $(7) million (2005 – $5 million; 2004 – $21 million).

[6] Net of income taxes (benefit) of $7 million (2005 – $(17) million; 2004 – $(2) million).

[7] Fiscal 2006 includes $433 million (2005 – $250 million; 2004 – $659 million) of after-tax gains arising from hedges of the Bank's investment positions in foreign operations.

Condensed Consolidated Balance Sheet

						As at October 31
(millions of Canadian dollars)			**2006**			2005
	Canadian GAAP	**Adjust-ments**	**U.S. GAAP**	Canadian GAAP	Adjust-ments	U.S. GAAP
Assets						
Cash resources and other	**$ 10,782**	**$ –**	**$ 10,782**	$ 13,418	$ –	$ 13,418
Securities						
Trading	**77,482**	**–**	**77,482**	65,775	–	65,775
Investment[c,g]	**46,976**	**5,022**	**51,998**	42,321	3,898	46,219
Securities purchased under reverse repurchase agreements	**30,961**	**–**	**30,961**	26,375	–	26,375
Loans (net)	**160,608**	**–**	**160,608**	152,243	–	152,243
Investment in TD Ameritrade	**4,379**	**–**	**4,379**	–	–	–
Trading derivatives' market revaluation[d]	**27,845**	**779**	**28,624**	33,651	674	34,325
Goodwill[a,g,h]	**7,396**	**1,537**	**8,933**	6,518	1,604	8,122
Other intangibles[a,g]	**1,946**	**295**	**2,241**	2,124	338	2,462
Other assets[a,c,d,e,g]	**24,539**	**69**	**24,608**	22,785	22	22,807
Total assets	**$392,914**	**$7,702**	**$ 400,616**	$365,210	$6,536	$371,746
Liabilities						
Deposits[d]	**$260,907**	**$ 21**	**$ 260,928**	$246,981	$ 21	$247,002
Trading derivatives' market revaluation[d]	**29,337**	**537**	**29,874**	33,498	598	34,096
Other liabilities[a,c,d,e,g,h,i]	**71,905**	**5,070**	**76,975**	60,224	4,037	64,261
Subordinated notes, debentures and other debt	**6,900**	**–**	**6,900**	5,138	–	5,138
Liabilities for preferred shares and capital trust securities[f]	**1,794**	**(1,794)**	**–**	1,795	(1,795)	–
Total liabilities	**370,843**	**3,834**	**374,677**	347,636	2,861	350,497
Non-controlling interest in subsidiaries[f,g]	**2,439**	**3,059**	**5,498**	1,708	3,149	4,857
Shareholders' equity						
Preferred shares[f]	**425**	**544**	**969**	–	545	545
Common shares[i]	**6,334**	**39**	**6,373**	5,872	39	5,911
Contributed surplus	**66**	**–**	**66**	40	–	40
Foreign currency translation adjustments[k]	**(918)**	**918**	**–**	(696)	696	–
Retained earnings[a,c,d,e,g,h,j]	**13,725**	**(268)**	**13,457**	10,650	(246)	10,404
Accumulated other comprehensive income						
Net unrealized gains on available-for-sale securities[c]	**–**	**284**	**284**	–	280	280
Foreign currency translation adjustments[k]	**–**	**(918)**	**(918)**	–	(696)	(696)
Derivative instruments[d]	**–**	**232**	**232**	–	(54)	(54)
Minimum pension liability adjustment[a]	**–**	**(22)**	**(22)**	–	(38)	(38)
Total shareholders' equity	**19,632**	**809**	**20,441**	15,866	526	16,392
Total liabilities and shareholders'equity	**$392,914**	**$7,702**	**$ 400,616**	$365,210	$6,536	$371,746

(a) EMPLOYEE FUTURE BENEFITS

The Bank adopted current Canadian GAAP on employee future benefits in 2001 on a retrospective basis without restatement. Current Canadian GAAP requires the accrual of employee future benefits. U.S. GAAP standards also require the accrual of employee future benefits; however, the U.S. GAAP standard was adopted by the Bank on a prospective basis. Consequently, differences between U.S. and Canadian GAAP remain, as the transitional impacts are amortized over the expected average remaining service life of the employee group for U.S. GAAP. U.S. GAAP also requires an additional minimum liability to be recorded if the accumulated benefit obligation is greater than the fair value of the plan assets. Canadian GAAP has no such requirement.

For U.S. GAAP purposes, the Bank recognized the amounts in the following table in the Consolidated Balance Sheet:

(millions of Canadian dollars)	**2006**	2005
Prepaid pension expense (accrued benefit liability)	**$196**	$299
Other intangibles	**18**	23
Accumulated other comprehensive income before income taxes	**36**	57
Net amount recognized	**$250**	$379

In 2006, U.S. GAAP adjustments for employee future benefits increased non-interest expenses by $2 million before tax (2005 – decreased by $7 million before tax).

(b) SECURITIZATIONS

U.S. GAAP and current Canadian GAAP require gains on loan securitizations be recognized in income immediately. Prior to July 1, 2001, under previous Canadian GAAP, gains were deferred and recorded over the life of the loans securitized. In fiscal 2006, U.S. GAAP adjustments for securitizations were nil since all the deferred gains relating to loans securitized prior to July 1, 2001 have been recorded in income. In 2005, U.S. GAAP adjustments for securitizations decreased other income by $4 million before tax. Retained interests are classified as available-for-sale securities.

(c) AVAILABLE-FOR-SALE SECURITIES

U.S. GAAP requires that investment securities be classified as either available-for-sale or held to maturity. The Bank accounts for the majority of investment securities as available-for-sale. U.S. GAAP requires available-for-sale securities to be reported on the Consolidated Balance Sheet at their estimated fair values and requires unrealized gains and losses arising from the changes in fair values to be reported net of income taxes in the Consolidated Statement of Comprehensive Income. Other than temporary declines in fair value are recorded by transferring the unrealized loss from the Consolidated Statement of Comprehensive Income to the Consolidated Statement of Income. Under Canadian GAAP, investment securities are carried at cost or amortized cost, with other than temporary declines in value recognized directly in earnings based on expected net realizable values.

In addition, under U.S. GAAP certain non-cash collateral received in securities lending transactions is recognized as an asset and a liability is recorded for the obligation to return the collateral. Under Canadian GAAP, non-cash collateral received as part of a securities lending transaction is not recognized in the Consolidated Balance Sheet.

In 2006, U.S. GAAP adjustments for available-for-sale securities increased other income by $26 million before tax (2005 – increased by $21 million before tax).

(d) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

U.S. GAAP requires all derivative instruments be reported on the Consolidated Balance Sheet at their fair values, with changes in the fair value for derivatives that are not designated as hedges reported through the Consolidated Statement of Income. U.S. GAAP provides specific guidance on hedge accounting including the measurement of hedge ineffectiveness, limitations on hedging strategies and hedging with intercompany derivatives. For fair value hedges, the Bank is hedging changes in the fair value of assets, liabilities or firm commitments and changes in the fair values of the derivative instruments are recorded in income. For cash flow hedges, the Bank is hedging the variability in cash flows related to variable rate assets, liabilities or forecasted transactions and the effective portion of the changes in the fair values of the derivative instruments are recorded in other comprehensive income until the hedged items are recognized in income. At the end of 2006, deferred net gains (losses) on derivative instruments of $43 million (2005 – $(40) million; 2004 – $90 million) included in other comprehensive income are expected to be reclassified to earnings during the next fiscal year. Cash flow hedges also include hedges of certain forecasted transactions up to a maximum of 23 years, although a substantial majority is under 4 years. The ineffective portion of hedging derivative instruments' changes in fair values are immediately recognized in income. For 2006, under U.S. GAAP, the Bank recognized pre-tax losses of $74 million (2005 – nil; 2004 – nil) for the ineffective portion of cash flow hedges.

Under Canadian GAAP, the Bank recognizes non-trading derivatives that are in ineffective hedging relationships or that are hedges not designated in a hedging relationship at fair value on the Consolidated Balance Sheet. In 2006, U.S. GAAP adjustments for derivative instruments and hedging activities increased net interest income by $52 million before tax (2005 – increased by $130 million before tax) and decreased other income by $57 million before tax. (2005 – decreased by $417 million before tax).

(e) GUARANTEES

During 2003, the Bank adopted the U.S. interpretation on guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others. As a result, for U.S. GAAP purposes, the initial liability for obligations assumed with respect to guarantees issued or modified after December 31, 2002 is recorded on the Consolidated Balance Sheet at fair value. The total amount of the current liabilities recorded on the Consolidated Balance Sheet is $85 million for U.S. GAAP purposes (2005 – $55 million). Under Canadian GAAP, a liability is not recognized at the inception of a guarantee. In 2006, U.S. GAAP adjustments for guarantees increased non-interest expenses by $30 million before tax (2005 – increased $22 million).

(f) LIABILITIES AND EQUITY

As of November 1, 2004, the Bank adopted the CICA amendments to its accounting standard on financial instruments – disclosure and presentation on a retroactive basis with restatement of prior periods. As a result of these amendments, the Bank was required to classify its existing preferred shares and innovative capital structures as liabilities and their corresponding distributions as interest expense for Canadian GAAP. However, under U.S. GAAP preferred shares of the Bank (except preferred shares of the Bank's subsidiary TD Mortgage Investment Corporation) continue to be considered equity and innovative capital structures continue to be considered non-controlling interest. In addition, under U.S. GAAP, preferred shares of the Bank's subsidiary, TD Mortgage Investment Corporation, continue to be presented as a non-controlling interest on the Consolidated Balance Sheet, and the net income applicable to the non-controlling interest continues to be presented separately on the Consolidated Statement of Income. In 2006, U.S. GAAP adjustments for liabilities and equity increased net interest income by $126 million (2005 – increased by $147 million).

(g) ACQUISITION OF TD BANKNORTH

For U.S. GAAP, the survival of TD Banknorth Inc., a company created to effect the migratory merger that preceded the Bank's acquisition of TD Banknorth, resulted in a full fair value step up of the TD Banknorth balance sheet. The impact of the step up for U.S. GAAP purposes was approximately a $2.2 billion increase to the Bank's goodwill and other intangibles offset with approximately $2 billion in non-controlling interest and $200 million in future income taxes. There was no net impact on the Bank's U.S. GAAP net income since intangible amortization and non-controlling interest were increased by offsetting amounts. For Canadian GAAP purposes, the migratory merger is not considered substantive and only the Bank's share of TD Banknorth assets and liabilities were stepped up to fair value as the Bank was deemed the acquiror under the purchase method of accounting.

(h) RESTRUCTURING COSTS

Under previous Canadian GAAP, restructuring costs incurred by the Bank could be accrued as a liability provided that a restructuring plan detailing all significant actions to be taken had been approved by an appropriate level of management, and significant changes to the plan were not likely. U.S. GAAP and current Canadian GAAP require that restructuring costs related to an acquired company be included as a liability in the allocation of the purchase price, thereby increasing goodwill. U.S. GAAP and current Canadian GAAP also require that all restructuring costs be incurred within one year of a restructuring plan's approval by management and that all employees to be involuntarily terminated be notified of their termination benefit arrangement.

(i) FUTURE INCOME TAXES

Under Canadian GAAP, the effects of income tax rate reductions are recorded when considered substantively enacted. Under U.S. GAAP, the effects of rate changes do not impact the measurement of tax balances until passed into law.

(j) STOCK-BASED COMPENSATION

Until October 5, 2002, under the Bank's stock option plan, option holders could elect to receive cash for the options equal to their intrinsic value, being the excess of the market value of the share over the option exercise price at the date of exercise. In accounting for stock options with this feature, U.S. GAAP requires expensing the annual change in the intrinsic value of the stock options. For options that have not fully vested, the change in intrinsic value is amortized over the remaining vesting period. Under previous Canadian GAAP, no expenses were recorded and cash payments to option holders were charged to retained earnings on a net of tax basis. Effective October 6, 2002, the plan was amended so that new grants of options and all outstanding options can only be settled for shares. As a result, for the purposes of U.S. GAAP, the accrued liability for stock options of $39 million after-tax was reclassified to capital as at October 6, 2002. Beginning in fiscal 2003, the Bank has expensed stock option awards for both Canadian and U.S. GAAP purposes using the fair value method of accounting for stock options. There is no continuing Canadian and U.S. GAAP difference as the Bank has entirely reversed the accrued liability reclassified to capital for exercises and forfeitures of stock options that existed at October 6, 2002.

(k) FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

U.S. GAAP requires foreign currency translation adjustments arising from subsidiaries where the functional currency is other than the Canadian dollar to be presented net of taxes in other comprehensive income. Under Canadian GAAP, the Bank presents foreign currency translation adjustments as a separate component of shareholders' equity.

Changes in Accounting Policies

Variable Interest Entities

On August 1, 2006, the Bank adopted the Financial Accounting Standards Board's (FASB) staff position, *FIN 46R-6*, on variable interest entities. The guidance provides additional clarification on how to analyze variable interest entities and their consolidation requirements. The adoption of this guidance did not result in a material impact on the Bank's Consolidated U.S. GAAP Financial Statements.

Future Changes in Accounting Policies and Estimates – U.S. GAAP

Accounting for Certain Hybrid Financial Instruments

Effective November 1, 2007, the Bank will be required to adopt FASB's guidance on certain hybrid financial instruments. Under this guidance, the Bank will be able to elect to measure certain hybrid financial instruments at fair value in their entirety, with changes in the fair value recognized in net income. The fair value election will eliminate the need to separately recognize certain derivatives embedded in these hybrid financial instruments.

Accounting for Servicing Financial Assets
Effective November 1, 2007, the Bank will be required to adopt the FASB guidance on servicing financial assets. This guidance will require the Bank to measure its servicing rights at fair value initially, and allow the Bank to choose either to amortize them over the term of the servicing rights, or to re-measure them at fair value through net income. The Bank is in the process of assessing the impact of this guidance on the Bank's Consolidated Financial Statements.

Income Taxes
Effective November 1, 2007, the Bank will be required to adopt the FASB interpretation on income taxes. The guidance provides additional information on how to recognize, measure and disclose income tax benefits and liabilities. The Bank is in the process of assessing the impact of this guidance on the Bank's Consolidated Financial Statements.

Defined Benefit Pension and Other Postretirement Plans
Effective November 1, 2007, the Bank will be required to adopt the FASB guidance on accounting for defined benefit pension and other postretirement plans. The new guidance will require the Bank to recognize the funded status of its defined benefit pension and other postretirement plans on its Consolidated Balance Sheet. The Bank will also be required to recognize as a component of other comprehensive income, gains or losses and prior service costs or credits that arise during the period but are not recognized as components of the period's net benefit expense. Effective November 1, 2008, the Bank will no longer be permitted to measure its defined benefit plan up to three months earlier than the Financial Statement date of October 31; instead, the plans will need to be measured as at October 31. The FASB guidance also requires the Bank to provide for increased disclosures of its defined benefit pension and other postretirement plans. The Bank is in the process of assessing the impact of this guidance on the Bank's Consolidated Financial Statements.

Fair Value Measurements
Effective November 1, 2008, the Bank will be required to adopt the FASB guidance on fair value measurements. The guidance creates a fair value hierarchy in which the highest priority for fair value measurement assumptions is given to quoted prices in active markets and the lowest priority is given to unobservable data. The new guidance will primarily impact the Bank's fair value measurements relating to financial instruments and also requires the Bank to make increased disclosures about its fair value measurements. The Bank is in the process of assessing the impact of this guidance on the Bank's Consolidated Financial Statements.

NOTE 30 SUBSEQUENT EVENTS

On November 20, 2006, the Bank announced its intention to acquire all of the outstanding common shares of TD Banknorth that it does not already own. The acquisition will be accounted for by the purchase method. The offer provides minority shareholders of TD Banknorth cash of US$32.33 per TD Banknorth share. Total consideration will be approximately $3.6 billion (US$3.2 billion). The offer is subject to approval by regulators and TD Banknorth shareholders, including an affirmative vote by the holders of a majority of the outstanding common shares not held by the Bank or its affiliates, and, if approved, is expected to close by April 30, 2007. Upon completion of the going-private transaction, TD Banknorth will become a wholly-owned subsidiary of the Bank.

PRINCIPAL SUBSIDIARIES
Canada

(millions of Canadian dollars)		As at October 31, 2006
Canada	Address of Head or Principal Office	Carrying value of shares owned by the Bank
CT Financial Assurance Company	Toronto, Ontario	$ 122
First Nations Bank of Canada (89%)	Saskatoon, Saskatchewan	9
Meloche Monnex Inc.	Montreal, Quebec	1,116
Security National Insurance Company	Montreal, Quebec	
Primmum Insurance Company	Toronto, Ontario	
TD Direct Insurance Inc.	Toronto, Ontario	
TD General Insurance Company	Toronto, Ontario	
TD Home and Auto Insurance Company	Toronto, Ontario	
TD Asset Finance Corp.	Toronto, Ontario	140
TD Asset Management Inc.	Toronto, Ontario	166
TD Waterhouse Private Investment Counsel Inc.	Toronto, Ontario	
TD Asset Management USA Inc.	Toronto, Ontario	4
TD Capital Canadian Private Equity Partners Ltd.	Toronto, Ontario	
TD Capital Funds Management Ltd.	Toronto, Ontario	
TD Capital Group Limited	Toronto, Ontario	363
TD Capital Trust	Toronto, Ontario	485
TD Investment Services Inc.	Toronto, Ontario	11
TD Life Insurance Company	Toronto, Ontario	27
TD Mortgage Corporation	Toronto, Ontario	10,042
The Canada Trust Company	Toronto, Ontario	
TD Pacific Mortgage Corporation	Toronto, Ontario	
TD Mortgage Investment Corporation	Calgary, Alberta	118
TD Nordique Investments Limited	Vancouver, British Columbia	300
TD Parallel Private Equity Investors Ltd.	Toronto, Ontario	100
TD Realty Limited	Toronto, Ontario	146
TD Securities Inc.	Toronto, Ontario	2,559
TD Timberlane Investments Limited	Vancouver, British Columbia	3,795
TD McMurray Investments Limited	Vancouver, British Columbia	
TD Redpath Investments Limited	Vancouver, British Columbia	
TD Riverside Investments Limited	Vancouver, British Columbia	
TD Waterhouse Canada Inc.	Toronto, Ontario	876
Truscan Property Corporation	Toronto, Ontario	139
VFC Inc.	Toronto, Ontario	338
1390018 Ontario Limited	Toronto, Ontario	58

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of any issued and outstanding voting securities and non-voting securities of the entities listed, except the non-voting securities of First Nations Bank of Canada, TD Capital Trust, and TD Mortgage Investment Corporation. Each subsidiary is incorporated in the country in which its head office is located, except TD Asset Management USA Inc. which was incorporated in Delaware, USA.

PRINCIPAL SUBSIDIARIES

United States and Other International

(millions of Canadian dollars)		As at October 31, 2006
United States	Address of Head or Principal Office	Carrying value of shares owned by the Bank
TD Banknorth Inc. (56.98%)	Portland, Maine	$6,141
TD Banknorth, National Association	Portland, Maine	
Northgroup Asset Management Company	Portland, Maine	
TD Bank USA, National Association	New York, New York	889
TD Discount Brokerage Acquisition LLC	Wilmington, Delaware	945
TD AMERITRADE Holding Corporation (7.35%)	Omaha, Nebraska	
TD Discount Brokerage Hedging LLC	Wilmington, Delaware	
TD Discount Brokerage Holdings LLC	Wilmington, Delaware	3,393
TD AMERITRADE Holding Corporation (32.49%)	Omaha, Nebraska	
TD North America Limited Partnership	Wilmington, Delaware	622
Toronto Dominion Holdings (U.S.A.), Inc.	Chicago, Illinois	1,800
TD Equity Options, Inc.	Chicago, Illinois	
Edge Trading Systems LLC	Chicago, Illinois	
TD Options LLC	Chicago, Illinois	
TD Holdings II Inc.	Wilmington, Delaware	
TD Securities (USA) LLC	New York, New York	
TD Professional Execution, Inc.	Chicago, Illinois	
Toronto Dominion (Texas) LLC	Houston, Texas	
TD USA Insurance, Inc.	New York, New York	
Toronto Dominion (New York) LLC	New York, New York	
Toronto Dominion Capital (U.S.A.), Inc.	New York, New York	
Toronto Dominion Investments, Inc.	Houston, Texas	
Other International		
NatWest Personal Financial Management Limited (50%)	London, England	64
NatWest Stockbrokers Limited	London, England	
TD Financial International Ltd.	Hamilton, Bermuda	7,867
Canada Trustco International Limited	St. Michael, Barbados	
TD Reinsurance (Barbados) Inc.	St. Michael, Barbados	
TD Haddington Services B.V.	Amsterdam, The Netherlands	9
TD Ireland	Dublin, Ireland	953
TD Global Finance	Dublin, Ireland	
TD Securities (Japan) Inc.	St. Michael, Barbados	38
TD Waterhouse Bank N.V.	Amsterdam, The Netherlands	177
TD Waterhouse Investor Services (UK) Limited	Leeds, England	27
TD Waterhouse Investor Services (Europe) Limited	Leeds, England	
Toronto Dominion Australia Limited	Sydney, Australia	156
Toronto Dominion International Inc.	St. Michael, Barbados	661
Toronto Dominion Investments B.V.	Amsterdam, The Netherlands	1,128
TD Bank Europe Limited	London, England	
Toronto Dominion Holdings (U.K.) Limited	London, England	
TD Securities Limited	London, England	
Toronto Dominion Jersey Holdings Limited	St. Helier, Jersey, Channel Islands	1,451
TD Guernsey Services Limited	St. Peter Port, Guernsey, Channel Islands	
TD European Funding Limited (60.99%)	St. Peter Port, Guernsey, Channel Islands	
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	719

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of any issued and outstanding voting securities and non-voting securities of the entities listed, except the non-voting securities of First Nations Bank of Canada, TD Capital Trust, and TD Mortgage Investment Corporation. Each subsidiary is incorporated in the country in which its head office is located, except TD Asset Management USA Inc. which was incorporated in Delaware, USA.

Ten-year Statistical Review[1]

Condensed Consolidated Balance Sheet

(millions of Canadian dollars)	2006	2005	2004
Assets			
Cash resources and other	**$ 10,782**	$ 13,418	$ 9,038
Securities	**124,458**	108,096	98,280
Securities purchased under reverse repurchase agreements	**30,961**	26,375	21,888
Loans (net of allowance for credit losses)	**160,608**	152,243	123,924
Other	**66,105**	65,078	57,897
Total	**392,914**	365,210	311,027
Liabilities			
Deposits	**$260,907**	$246,981	$206,893
Other	**101,242**	93,722	83,262
Subordinated notes and debentures	**6,900**	5,138	5,644
Liabilities for preferred shares and capital trust securities	**1,794**	1,795	2,560
Non-controlling interest in subsidiaries	**2,439**	1,708	–
	373,282	349,344	298,359
Shareholders' equity			
Common shares	**6,334**	5,872	3,373
Preferred shares	**425**	–	–
Contributed surplus	**66**	40	20
Foreign currency translation adjustments	**(918)**	(696)	(265)
Retained earnings	**13,725**	10,650	9,540
	19,632	15,866	12,668
Total	**$392,914**	$365,210	$311,027

Condensed Consolidated Statement of Income – Reported

(millions of Canadian dollars)	2006	2005	2004
Net interest income	**$ 6,371**	$ 6,008	$ 5,773
Other income	**6,733**	5,889	4,883
Total revenues	**13,104**	11,897	10,656
Dilution gain on investment, net of cost	**1,559**	–	–
Provision for (reversal of) credit losses	**409**	55	(386)
Non-interest expenses	**8,727**	8,782	8,007
Income (loss) before provision for (benefit of) income taxes	**5,527**	3,060	3,035
Provision for (benefit of) income taxes	**874**	699	803
Non-controlling interest in net income of subsidiaries	**184**	132	–
Equity in net income of associated company, net of tax	**134**	–	–
Net income (loss)	**4,603**	2,229	2,232
Preferred dividends	**22**	–	–
Net income (loss) available to common shareholders	**$ 4,581**	$ 2,229	$ 2,232

Condensed Consolidated Statement of Income – Adjusted

(millions of Canadian dollars)	2006	2005	2004
Net interest income	**$ 6,371**	$ 6,021	$ 5,773
Other income	**6,774**	6,015	4,961
Total revenues	**13,145**	12,036	10,734
Dilution gain on investment, net of cost	–	–	–
Provision for (reversal of) credit losses	**441**	319	336
Non-interest expenses	**8,172**	7,825	7,081
Income (loss) before provision for (benefit of) income taxes	**4,532**	3,892	3,317
Provision for (benefit of) income taxes	**1,107**	899	832
Non-controlling interest in net income of subsidiaries	**211**	132	–
Equity in net income of associated company, net of tax	**162**	–	–
Net income	**3,376**	2,861	2,485
Preferred dividends	**22**	–	–
Net income available to common shareholders	**$ 3,354**	$ 2,861	$ 2,485

Reconciliation of non-GAAP measures[2]

(millions of Canadian dollars)	2006	2005	2004
Net income available to common shareholders – reported	**$ 4,581**	$ 2,229	$ 2,232
Items of note affecting net income, net of income taxes			
Amortization of intangibles	**316**	354	477
Amortization of goodwill	–	–	–
Dilution gain on Ameritrade transaction, net of costs	**(1,665)**	–	–
Dilution loss on the acquisition of Hudson by TD Banknorth	**72**	–	–
Balance sheet restructuring charge in TD Banknorth	**19**	–	–
Restructuring charge	**35**	29	–
Goodwill impairment	–	–	–
Sale of Wealth Management's Mutual Funds record keeping business	–	–	–
Special Investment Real Estates Gains	–	–	–
General Reserves	–	–	–
Hedging impact due to AcG-13	**(7)**	(17)	50
General allowance release	**(39)**	(23)	(43)
Non-core portfolio loan loss recoveries (sectoral related)	–	(127)	(426)
Loss on structured derivative portfolios	–	100	–
Tax charge related to reorganizations	–	163	–
Other tax items[3]	**24**	(98)	–
Preferred share redemption	–	13	–
Initial set up of specific allowance for credit card and overdraft loans	**18**	–	–
Litigation charge	–	238	195
Total items of note	**(1,227)**	632	253
Net income available to common shareholders – adjusted	**$ 3,354**	$ 2,861	$ 2,485

2003	2002	2001	2000	1999	1998	1997
$ 7,719	$ 6,538	$ 5,945	$ 4,187	$ 6,226	$ 3,079	$ 7,587
79,665	82,197	97,194	85,387	69,093	49,719	33,422
17,475	13,060	20,205	13,974	25,708	12,291	23,321
118,058	122,627	119,673	120,721	87,485	84,926	79,702
50,615	53,618	44,821	40,549	25,905	31,816	19,820
273,532	278,040	287,838	264,818	214,417	181,831	163,852
$182,880	$189,190	$193,914	$185,808	$140,386	$120,677	$110,626
70,404	70,216	74,356	60,121	58,946	49,015	42,532
5,887	4,343	4,892	4,883	3,217	3,606	3,391
2,785	2,735	2,392	2,526	833	845	546
–	–	372	381	335	–	–
261,956	266,484	275,926	253,719	203,717	174,143	157,095
3,179	2,846	2,259	2,060	2,006	1,301	1,297
–	–	–	–	–	–	–
9	–	–	–	–	–	–
(130)	418	450	279	277	426	156
8,518	8,292	9,203	8,760	8,417	5,961	5,304
11,576	11,556	11,912	11,099	10,700	7,688	6,757
$273,532	$278,040	$287,838	$264,818	$214,417	$181,831	$163,852

2003	2002	2001	2000	1999	1998	1997
$ 5,437	$ 5,143	$ 4,224	$ 3,477	$ 2,928	$ 2,887	$ 2,791
4,424	4,929	6,447	6,400	5,932	3,197	2,650
9,861	10,072	10,671	9,877	8,860	6,084	5,441
–	–	–	–	–	–	–
186	2,925	920	480	275	450	360
8,364	7,752	8,654	8,127	4,561	3,957	3,383
1,311	(605)	1,097	1,270	4,024	1,677	1,698
322	(445)	(206)	266	1,081	601	641
–	–	3	35	5	–	–
–	–	–	–	–	–	–
989	(160)	1,300	969	2,938	1,076	1,057
–	–	–	–	–	–	–
$ 989	$ (160)	$ 1,300	$ 969	$ 2,938	$ 1,076	$ 1,057

2003	2002	2001	2000	1999	1998	1997
$ 5,437	$ 5,143	$ 4,224	$ –	$ –	$ –	$ –
4,469	4,889	6,097	–	–	–	–
9,906	10,032	10,321	–	–	–	–
–	–	–	–	–	–	–
423	1,475	620	–	–	–	–
6,881	6,754	6,925	–	–	–	–
2,602	1,803	2,776	–	–	–	–
657	389	698	–	–	–	–
–	–	3	–	–	–	–
–	–	–	–	–	–	–
1,945	1,414	2,075	–	–	–	–
–	–	–	–	–	–	–
$ 1,945	$ 1,414	$ 2,075	$ –	$ –	$ –	$ –

2003	2002	2001	2000	1999	1998	1997
$ 989	$ (160)	$ 1,300	$ 969	$ 2,938	$ 1,076	$ 1,057
491	634	440	–	–	–	–
–	–	189	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
110	–	138	–	–	–	–
507	–	–	–	–	–	–
–	(32)	–	–	–	–	–
–	–	(275)	–	–	–	–
–	–	208	–	–	–	–
–	–	–	–	–	–	–
(100)	–	–	–	–	–	–
(52)	972	–	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
–	–	75	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
956	1,574	775	–	–	–	–
$ 1,945	$ 1,414	$ 2,075	$ –	$ –	$ –	$ –

[1] Results prepared in accordance with GAAP are referred to as "reported". Adjusted earnings (excluding "items of note", net of tax, from reported results) is not a defined term under GAAP and therefore, may not be comparable to similar terms used by other issuers. For further explanation, see "How the Bank Reports" in the accompanying Management's Discussion and Analysis. Adjusted earnings are presented from 2001 to allow for sufficient years for historical comparison. Adjusted earnings shown for years prior to 2006 reflect adjustments for amortization of intangibles and certain identified items as previously disclosed by the Bank for the applicable period, except as noted.

[2] Certain comparative amounts have been restated to conform to the presentation adopted in the current period.

[3] For 2004, does not include the impact of future tax increase of $17 million reported in the report to shareholders for the quarter ended January 31, 2004. For 2006, the impact of future tax decreases of $24 million on adjusted earnings is included in other tax items.

Condensed Consolidated Statement of Changes in Shareholders' Equity

(millions of Canadian dollars)	2006	2005	2004
Common shares	$ 6,334	$ 5,872	$ 3,373
Preferred shares	425	–	–
Contributed surplus	66	40	20
Foreign currency translation adjustments	(918)	(696)	(265)
Retained earnings	13,725	10,650	9,540
Total shareholders' equity	$ 19,632	$ 15,866	$ 12,668

Other Statistics – Reported

			2006	2005	2004
Per common share[1]	1	Basic earnings	$ 6.39	$ 3.22	$ 3.41
	2	Diluted earnings[2]	6.34	3.20	3.39
	3	Dividends	1.78	1.58	1.36
	4	Book value	26.77	22.29	19.31
	5	Closing market price	65.10	55.70	48.98
	6	Closing market price to book value	2.43	2.50	2.54
	7	Closing market price appreciation	16.9%	13.7%	11.7%
	8	Total shareholder return	20.3	17.2	15.1
Performance ratios	9	Return on total common equity	25.5%	15.3%	18.5%
	10	Return on risk-weighted assets	3.37	1.88	2.22
	11	Efficiency ratio	59.5	73.8	75.1
	12	Net interest rate margin	2.02	2.09	2.26
	13	Common dividend payout ratio	27.9	49.3	39.9
	14	Dividend yield[3]	2.9	3.0	3.0
	15	Price earnings ratio[4]	10.3	17.4	14.5
Asset quality	16	Net impaired loans as a % of net loans[5]	(.5)%	(.6)%	(.5)%
	17	Net impaired loans as a % of common equity	(4.7)	(6.0)	(5.1)
	18	Provision for credit losses as a % of net average loans[5]	.25	.04	(.30)
Capital ratios	19	Tier 1 capital to risk-weighted assets	12.0%	10.1%	12.6%
	20	Total capital to risk-weighted assets	13.1	13.2	16.9
	21	Common equity to total assets	4.9	4.3	4.1
Other	22	Number of common shares outstanding (thousands)[1]	717,416	711,812	655,902
	23	Market capitalization (millions of Canadian dollars)	$ 46,704	$ 39,648	$ 32,126
	24	Average number of employees[6]	51,147	50,991	42,843
	25	Number of retail outlets[7]	1,691	1,473	1,034
	26	Number of retail brokerage offices	208	329	256
	27	Number of Automated Banking Machines	3,256	2,969	2,407

Other Statistics – Adjusted

			2006	2005	2004
Per common share[1]	1	Basic earnings	$ 4.70	$ 4.17	$ 3.80
	2	Diluted earnings[2]	4.66	4.14	3.77
Performance ratios	3	Return on total common equity	18.7%	19.6%	20.6%
	4	Return on risk-weighted assets	2.46	2.42	2.39
	5	Efficiency ratio	62.2	65.0	66.0
	6	Common dividend payout ratio	38.1	38.4	35.8
	7	Price earnings ratio[4]	14.0	13.5	13.0

GLOSSARY

Financial and Banking Terms

Acceptances: Bills of exchange or negotiable instruments drawn by the borrower for payment at maturity and accepted by a bank. Acceptances constitute a guarantee of payment by the Bank.

Adjusted Return on Common Equity: Adjusted net income available to common shareholders divided by average common equity.

Amortized Cost: The original cost of an investment purchased at a discount or premium plus or minus the portion of the discount or premium subsequently taken into income over the period to maturity.

Average Earning Assets: The average carrying value of deposits with banks, loans and securities based on daily balances for the period ending October 31 in each fiscal year.

Average Invested Capital: Average invested capital is equal to average common equity plus the average cumulative after-tax amounts of goodwill and intangible assets amortized as of the reporting date.

Basis Point: A measurement unit defined as one hundredth of one percent.

Capital Asset Pricing Model: A model that describes the relationship between risk and expected return for securities. The model states that the expected return of a security or portfolio equals the rate on a risk-free security plus a risk premium related to the volatility of the security relative to a representative market portfolio.

Carrying Value: The value at which an asset or liability is carried at on the Consolidated Balance Sheet.

Commitments to Extend Credit: Represent unutilized portions of authorizations to extend credit in the form of loans, customers' liability under acceptances, guarantees and letters of credit.

Current Replacement Cost: The estimated amount that would be paid or received by the Bank if the rights and obligations under contract were assigned to another counterparty.

Derivative Financial Instruments: Financial contracts that derive their value from changes in interest rates, foreign exchange rates, credits spreads, commodity prices, equities and other financial measures. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts.

Dividend Yield: Dividends paid during the year divided by average of high and low common share prices for the year.

Documentary and Commercial Letters of Credit: Instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions.

Earnings per Share, Basic: Net income less preferred share dividends divided by the average number of common shares outstanding.

Earnings per Share, Diluted: Net income less preferred share dividends divided by the average number of common shares outstanding adjusted for the dilutive effects of stock options and other common stock equivalents.

Economic Profit: Economic profit is a tool to measure shareholder value creation. Economic profit is the Bank's adjusted net income less preferred dividends and a charge for average invested capital.

Efficiency Ratio: Non-interest expenses as a percentage of total revenue. The efficiency ratio measures the efficiency of the Bank's operations.

Fair Value: The amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act.

Foreign Exchange Forwards: Contracts to buy or sell foreign currencies on a specified future date at a predetermined fixed rate.

Forward Rate Agreements: Contracts fixing an interest rate to be paid or received on a notional principal of specified maturity commencing on a specified future date.

Futures: Contracts to buy or sell a security at a predetermined price on a specified future date. Each contract is between the Bank and the organized exchange on which the contract is traded.

Guarantees and Standby Letters of Credit: Irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers.

Hedging: A risk management technique intended to mitigate the Bank's exposure to fluctuations in interest rates, foreign currency exchange rates, or other market factors. The elimination or reduction of such exposure is accomplished by engaging in capital markets activities to establish offsetting positions.

Impaired Loans: Loans where, in management's opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.

Location of Ultimate Risk: The location of residence of the customer or, if guaranteed, the guarantor. However, where the customer or guarantor is a branch office, the location of residence of the head office is used, and where most of the customer's or guarantor's assets or the security for the asset are situated in a different country, that country is deemed to be the location of ultimate risk. Foreign currency assets are not necessarily utilized in or repaid from the geographic areas in which they are included.

Mark-to-Market: The valuation at market rates, as at the balance sheet date, of securities and derivatives held for trading purposes.

Master Netting Agreements: Legal agreements between two parties that have multiple derivative contracts with each other that provide for the net settlement of all contracts through a single payment, in a single currency, in the event of default on or termination of any one contract.

Net Interest Income: The difference between the interest and dividends earned from loans and securities, and the interest paid on deposits and other liabilities.

Net Interest Rate Margin: Net interest income as a percentage of average earning assets.

Notional: A reference amount on which payments for derivative financial instruments are based. Generally, the notional amount is not exchanged under the terms of the derivative contract.

Options: Contracts in which the writer of the option grants the buyer the future right, but not the obligation, to buy or to sell, a security, exchange rate, interest rate, or other financial instrument or commodity at a predetermined price, at or by a specified future date.

Provision for Credit Losses: Amount added to the allowance for credit losses to bring it to a level that management considers adequate to absorb all credit related losses in its portfolio.

Return on Common Shareholders' Equity: Net income available to common shareholders as a percentage of average common shareholders' equity. A broad measurement of a bank's effectiveness in employing shareholders' funds.

Return on Invested Capital (ROIC): ROIC is a measure of shareholder value calculated as adjusted net income less preferred dividends, divided by average invested capital.

Return on Tangible Common Equity: Adjusted net income available to common shareholders divided by average common equity less average goodwill and intangibles.

Risk-weighted Assets (RWA): Assets calculated by applying a regulatory predetermined risk-weight factor to the face amount of each asset. The face amount of off-balance sheet instruments are converted to balance sheet (or credit) equivalents, using specified conversion factors, before the appropriate risk-weights are applied. The riskweight factors are established by the Superintendent of Financial Institutions Canada to convert assets and off-balance sheet exposures to a comparable risk level.

Securities Purchased under Reverse Repurchase Agreements: The purchase of a security, normally a government bond, with the commitment by the buyer to resell the security to the original seller at a specified price.

Securities Sold under Repurchase Agreements: The sale of a security with the commitment by the seller to repurchase the security at a specified price.

Securitization: The process by which financial assets, mainly loans, are transferred to a trust, which normally issues a series of asset-backed securities to investors to fund the purchase of loans.

Swaps: Contracts that involve the exchange of fixed and floating interest rate payment obligations and/or currencies on a notional principal for a specified period of time.

Total Market Return: The change in market price plus dividends paid during the year as a percentage of the prior year's closing market price per common share.

Variable Interest Entities (VIEs): VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinate financial support from other parties.

2003	2002	2001	2000	1999	1998	1997
$ 3,179	$ 2,846	$ 2,259	$ 2,060	$ 2,006	$ 1,301	$ 1,297
–	–	–	–	–	–	–
9	–	–	–	–	–	–
(130)	418	450	279	277	426	156
8,518	8,292	9,203	8,760	8,417	5,961	5,304
$ 11,576	$ 11,556	$ 11,912	$ 11,099	$ 10,700	$ 7,688	$ 6,757

2003	2002	2001	2000	1999	1998	1997
$ 1.52	$ (.25)	$ 2.07	$ 1.56	$ 4.90	$ 1.81	$ 1.77
1.51	(.25)	2.05	1.53	4.81	–	–
1.16	1.12	1.09	.92	.72	.66	.56
17.64	17.91	18.97	17.83	17.25	12.94	11.38
43.86	29.35	35.94	41.95	33.75	22.95	25.83
2.49	1.64	1.89	2.35	1.96	1.77	2.27
49.4%	(18.3)%	(14.3)%	24.3%	47.1%	(11.1)%	64.8%
54.4	(15.7)	(11.9)	27.4	50.3	(9.0)	69.1
8.7%	(1.3)%	11.3%	8.9%	34.3%	15.0%	16.6%
.92	(.05)	1.08	.86	2.74	1.10	1.13
84.8	77.0	81.1	82.3	51.5	65.0	62.2
2.16	2.00	1.68	1.49	1.57	1.79	2.20
76.2	–	52.6	59.0	14.7	36.4	31.7
3.2	3.2	2.7	2.3	2.1	2.4	2.7
29.0	–	17.5	27.4	7.0	12.7	14.6
(.5)%	(.7)%	–%	(.1)%	(.3)%	(.3)%	(.1)%
(5.5)	(8.4)	(.4)	(1.4)	(2.4)	(3.4)	(1.2)
.15	2.24	.71	.39	.28	.48	.43
10.5%	8.1%	8.4%	7.2%	10.1%	7.2%	6.6%
15.6	11.6	11.9	10.8	13.3	11.0	10.2
4.2	4.2	4.1	4.2	5.0	4.2	4.1
656,261	645,399	628,451	622,616	620,343	594,238	593,892
$ 28,784	$ 18,942	$ 22,587	$ 26,119	$ 20,937	$ 13,638	$ 15,337
42,538	44,470	45,565	45,026	30,636	29,236	28,001
1,093	1,178	1,294	1,355	904	916	913
270	283	284	292	269	254	198
2,638	2,608	2,777	2,836	2,164	2,124	2,038

2003	2002	2001	2000	1999	1998	1997
$ 2.99	$ 2.21	$ 3.31	$ –	$ –	$ –	$ –
2.98	2.18	3.27	–	–	–	–
17.1%	11.6%	18.0%	–%	–%	–%	–%
1.35	.45	1.42	–	–	–	–
69.5	67.3	67.1	–	–	–	–
38.8	50.8	33.0	–	–	–	–
14.7	13.5	11.0	–	–	–	–

[1] Adjusted to reflect the one-for-one stock dividend paid on July 31, 1999.

[2] As the information is not reasonably determinable, amounts for years prior to 1999 have not been calculated to give effect to dilution under the treasury stock method.

[3] Dividends paid during the year divided by average of high and low common share prices for the year.

[4] Beginning in 1999, the price earnings ratio is computed using diluted net income per common share. Prior to 1999, the price earnings ratio is computed using basic net income per common share.

[5] Includes customers' liability under acceptances.

[6] Reflects the number of employees on an average full-time equivalent basis. Prior to 2002, the number of employees is on an "as at" full-time equivalent basis.

[7] Includes retail bank outlets, private client centre branches, and estates and trusts branches.

Shareholder and Investor Information

Market Listings

The Toronto-Dominion Bank common shares are listed on:
the Toronto Stock Exchange
the New York Stock Exchange
the Tokyo Stock Exchange

The Toronto-Dominion Bank preferred shares are listed on the Toronto Stock Exchange.

The Preferred Shares, Series A ("HYBRIDS") of TD Mortgage Investment Corporation are listed on the Toronto Stock Exchange.

The Capital Trust Securities – Series 2009 of TD Capital Trust are listed on the Toronto Stock Exchange.

Auditors for Fiscal 2006

Ernst & Young LLP

Dividends

Direct dividend depositing: All shareholders may have their dividends deposited directly to any bank account in Canada or the United States. For this service, please contact the Bank's transfer agent at the address below.

U.S. dollar dividends: Dividend payments sent to U.S. addresses or made directly to U.S. bank accounts will be made in U.S. funds unless a shareholder otherwise instructs the Bank's transfer agent. Other shareholders can request dividend payments in U.S. funds by contacting the Bank's transfer agent. Dividends will be exchanged into U.S. funds at the Bank of Canada noon rate on the fifth business day after record date, or as otherwise advised by the Bank.

Dividend information for 2007 is available at www.td.com under Investor Relations/Share Information. Dividends, including the amounts and dates, are subject to declaration by the Board of Directors of the Bank.

Transfer Agent

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
1-800-387-0825
416-643-5500
www.cibcmellon.com or inquiries@cibcmellon.com

Please contact our transfer agent for shareholder inquires relating to: missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes or the dividend re-investment program.

Shareholder Relations Department

For all other shareholder inquiries, please contact the Shareholder Relations Department at 416-944-6367 or 1-866-756-8936 or e-mail tdshinfo@td.com.

Dividend Reinvestment Plan

For information regarding the Bank's dividend reinvestment plan, please contact our transfer agent or visit our web site at www.td.com under Investor Relations/Share Information.

Subordinated Notes Services

Trustee for subordinated notes:
Computershare Trust Company of Canada
Corporate Trust Services
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1

Securities Information[1]	Ticker Symbol	Cusip No.
Common Shares	TD	891160 50 9
Non-cumulative Redeemable Class A First Preferred Shares, Series M	TD.PR.M	891160 71 5
Non-cumulative Redeemable Class A First Preferred Shares, Series N	TD.PR.N	891160 69 9
Non-cumulative Redeemable Class A First Preferred Shares, Series O	TD.PR.O	891160 68 1
TD Mortgage Investment Corporation HYBRIDS	TDB.M	871949 AA 1
TD Capital Trust Capital Trust Securities – Series 2009	TDD.M	87807M AA 1
TD Capital Trust II TD Capital Trust II Securities – Series 2012-1		87807T AA 6

[1] Further information is available on our web site at www.td.com under Investor Relations/Share Information.

Vous pouvez vous procurer des exemplaires en français du rapport annuel au service suivant :
Affaires internes et publiques
La Banque Toronto-Dominion
P.O. Box 1
Toronto-Dominion Centre
Toronto (Ontario)
M5K 1A2

財務報告書の日本語版（有価証券報告書より抜粋） をご希望の方は、下記にお申し出下さい。
〒105-0001
東京都港区虎ノ門
４丁目３番地２０号
神谷町ＭＴビル１６階
トロント・ドミニオン
銀行東京支店
(Tel. 03-5473-1610)

Senior Officers



W. Edmund Clark
President and Chief Executive Officer

CORPORATE OFFICE



Frank J. McKenna
Deputy Chair



Fredric J. Tomczyk
Vice Chair Corporate Operations



Theresa L. Currie
Executive Vice President Human Resources



Colleen M. Johnston
Executive Vice President and Chief Financial Officer



Christopher A. Montague
Executive Vice President and General Counsel

Corporate Office Senior Vice Presidents:

Riaz Ahmed
Corporate Development

Warren W. Bell
Human Resources

Mark R. Chauvin
Credit Risk Management

John T. Davies
Corporate Operations

D. Suzanne Deuel
Operational Risk and Insurance Management

Donald E. Drummond
Economics

David M. Fisher
Office of the Ombudsman

William R. Gazzard
Compliance

Phillip D. Ginn
Technology Solutions

Jeffrey J. Henderson
Technology Solutions

Paul W. Huyer
Finance Shared Services

Alan J. Jette
Treasury and Balance Sheet Management

David W. McCaw
Human Resources

Dominic J. Mercuri
Chief Marketing Officer

Mary M. O'Hara
Human Resources

Kerry A. Peacock
Corporate and Public Affairs

S. Kenneth Pustai
Human Resources

Chakravarthi Raghunathan
Trading Risk

Heather D. Ross
Chief Information Officer

J. David Sloan
Audit

Steven L. Tennyson
Technology Solutions

Alan E. Wheable
Taxation

CANADIAN PERSONAL AND COMMERCIAL BANKING



Bernard T. Dorval
Group Head Business Banking & Insurance and Co-Chair TD Canada Trust



Timothy D. Hockey
Group Head Personal Banking and Co-Chair TD Canada Trust



Paul C. Douglas
Executive Vice President Commercial Banking



Brian J. Haier
Executive Vice President Retail Distribution



Margo M. McConvey
Executive Vice President Operations and Technology



Alain P. Thibault
Executive Vice President Property & Casualty Insurance and Chief Executive Officer TD Meloche Monnex Inc.

Canadian Personal and Commercial Banking Senior Vice Presidents:

Cathy L. Backman
e.Bank

Joan D. Beckett
Central Ontario Region Retail Distribution

John A. Capozzolo
Retail Sales & Service Retail Distribution

Paul M. Clark
Small Business Banking and Merchant Services

James E. Coccimiglio
Greater Toronto Area District and Atlantic District Commercial Banking

Susan A. Cummings
Human Resources

Alan H. Desnoyers
Quebec District Commercial Banking

Alexandra P. Dousmanis-Curtis
Retail Distribution

Lisa A. Driscoll-Biggs
Atlantic Region Retail Distribution

Gary J. Dunne
Ontario North East Region Retail Distribution

Christopher D. Dyrda
Western District Commercial Banking

Charles A. Hounsell
Western Ontario Region Retail Distribution

Sean E. Kilburn
TD Life Group

Christine Marchildon
Quebec Region Retail Distribution

Ronald J. McInnis
Prairie Region Retail Distribution

Damian J. McNamee
Finance

David I. Morton
Sales and Service Commercial Banking

Suzanne E. Poole
Pacific Region Retail Distribution

Lisa A. Reikman
Commercial National Accounts

Bruce M. Shirreff
Core, Term, and Real Estate Secured Lending Products

Ian B. Struthers
Ontario District Commercial Banking

Paul I. Verwymeren
Commercial Credit Risk Management

Paul J. Vessey
VISA and Unsecured Lending Products

M. Suellen Wiles
Greater Toronto Area Region Retail Distribution

U.S. PERSONAL AND COMMERCIAL BANKING



William J. Ryan
Group Head US Personal and Commercial Banking Chairman and Chief Executive Officer TD Banknorth Inc. and Vice Chair TD Bank Financial Group



Bharat B. Masrani
President
TD Banknorth Inc.



Peter J. Verrill
Vice Chairman and Chief Operating Officer
TD Banknorth Inc.

WHOLESALE BANKING



Robert J. Dorrance
Group Head Wholesale Banking Chairman, Chief Executive Officer and President TD Securities and Vice Chair TD Bank Financial Group

Wholesale Banking Senior Vice Presidents:

Sinan Akdeniz
Operations

Rod F. Ashtaryeh
US Media Communications

John F. Coombs
Credit Management

John Gisborne
Credit Products Group

Martine M. Irman
Interest Rate, Currency Trading & Distribution

Paul N. Langill
Finance

Drew E. MacIntyre
Investment Banking

Jason A. Marks
Energy Trading and International Proprietary Equity Trading

Patrick B. Meneley
Investment Banking

Bimal Morjaria
Equity Derivatives Trading

Brendan J. O'Halloran
TD Securities USA

Helena J. Pagano
Human Resources

Robbie J. Pryde
Institutional Equities & Origination

Craig A. Scott
Credit Risk Management

INVESTMENT MANAGEMENT



Robert F. MacLellan
Executive Vice President and Chief Investment Officer

Investment Management Senior Vice Presidents:

Barbara F. Palk
TD Asset Management

John R. Pepperell
TD Asset Management

Satish C. Rai
TD Asset Management

WEALTH MANAGEMENT



William H. Hatanaka
Group Head Wealth Management Chairman and Chief Executive Officer TD Waterhouse Canada Inc.



John G. See
Executive Vice President Discount Brokerage and Financial Planning

Wealth Management Senior Vice Presidents:

William R. Fulton
Private Client Group

Gerard J. O'Mahoney
Operations

David P. Pickett
Practice Management

Timothy P. Pinnington
TD Mutual Funds

Michael E. Reilly
TD Waterhouse Investment Advice

Rudy J. Sankovic
Finance

Kevin J. Whyte
Technology Solutions

The listing is as of December 1, 2006.

Corporate Responsibility Report 2006

INVESTING IN OUR COMMUNITIES TO MAKE A DIFFERENCE

As a responsible corporate citizen, TD strives to make a difference in the communities where we live and work. We believe our actions in 2006 clearly demonstrate this commitment. To learn more about what TD and its employees did this year to give back to its communities and contribute to Canada's social, economic and environmental well-being, watch for our 2006 Corporate Responsibility Report. It will be available in March 2007 on www.td.com.

HERE ARE SOME HIGHLIGHTS:

Making a Difference in Our Communities

- TD donated over $32 million to more than 1,600 charities and community projects, with particular focus on three areas: children's health; education and literacy; and the environment.
- TD employees know that making a difference isn't just about giving money; it's also about giving time. Through our Volunteer Policy, TD supported the community efforts of our employees with both paid time off from work and close to $250,000 in volunteer grants to the charities at which they generously gave their time.

Supporting the Well-being of Our Environment

- From energy conservation, recycling and waste management initiatives to responsible lending, TD operates based on environmentally sound business practices.
- With the support of our customers, the TD Friends of the Environment Foundation donated funds to over 800 local community projects focused on the well being of our environment.
- This year, the TD Canada Trust Great Canadian Shoreline Cleanup involved more than 40,000 volunteers from Halifax to Vancouver, making it the largest marine conservation action program in Canada. Volunteers removed everything from couches, building materials and cigarette butts to help clean up our lakes, streams and other waterways.

Promoting Diversity

- Diversity is an ongoing business priority at TD. In 2006 our Diversity Leadership Council continued to place emphasis on five areas which include building an agenda for people with disabilities; creating an inclusive environment for gay and lesbian employees; expanding leadership opportunities for members of visible minority groups; enhancing leadership opportunities for women and serving diverse customers.
- In 2006, we hosted a TD Women in Leadership Symposium and Visible Minority Summit to create forums for dialogue and action planning among executives at the bank.
- We sponsored "Pride Toronto", Canada's largest gay and lesbian festival, as well as the 16th International AIDS conference in Toronto – building relationships and contributing to issues that matter to the gay and lesbian community.
- TD initiated, and was the lead sponsor of the Ability First conference, which presented the business case for hiring people with disabilities to employers in London, Ontario.

Contributing to Public Policy Discussions

- TD continued to play a proactive role in raising awareness of key issues facing Canadians. In 2006, for example, TD Economics published reports that investigated how we could improve this country's productivity and public infrastructure challenges, while also joining forces with community groups on initiatives that strive to improve the prosperity of our cities.

TD's Board recognized for governance leadership



Steve, Ruth Ann and John Schoonjans, Lake Breeze Farms Inc.

Investing in the next generation

Planning to have their son Steve help manage the family farm on a full-time basis, John and Ruth Ann Schoonjans of Forest, Ontario, looked to expand their successful hog operation through the construction of a new state-of-the-art barn and existing facility renovations. A trusted advisor since 2000, TD Canada Trust worked with the Schoonjans to accommodate their expanding business while helping set up the family's business succession plan.



40,000 +
Canadians participated in the TD Canada Trust Great Canadian Shoreline Cleanup

$32 million +
in TD donations to charities that make a difference in our communities for years to come.

TD's **Leadership Academy** hosted 8 sessions, investing in our future leaders.



Focusing on the future

TD is strategically positioned to build for the future. This is demonstrated in the way we support our customers' plans for the road ahead and invest in our businesses and people. That's also why we're committed to helping make a lasting difference in the communities where we live and work.

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse and an investment in TD Ameritrade; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$392.9 billion in assets, as of October 31, 2006. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

Head Office
Address:
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
King St. W. and Bay St.
Toronto, Ontario
M5K 1A2
416-982-8222

Fax:
416-982-5671

Products and services:
Contact TD Canada Trust,
24 hours a day, seven
days a week
1-866-222-3456

French:
1-866-233-2323

Cantonese/Mandarin:
1-800-328-3698

Telephone device for the deaf:
1-800-361-1180

General information:
Contact Corporate and
Public Affairs,
416-982-8578

Internet web site:
www.td.com

Internet e-mail:
customer.service@td.com

Annual Meeting
March 29, 2007
9:30 a.m. ET
Fairmont The Queen Elizabeth Hotel
Montreal, Quebec

Shareholder Services
For shareholder inquiries relating to: missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes or the dividend re-investment program, please contact our transfer agent:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
1-800-387-0825
416-643-5500
www.cibcmellon.com or
inquiries@cibcmellon.com

Co-transfer agent and registrar:
Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, New Jersey 07606
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired:
1-800-231-5469
Foreign shareholders:
201-680-6578
TDD foreign shareholders:
201-680-6610
www.melloninvestor.com

Shareholder service agent
in Japan:
Mizuho Trust & Banking Co., Ltd.
1–17–7, Saga, Koto-ku
Tokyo, Japan
135-8722

For all other shareholder inquiries, please contact the Shareholder Relations Department at 416-944-6367 or 1-866-756-8936 or e-mail tdshinfo@td.com

The annual report is available in alternative formats by contacting the Shareholder Relations Department.

Shareholders may communicate directly with the independent directors through the Chairman of the Board, by writing to:
John M. Thompson
Chairman of the Board
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario
M5K 1A2

Financial mailing list:
The Bank maintains a mailing list so shareholders and other interested parties can receive quarterly financial statements and annual reports. To add your name to this list, please contact the Bank's transfer agent.

Common Share Repurchase
The Bank has filed a notice with the Toronto Stock Exchange of a normal course issuer bid through the facilities of the Exchange. A copy of the notice of the bid may be obtained, without charge, by contacting the Shareholder Relations Department.

Further information regarding the bid is available on our web site at www.td.com under Investor Relations/Share Information/Common Shares.

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